                                                      Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-58547


PROSPECTUS


                               OFFER TO EXCHANGE

                     9 7/8% SERIES B SENIOR NOTES DUE 2008
                  ($150,000,000 PRINCIPAL AMOUNT OUTSTANDING)
                          FOR ANY AND ALL OUTSTANDING
                        9 7/8% SENIOR NOTES DUE 2008 OF

                [LOGO OF PRIMUS TELECOMMUNICATIONS GROUP, INC.]

  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 14, 1998 (AS SUCH DATE MAY BE EXTENDED, THE "EXPIRATION DATE").

  Primus Telecommunications Group, Incorporated, a Delaware corporation (the "Company"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal") to exchange its outstanding 9 7/8% Senior Notes Due 2008 (the "Initial Notes"), of which $150,000,000 aggregate principal amount is outstanding as of the date hereof, for a like aggregate principal amount of its newly issued 9 7/8% Series B Senior Notes Due 2008, which have been registered under the Securities Act of 1933, as amended (the "Exchange Notes"). The Exchange Notes are being offered hereby in order to satisfy certain obligations of the Company under the Registration Rights Agreement (the "Registration Rights Agreement"), dated as of May 19, 1998, among Lehman Brothers Inc., as representative of the Initial Purchasers (the "Initial Purchasers"), and the Company. The form and terms of the Exchange Notes will be the same as those of the Initial Notes except that the Exchange Notes will have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and, consequently, will not be subject to certain transfer restrictions, registration rights and related liquidated damages provisions applicable to the Initial Notes. The Exchange Notes will evidence the same debt as the Initial Notes and will be entitled to the benefits of an indenture (the "Indenture"), dated as of May 19, 1998, among the Company and First Union National Bank, as trustee (the "Trustee"). The Indenture provides for the issuance of both the Initial Notes and the Exchange Notes. The Initial Notes and the Exchange Notes are referred to herein collectively as the "Notes" and holders of the Notes are sometimes referred to herein as the "Holders."

  The Company will accept for exchange any and all Initial Notes that are validly tendered prior to 5:00 p.m., New York City time, on the Expiration Date. Tenders of Initial Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of the Initial Notes being tendered for exchange. However, the Exchange Offer is subject to certain customary conditions, which may be waived by the Company, and to the terms and provisions of the Registration Rights Agreement. The Initial Notes may be tendered only in multiples of $1,000. See "The Exchange Offer."

                              ------------------

  SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS PRIOR TO TENDERING THEIR INITIAL NOTES IN THE EXCHANGE OFFER.

                              ------------------

THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES   COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION OR  ANY  STATE SECURITIES  COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF  THIS   PROSPECTUS.  ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is July 16, 1998.

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, this Prospectus. As used in this Prospectus, except where the context otherwise requires, the terms "Primus" and the "Company" refer to Primus Telecommunications Group, Incorporated and all of its subsidiaries (including TresCom), and the term "TresCom" refers to TresCom International, Inc. and all of its subsidiaries, the operations of such entities which are now conducted through the Company as a result of the TresCom Merger. As used in this Prospectus, the term "TresCom Merger" refers to the merger between a wholly-owned subsidiary of Primus and TresCom consummated on June 9, 1998, the "TelePassport/USFI Acquisition" refers to the October 1997 acquisition by Primus of TelePassport L.L.C. and USFI, Inc., and the "Axicorp Acquisition" refers to the March 1996 acquisition by Primus of Axicorp Pty., Ltd. which changed its name to Primus Telecommunications (Australia) Pty. Ltd. in October 1997 ("Axicorp").

                                  THE COMPANY

OVERVIEW

  Primus is a facilities-based global telecommunications company that offers international and domestic long distance and other telecommunications services to business, residential and carrier customers in North America and selected markets within the Asia-Pacific region and Europe. Primus has expanded its geographic presence in the Caribbean, Central America and South America (collectively "Latin America") through its recent acquisition of TresCom, which provides international long distance service primarily for calls originating in the United States. The Company seeks to capitalize on the increasing demand for high-quality international telecommunications services resulting from the globalization of the world's economies and the worldwide trend toward telecommunications deregulation. Primus provides these services over its global intelligent telecommunications network (the "Network"), which includes (i) eleven international gateway switches in the United States, Australia, Canada, Germany, Puerto Rico and the United Kingdom, (ii) four domestic switches in Australia, (iii) a switching platform in Japan and (iv) both owned and leased transmission capacity on undersea and land-based fiber optic cable systems. The Network, along with resale arrangements and foreign carrier agreements, allows the Company to offer quality service to its approximately 275,000 customers.

  Primus is a full-service carrier and has licenses and operations in the United States, Australia, the United Kingdom, Japan, Germany and Canada, enabling it to complete calls to more than 230 countries. The United States, Australia and the United Kingdom are the most deregulated countries within the Company's service regions (the "Service Regions"), which include North America, the Asia-Pacific region, Europe and, with the consummation of the TresCom Merger, Latin America. The United States, Australia and the United Kingdom will serve as regional hubs for Primus's intended expansion into additional markets as worldwide deregulation of telecommunications markets continues. During the years ended December 31, 1996 and 1997, and the three months ended March 31, 1998, Primus had net revenue of $173.0 million, $280.2 million and $80.1 million, respectively. After giving pro forma effect to the TresCom Merger and the TelePassport/USFI Acquisition, for the year ended December 31, 1997, the Company would have had net revenue of $448.9 million and, after giving pro forma effect to the TresCom Merger, for the three months ended March 31, 1988 the Company would have had net revenue of $114.7 million.

  The Company primarily targets, on a retail basis, small- and medium-sized businesses and ethnic residential customers with significant international long distance traffic and, on a wholesale basis, other telecommunications carriers and resellers with substantial international traffic. The Company provides a broad array of competitively priced telecommunications services, including international and domestic long distance services and private networks, reorigination services, prepaid and calling cards and toll-free services, as well as local, data, Internet and cellular services in Australia. The Company markets its services through a variety of channels, including through its direct sales force and independent agents, and through direct marketing.

NETWORK

  The Company has constructed and is expanding the Network to reduce and control costs, improve service reliability and increase flexibility to introduce new products and services. Management believes that, as the volume of telecommunications traffic carried on the Network increases, the Company should continue to improve its profitability as it more fully utilizes its Network capacity and realizes economies of scale. As customer demand justifies the capital investment, Primus will seek to expand the Network through additional investment in undersea and domestic fiber optic cable systems, international gateway and domestic switching facilities, and international satellite earth stations. Major components of the Network include the following:

  Switches. Since December 31, 1996, when the Company operated one international gateway switch in Washington, D.C., the Network has grown to consist of 15 switches, including eleven international gateway switches (New York, Los Angeles, Washington, D.C., Toronto, Vancouver, London, Frankfurt and Sydney, and as a result of the recently completed TresCom Merger, Fort Lauderdale, New York City and Guaynabo, Puerto Rico) and four domestic switches (Adelaide, Brisbane, Melbourne and Perth), and a switching platform in Japan. The Company also has 15 points of presence ("Pops") in additional markets within its Service Regions. The Company's international gateway switches will serve as the base for its global expansion of the Network into new countries when customer demand justifies such investment and as regulatory rules permit the Company to compete in new markets. The Company intends to add, by the end of 1999, up to three switches in North America, two switches in Europe, one switch in the Asia-Pacific region, and three switches in Latin America.

  Transmission Capacity. The Company owns and leases transmission capacity which connects its switches to each other and to the networks of other international and domestic telecommunications carriers. The Company's ownership interests consist of Minimum Assignable Ownership Units ("MAOUs") and indefeasible rights of use ("IRUs") in 12 undersea fiber optic cable systems, including the CANTAT-3, TAT-12/TAT-13, TPC-5 and Gemini systems. As a result of the recently completed TresCom Merger, the Company has acquired additional MAOUs and IRUs in 11 cable systems, including the Americas 1, Columbus 2, PTAT-1 and Taino Carib systems. The Company expects to continue to acquire additional capacity on both existing and future international and domestic fiber optic cable systems as anticipated customer demand justifies such investments.

  Foreign Carrier Agreements. In selected countries where competition with the traditional incumbent post, telephone and telegraph operators ("PTTs") is limited or is not currently permitted, the Company has entered into foreign carrier agreements with PTTs or other service providers which permit the Company to carry traffic into and receive return traffic from these countries. The Company has existing foreign carrier agreements with PTTs in Cyprus, Greece, Honduras, India, Iran, Italy and New Zealand, and additional carrier agreements with foreign service providers in five other countries. As a result of the recently completed TresCom Merger, the Company has acquired 27 additional foreign carrier agreements, providing access to various countries in Latin America.

STRATEGY

  Primus's objective is to become a leading global provider of international and domestic long distance voice, data and other services in its Service Regions. Key elements of Primus's strategy to achieve this objective include:

  .  Focus on Customers with Significant International Long Distance
     Usage. The Company's primary focus is providing telecommunications services, on a retail basis, to small- and medium-sized businesses with significant international long distance traffic, to ethnic residential customers and, on a wholesale basis, to other telecommunications carriers and resellers with international traffic. The Company believes that the international long distance market offers an attractive business opportunity given its size and, as compared to the domestic long distance market, its higher revenue per minute, gross margin and expected growth rate.

  . Pursue Early Entry into Selected Deregulating Markets. The Company seeks to be an early entrant into selected deregulating telecommunications markets where it believes there is significant demand for international long distance services as well as substantial growth and profit potential. The Company believes that early entrance into deregulating markets provides it with competitive advantages as it develops sales channels, establishes a customer base, hires personnel experienced in the telecommunications industry and achieves name recognition, prior to the entry into these markets of a large number of competitors. The Company focuses its expansion efforts on major metropolitan areas with high concentrations of potential customers with international traffic.

  . Expand Global Intelligent Network. Primus expects that continued strategic development of the Network will lead to reduced transmission and other operating costs as a percentage of net revenue, reduced reliance on other carriers and more efficient network utilization. The Company owns and operates its own switching facilities, and purchases fiber optic cable capacity on an end-to-end basis when current and expected traffic levels justify such investment.

  . Deliver Quality Services at Competitive Prices. Management believes that the Company delivers high quality services at competitive prices and provides a high level of customer service. The Company intends to maintain a low cost structure in order to offer its customers international and domestic long distance services priced below those of major carriers in the Service Regions. In addition, the Company intends to maintain strong customer relationships through the use of trained and experienced sales and service representatives, and through the provision of customized billing services.

  . Expand Service Offerings as Markets Deregulate. The Company typically enters markets which are in the initial stages of deregulation by first providing international long-distance services and, as the market deregulates further, expanding its portfolio of service offerings within the particular market. Management believes that international long distance generally offers attractive margins in markets in the early stages of deregulation and provides a platform for capturing customers for additional services. Subsequent additions to service offerings include, among other services, domestic long distance, data and Internet access.

  . Growth through Selected Acquisitions and Strategic Investments. As part of its business strategy, the Company frequently evaluates potential acquisitions, joint ventures and strategic investments. The Company views acquisitions, joint ventures and strategic investments as a means to enter additional markets and expand its operations within existing markets, thereby facilitating an acceleration of its business plan. Potential candidates include voice and data service providers with an established customer base, complementary operations, telecommunications licenses, experienced management or network facilities in countries into which the Company seeks to enter.

                              RECENT DEVELOPMENTS

  TresCom Merger. On June 9, 1998, pursuant to an Agreement and Plan of Merger (as amended, the "Merger Agreement"), the Company acquired all of the outstanding shares of TresCom, a facilities-based long distance telecommunications carrier focused on international long distance traffic originating in the United States and terminating in Latin America. The TresCom Merger provides Primus with accelerated entry into the Latin American international long distance markets and expands the scope and coverage of the Network, thereby providing additional opportunities to migrate traffic onto the Network, resulting in better utilization of the Network. The Company believes that, in addition to providing transmission facilities, the TresCom Merger adds foreign carrier agreements, direct connections to foreign telecommunications carriers and experienced management, enabling the combined Company to realize synergies in sales, marketing and administration.

  TresCom markets wholesale telecommunications services to other long distance carriers who utilize the TresCom network to transmit international calls to Latin America. TresCom's customers also include businesses with sales or operations in Latin America, as well as the growing Hispanic population in the United States. For the years ended December 31, 1995, 1996 and 1997, TresCom had revenue of $102.6 million, $139.6 million and $157.6 million, respectively. Pursuant to the Merger Agreement, each of the approximately 12.7 million outstanding shares of TresCom common stock were exchanged for shares of Primus's common stock ("Common Stock") at an exchange ratio equal to 0.6147. See "Recent Developments--TresCom Merger" and "Business--TresCom."

  Other Acquisitions and Investments. In March 1998, the Company purchased a controlling interest in Hotkey Internet Services Pty., Ltd. ("Hotkey"), an Australia-based Internet service provider, for a cash purchase price of approximately $1.3 million (the "Hotkey Investment"). Thereafter, in April 1998, the Company acquired all of the outstanding stock of Eclipse Telecommunications Pty. Ltd. ("Eclipse"), an Australia-based data communications service provider, for a purchase price of approximately $2.5 million comprised of cash and shares of Common Stock (the "Eclipse Acquisition"). The combination of these two transactions, together with the Company's existing Australian operations, positions the Company to offer a complete range of telecommunications services to corporate customers in Australia, including fully integrated voice and data networks, as well as Internet access. See "Recent Developments--Hotkey Investment" and "--Eclipse Acquisition."

                               ------------------

  As of June 29, 1998, Primus had an equity market capitalization of $559,052,316 million, based upon a closing price of $20 1/16 per share and approximately 27,865,536 shares of Common Stock outstanding (including shares of Common Stock issued pursuant to the recently completed TresCom Merger).

                               ------------------

                         ISSUANCE OF THE INITIAL NOTES

  The Initial Notes were issued in an offering to the Initial Purchasers (the "Offering") of an aggregate of $150.0 million in principal amount of the Initial Notes pursuant to a Purchase Agreement, dated May 14, 1998 (the "Purchase Agreement") among the Company and the Initial Purchasers. The net proceeds of the Offering, after deducting discounts and commissions and offering expenses, were approximately $145.0 million and were received by the Company on May 19, 1998 (the "Closing Date"). The Company intends to use the net proceeds of the Offering to fund capital expenditures to expand and develop the Company's Network. The Initial Purchasers subsequently resold the Initial Notes in reliance on Rule 144A under the Securities Act and certain other exemptions under the Securities Act. The Company and the Initial Purchasers also entered into the Registration Rights Agreement, pursuant to which the Company granted certain registration rights for the benefit of the holders of the Initial Notes. The Exchange Offer is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement with respect to the Initial Notes. See "The Exchange Offer--Purpose and Effect."

                               ------------------

  The executive offices of the Company are located at 1700 Old Meadow Road, McLean, Virginia 22102, and its telephone number is (703) 902-2800.

                               THE EXCHANGE OFFER

The Exchange Offer............  The Company is offering, upon the terms and subject to the conditions set forth herein and in the accompanying Letter of Transmittal, to exchange $1,000 in principal amount of its 9 7/8% Series B Senior Notes due 2008 (the "Exchange Notes," and together with the Initial Notes, sometimes collectively referred to herein as the "Notes") for each $1,000 in principal amount of the outstanding Initial Notes. As of the date of this Prospectus, $150.0 million in aggregate principal amount of the Initial Notes is outstanding, the maximum amount authorized by the Indenture for all Notes. As of July 13, 1998, CEDE & Co. ("CEDE") was the sole registered holder of the Initial Notes and held $150.0 million of aggregate principal amount of the Initial Notes for 24 of its participants. See "The Exchange Offer-- Terms of the Exchange Offer."

Expiration Date...............  5:00 p.m., New York City time, on August 14,
                                1998, as the same may be extended. See "The
                                Exchange Offer--Expiration Date; Extensions;
                                Amendments."

Conditions of the Exchange      The Exchange Offer is not conditioned upon any
Offer.........................  minimum principal amount of Initial Notes being tendered for exchange. However, the Exchange
                                Offer is subject to the condition that it does not violate any applicable law or interpretation of the staff of the Commission.
                                In addition, as a condition to its
                                participation in the Exchange Offer, each Holder of Initial Notes will be required to furnish certain written representations to the Company. See "The Exchange Offer--Conditions of the Exchange Offer."

Termination of Certain          Pursuant to the Registration Rights Agreement
Rights........................  and the Initial Notes, Holders of Initial Notes
                                (i) have rights to receive Liquidated Damages
                                (as defined herein) and (ii) have certain rights intended for the holders of unregistered securities. "Liquidated Damages" means an amount equal to .50% per annum of the principal amount of Notes held by such Holder commencing upon a Registration Default (as defined herein) and continuing for the first 90-day period immediately following the occurrence of such Registration Default. The amount of the Liquidated Damages shall increase by an additional .50% per annum of the principal amount of Notes with respect to each subsequent
                                90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of 1.50% per annum of the principal amount of Notes. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease. See "The
                                Exchange Offer--Termination of Certain Rights,"
                                "--Procedures for Tendering Initial Notes" and
                                "Description of Exchange Notes--Registration
                                Rights."

Accrued Interest on the
Initial Notes.................  The Exchange Notes will bear interest at a rate equal to 9 7/8% per annum from and including their date of issuance. Holders whose Initial Notes are accepted for exchange will have the right to receive interest accrued thereon from the date of original issuance of the Initial Notes or the last Interest Payment Date, as applicable, to, but not including, the date of issuance of the Exchange Notes, such interest to be payable with the first interest payment on the Exchange Notes. Interest on the Initial Notes accepted for exchange, which accrues at the rate of 9 7/8% per annum, will cease to accrue on the day prior to the issuance of the Exchange Notes.

Procedures for Tendering
Initial Notes.................  Unless a tender of Initial Notes is effected pursuant to the procedures for book-entry transfer as provided herein, each Holder desiring to accept the Exchange Offer must complete and sign the Letter of Transmittal, have the signature thereon guaranteed if required by the Letter of Transmittal, and mail or deliver the Letter of Transmittal, together with the Initial Notes and any other required documents (such as evidence of authority to act, if the Letter of Transmittal is signed by someone acting in a fiduciary or representative capacity), to the Exchange Agent (as defined) at the address set forth on the back cover page of this Prospectus prior to 5:00 p.m., New York City time, on the Expiration Date. Any Beneficial Owner (as defined herein) of the Initial Notes whose Initial Notes are registered in the name of a nominee, such as a broker, dealer, commercial bank or trust company and who wishes to tender Initial Notes in the Exchange Offer, should instruct such entity or person to promptly tender on such Beneficial Owner's behalf. See "The Exchange Offer-- Procedures for Tendering Initial Notes." By tendering Initial Notes for exchange, each registered holder will represent to the Company that, among other things, (i) neither the Holder nor any Beneficial Owner is an affiliate of the Company within the meaning of Rule 405 under the Securities Act, (ii) any Exchange Notes to be received by the Holder or any Beneficial Owner are being acquired in the ordinary course of business, and (iii) neither the Holder nor any Beneficial Owner has an arrangement or understanding with any person to participate in the distribution of the Exchange Notes.

Guaranteed Delivery
Procedures....................  Holders of Initial Notes who wish to tender their Initial Notes and (i) whose Initial Notes are not immediately available or (ii) who cannot deliver their Initial Notes or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date (or complete the procedure for book-entry transfer on a timely basis) may tender their Initial Notes according to the guaranteed delivery procedures set forth in the Letter of Transmittal. See "The Exchange Offer-- Procedures for Tendering Initial Notes-- Guaranteed Delivery Procedures."

Acceptance of Initial Notes
and Delivery of Exchange
Notes.........................  Upon satisfaction or waiver of all conditions of the Exchange Offer, the Company will accept any and all Initial Notes that are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered as soon as practicable after acceptance of the Initial Notes. See "The Exchange Offer--Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes."

Withdrawal Rights.............  Tenders of Initial Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. See "The Exchange Offer--Withdrawal Rights."

Certain Federal Income Tax
Considerations................  Generally, the exchange pursuant to the
                                Exchange Offer will not be a taxable event for federal income tax purposes. See "Certain Federal Income Tax Considerations--The Exchange Offer."

The Exchange Agent............  First Union National Bank is the exchange agent
                                (in such capacity, the "Exchange Agent"). The address and telephone number of the Exchange Agent are set forth in "The Exchange Offer--The Exchange Agent; Assistance."

Fees and Expenses.............  All expenses incident to the Company's consummation of the Exchange Offer and
                                compliance with the Registration Rights
                                Agreement will be borne by the Company. See
                                "The Exchange Offer--Solicitation of Tenders; Fees and Expenses."

Resales of the Exchange
Notes.........................  Based on interpretations by the staff of the
                                Commission set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer to a Holder in exchange for Initial Notes may be offered for resale, resold and otherwise transferred by such Holder (other than (i) a broker-dealer who purchased the Initial Notes directly from the Company for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the Holder is acquiring the Exchange Notes in the ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in a distribution of the Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes, where such Initial Notes were acquired by such broker as a result of market making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

                         DESCRIPTION OF EXCHANGE NOTES

  The Initial Notes were issued under an indenture, dated as of May 19, 1998 (the "Indenture"), between the Company and the Trustee. The Exchange Notes will be issued under the Indenture as it relates to the Exchange Notes. The form and terms of the Exchange Notes will be identical in all material respects to the form and terms of the Initial Notes, except that (i) the Exchange Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, (ii) subject to certain limited exceptions, holders of Exchange Notes will not be entitled to Liquidated Damages otherwise payable under the terms of the Registration Rights Agreement in respect of Initial Notes held by such holders during any period in which a Registration Default is continuing, and (iii) holders of Exchange Notes will not be, and upon the consummation of the Exchange Offer Holders of Initial Notes will no longer be, entitled to certain rights under the Registration Rights Agreement intended for the holders of unregistered securities. The Exchange Offer shall be deemed consummated upon the delivery of Exchange Notes by the Company to the Registrar under the Indenture in the same aggregate principal amount as the aggregate principal amount of Initial Notes that are validly tendered by holders thereof pursuant to the Exchange Offer. See "The Exchange Offer-- Termination of Certain Rights" and "--Procedures for Tendering Initial Notes" and "Description of Exchange Notes."

Issuer........................  Primus Telecommunications Group, Incorporated

Exchange Notes Offered........  $150,000,000 in aggregate principal amount of 9
                                7/8% Series B Senior Notes due 2008.

Maturity......................  May 15, 2008.

Interest Payment Dates........  May 15 and November 15, commencing on November
                                15, 1998.

Ranking.......................  The indebtedness evidenced by the Exchange
                                Notes will rank senior in right of payment to any existing and future obligations of the Company expressly subordinated in right of payment to the Exchange Notes and will be pari passu in right of payment with all other existing and future senior unsecured obligations of the Company including trade payables. As of March 31, 1998, after giving pro forma effect to the Offering and the application of the net proceeds thereof, the Company (on a consolidated basis) would have had outstanding approximately $382.2 million of indebtedness ($387.6 million after giving effect to the TresCom Merger). Because the Company is a holding company that conducts its business through its subsidiaries, all existing and future indebtedness and other liabilities and commitments of the Company's subsidiaries, including trade payables, will be effectively senior to the Exchange Notes. As of March 31, 1998, the Company's consolidated subsidiaries had outstanding aggregate liabilities of approximately $101.0 million ($132.4 million after giving effect to the TresCom Merger), which includes $9.5 million of indebtedness ($14.9 million after giving effect to the TresCom Merger).

Optional Redemption...........  The Exchange Notes will be redeemable at the option of the Company at any time after May 15, 2003, in whole or in part at the redemption prices set forth herein plus accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption. In addition, prior to May 15, 2001, the Company may redeem from time to time up to 25% of the originally issued aggregate principal amount of Exchange Notes at the redemption price set forth herein plus accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption with the Net Cash Proceeds of one or more Public Equity Offerings; provided, that at least 75% of the originally issued aggregate principal amount of the Exchange Notes remains outstanding after such redemption. See "Description of Exchange Notes--Optional Redemption."

Change of Control.............  Upon the occurrence of a Change of Control, each holder of Exchange Notes will have the right to require the Company to purchase all or any part of such holder's Exchange Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase. See "Description of Exchange Notes--Repurchase of Notes Upon a Change of Control."

Covenants.....................  The Indenture pursuant to which the Exchange
                                Notes will be issued will contain certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, repurchase Capital Stock or subordinated indebtedness or make certain other Restricted Payments, create certain liens, enter into certain transactions with affiliates, sell assets, issue or sell Capital Stock of the Company's Restricted Subsidiaries or enter into certain mergers and consolidations. See "Description of Exchange Notes--Covenants."

Exchange Offer; Registration    Pursuant to the Registration Rights Agreement,
Rights........................  the Company agreed to file within the prescribed time periods a registration
                                statement (the "Exchange Offer Registration
                                Statement") with the Commission with respect to an offer to exchange the Initial Notes (the
                                "Exchange Offer") for a new issue of debt securities of the Company with terms substantially identical to the Notes (the
                                "Exchange Notes") (except that the Exchange
                                Notes will not contain terms with respect to transfer restrictions). In the event that applicable law or Commission policy does not permit the Company to effect the Exchange
                                Offer, the Exchange Offer is not consummated within the prescribed periods, or certain holders of the Initial Notes notify the Company they are not permitted to participate in, or would not receive freely tradable Exchange
                                Notes pursuant to, the Exchange Offer, the Company will use its reasonable best efforts to cause to be declared effective within the prescribed periods a registration statement
                                (the "Shelf Registration Statement") with respect to resale of the Notes and to keep the Shelf Registration Statement continuously effective until up to two years after the date on which the Initial Notes were sold. If the Company fails to satisfy these registration obligations, it will be required to pay
                                Liquidated Damages to the holders of the Notes under certain circumstances. See "Description of Exchange Notes--Registration Rights."

Absence of a Public Market
for the Exchange Notes........  The Exchange Notes are new securities for which there is currently no established trading market. The Company does not intend to apply for listing of the Exchange Notes on any securities exchange or for quotation through The Nasdaq Stock Market. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes.

  For additional information concerning the Notes and the definitions of certain capitalized terms used above, see "Description of Exchange Notes."

  FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE EXCHANGE NOTES, SEE "RISK FACTORS" BEGINNING ON PAGE 14.

                     SUMMARY HISTORICAL AND PRO FORMA DATA

  Primus. Set forth below is summary selected historical financial, geographic and other data and summary unaudited pro forma financial and other data for Primus. The summary selected financial data should be read in conjunction with the consolidated financial statements of Primus, and the notes thereto, contained elsewhere herein, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The summary historical statement of operations data for Primus for the years ended December 31, 1995, 1996 and 1997 have been derived from the audited financial statements of Primus. The summary historical statement of operations data for Primus for the three months ended March 31, 1997 and 1998, and the balance sheet data as of March 31, 1998, have been derived from the unaudited financial statements of Primus, which, in management's opinion include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The summary unaudited pro forma financial data of Primus have been derived from the audited and unaudited financial statements of Primus, the audited and unaudited financial statements of TresCom, and the audited financial statements of USFI, Inc., and should be read in conjunction with the Unaudited Pro Forma Financial Data included elsewhere herein.

                                                                                       PRO FORMA
                                                                                         THREE
                                                         THREE MONTHS      PRO FORMA    MONTHS
                           YEAR ENDED DECEMBER 31,     ENDED MARCH 31,     YEAR ENDED    ENDED
                          ---------------------------  -----------------  DECEMBER 31, MARCH 31,
                           1995      1996      1997     1997      1998      1997(1)     1998(2)
                          -------  --------  --------  -------  --------  ------------ ---------
                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
Net revenue (3).........  $ 1,167  $172,972  $280,197  $59,036  $ 80,051    $448,929   $114,664
Cost of revenue.........    1,384   158,845   252,731   55,034    68,722     387,453     97,986
                          -------  --------  --------  -------  --------    --------   --------
  Gross margin
   (deficit)............     (217)   14,127    27,466    4,002    11,329      61,476     16,678
Operating expenses:
  Selling, general and
   administrative.......    2,024    20,114    50,622    8,829    15,377      95,420     22,822
  Depreciation and
   amortization.........      160     2,164     6,733      797     3,478      20,308      6,894
                          -------  --------  --------  -------  --------    --------   --------
    Total operating
     expenses...........    2,184    22,278    57,355    9,626    18,855     115,728     29,716
                          -------  --------  --------  -------  --------    --------   --------
Loss from operations....   (2,401)   (8,151)  (29,889)  (5,624)   (7,526)    (54,252)   (13,038)
Interest expense (4)....      (59)     (857)  (12,914)    (151)   (7,175)    (28,958)   (11,008)
Interest income.........       35       785     6,238      785     2,384       6,238      2,384
Other income (expense)..      --       (345)      407      119       --          594        (20)
                          -------  --------  --------  -------  --------    --------   --------
Loss before income
 taxes..................   (2,425)   (8,568)  (36,158)  (4,871)  (12,317)    (76,378)   (21,682)
Income taxes............      --       (196)      (81)     (36)      --          (81)       --
                          -------  --------  --------  -------  --------    --------   --------
Net loss................  $(2,425) $ (8,764) $(36,239) $(4,907) $(12,317)   $(76,459)  $(21,682)
                          =======  ========  ========  =======  ========    ========   ========
Basic and diluted net
 loss per common share..  $(0.48)   $(0.75)   $(1.99)  $(0.28)   $(0.62)     $(2.93)    $(0.79)
                          =======  ========  ========  =======  ========    ========   ========
Weighted average number
 of common shares
 outstanding............    5,019    11,660    18,250   17,779    19,717      26,086     27,553
                          =======  ========  ========  =======  ========    ========   ========
Ratio of earnings to
 fixed charges (5)......      --        --        --       --        --          --         --
                          =======  ========  ========  =======  ========    ========   ========
GEOGRAPHIC DATA:
Net revenue:
  North America (6).....  $ 1,167  $ 16,573  $ 74,359  $ 8,271  $ 26,310
  Asia-Pacific (7)......      --    151,253   183,126   46,886    44,659
  Europe (8)............      --      5,146    22,712    3,879     9,082
                          -------  --------  --------  -------  --------
    Total...............  $ 1,167  $172,972  $280,197  $59,036  $ 80,051
                          =======  ========  ========  =======  ========
OTHER DATA:
EBITDA (9)..............  $(2,241) $ (5,987) $(23,156) $(4,827) $ (4,048)   $(33,944)  $(6,144)
Capital expenditures
 (10)...................  $   974  $ 15,951  $ 43,457  $ 8,771  $ 12,044    $ 52,506   $ 13,493
Number of switches......        1         1        11        8        11          14         14

                                                       MARCH 31, 1998
                                                  ------------------------
                                                             PRO FORMA
                                                  ACTUAL  AS ADJUSTED (11)
                                                  ------- ----------------
                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents........................ $97,381     $226,675
Restricted investments (including current and
 long term)......................................  61,478       61,478
Working capital (12)............................. 104,726      236,100
Total assets..................................... 355,563      692,554
Long-term obligations (including current
 portion)........................................ 232,238      387,571
Stockholders' equity.............................  31,828      187,417

--------
 (1) Gives pro forma effect to the TelePassport/USFI Acquisition, the TresCom Merger and the sale of the Initial Notes in the Offering, less discounts, commissions and estimated expenses of the Offering payable by the Company, and the application of the estimated net proceeds therefrom, as if they had occurred on January 1, 1997.
 (2) Gives pro forma effect to the TresCom Merger and the sale of the Initial Notes, less discounts, commissions and expenses of the Offering payable by the Company, and the application of the net proceeds therefrom, as if they occurred on January 1, 1998.
 (3) Net revenue is after provision for bad debt.
 (4) Pro forma interest expense includes interest expense on the Notes and amortization of deferred financing costs.
 (5) The ratio of earnings to fixed charges is computed by dividing pre-tax income from operations before fixed charges (other than capitalized interest) by fixed charges. Fixed charges consist of interest charges, whether expensed or capitalized, and that portion of rental expense the Company believes to be representative of interest. For the years ended December 31, 1995, 1996 and 1997, and for the three months ended March 31, 1997 and 1998, earnings were insufficient to cover fixed charges by $2.4 million, $8.6 million, $36.4 million, $5.1 million and $12.3 million, respectively. On a pro forma basis for the year ended December 31, 1997 and for three months ended March 31, 1998, earnings were insufficient to cover fixed charges by $76.5 million and $21.7 million, respectively.
 (6) Consists primarily of net revenue from operations in the United States for all periods prior to 1997. Net revenue for 1997 and for the three months ended March 31, 1998 reflects commencement of operations in Canada in April 1997.
 (7) Consists solely of net revenue from operations in Australia for 1996. Net revenue for 1997 and for the three months ended March 31, 1998 reflects commencement of operations in Japan in October 1997.
 (8) Consists solely of net revenue from operations in the United Kingdom.
 (9) As used herein, "EBITDA" is defined as net income or loss plus depreciation expense, amortization expense, interest expense and income taxes, minus extraordinary income and gains, if any, and plus extraordinary losses, if any. While EBITDA should not be construed as a substitute for operating income or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information regarding the ability of Primus to meet its future debt service, capital expenditures and working capital requirements. EBITDA is not necessarily a measure of Primus's ability to fund its cash needs and is not necessarily comparable to similarly titled measures of other companies.
(10) Capital expenditures include assets acquired, committed to be acquired and leased under capital lease agreements.
(11) Gives pro forma effect to the TresCom Merger and the sale of the Initial Notes in the Offering, less discounts, commissions and expenses of the Offering payable by the Company, and the application of the net proceeds therefrom, as if they had occurred on March 31, 1998.
(12) Consists of total current assets minus total current liabilities.

  TresCom. Set forth below is summary selected historical financial and other data of TresCom which should be read in conjunction with the consolidated financial statements of TresCom, and the notes thereto, included elsewhere herein, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations--TresCom". The summary statement of operations data for the years ended December 31, 1995, 1996 and 1997 have been derived from the audited financial statements of TresCom. The summary statement of operations data for the three months ended March 31, 1997 and 1998 have been derived from the unaudited financial statements of TresCom.

                                                            THREE MONTHS ENDED
                          YEAR ENDED DECEMBER 31,                MARCH 31,
                         -------------------------------    --------------------
                           1995      1996         1997        1997       1998
                         --------  --------     --------    ---------  ---------
                                         (IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Revenues................ $102,641  $139,621     $157,641(1) $  36,143  $  38,137
Gross profit............   27,962    32,693       33,276        8,331      7,166
Operating loss (2)......   (8,436)   (3,043)      (9,709)      (1,278)    (4,040)
Interest and other
 (income)
 expenses, net..........    3,191       578        1,146           (2)       435
Net loss................  (11,627)   (5,577)(3)  (10,855)      (1,276)    (4,475)
OTHER DATA:
EBITDA (4).............. $ (4,336) $ (3,149)    $ (2,853)   $     385  $  (1,936)
Capital expenditures
 (5)....................    5,528    12,796        9,049        1,080      1,449

--------
(1) In 1997, TresCom recognized $543,000 of revenue from the sale of excess IRU capacity on undersea digital fiber optic transmission cables.
(2) Operating loss is revenue less selling, general and administrative expenses, cost of services and depreciation and amortization.
(3) Includes an extraordinary loss on the early extinguishment of debt of $2.0 million.
(4) As used herein, "EBITDA" is defined as net income or loss plus depreciation expense, amortization expense, interest expense and income taxes, minus extraordinary income and gains, if any, and plus extraordinary losses, if any. While EBITDA should not be construed as a substitute for operating income or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information regarding the ability of TresCom to contribute to the payment of the Company's future debt service, capital expenditures and working capital requirements. EBITDA is not necessarily a measure of the ability to fund cash needs and is not necessarily comparable to similarly titled measures of other companies.
(5) Capital expenditures includes assets acquired through capital lease financing and other debt.

                                 RISK FACTORS

  Prospective investors should carefully consider the following risk factors, in addition to the other information contained elsewhere in this Offering Memorandum, in evaluating whether to purchase the Notes offered hereby.

SUBSTANTIAL INDEBTEDNESS; LIQUIDITY

  The Company has substantial indebtedness. As of March 31, 1998, on a pro forma basis after giving effect to the Offering, the Company's total indebtedness would have been approximately $382.2 million ($387.6 million after giving pro forma effect to the TresCom Merger). For the three months ended March 31, 1998, after giving pro forma effect to the Offering, the Company's consolidated EBITDA would have been approximately negative $4.0 million (negative $6.1 million after giving pro forma effect to the TresCom Merger), and its earnings would have been insufficient to cover fixed charges by approximately $16.1 million ($21.7 million after giving pro forma effect to the TresCom Merger). The Indenture limits, but does not prohibit, the incurrence of additional indebtedness by the Company and certain of its subsidiaries and does not limit the amount of indebtedness that can be incurred to finance the cost of telecommunications equipment. The Company anticipates that it and its subsidiaries will incur additional indebtedness in the future. See "Description of Notes."

  The level of the Company's indebtedness could have important consequences to holders of the Notes, including the following: (i) the debt service requirements of any additional indebtedness could make it more difficult for the Company to make payments of interest on its outstanding debt, including the Notes; (ii) the ability of the Company to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited; (iii) a substantial portion of the Company's cash flow from operations, if any, must be dedicated to the payment of principal and interest on its indebtedness and other obligations and will not be available for use in its business; (iv) the Company's level of indebtedness could limit its flexibility in planning for, or reacting to, changes in its business; (v) the Company is more highly leveraged than some of its competitors, which may place it at a competitive disadvantage; and (vi) the Company's high degree of indebtedness will make it more vulnerable in the event of a downturn in its business.

  The Company must substantially increase its net cash flow in order to meet its debt service obligations, and there can be no assurance that the Company will be able to meet such obligations, including its obligations under the Notes. If the Company is unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if it otherwise fails to comply with the various covenants under its indebtedness, it would be in default under the terms thereof, which would permit the holders of such indebtedness to accelerate the maturity of such indebtedness and could cause defaults under other indebtedness of the Company. Such defaults could result in a default on the Notes and could delay or preclude payments of interest or principal thereon.

HISTORICAL AND FUTURE OPERATING LOSSES; NEGATIVE EBITDA; NET LOSSES

  Since inception through March 31, 1998, the Company had negative cash flow from operating activities of $41.3 million and negative EBITDA of $35.9 million. In addition, the Company incurred net losses in 1995, 1996, 1997 and the three months ended March 31, 1998, of $2.4 million, $8.8 million, $36.2 million and $12.3 million, respectively, and had an accumulated deficit of approximately $60.3 million as of March 31, 1998. On a pro forma basis, after giving effect to the Offering, the TelePassport/USFI Acquisition and the TresCom Merger, for the year ended December 31, 1997, the Company would have had a net loss of $76.5 million. On a pro forma basis, after giving effect to the Offering and the TresCom Merger, for the three months ended March 31, 1998, the Company would have had a net loss of $21.7 million. Although the Company has experienced net revenue growth in each of its last 13 quarters, such growth should not be considered to be indicative of future net revenue growth, if any. The Company expects to continue to incur additional operating losses, negative EBITDA and negative cash flow from operations as it expands its operations and continues to build-out and upgrade the Network. There can be no assurance that the Company's net revenue will grow or be sustained in future periods or that it will be able to achieve or sustain profitability or generate positive cash flow from operations in any future period. If the Company cannot achieve and sustain operating profitability or positive cash flow from operations, it may not be able to meet its debt service or working capital requirements (including its obligations with respect to the Notes). See "Selected Financial Data," "Unaudited Pro Forma Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NEED FOR ADDITIONAL FINANCING

  The Company will not receive any proceeds from the Exchange Offer. The Company believes that the net proceeds from the Offering, together with its existing cash and available capital lease financing (subject to limitations in the Indenture) will be sufficient to fund the Company's operating losses, debt service requirements, capital expenditures and other cash needs for its operations for at least the next 18 to 24 months. The Company is continually evaluating the expansion of the Network and plans to accelerate its investment in international and domestic fiber optic cable capacity and other transmission facilities. In addition, the Company expects to make additional investments in the TresCom network in order to expand its services in Latin America. In order to fund these additional cash requirements, including the expansion of the combined Network, Primus anticipates that it will be required to raise a significant amount of cash in excess of its existing cash and cash equivalents and the proceeds from the Offering. Consequently, the Company expects to raise additional capital from public or private equity or debt sources to meet its new financing needs, including for the continued buildout of the Network. Additionally, if the Company's plans or assumptions change (including those with respect to the development of the Network, the scope of its operations and its operating cash flow), if its assumptions prove inaccurate, if it consummates additional investments or acquisitions, if it experiences unexpected costs or competitive pressures, or if existing cash and any other borrowings prove to be insufficient, the Company may be required to seek additional capital sooner than expected. Both the Indenture and the indenture (the "1997 Indenture") relating to the 1997 Senior Notes (as defined) contain certain restrictive covenants that will affect, and in many respects will significantly limit or prohibit, among other things, its ability to incur additional indebtedness and to create liens. See "Description of Notes." If the Company is able to raise additional funds through the incurrence of debt, and it does so, it would likely become subject to additional restrictive financial covenants. In the event that the Company is unable to obtain such additional capital or is unable to obtain such additional capital on acceptable terms, it may be required to reduce the scope of its expansion, which could adversely affect its business, results of operations and financial condition, its ability to compete and its ability to meet its obligations on the Notes. There can be no assurance that the Company will be able to raise equity capital, obtain capital lease or bank financing or incur other borrowings on commercially reasonable terms, if at all, to fund any such Network expansion or otherwise. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

HOLDING COMPANY STRUCTURE; RELIANCE ON SUBSIDIARIES FOR DISTRIBUTIONS TO REPAY NOTES

  Primus is a holding company, the principal assets of which are its operating subsidiaries. As a holding company, the Company's sources of funds to meet its cash needs, including payment of expenses and principal and interest on the Notes, are dividends, intercompany loans and other permitted payments from its direct and indirect subsidiaries, as well as its own credit arrangements. The subsidiaries of the Company are legally distinct from the Company and have no obligation, contingent or otherwise, to pay amounts due with respect to the Notes or to make funds available for such payments and will not guarantee the Notes. Additionally, many of the Company's subsidiaries are organized in jurisdictions outside the United States, including Australia, Canada, the United Kingdom and Japan. The ability of the Company's operating subsidiaries to pay dividends, repay intercompany loans or make other distributions to the Company may be restricted by, among other things, the availability of funds, the terms of various credit arrangements entered into by such operating subsidiaries, as well as statutory and other legal restrictions, and such payments may have adverse tax consequences. The failure to pay any such dividends, repay intercompany loans or make any such other distributions would restrict the Company's ability to repay the Notes and its ability to utilize cash flow from one subsidiary to cover shortfalls in working capital at another subsidiary, and could otherwise have a material adverse effect upon the Company's business, financial condition and results of operations.

  Because the Company is a holding company that conducts its business through its subsidiaries, claims of creditors of such subsidiaries will generally have priority over the assets of such subsidiaries over the claims of the Company and the holders of the Company's indebtedness. Accordingly, the Notes will be effectively subordinated to all existing and future indebtedness and other liabilities and commitments of the Company's subsidiaries, including trade payables. As of March 31, 1998, the Company's consolidated subsidiaries had outstanding aggregate liabilities of approximately $101.0 million ($132.4 million after giving pro forma effect to the TresCom Merger). Any right of the Company to receive assets of any subsidiary upon the liquidation or reorganization of such subsidiary (and the consequent rights of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of such subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor, in which case the claims of the Company would still be subordinate to any security in the assets of such subsidiary and any indebtedness of such subsidiary that is senior to that held by the Company. In addition, holders of such indebtedness of the Company would have a claim on the assets securing such indebtedness that is prior to the holders of the Notes and would have a claim that is pari passu with the holders of the Notes to the extent such security did not satisfy such indebtedness. The Company has no significant assets other than the stock of its subsidiaries and it is expected that, if the Company were to enter into a bank credit facility or similar arrangement, the stock of the subsidiaries would be pledged to secure any such credit facility or arrangement.

LIMITED OPERATING HISTORY

  The Company and TresCom have limited operating histories and limited experience in operating their respective businesses. Primus was founded in February 1994 and began generating operating revenues in March 1995. Axicorp, the Company's principal operating subsidiary, was acquired in March 1996. TresCom was founded in December 1993. In addition, the Company intends to enter markets where it has limited or no operating experience such as, due to the recently completed TresCom Merger, Latin America. Accordingly, there can be no assurance that the Company's future operations will generate operating or net income, and the Company's prospects must therefore be considered in light of the risks, expenses, problems and delays inherent in establishing a new business in a rapidly changing industry. See "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Financial Data."

DEVELOPMENT OF THE NETWORK; MIGRATION OF TRAFFIC ONTO THE NETWORK

  The long-term success of the Company is dependent upon its ability to design, implement, operate, manage and maintain the Network, activities in which its management has limited experience, and its ability to generate and maintain traffic on the Network. By expanding the Network, the Company will incur additional fixed operating costs that typically are, particularly with respect to international transmission lines, in excess of the revenue attributable to the transmission capacity funded by such costs until the Company generates additional traffic volume for such capacity. There can be no assurance that the Company will generate sufficient traffic to economically utilize its capacity or that the Network can be completed in a timely manner or operated efficiently. Any failure in design, or any failure to implement, operate, manage or maintain the Network, or generate or maintain traffic, could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company intends to expand the Network as more countries deregulate their telecommunications industries, which will require the Company to acquire additional licenses and equipment. There can be no assurance that the Company will be able to obtain the licenses or purchase the necessary equipment on favorable terms or, if it does, that the development of the Network in these countries will be successful. See "Business--Strategy" and "--Network."

MANAGING RAPID GROWTH

  The Company's strategy of continuing its growth and expansion has placed, and is expected to continue to place, a significant strain on its management, operational and financial resources, and increased demands on its systems and controls. The Company is continuing to develop the Network by adding switches and fiber optic cable, expanding its operations within North America, the Asia-Pacific region and Europe, and when business and/or regulatory conditions warrant, expanding into selected additional markets such as, due to the recently completed TresCom Merger, Latin America. In order to manage its growth effectively, the Company must continue to implement and improve its operational and financial systems and controls, purchase and utilize other transmission facilities, and expand, train and manage its employee base. Inaccuracies in forecasts of traffic could result in insufficient or excessive transmission facilities and disproportionate fixed expenses. There can be no assurance that the Company will be able to further develop its facilities-based Network or expand at the rate presently planned, or that the existing regulatory barriers to such expansion will be reduced or eliminated. As the Company proceeds with its development, there will be additional demands on its customer support, billing and management information systems and support, sales and marketing and administrative resources and network infrastructure. There can be no assurance that the Company's operating and financial control systems and infrastructure will be adequate to maintain and effectively manage future growth. The failure to continue to upgrade the administrative, operating and financial control systems or the emergence of unexpected expansion difficulties could materially adversely affect the Company's business, results of operations and financial condition. See "--Dependence on Effective Information Systems; Year 2000 Problem" and "--Acquisition and Strategic Investment Risks."

ACQUISITION AND STRATEGIC INVESTMENT RISKS

  A key element of the Company's business strategy is to acquire or make strategic investments in assets and businesses that are complementary to the Company's operations, and a major portion of the Company's growth in recent years has resulted from such acquisitions. These acquisitions involve certain financial and operational risks. Financial risks include the possible incurrence of indebtedness by the Company in order to effect an acquisition (subject to the limitations contained in the Indenture) and the consequent need to service that indebtedness. Operational risks include the possibility that an acquisition does not ultimately provide the benefits originally anticipated by management while the Company continues to incur operating expenses to provide the services formerly provided by the acquired company, and the difficulty of integrating the service offerings, distribution channels and networks gained through acquisitions and strategic investments with those of the Company. In addition, if the Company makes a strategic investment by acquiring a minority interest in a company, the Company may lack control over the operations and strategy of the business in which the Company invested. There can be no assurance that such lack of control will not interfere with the integration of services and distribution channels of the business in which the Company invested. In addition, there can be no assurance that the Company will be successful in identifying attractive acquisition and strategic investment candidates, completing and financing additional acquisitions on favorable terms, or integrating the acquired businesses or assets into its own. In carrying out its acquisition and strategic investment strategy, the Company attempts to minimize the risk of unexpected liabilities and contingencies associated with acquired businesses through planning, investigation and negotiation, but such unexpected liabilities may nevertheless accompany such strategic investments and acquisitions.

  For example, achieving the anticipated benefits of the TresCom Merger will depend in part upon whether the integration of the two companies' businesses is accomplished in an efficient and effective manner, and there can be no assurance as to the extent that this will occur, if at all. The combination of the two companies will require, among other things, integration of the companies' respective services, technologies, billing and management information systems, distribution channels and key personnel, and the coordination of their sales, marketing and development efforts. There can be no assurance that such integration will be accomplished smoothly or successfully, if at all. If significant difficulties are encountered in the integration of the existing services or technologies or the development of new technologies, resources could be diverted from new service development, and delays in new service introductions could occur. There can be no assurance that the Company will be able to take full advantage of the combined sales forces' efforts. The integration of operations and technologies following the TresCom Merger will require the dedication of management and other personnel which may distract their attention from the day-to-day business of the Company, the development or acquisition of new technologies, and the pursuit of other business acquisition opportunities. Failure to accomplish successfully the integration and development of the two companies' operations and technologies could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, as commonly occurs with mergers of telecommunications companies, during the pre-merger and integration phases, aggressive competitors may undertake initiatives to attract the Company's customers through various incentives which could have a material adverse effect on the business, results of operations and financial condition of the Company.

INTENSE DOMESTIC AND INTERNATIONAL COMPETITION

  The long distance telecommunications industry is intensely competitive and is significantly influenced by the marketing and pricing decisions of the larger industry participants. In more deregulated countries, the industry has relatively limited barriers to entry with numerous entities competing for the same customers. Customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. Generally, customers can switch carriers at any time. The Company believes that competition in all of its markets is likely to increase and that competition in non-United States markets is likely to become more similar to competition in the United States market over time as such markets continue to experience deregulatory influences. This increase in competition could adversely affect net revenue per minute and gross margin as a percentage of net revenue. The Company competes primarily on the basis of price (particularly with respect to its sales to other carriers), and also on the basis of customer service and its ability to provide a variety of telecommunications products and services. Prices for long distance calls in several of the markets in which the Company competes have declined in recent years and are likely to continue to decrease. There can be no assurance that the Company will be able to compete successfully in the future.

  Many of the Company's competitors are significantly larger than the Company, have (i) substantially greater financial, technical and marketing resources,
(ii) larger networks, (iii) a broader portfolio of services, (iv) controlled transmission lines, (v) stronger name recognition and customer loyalty, and
(vi) long-standing relationships with the Company's target customers. In addition, many of the Company's competitors enjoy economies of scale that can result in a lower cost structure for transmission and related costs, which could cause significant pricing pressures within the industry. Several long distance carriers in the United States have introduced pricing strategies that provide for fixed, low rates for calls within the United States. Such a strategy, if widely adopted, could have an adverse effect on the Company's results of operations and financial condition if increases in telecommunications usage do not result or are insufficient to offset the effects of such price decreases. The Company's competitors include, among others: AT&T, MCI, Sprint, WorldCom Network Services, Inc., Frontier Communications Services, Inc., Pacific Gateway Exchange, Inc., Qwest Communications Intl., Inc. and LCI International, Inc. in the United States; Telstra, Optus Communications Pty. Limited, AAPT, World Exchange and GlobalOne in Australia; British Telecommunications plc, Mercury Communications, AT&T, WorldCom, GlobalOne, ACC Corporation, Colt, Energis, Esprit Telecom Group, and RSL Communications in the United Kingdom; Deutsche Telekom, O.tel.o Communications, Mannesmann ARCOR, Colt, WorldCom, PlusNet, and RSL Communications in Germany; Stentor, AT&T Canada Long Distance Services Co., fONOROLA Inc., Sprint Canada and ACC in Canada; Telmex, the other PTTs in Latin America, AT&T, MCI and Sprint in Latin America; Kokusai Denshin Denwa Co., Ltd. ("KDD"), Nippon Telegraph and Telephone Corporation, Japan Telecom, IDC and a number of second tier carriers such as Cable & Wireless, WorldCom and ATNet in Japan.

  In addition to these competitors, recent and pending deregulation in various countries may encourage new entrants. For example, the number of competitors is likely to increase as a result of the new competitive opportunities created by the World Trade Organization ("WTO"). Under the terms of an agreement under the WTO (the "WTO Agreement"), the United States and 68 other participating countries have committed to open their telecommunications markets to competition starting on January 1, 1998. Further, as a result of the Telecommunications Act of 1996 (the "1996 Telecommunications Act") in the United States, once certain conditions are met, the Regional Bell Operating Companies ("RBOCs") will be allowed to enter the domestic long distance market, AT&T, MCI and other long distance carriers are allowed to enter the local telephone services market, and any entity (including cable television companies and utilities) is allowed to enter both the local service and long distance telecommunications markets. Increased competition in the United States as a result of the foregoing, and other competitive developments, including entry by Internet service providers into the long distance market, could have an adverse effect on the Company's business, results of operations and financial condition. In addition, with the ongoing deregulation of the Australian telecommunications market and the granting of additional carrier licenses, the Company could experience additional competition in the Australian market from newly licensed telecommunications carriers. Further deregulation in other countries such as Canada, the United Kingdom, Germany and Japan, could result in greater competition in telecommunications services offered in these countries. This increased competition could adversely impact the Company's ability to expand its customer base and achieve increased revenue growth, and consequently, could have an adverse effect on its business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Competition."

DEPENDENCE ON TRANSMISSION FACILITIES-BASED CARRIERS

  Telephone calls made by the Company's customers primarily are connected through transmission lines that the Company leases under a variety of arrangements with other facilities-based long distance carriers, many of which are, or may become, competitors of the Company. The Company's ability to maintain and expand its business is dependent upon whether it continues to maintain favorable relationships with the facilities-based carriers from which it leases transmission lines. Although the Company believes that its relationships with carriers generally are satisfactory, the deterioration or termination of its relationships with one or more of these carriers could have a material adverse effect upon its cost structure, service quality, Network diversity, results of operations and financial condition.

  Presently, most transmission lines used by the Company are obtained on a per-call (or usage) basis, subjecting the Company to the possibility of unanticipated price increases and service cancellations. Currently, usage rates generally are less than the rates the Company charges its customers for connecting calls through these lines. To the extent these variable costs increase, the Company may experience reduced or, in certain circumstances, negative margins for some services. As its traffic volume increases between particular international markets, the Company expects to cease using variable usage arrangements between these markets and enter into fixed monthly or longer-term leasing arrangements, subject to obtaining any requisite authority. To the extent the Company does so, and incorrectly projects traffic volume in a particular geographic area, the Company would experience higher fixed costs without the increased revenue. Moreover, certain of the vendors from whom the Company leases transmission lines, including RBOCs and other Local Exchange Carriers ("LECs") in the United States, currently are subject to tariff controls and other price constraints which in the future may be changed. Regulatory proposals are pending that may affect the prices charged by the RBOCs and other LECs to the Company, which could have a material adverse effect on the Company's margins, business, financial condition and results of operations. See "--Potential Adverse Effects of Regulation" and "Business--Government Regulation."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

  A key component of the Company's strategy is planned expansion in international markets. In many international markets, the existing carrier controls access to the local networks, enjoys better brand recognition and brand and customer loyalty, and has significant operational economies, including a larger backbone network and foreign carrier agreements with other PTTs and other service providers. Moreover, the incumbent may take many months to allow competitors to interconnect to its switches within the target market. Pursuit of international growth opportunities may require significant investments for an extended period before returns, if any, on such investments are realized. In addition, there can be no assurance that the Company will be able to obtain the permits and operating licenses required for it to operate its own transmission facilities or switches, obtain access to local transmission facilities or to market, sell and deliver competitive services in these markets or that such permits and operating licenses, if obtained, will be obtained in the time currently contemplated by the Company.

  In addition to the uncertainty as to the Company's ability to expand its international presence, there are certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, political risks, fluctuations in currency exchange rates, foreign exchange controls which restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity during the summer months and holiday periods, and potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws, which could materially adversely impact the Company's international operations. A significant portion of the Company's net revenue and expenses is denominated, and is expected to continue to be denominated, in currencies other than United States dollars, and changes in exchange rates may have a significant effect on its results of operations. The Company historically has not engaged in hedging transactions, and does not currently contemplate engaging in hedging transactions to mitigate foreign exchange risk. In addition, the Company's business could be adversely affected by a reversal in the current trend toward deregulation of telecommunications markets. In certain countries into which the Company may choose to expand in the future, the Company may need to enter into joint venture or other strategic relationships with one or more third parties in order to conduct its operations (often with the PTT or other dominant carrier in a developing country). There can be no assurance that such factors will not have a material adverse effect on the Company's future operations and, consequently, on its business, results of operations and financial condition, or that the Company will not have to modify its business practices.

DEPENDENCE ON EFFECTIVE INFORMATION SYSTEMS; YEAR 2000 PROBLEM

  To complete its billing, the Company must record and process massive amounts of data quickly and accurately. While the Company believes its management information system is currently adequate, it will have to grow as the Company's business expands and to change as new technological developments occur. The Company believes that the successful implementation and integration of new information systems and backroom support will be important to its continued growth, its ability to monitor and control costs, to bill customers accurately and in a timely fashion and to achieve operating efficiencies. There can be no assurance that the Company will not encounter delays or cost-overruns or suffer adverse consequences in implementing these systems. Any such delay or other malfunction of the Company's management information systems could have a material adverse effect on its business, financial condition and results of operations.

  The Company is reviewing its computer systems and operations to identify and determine the extent to which any systems will be vulnerable to potential errors and failures as a result of the "Year 2000" problem. The Year 2000 problem is the result of computer programs being written using two digits, rather than four digits, to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The management of each operating unit within the Company is responsible for identifying systems requiring modification or conversion (both internal systems and those provided by or otherwise available from outside vendors), and for periodically reporting its progress in meeting milestones toward compliance. TresCom management has determined that TresCom will need to modify or replace significant portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and beyond. The majority of the software which needs to be replaced by Primus and TresCom is under license from third party software manufacturers who have indicated that they will provide the necessary upgrades. There can be no assurance that any such upgrades will be successfully implemented or that additional steps will not be necessary. A failure of the Company's computer systems or the failure of the Company's vendors or customers to upgrade effectively their software and systems for transition to the year 2000 could have a material adverse effect on the Company's business and financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS OF INDUSTRY CHANGES AFFECTING COMPETITIVENESS AND FINANCIAL RESULTS

  The international telecommunications industry is changing rapidly due to deregulation, privatization of PTTs, technological improvements, expansion of telecommunications infrastructure and the globalization of the world's economies. There can be no assurance that one or more of these factors will not vary in a manner that could have a material adverse effect on the Company. In addition, deregulation in any particular market may cause such market to shift unpredictably. There can be no assurance that the Company will be able to compete effectively or adjust its contemplated plan of development to meet changing market conditions.

  The telecommunications industry generally is in a period of rapid technological evolution, marked by the introduction of new product and service offerings and increasing satellite and undersea cable transmission capacity for services similar to those provided by the Company. Potential developments that could adversely affect the Company if not anticipated or appropriately responded to include improvements in transmission equipment, development of switching technology allowing voice/data/video multimedia transmission simultaneously and commercial availability of Internet-based domestic and international switched voice/data/video services at prices lower than comparable services offered by the Company. The Company's profitability will depend on its ability to anticipate, assess and adapt to rapid technological changes and its ability to offer, on a timely and cost-effective basis, services that meet evolving industry standards. There can be no assurance that the Company will be able to assess or adapt to such technological changes at a competitive price, maintain competitive services or obtain new technologies on a timely basis or on satisfactory terms.

EFFECTS OF NATURAL DISASTERS

  Areas in which the Company conducts its business may be affected by natural disasters (including hurricanes and tropical storms) as evidenced by Hurricane Marilyn, which struck certain Caribbean islands, including St. Thomas and Puerto Rico, in September 1995 and disrupted telecommunications services in the Caribbean. Hurricanes, tropical storms and other natural disasters could have a material adverse effect on the Company's business as a result of damage to the Company's Network facilities or from curtailed telephone traffic resulting from effects of such events, such as destruction of homes and businesses.

DEPENDENCE ON KEY PERSONNEL

  The Company is dependent on the efforts of its management team and its key technical, marketing and sales personnel, particularly those of K. Paul Singh, its Chairman and Chief Executive Officer. The loss of services of one or more of these key individuals, particularly Mr. Singh, could materially and adversely affect the business of the Company and its future prospects. Primus has entered into an employment agreement with Mr. Singh, which expires on May 30, 1999. The Company does not maintain any key person life insurance on the lives of any officer, director or key employee. The Company's future success will also depend on its ability to attract and retain additional key management and technical and sales personnel required in connection with the growth and development of its business. Competition for qualified employees and personnel in the telecommunications industry is intense, particularly in non-U.S. markets and there are a limited number of persons with knowledge of and experience in particular sectors of the telecommunications industry. There can be no assurance that the Company will be successful in attracting and retaining such executives and personnel. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on its results of operations, development efforts and ability to expand.

POTENTIAL ADVERSE EFFECTS OF REGULATION

  As a multinational telecommunications company, the Company is subject to varying degrees of regulation in each of the jurisdictions in which it currently provides, or expects to provide, its services. Local laws and regulations, and the interpretation of such laws and regulations, differ significantly among the jurisdictions in which the Company operates. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on the Company, that domestic or international regulators or third parties will not raise material issues with regard to the Company's compliance or noncompliance with applicable regulations or that regulatory activities will not have a material adverse effect on the Company. Certain risks regarding the regulatory framework in the principal jurisdictions in which the Company provides its services are briefly described below.

  United States. In the United States, the Company's services are subject to the provisions of the Communications Act of 1934, as amended by the 1996 Telecommunications Act (the "Communications Act"), and the Federal Communications Commission (the "FCC") regulations thereunder, as well as the applicable laws and regulations of the various states administered by the relevant state public service commission ("PSC"). The recent trend in the United States, for both federal and state regulation of telecommunications service providers, has been in the direction of reduced regulation. Although this trend facilitates market entry and competition by multiple providers, it has also given AT&T, the largest international and domestic long distance carrier in the United States, increased pricing and market entry flexibility that has permitted it to compete more effectively with smaller carriers, such as the Company. In addition, the 1996 Telecommunications Act has opened the United States market to increased competition. There can be no assurance that future regulatory, judicial and legislative changes in the United States will not result in a material adverse effect on the Company.

  Despite recent trends toward deregulation, the FCC and relevant state PSCs continue to exercise authority to regulate ownership of transmission facilities, provision of services and the terms and conditions under which the Company's services are provided. In addition, the Company is required by federal and state law and regulations to file tariffs listing the rates, terms and conditions of the services it provides. Any failure to maintain proper federal and state tariffs or certification or any finding by the federal or state agencies that the Company is not operating under permissible terms and conditions may result in an enforcement action or investigation, either of which could have a material adverse effect on the Company.

  To originate and terminate calls, long distance carriers such as the Company must purchase "access" from the LECs, including Competitive Local Exchange Carriers. Access charges represent a significant portion of the Company's cost of revenue and, generally, such access charges are regulated by the FCC. The FCC has recently reformed its regulation of LEC access charges to better account for increasing levels of local competition. Under the new rules, LECs will be permitted to allow certain volume discounts in the pricing of access charges. While the import of these new rules is not yet certain, it is possible that many long distance carriers, including the Company, could be placed at a significant cost disadvantage to larger competitors.

  The FCC and certain state agencies also impose prior approval requirements on transfers of control, including pro forma transfers of control resulting from corporate reorganizations, and assignments of regulatory authorizations. Such requirements may delay, prevent or deter a change in control of the Company. The FCC has established and administered a variety of international service regulations, including the International Settlements Policy ("ISP") which governs the settlement between U.S. carriers and their foreign correspondents of the cost of terminating traffic over each other's networks, the "benchmark" accounting rates for such settlement and permissible exceptions to these policies. The FCC could find that, absent a waiver, certain terms of the Company's foreign carrier agreements do not meet the requirements of the ISP or that certain actions do not constitute permissible deviations from these policies. Although the FCC generally has not issued penalties in this area, it could, among other things, issue a cease and desist order or impose fines if it finds that these agreements conflict with the ISP. The Company does not believe that any such fine or order would have a material adverse effect on it. The FCC also regulates the nature and extent of foreign ownership in radio licenses and foreign carrier affiliations of the Company.

  Regulatory requirements pertinent to the Company's operations have recently changed and will continue to change as a result of the WTO Agreement, federal legislation, court decisions, and new and revised policies of the FCC and state public service commissions. In particular, the FCC continues to refine its international service rules to promote competition, reflect and encourage liberalization in foreign countries, and reduce international accounting rates toward cost. Among other things, such changes may increase competition and alter the ability of the Company to compete with other service providers, to continue providing the same services, or to introduce services currently planned for the future. The impact on the Company's operations of any changes in applicable regulatory requirements cannot be predicted.

  Canada. In Canada, telecommunications carriers are regulated generally by the Canadian regulatory agency known as the Canadian Radio-television and Telecommunications Commission ("CRTC"). The CRTC has enacted policies and regulations that affect the Company's ability to successfully compete in the Canadian marketplace. These policies and regulations include the establishment of contribution charges (roughly the equivalent of access charges in the U.S.), deregulation of the international segment of the long-distance market, limitations on switched hubbing through the United States, international simple resale ("ISR") and foreign ownership rules for facilities-based carriers. In addition, Canada has committed in the WTO Agreement to eliminate a number of barriers to competition, some of which are expected to be eliminated in October 1998. The regulatory framework for the introduction of competition in the provision of international services in Canada is currently under active CRTC review. There can be no assurance that the regulatory environment ultimately adopted for Canada will allow Primus to compete effectively in offering telecommunications services. In addition, there can be no assurance that any future changes in or additions to law, regulations, government policy or administrative rulings will not have a material adverse impact on the Company's competitive position, growth and financial performance.

  Australia. In Australia, the provision of the Company's services is subject to federal regulation. Two primary instruments of regulation have been the Telecommunications Act 1991 and federal regulation of anti- competitive practices pursuant to the Trade Practices Act 1974 (the "Trade Practices Act"). The regulatory climate changed in July 1997 with the implementation of the Telecommunications Act 1997 (the "Telecom Act").

  The Company is licensed under the Telecom Act to own and operate transmission facilities in Australia. Under the new regulatory framework, the Company does not require a carriage license in order to supply carriage services to the public using network facilities owned by another carrier. Instead, it must comply with legislated "service provider" rules contained in the Telecom Act covering matters such as compliance with the Telecom Act, operator services, regulation of access, directory assistance, provision of information to allow maintenance of an integrated public number database, and itemized billing.

  Also, in connection with the Telecom Act, two federal regulatory authorities now exercise control over a broad range of issues affecting the operation of the Australian telecommunications industry. The Australian Communications Authority ("the ACA") regulates matters including the licensing of carriers and technical matters, and the Australian Competition and Consumer Commission ("the ACCC") has the role of promotion of competition and consumer protection. As a licensed carrier, the Company is required to comply with its own license and is under the regulatory control of the ACA and the ACCC. Anti-competitive practices will also continue to be regulated by the Trade Practices Act. In addition, other federal legislation, various regulations pursuant to delegated authority and legislation, ministerial declarations, codes, directions, licenses, statements of Commonwealth Government policy and court decisions affecting telecommunications carriers also apply to the Company. There can be no assurance that future declarations, codes, directions, licenses, regulations, and judicial and legislative changes will not have a material adverse effect on the Company.

  United Kingdom. In the United Kingdom, the provision of the Company's services is subject to and affected by regulations introduced by the United Kingdom telecommunications regulatory authority, the Office of Telecommunications ("Oftel") under the Telecommunications Act of 1984 (the "United Kingdom Telecommunications Act"). Since the break up of the United Kingdom telecommunications duopoly consisting of British Telecom and Mercury in 1991, it has been the stated goal of Oftel to create a competitive marketplace from which detailed regulation could eventually be withdrawn. The regulatory regime currently being introduced by Oftel has a direct and material effect on the ability of the Company to conduct its business. Oftel has imposed mandatory rate reductions on British Telecom in the past, which reductions are expected to continue for the foreseeable future, and this has had, and may continue to have, the effect of reducing the prices the Company can charge its customers. The Company's subsidiary, Primus Telecommunications Limited, holds an ISVR license that authorizes it to provide switched voice services over leased private lines to all international points. In addition, Primus Telecommunications Limited has received a license from the United Kingdom's Secretary for Trade and Industry to provide international facilities-based voice services to all international points from the

United Kingdom. There can be no assurance that future changes in regulation and government will not have a material adverse effect on the Company's business, results of operations and financial condition.

  Japan. The Company's services in Japan are subject to regulation by the Ministry of Post and Telecommunications (the "Japanese Telecom Ministry") under the Telecommunications Business Law (the "Japanese Telecom Law"). The Company has obtained a license as a Special Type II business, which allows it to provide telecommunications services over international circuits leased from another carrier, or domestic service in Japan over leased circuits if the volume of traffic exceeds a certain amount. The Company may also provide over leased lines basic telecommunications services, value-added services and services to closed user groups. The Company is preparing to apply for a license to operate as a Type I business, which would allow the Company to provide telecommunications services using their own facilities. There can be no guarantee that the Company will be able to obtain any required licenses or that once it obtains a license, the Japanese regulatory environment will allow it to provide services in Japan at competitive rates.

  Germany. The Company's services in Germany are governed by the German Telecommunications Act of 1996 (the "German Telecom Act"), which, with respect to most of its provisions, became effective at the end of July 1996, while all of its market liberalizing provisions took effect on January 1, 1998. Under the German Telecom Act, the Company must obtain a license if it (i) operates transmission infrastructure for the provision of telecommunications services to the public ("Class 3 License"); or (ii) offers voice telephony services to the public through telecommunications networks operated by the Company ("Class 4 License"). The Company has obtained a Class 4 license and has entered into an interconnection agreement with Deutsche Telekom, currently the dominant operator in Germany, to be able to offer long-distance services on a retail and wholesale basis. No license is required for the provision of value-added services such as the reorigination services that the Company currently provides in Germany, or services to closed user groups using leased lines. A change in regulatory policy or court decisions could result in the Company either being required to invest further in the German market in order to continue to receive the lowest available interconnection rates or having to pay less favorable interconnection prices. Moreover, the Company is subject to certain regulatory requirements when it operates under its license, including the requirement that it present its standard terms and conditions to German regulators and possibly that it contribute to universal service mechanisms. There can be no assurance that the regulatory environment in Germany generally or the applicable interconnection rates with Deutsche Telekom will allow the Company to provide telecommunications services competitively with other providers.

  Latin America. The recently completed TresCom Merger has provided the Company with operations on several Caribbean islands and with customers in several countries in Central America and South America. The Company may decide to install switches and other network equipment in several of these countries. Some countries allow only limited competition to the incumbent telephone carrier, and others require prior authorization before providing competitive services. Others, such as El Salvador and Guatemala, do not require prior authorization but would require the Company to obtain numbers or interconnection with the incumbent carrier. The Company initially will provide to customers in several Latin American countries international call reorigination or similar types of services that do not require the Company to have a presence in the foreign country. Some of these countries may prohibit some or all forms of call reorigination. There can be no guarantee that the Company will be able to obtain any authorizations or otherwise take the actions necessary to provide services in these countries. See "Business-- Government Regulation."

  Other Jurisdictions. The Company intends to expand its operations into other jurisdictions as such markets deregulate and it is able to offer a full range of switched public telephone services to its customers. In addition, in countries that enact legislation intended to deregulate the telecommunications sector or that have made commitments to open their markets to competition in the WTO Agreement, there may be significant delays in the adoption of implementing regulations and uncertainties as to the implementation of the deregulatory programs which could delay or make more expensive the Company's entry into such additional markets. The ability of the Company to enter a particular market and provide telecommunications services is dependent upon the extent to which the regulations in a particular market permit new entrants. In some countries, regulators may make subjective judgments in awarding licenses and permits, without any legal recourse for unsuccessful applicants. In the event the Company is able to gain entry to such a market, no assurances can be given that it will be able to provide a full range of services in such market, that it will not have to modify significantly its operations to comply with changes in the regulatory environment in such market, or that any such changes will not have a material adverse effect on its business, results of operations or financial condition.

CONTROL OF PRIMUS

  The executive officers and directors of Primus beneficially own 9,543,539 shares of Primus Common Stock, representing 33.3% of the Common Stock. The executive officers and directors have also been granted options to purchase an additional 758,720 shares of Common Stock which vest after August 30, 1998. Of these amounts, Mr. K. Paul Singh, Primus's Chairman and Chief Executive Officer, beneficially owns 4,616,946 shares of Common Stock, including options to purchase 225,400 shares of Common Stock. The Soros/Chatterjee Group (as defined) beneficially owns 2,808,940 shares of Common Stock. Warburg, Pincus (as defined) beneficially owns 3,875,689 shares of Common Stock. As a result, the executive officers, directors, the Soros/Chatterjee Group and Warburg, Pincus exercise significant influence over such matters as the election of the Company's directors, amendments to the Company's charter, other fundamental corporate transactions such as mergers, asset sales, and the sale of the Company, and otherwise the direction of the Company's business and affairs. Additionally, under the terms of a shareholders' agreement entered into in connection with the TresCom Merger among Primus, Warburg, Pincus and Mr. Singh, Primus has agreed to nominate one individual selected by Warburg, Pincus and reasonably acceptable to the non-employee directors of Primus, to serve as a member of the Primus board of directors. The foregoing nomination right remains effective so long as Warburg, Pincus is the beneficial owner of 10% or more of the outstanding Common Stock. In June 1998, Douglas Karp joined the Primus board of directors pursuant to the foregoing arrangement. See "Management--Executive Officers and Directors," "Security Ownership of Certain Beneficial Owners and Management," and "Certain Transactions--Private Equity Sale," "Recent Developments--TresCom Merger."

ABSENCE OF PUBLIC MARKET FOR THE NOTES

  The Exchange Notes are a new issue of securities, have no established trading market, and may not be widely distributed. The Company does not intend to list the Exchange Notes on any national securities exchange or to seek the admission thereof to trading in The Nasdaq Stock Market. No assurance can be given that an active public or other market will develop for the Exchange Notes or as to the liquidity of or the trading market for the Exchange Notes. If a trading market does not develop or is not maintained, holders of the Exchange Notes may experience difficulty in reselling the Exchange Notes or may be unable to sell them at all. If a market for the Exchange Notes develops, any such market may be discontinued at any time. If a public trading market develops for the Exchange Notes, future trading prices of the Exchange Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities, and the price at which the holders of Exchange Notes will be able to sell such Exchange Notes is not assured and the Exchange Notes could trade at a premium or discount to their purchase price or face value. Depending on prevailing interest rates, the market for similar securities and other facts, including the financial condition of the Company, the Exchange Notes may trade at a discount from their principal amount.

ABSENCE OF REGISTRATION UNDER STATE SECURITIES LAWS

  The Exchange Notes have not been registered or qualified under any state securities laws. The Exchange Offer is being made both to U.S. institutional investors, pursuant to exemptions from such laws for sales to such investors, and to non-U.S. persons (within the meaning of Regulation S under the Securities Act), as state securities laws do not apply to sales to persons who are not residents of any state. In order to acquire the Initial Notes, each Holder of Initial Notes was required to represent to the Company that it was either (i) a "qualified institutional buyer" within the meaning of the Rule 144A under the Securities Act, (ii) an institutional "accredited investor" within the meaning of subparagraph (a)(1), (2), (3) or (7) of Rule 501 under the Securities

Act or (iii) a non-U.S. person within the meaning of Regulation S under the Securities Act. Holders who wish to exchange their Initial Notes for Exchange Notes pursuant to the Exchange Offer will be required to represent to the Company that they remain institutional investors or non-U.S. persons, as they represented at the time they acquired their Initial Notes. Any Holder who no longer qualifies as such an institutional investor (e.g., a bank whose charter has been revoked) or who is no longer a non-U.S. person, as the case may be, will not be entitled to exchange such Initial Notes for Exchange Notes in the Exchange Offer, unless another state securities law exemption is available. If no such exemption is available, the Holder will continue to hold the Initial Notes, which will continue to be subject to the restrictions on transfer as set forth in the legend thereon.

CONSEQUENCES OF FAILURE TO EXCHANGE

  Holders of Initial Notes who do not exchange their Initial Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Initial Notes as set forth in the legend thereon as a consequence of the issuance of the Initial Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Initial Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Initial Notes for resale under the Securities Act. Exchange Notes issued pursuant to the Exchange Offer in exchange for Initial Notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act and other than any broker-dealer who purchased Initial Notes directly from the Company for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such Notes. Each broker-dealer that acquired Initial Notes for its own account as a result of market making or other trading activities and that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the effective date of this Prospectus, it will make this Prospectus, as it may be amended or supplemented from time to time, available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." However, to comply with the securities laws of certain jurisdictions, if applicable, the Exchange Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with. To the extent that Initial Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Initial Notes will be adversely affected.

                              THE EXCHANGE OFFER

PURPOSE AND EFFECT

  The Initial Notes were sold by the Company to the Initial Purchasers on May 19, 1998, pursuant to the Purchase Agreement. The Initial Purchasers subsequently resold the Initial Notes in reliance on Rule 144A under the Securities Act and certain other exemptions under the Securities Act. The Company and the Initial Purchasers also entered into the Registration Rights Agreement, pursuant to which the Company agreed, with respect to the Initial Notes, to (i) cause to be filed, on or prior to July 18, 1998, a registration statement with the Commission under the Securities Act concerning the Exchange Offer, (ii) use its reasonable best efforts to cause such registration statement to be declared effective by the Commission on or prior to September 16, 1998 and (iii) to use its reasonable best efforts to cause the Exchange Offer to remain open for a period of not less than 30 days. This Exchange Offer is intended to satisfy the Company's exchange offer obligations under the Registration Rights Agreement.

TERMS OF THE EXCHANGE OFFER

  The Company hereby offers, upon the terms and subject to the conditions set forth herein and in the accompanying Letter of Transmittal, to exchange $1,000 in principal amount of the Exchange Notes for each $1,000 in principal amount of the outstanding Initial Notes. The Company will accept for exchange any and all Initial Notes that are validly tendered on or prior to 5:00 p.m., New York City time, on the Expiration Date. Tenders of the Initial Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Initial Notes being tendered for exchange. However, the Exchange Offer is subject to the conditions, terms and provisions of the Registration Rights Agreement. The form and terms of the Exchange Notes will be identical in all material respects to the form and terms of the Initial Notes, except that (i) the Exchange Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, (ii) subject to certain limited exceptions, holders of Exchange Notes will not be entitled to Liquidated Damages, and (iii) holders of Exchange Notes will not be, and upon consummation of the Exchange Offer, Holders of Initial Notes will no longer be, entitled to certain rights under the Registration Rights Agreement intended for holders of unregistered securities. See "--Conditions of the Exchange Offer."

  Initial Notes may be tendered only in multiples of $1,000. Subject to the foregoing, Holders may tender less than the aggregate principal amount represented by the Initial Notes held by them, provided that they appropriately indicate this fact on the Letter of Transmittal accompanying the tendered Initial Notes (or so indicate pursuant to the procedures for book-entry transfer).

  As of the date of this Prospectus, $150.0 million in aggregate principal amount of the Initial Notes is outstanding, the maximum amount authorized by the Indenture for all Notes. As of July 13, 1998, CEDE was the sole registered holder of the Initial Notes and held $150.0 million of aggregate principal amount of the Initial Notes for 24 of its participants. Solely for reasons of administration (and for no other purpose), the Company has fixed the close of business on July 15, 1998, as the record date (the "Record Date") for purposes of determining the persons to whom this Prospectus and the Letter of Transmittal will be mailed initially. Only a Holder of the Initial Notes (or such Holder's legal representative or attorney-in-fact) may participate in the Exchange Offer. There will be no fixed record date for determining Holders of the Initial Notes entitled to participate in the Exchange Offer. The Company believes that, as of the date of this Prospectus, no such the Holder is an affiliate (as defined in Rule 405 under the Securities Act) of the Company.

  The Company shall be deemed to have accepted validly tendered Initial Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders of Initial Notes and for the purposes of receiving the Exchange Notes from the Company.

  If any tendered Initial Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Initial Notes will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

  The Expiration Date shall be August 14, 1998 at 5:00 p.m., New York City time, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the Expiration Date shall be the latest date and time to which the Exchange Offer is extended.

  In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such notice and public announcement shall set forth the new Expiration Date of the Exchange Offer.

  The Company reserves the right, in its sole discretion, (i) to delay accepting any Initial Notes, (ii) to extend the Exchange Offer, (iii) if any of the conditions set forth below under "Conditions of the Exchange Offer" shall not have been satisfied, to terminate the Exchange Offer by giving oral or written notice of such delay, extension or termination to the Exchange Agent, and (iv) to amend the terms of the Exchange Offer in any manner. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will, in accordance with applicable law, file a post-effective amendment to the registration statement (a "Post-effective Amendment") and resolicit the registered holders of the Initial Notes. If the Company files a Post-effective Amendment, it will notify the Exchange Agent of an extension of the Exchange Offer by oral or written notice, and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the effectiveness of such Post-effective Amendment. Such notice and public announcement shall set forth the new Expiration Date, which new Expiration Date shall be no less than five days after the then applicable Expiration Date.

CONDITIONS OF THE EXCHANGE OFFER

  The Exchange Offer is not conditioned upon any minimum principal amount of Initial Notes being tendered for exchange. However, the Exchange Offer is subject to the condition that it does not violate any applicable law or interpretation of the staff of the Commission.

  Further, as a condition to its participation in the Exchange Offer, each Holder of Initial Notes (including, without limitation, any Holder who is a Broker-Dealer) will be required to furnish a written representation to the Company (which may be contained in the Letter of Transmittal to the effect that such Holder (i) is not an affiliate of the Company, (ii) is not engaged in, or does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the Exchange Notes to be issued in the Exchange Offer and (iii) is acquiring the Exchange Notes in its ordinary course of business. Each Holder using the Exchange Offer to participate in a distribution of the Exchange Notes will be required to acknowledge and agree that, if the resales are of Exchange Notes obtained by such Holder in exchange for Initial Notes acquired directly from the Company or an affiliate thereof, it (1) could not, under Commission policy as in effect on the date of the Registration Rights Agreement, rely on the position of the Commission enunciated in Morgan Stanley and Co., Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the Commission's letter to Shearman & Sterling (available July 2, 1993) and K-III Communications Corporation (available May 14, 1993), or similar no-action or interpretive letters, and (2) must comply with the registration and prospectus delivery requirements of the Exchange Act in connection with a secondary resale transaction and that such a secondary sale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K, unless an exemption from registration is otherwise available.

  In addition, each Holder of Initial Notes will be required to furnish a written representation to the Company (which may be contained in the Letter of Transmittal to the effect that such Holder is either (A) a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act,
(B) an institutional "accredited
investor" within the meaning of subparagraph (a)(1), (2), (3) or (7) of Rule 501 under the Securities Act or (C) a non-U.S. person within the meaning of Regulation S under the Securities Act.

TERMINATION OF CERTAIN RIGHTS

  The Registration Rights Agreement provides that, subject to certain exceptions, in the event of a Registration Default, Holders of Initial Notes are entitled to receive Liquidated Damages. If (i) the Company fails to file with the Commission any of the Registration Statements required by the Registration Rights Agreement on or before the date specified therein for such filing, (ii) any of such Registration Statement is not declared effective by the Commission on or prior to the date specified for such effectiveness in the Registration Rights Agreement (the "Effectiveness Target Date"), (iii) the Exchange Offer has not been consummated within 30 days after the Effectiveness Target Date with respect to the Exchange Offer Registration Statement or (iv) any Registration Statement required by the Registration Rights Agreement is filed and declared effective but thereafter ceases to be effective or fails to be usable for its intended purpose without being succeeded within five business days by a post-effective amendment to such Registration Statement that cures such failure and that is itself immediately declared effective (each such event referred to in clauses (i) through (iv) above, a "Registration Default"), additional cash interest ("Liquidated Damages") shall accrue to each Holder of the Notes commencing upon the occurrence of such Registration Default in an amount equal to .50% per annum of the principal amount of Notes held by such Holder. The amount of Liquidated Damages will increase by an additional .50% per annum of the principal amount of Notes with respect to each subsequent 90-day period (or portion thereof) until all Registration Defaults have been cured, up to a maximum rate of Liquidated Damages of 1.50% per annum of the principal amount of Notes. All accrued Liquidated Damages will be paid to Holders by the Company in the same manner as interest is paid pursuant to the Indenture. Following the cure of all Registration Defaults relating to any particular Transfer Restricted Securities, the accrual of Liquidated Damages with respect to such Transfer Restricted Securities will cease.

ACCRUED INTEREST ON THE INITIAL NOTES

  The Exchange Notes will bear interest at a rate equal to 9 7/8% per annum from and including their date of issuance. Holders whose Initial Notes are accepted for exchange will have the right to receive interest accrued thereon from the date of their original issuance or the last Interest Payment Date, as applicable, to, but not including, the date of issuance of the Exchange Notes, such interest to be payable with the first interest payment on the Exchange Notes. Interest on the Initial Notes accepted for exchange, which interest accrued at the rate of 9 7/8% per annum, will cease to accrue on the day prior to the issuance of the Exchange Notes. See "Description of Exchange Notes-- General."

PROCEDURES FOR TENDERING INITIAL NOTES

  The tender of a Holder's Initial Notes as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering Holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a Holder who wishes to tender Initial Notes for exchange pursuant to the Exchange Offer must transmit such Initial Notes, together with a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to the Exchange Agent at the address set forth on the back cover page of this Prospectus prior to 5:00 p.m., New York City time, on the Expiration Date.

  THE METHOD OF DELIVERY OF INITIAL NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT THE HOLDER USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

  Each signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Initial Notes surrendered for exchange pursuant hereto are tendered (i) by a registered holder of the Initial Notes who has not completed either the box entitled "Special Exchange Instructions" or the box entitled "Special Delivery Instructions" in the Letter of Transmittal or (ii) by an Eligible Institution (as defined). In the event that a signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, is required to be guaranteed, such guarantee must be by a firm which is a member of a registered national securities exchange or The Nasdaq Stock Market, a commercial bank or trust company having an office or correspondent in the United States or otherwise be an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (collectively, "Eligible Institutions"). If the Letter of Transmittal is signed by a person other than the registered holder of the Initial Notes, the Initial Notes surrendered for exchange must either (i) be endorsed by the registered holder, with the signature thereon guaranteed by an Eligible Institution or (ii) be accompanied by a bond power, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an Eligible Institution. The term "registered holder" as used herein with respect to the Initial Notes means any person in whose name the Initial Notes are registered on the books of the Registrar.

  All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of Initial Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all Initial Notes not properly tendered and to reject any Initial Notes the Company's acceptance of which might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to particular Initial Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Initial Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Initial Notes for exchange must be cured within such period of time as the Company shall determine. The Company will use reasonable efforts to give notification of defects or irregularities with respect to tenders of Initial Notes for exchange but shall not incur any liability for failure to give such notification. Tenders of the Initial Notes will not be deemed to have been made until such irregularities have been cured or waived.

  If any Letter of Transmittal, endorsement, bond power, power of attorney or any other document required by the Letter of Transmittal is signed by a trustee, executor, corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company, in its sole discretion, of such person's authority to so act must be submitted.

  Any beneficial owner of the Initial Notes (a "Beneficial Owner") whose Initial Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Initial Notes in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such Beneficial Owner's behalf. If such Beneficial Owner wishes to tender directly, such Beneficial Owner must, prior to completing and executing the Letter of Transmittal and tendering Initial Notes, make appropriate arrangements to register ownership of the Initial Notes in such Beneficial Owner's name. Beneficial Owners should be aware that the transfer of registered ownership may take considerable time.

  By tendering, each registered holder will represent to the Company that, among other things (i) the Exchange Notes to be acquired in connection with the Exchange Offer by the Holder and each Beneficial Owner of the Initial Notes are being acquired by the Holder and each Beneficial Owner in the ordinary course of business of the Holder and each Beneficial Owner, (ii) the Holder and each Beneficial Owner are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes, (iii) the Holder and each Beneficial Owner acknowledge and agree that any person participating in the Exchange Offer for the purpose of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes acquired by such person and cannot rely on the position of the staff of the Commission set forth in no-action letters that are discussed herein under "Resales of Exchange Notes," (iv) that if the Holder is a broker-dealer that acquired Initial Notes as a result of market making or other trading activities, it will deliver a prospectus in connection with any resale of Exchange Notes acquired in the Exchange Offer, (v) the Holder and each Beneficial Owner understand that a secondary resale transaction described in clause (iii) above should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K of the Commission, and (vi) neither the Holder nor any Beneficial Owner is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company except as otherwise disclosed to the Company in writing. In connection with a book-entry transfer, each participant will confirm that it makes the representations and warranties contained in the Letter of Transmittal.

  Guaranteed Delivery Procedures. Holders who wish to tender their Initial Notes and (i) whose Initial Notes are not immediately available or (ii) who cannot deliver their Initial Notes or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date (or complete the procedure for book-entry transfer on a timely basis), may tender their Initial Notes according to the guaranteed delivery procedures set forth in the Letter of Transmittal. Pursuant to such procedures: (i) such tender must be made by or through an Eligible Institution and a Notice of Guaranteed Delivery (as defined in the Letter of Transmittal) must be signed by such Holder, (ii) on or prior to the Expiration Date, the Exchange Agent must have received from the Holder and the Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number or numbers of the tendered Initial Notes, and the principal amount of tendered Initial Notes, stating that the tender is being made thereby and guaranteeing that, within three business days after the date of delivery of the Notice of Guaranteed Delivery, the tendered Initial Notes, a duly executed Letter of Transmittal and any other required documents will be deposited by the Eligible Institution with the Exchange Agent, and (iii) such properly completed and executed documents required by the Letter of Transmittal and the tendered Initial Notes in proper form for transfer (or confirmation of a book-entry transfer of such Initial Notes into the Exchange Agent's account at the Depositary) must be received by the Exchange Agent within three business days after the Expiration Date. Any Holder who wishes to tender Initial Notes pursuant to the guaranteed delivery procedures described above must ensure that the Exchange Agent receives the Notice of Guaranteed Delivery and Letter of Transmittal relating to such Initial Notes prior to 5:00 p.m., New York City time, on the Expiration Date.

  Book-Entry Delivery. The Exchange Agent will establish an account with respect to the Initial Notes at the Depositary ("Book-Entry Transfer Facility") for purposes of the Exchange Offer promptly after the date of this Prospectus. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the Initial Notes by causing such facility to transfer Initial Notes into the Exchange Agent's account in accordance with such facility's procedure for such transfer. Even though delivery of Initial Notes may be effected through book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer, and other documents required by the Letter of Transmittal, must, in any case, be transmitted to and received by the Exchange Agent at one of its addresses set forth on the back cover of this Prospectus before the Expiration Date, or the guaranteed delivery procedure set forth above must be followed. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent. The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Exchange Agent and forming a part of a book-entry confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Initial Notes that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

ACCEPTANCE OF INITIAL NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

  Upon satisfaction or waiver of all the conditions to the Exchange Offer, the Company will accept any and all Initial Notes that are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered as soon as practicable after acceptance of the Initial Notes. For purposes of the Exchange Offer, the Company shall be deemed to have accepted validly tendered Initial Notes, when, as, and if the Company has given oral or written notice thereof to the Exchange Agent.

  In all cases, issuances of Exchange Notes for Initial Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of such Initial Notes, a properly completed and duly executed Letter of Transmittal and all other required documents (or of confirmation of a book-entry transfer of such Initial Notes into the Exchange Agent's account at the Depositary); provided, however, that the Company reserves the absolute right to waive any defects or irregularities in the tender or conditions of the Exchange Offer. If any tendered Initial Notes are not accepted for any reason, such unaccepted Initial Notes will be returned without expense to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

WITHDRAWAL RIGHTS

  Tenders of the Initial Notes may be withdrawn by delivery of a written notice to the Exchange Agent, at its address set forth on the back cover page of this Prospectus, at any time prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Initial Notes to be withdrawn (the "Depositor"), (ii) identify the Initial Notes to be withdrawn (including the certificate number or numbers and principal amount of such Initial Notes, as applicable), (iii) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Initial Notes were tendered (including any required signature guarantees) or be accompanied by a bond power in the name of the person withdrawing the tender, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an Eligible Institution together with the other documents required upon transfer by the Indenture, and (iv) specify the name in which such Initial Notes are to be re-registered, if different from the Depositor, pursuant to such documents of transfer. Any questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, in its sole discretion and such determination shall be final and binding. The Initial Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Initial Notes which have been tendered for exchange but which are withdrawn will be returned to the Holder thereof without cost to such Holder as soon as practicable after withdrawal. Properly withdrawn Initial Notes may be retendered by following one of the procedures described under "The Exchange Offer--Procedures for Tendering Initial Notes" at any time on or prior to the Expiration Date.

THE EXCHANGE AGENT; ASSISTANCE

  First Union National Bank is the Exchange Agent. All tendered Initial Notes, executed Letters of Transmittal and other related documents should be directed to the Exchange Agent. Questions and requests for assistance and requests for additional copies of the Prospectus, the Letter of Transmittal and other related documents should be addressed to the Exchange Agent as follows:

 BY MAIL, HAND OR OVERNIGHT DELIVERY:            FACSIMILE TRANSMISSION:

 First Union Customer Information Center             (704) 590-7628
 Reorganization Department, 3C3-NC 1153    To confirm receipt:  (704) 590-7408
    1525 West W.T. Harris Boulevard
         Charlotte, N.C. 28262

SOLICITATION OF TENDERS; FEES AND EXPENSES

  No person has been authorized to give any information or to make any representation in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will offers be accepted from or on behalf of) holders of Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, at its discretion, take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to holders of Notes in such jurisdiction.

  All expenses incident to the Company's consummation of the Exchange Offer and compliance with the Registration Rights Agreement will be borne by the Company, including, without limitation: (i) all registration and filing fees (including, without limitation, fees and expenses of compliance with state securities laws), (ii) printing expenses (including, without limitation, expenses of printing certificates for the Exchange Notes in a form eligible for deposit with The Depositary and of printing Prospectuses), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) fees and disbursements of independent certified public accountants, (vi) rating agency fees, (vii) internal expenses of the Company (including, without limitation, all salaries and expenses of officers and employees of the Company performing legal or accounting duties), and (ix) fees and expenses incurred in connection with the listing, if any, of the Exchange Notes on a securities exchange.

  The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptance of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

ACCOUNTING TREATMENT

  The Exchange Notes will be recorded at the same carrying value as the Initial Notes, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss will be recognized by the Company for accounting purposes. The expenses of the Exchange Offer will be amortized over the term of the Exchange Notes.

RESALES OF THE EXCHANGE NOTES

  Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer to a Holder in exchange for Initial Notes may be offered for resale, resold and otherwise transferred by such Holder (other than (i) a broker-dealer who purchased Initial Notes directly from the Company for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act, or
(ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the Holder is acquiring the Exchange Notes in the ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes. The Company has not requested or obtained an interpretive letter from the Commission staff with respect to this Exchange Offer, and the Company and the Holders are not entitled to rely on interpretive advice provided by the staff to other persons, which advice was based on the facts and conditions represented in such letters. However, the Exchange Offer is being conducted in a manner intended to be consistent with the facts and conditions represented in such letters. If any Holder acquires Exchange Notes in the Exchange Offer for the purpose of distributing or participating in a distribution of the Exchange Notes, such Holder cannot rely on the position of the staff of the Commission enunciated in

Morgan Stanley & Co., Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the Commission's letters to Shearman and Sterling (available July 2, 1993) and K-III Communications Corporation (available May 14, 1993), or similar no-action or interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, unless an exemption from registration is otherwise available. Each broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Company has agreed that for a period of 180 days after the effective date of this Prospectus, it will make this Prospectus, as amended and supplemented, available to any broker-dealer who receives Exchange Notes in the Exchange Offer for use in connection with any such resale. See "Plan of Distribution."

CONSEQUENCES OF FAILURE TO EXCHANGE

  Holders of Initial Notes who do not exchange their Initial Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Initial Notes as set forth in the legend thereon as a consequence of the offer or sale of the Initial Notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Initial Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exception from, or in a transaction not subject to, the Securities Act and applicable states securities laws. The Company does not currently anticipate that it will register the Initial Notes under the Securities Act. See "Risk Factors--Consequences of Failure to Exchange."

OTHER

  Participation in the Exchange Offer is voluntary, and holders of Initial Notes should carefully consider whether to participate. Holders of the Initial Notes are urged to consult their financial and tax advisers in making their own decisions on what action to take.

  As a result of the making of, and upon acceptance for exchange of all validly tendered Initial Notes pursuant to the terms of, this Exchange Offer, the Company will have fulfilled a covenant contained in the Registration Rights Agreement. Holders of Initial Notes who do not tender their Initial Notes in the Exchange Offer will continue to hold such Initial Notes and will be entitled to all the rights, and limitations applicable thereto, under the Indenture, except for any such rights under the Registration Rights Agreement that by their terms terminate or cease to have further effectiveness as a result of the making of this Exchange Offer. See "Description of Exchange Notes." All untendered Initial Notes will continue to be subject to the restrictions on transfer set forth in the Indenture. To the extent that Initial Notes are tendered and accepted in the Exchange Offer, the trading market for untendered Initial Notes could be adversely affected.

  The Company may in the future seek to acquire untendered Initial Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company has no present plan to acquire any Initial Notes which are not tendered in the Exchange Offer.

                              RECENT DEVELOPMENTS

TRESCOM MERGER

  On June 9, 1998, pursuant to the Merger Agreement, the Company acquired all of the outstanding shares of TresCom, a facilities-based long distance telecommunications carrier focused on international long distance traffic originating in the United States and terminating in Latin America. The TresCom Merger has provided Primus with accelerated entry into the Latin American international long distance markets and expanded scope and coverage of the Network, thereby providing additional opportunities to migrate traffic onto the Network, resulting in better utilization of the Network and reduced variable costs per minute of use. The Company believes that, in addition to providing transmission facilities, and adding foreign carrier agreements and direct connection to foreign telecommunications carriers, the TresCom Merger adds experienced management, and will enable the combined Company to realize synergies in selling, general and administrative expenses. Under the terms of the Merger Agreement, TresCom shareholders received approximately 0.6147 shares of Common Stock for each share of TresCom common stock exchanged in the TresCom Merger.

TELEPASSPORT/USFI ACQUISITION

  In October 1997, Primus completed the acquisition of all of the equity and ownership interests of TelePassport and substantially all of the assets of USFI for an aggregate purchase price of $11.5 million in cash. TelePassport and USFI were under common control and engaged in the business of providing international and domestic long distance and reorigination services in Europe, Asia, and South Africa. The acquisition gave Primus a customer base in Germany and a facilities-based carrier in Japan.

HOTKEY INVESTMENT

  In March 1998, Primus purchased a controlling interest in Hotkey, a Melbourne, Australia based Internet service provider. The Company's 60% ownership of Hotkey was purchased for approximately $1.3 million in cash and, under certain circumstances, the Company has the right to acquire 100% of the equity interest in Hotkey. Hotkey will allow Primus to offer Internet access to its customers in Australia and will serve as the Company's entrance into Internet protocol based telephony. Prior to the Hotkey investment, Primus's chairman, K. Paul Singh, owned approximately 14% of Hotkey. As a result of the transaction, Mr. Singh owns approximately 4% of Hotkey. See "Certain Transactions."

ECLIPSE ACQUISITION

  In April 1998, Primus acquired all of the outstanding stock of Eclipse, a data communications service provider based in Sydney, Australia. Eclipse commenced operations in early 1996 and has approximately 100 business customers, annualized revenues of approximately $4 million and data switches and operational centers in all five capital cities in Australia. Primus paid approximately $2.5 million for the stock of Eclipse, comprised of cash and 27,500 shares of Common Stock. With the acquisition of Eclipse, Primus now offers a complete range of telecommunications services for corporate customers in Australia, including fully integrated voice and data networks, as well as Internet access services.

                                CAPITALIZATION

  The following table sets forth as of March 31, 1998: (i) the actual capitalization of the Company; and (ii) the actual capitalization of the Company after giving pro forma effect to the TresCom Merger and the sale of the Initial Notes in the Offering, less discounts, commissions, and expenses of the Offering payable by the Company, and the application of the net proceeds therefrom. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Unaudited Consolidated Financial Statements of each of Primus and TresCom, and notes thereto, and the Unaudited Pro Forma Financial Data, and the notes thereto, all of which are included elsewhere in this Prospectus.

                                                  MARCH 31, 1998
                                            -----------------------------
                                               ACTUAL       PRO FORMA
                                            ------------  ---------------
                                            (IN THOUSANDS, EXCEPT SHARE DATA)
Cash and cash equivalents.................. $     97,381  $    226,675
Restricted investments (including current
 and long-term)............................       61,478        61,478
                                            ------------  ------------
  Total cash, cash equivalents and
   restricted investments.................. $    158,859  $    288,153
                                            ============  ============
Debt and capital lease obligations:
  11 3/4% Senior Notes due 2004............ $    222,706  $    222,706
  9 7/8% Senior Notes due 2008.............          --        150,000
  Notes payable............................          189           189
  Long-term obligations....................          --            396
  Capital lease obligations................        9,343        14,280
                                            ------------  ------------
    Total debt and capital lease
     obligations...........................      232,238       387,571
Stockholders' Equity:
  Common Stock, $.01 par value--40,000,000
   shares actual and pro forma authorized;
   19,822,945 shares actual and 27,659,311
   shares pro forma, issued and
   outstanding.............................          198           277
  Additional paid-in capital...............       92,696       248,206
  Accumulated deficit......................      (60,322)      (60,322)
  Cumulative translation adjustment........         (744)         (744)
                                            ------------  ------------
    Total stockholders' equity.............       31,828       187,417
                                            ------------  ------------
    Total capitalization................... $    264,066  $    574,988
                                            ============  ============

                            SELECTED FINANCIAL DATA

PRIMUS
  The following selected financial data should be read in conjunction with the consolidated financial statements of Primus, and the notes thereto, contained elsewhere in this Prospectus, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations data for Primus from inception to December 31, 1994, for the years ended December 31, 1995, 1996, 1997, and the balance sheet data as of December 31, 1994, 1995, 1996 and 1997 have been derived from the consolidated financial statements of Primus, which have been audited by Deloitte & Touche LLP, independent auditors. The statement of operations data for Primus for the three months ended March 31, 1997 and 1998, and the balance sheet data as of March 31, 1998, has been derived from the unaudited consolidated financial statements of Primus, which, in management's opinion, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein.

                                                                           THREE MONTHS
                             PERIOD FROM           YEAR ENDED                 ENDED
                          INCEPTION THROUGH       DECEMBER 31,              MARCH 31,
                            DECEMBER 31,    ---------------------------  -----------------
                                1994         1995      1996      1997     1997      1998
                          ----------------- -------  --------  --------  -------  --------
                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
Net revenue.............       $  --        $ 1,167  $172,972  $280,197  $59,036  $ 80,051
Cost of revenue.........          --          1,384   158,845   252,731   55,034    68,722
                               ------       -------  --------  --------  -------  --------
 Gross margin
  (deficit).............          --           (217)   14,127    27,466    4,002    11,329
                               ------       -------  --------  --------  -------  --------
Operating expenses:
 Selling, general and
  administrative........          557         2,024    20,114    50,622    8,829    15,377
 Depreciation and
  amortization..........           12           160     2,164     6,733      797     3,478
                               ------       -------  --------  --------  -------  --------
   Total operating
    expenses............          569         2,184    22,278    57,355    9,626    18,855
                               ------       -------  --------  --------  -------  --------
Loss from operations....         (569)       (2,401)   (8,151)  (29,889)  (5,624)   (7,526)
Interest expense........          (13)          (59)     (857)  (12,914)    (151)   (7,175)
Interest income.........            5            35       785     6,238      785     2,384
Other income (expense)..          --            --       (345)      407      119       --
                               ------       -------  --------  --------  -------  --------
Loss before income
 taxes..................         (577)       (2,425)   (8,568)  (36,158)  (4,871)  (12,317)
Income taxes............          --            --       (196)      (81)     (36)      --
                               ------       -------  --------  --------  -------  --------
Net loss................       $ (577)      $(2,425) $ (8,764) $(36,239) $(4,907) $(12,317)
                               ======       =======  ========  ========  =======  ========
Basic and diluted net
 loss per common share..       $(0.22)      $ (0.48) $  (0.75) $  (1.99) $ (0.28) $  (0.62)
                               ======       =======  ========  ========  =======  ========
Weighted average number
 of common shares
 outstanding............        2,620         5,019    11,660    18,250   17,779    19,717
                               ======       =======  ========  ========  =======  ========
Ratio of earnings to
 fixed charges (1)......          --            --        --        --       --        --
                               ======       =======  ========  ========  =======  ========
GEOGRAPHIC DATA:
Net revenue
 North America (2)......       $  --        $ 1,167  $ 16,573  $ 74,359  $ 8,271  $ 26,310
 Asia Pacific (3).......          --            --    151,253   183,126   46,886    44,659
 Europe (4).............          --            --      5,146    22,712    3,879     9,082
                               ------       -------  --------  --------  -------  --------
 Total..................       $  --        $ 1,167  $172,972  $280,197  $59,036  $ 80,051
                               ======       =======  ========  ========  =======  ========
OTHER DATA:
EBITDA (5)..............       $ (557)      $(2,241) $ (5,987) $(23,156) $(4,827) $ (4,048)
Capital expenditures
 (6)....................       $  124       $   974  $ 15,951  $ 43,457  $ 8,771  $ 12,044
Number of switches......          --              1         1        11        8        11

                                               DECEMBER 31,           MARCH 31,
                                       ------------------------------ ---------
                                       1994   1995    1996     1997     1998
                                       ----  ------ -------- -------- ---------
                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short term
 investments.........................  $221  $2,296 $ 60,599 $115,232 $ 97,381
Restricted investments (including
 current and long-term)..............   --      --       --    73,550   61,478
Working capital (deficit)............  (295)  1,295   39,282  115,995  104,726
Total assets.........................   487   5,042  140,560  358,013  355,563
Total debt (including current
 portion)............................    13     528   17,248  231,211  232,238
Stockholders' equity ................    71   2,562   76,440   42,526   31,828

--------
(1) The ratio of earnings to fixed charges is computed by dividing pre-tax income from operations before fixed charges (other than capitalized interest) by fixed charges. Fixed charges consist of interest charges, whether expensed or capitalized, and that portion of rental expense the Company believes to be representative of interest. For 1994, 1995, 1996 and 1997, and for the three months ended March 31, 1997 and 1998, earnings were insufficient to cover fixed charges by $0.6 million, $2.4 million, $8.6 million, $36.4 million, $5.1 million and $12.3 million, respectively.
(2) Consists primarily of net revenue from operations in the United States for all periods prior to April 1997. Net revenue for 1997 and for the three months ended March 31, 1998 reflects commencement of operations in Canada beginning in April, 1997.
(3) Consists solely of net revenue from operations in Australia for 1996. Net revenue for 1997 and for the three months ended March 31, 1998 reflects commencement of operations in Japan beginning in October 1997.
(4) Consists solely of net revenue from operations in the United Kingdom.
(5) As used herein, "EBITDA" is defined as net income or loss plus depreciation expense, amortization expense, interest expense and income taxes, minus extraordinary income and gains, if any, and plus extraordinary losses, if any. While EBITDA should not be construed as a substitute for operating income or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information regarding the ability of Primus to meet its future debt service, capital expenditures and working capital requirements. EBITDA is not necessarily a measure of Primus's ability to fund its cash needs and is not necessarily comparable to similarly titled measures of other companies.
(6) Capital expenditures include assets acquired, committed to be acquired and leased under capital lease agreements.

TRESCOM

  The following selected consolidated financial data for TresCom and its predecessors should be read in conjunction with the consolidated financial statements of TresCom, and the notes thereto, contained elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations--TresCom." The selected consolidated financial data of (i) St. Thomas and San Juan Telephone Company, Inc. ("SJTC") and Total Telecommunications, Inc. ("TTI"), TresCom's combined predecessors, (ii) TresCom's combined predecessors and TresCom and (iii) TresCom alone presented below under "Statement of Operations Data" for the year ended December 31, 1993, the period from January 1, 1994 to November 30, 1994, the year ended December 31, 1994 for both TresCom's combined predecessors and TresCom, the years ended December 31, 1995, 1996 and 1997, for TresCom and "Balance Sheet Data" as of December 31, 1994, 1995, 1996 and 1997 have been derived from the audited consolidated financial statements of TresCom and its predecessors. The statement of operations data for TresCom for the three months ended March 31, 1997 and 1998, and the balance sheet data as of March 31, 1998, has been derived from the unaudited consolidated financial statements of TresCom which, in management's opinion, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The selected consolidated financial data as of December 31, 1993 have been derived from the unaudited financial statements of TresCom and its predecessors, which the Company believes include all adjustments TresCom considers necessary for a fair presentation of the financial information set forth therein.

                                               COMBINED
                           COMBINED          PREDECESSORS
                         PREDECESSORS        AND TRESCOM                        TRESCOM
                   ------------------------- ------------ -------------------------------------------------------------
                                   PERIOD                                                                   THREE
                                    FROM                                                                   MONTHS
                       YEAR      JANUARY 1,      YEAR                 YEAR ENDED                            ENDED
                      ENDED       1994 TO       ENDED                DECEMBER 31,                         MARCH 31,
                   DECEMBER 31, NOVEMBER 30, DECEMBER 31, -----------------------------------------    ----------------
                     1993(1)      1994(2)      1994(3)    1994(4)     1995      1996         1997       1997     1998
                   ------------ ------------ ------------ --------  --------  --------     --------    -------  -------
                                                         (IN THOUSANDS)
STATEMENT OF
 OPERATIONS DATA:
Revenues.........    $27,900      $18,871      $ 50,290   $ 31,419  $102,641  $139,621     $157,641(5) $36,143  $38,137
Cost of
 services........     15,994       11,802        32,603     20,801    74,679   106,928      124,365     27,812   30,971
                     -------      -------      --------   --------  --------  --------     --------    -------  -------
Gross profit.....     11,906        7,069        17,687     10,618    27,962    32,693       33,276      8,331    7,166
Selling, general
 and
 administrative..     11,078        7,222        29,432     22,210    32,437    30,808       36,386      8,108    9,262
Depreciation and
 amortization....        602          252         2,156      1,904     3,961     4,928        6,599      1,501    1,944
                     -------      -------      --------   --------  --------  --------     --------    -------  -------
Operating income
 (loss)..........        226         (405)      (13,901)   (13,496)   (8,436)   (3,043)      (9,709)    (1,278)  (4,040)
Interest and
 other (income)
 expense, net....        130          134           693        559     3,191       578        1,146         (2)     435
                     -------      -------      --------   --------  --------  --------     --------    -------  -------
Net income (loss)
 before taxes and
 extraordinary
 item............         96         (539)      (14,594)   (14,055)  (11,627)   (3,621)     (10,855)    (1,276)  (4,475)
Provision for
 income taxes....         99           13            13        --        --        --           --         --       --
                     -------      -------      --------   --------  --------  --------     --------    -------  -------
Loss before
 extraordinary
 item............         (3)        (552)      (14,607)   (14,055)  (11,627)   (3,621)     (10,855)    (1,276)  (4,475)
Extraordinary
 item............        --           --            --         --        --      1,956          --         --       --
                     -------      -------      --------   --------  --------  --------     --------    -------  -------
Net loss.........    $    (3)     $  (552)     $(14,607)  $(14,055) $(11,627) $ (5,577)(6) $(10,855)   $(1,276) $(4,475)
                     =======      =======      ========   ========  ========  ========     ========    =======  =======
OTHER DATA:
EBITDA(7)........    $   828      $  (153)     $ (6,299)  $ (6,146) $ (4,336) $ (3,149)    $ (2,853)   $   385  $(1,936)
Capital
 expenditures....        N/A          N/A           N/A   $  5,612  $  5,528  $ 12,796     $  9,049    $ 1,080  $ 1,449

                                               COMBINED
                                             PREDECESSORS
                            COMBINED             AND
                          PREDECESSORS         TRESCOM             TRESCOM       TRESCOM
                          DECEMBER 31,       DECEMBER 31,       DECEMBER 31,    MARCH 31,
                         ----------------  -----------------  ----------------- ---------
                          1993     1994     1994      1995      1996     1997     1998
                         -------  -------  -------  --------  -------- -------- ---------
                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Cash.................... $ 1,786  $   --   $   --   $  2,052  $  6,020 $  1,481 $    102
Working capital
 (deficiency)...........     122   (8,674)  (8,674)  (30,012)    8,201    5,744    2,182
Total assets............  13,718   61,565   61,565    72,630   101,610  108,429  101,991
Long-term obligations
 due within one year....   1,408      174      174    25,290       817    1,098    1,299
Long-term obligations...   8,817   26,114   26,114       702     3,965   19,593   19,842
Stockholders' (deficit)
 equity.................  (2,147)  14,875   14,875    21,508    67,322   58,950   54,781

--------
(1) Includes approximately $25,000 of start-up costs incurred by TresCom from its formation on December 8, 1993 through December 31, 1993.
(2) Includes operations for St. Thomas and SJTC from January 1, 1994 through February 22, 1994 and operations for TTI from January 1, 1994 through November 30, 1994.
(3) Includes results of operations or period-end amounts, as applicable, for each of TresCom and the Predecessors, as if the acquisition of each of the TresCom predecessors had occurred on January 1, 1994.
(4) Includes results of operations for STSJ from February 23, 1994 through December 31, 1994 and results of operations for TTI from December 1, 1994 through December 31, 1994.
(5) In 1997, TresCom recognized $543,000 of revenue from the sale of excess IRU capacity on undersea digital fiber optic transmission cables.
(6) Includes an extraordinary loss on the early extinguishment of debt of $2.0 million.
(7) As used herein, "EBITDA" is defined as net income or loss plus depreciation expense, amortization expense, interest expense and income taxes, minus extraordinary income, if any, and plus extraordinary losses, if any. EBITDA also includes an adjustment of $5.4 million associated with the revaluation of an acquired customer base for the combined Predecessors and TresCom during 1994. While EBITDA should not be construed as a substitute for operating income or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information regarding the ability of TresCom to contribute to the payment of the Company's future debt service, capital expenditures and working capital requirements. EBITDA is not necessarily a measure of the ability to fund cash needs and is not necessarily comparable to similarly titled measures of other companies.

                      UNAUDITED PRO FORMA FINANCIAL DATA

  The following unaudited pro forma consolidated financial statements are based on the historical presentation of the consolidated financial statements of the Company and TresCom. The Unaudited Pro Forma Consolidated Statement of Operations for the three months ended March 31, 1998 gives effect to the TresCom Merger and the Offering as if they had occurred on January 1, 1998. The Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 1997, gives effect to the TresCom Merger, the TelePassport/USFI Acquisition and the Offering as if they had occurred on January 1, 1997. The Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 1998 gives effect to the TresCom Merger and the Offering, as if they had occurred on March 31, 1998. The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements, including notes thereto, of Primus, TresCom, and USFI, Inc. included elsewhere herein.

  The TresCom Merger has been accounted for using the purchase method of accounting. In the unaudited pro forma consolidated balance sheet the total purchase price of TresCom has been allocated to tangible and intangible assets and liabilities based upon management's preliminary estimate of their respective fair values, with the excess of purchase price over the fair value of net assets acquired allocated to goodwill.

  The unaudited pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the transactions had been in effect on the dates indicated or which may be obtained in the future.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                      PRO FORMA
                                                   PRO FORMA                         AS ADJUSTED
                                       NOTES      AS ADJUSTED                        TRESCOM AND
                                     OFFERING        NOTES               TRESCOM        NOTES
                           PRIMUS   ADJUSTMENTS    OFFERING   TRESCOM  ADJUSTMENTS    OFFERING
                          --------  -----------   ----------- -------  -----------   -----------
Net revenue.............  $ 80,051    $   --       $ 80,051   $38,137    $(1,817)(2)  $114,664
                                                                          (1,707)(3)
Cost of revenue.........    68,722        --         68,722    30,971     (1,707)(3)    97,986
                          --------    -------      --------   -------    -------      --------
Gross margin............    11,329        --         11,329     7,166     (1,817)       16,678
Operating expenses:
 Selling, general and
  administrative........    15,377        --         15,377     9,262     (1,817)(2)    22,822
 Depreciation and
  amortization..........     3,478        --          3,478     1,944       (587)(4)     6,894
                                                                           2,083 (5)
                                                                             (24)(7)
                          --------    -------      --------   -------    -------      --------
 Total operating
  expenses..............    18,855        --         18,855    11,206       (345)       29,716
                          --------    -------      --------   -------    -------      --------
Loss from operations....    (7,526)       --         (7,526)   (4,040)    (1,472)      (13,038)
Interest expense........    (7,175)    (3,828)(1)   (11,003)     (415)       410 (6)   (11,008)
Interest income.........     2,384        --          2,384       --         --          2,384
Other income (expense)..       --         --            --        (20)       --            (20)
                          --------    -------      --------   -------    -------      --------
Loss before income
 taxes..................   (12,317)    (3,828)      (16,145)   (4,475)    (1,062)      (21,682)
Income taxes............       --         --            --        --         -- (8)        --
                          --------    -------      --------   -------    -------      --------
Net loss................  $(12,317)   $(3,828)     $(16,145)  $(4,475)   $(1,062)     $(21,682)
                          ========    =======      ========   =======    =======      ========
Basic and diluted loss
 per common share.......  $  (0.62)                                                   $  (0.79)
                          ========                                                    ========
Weighted average number
 of common shares
 outstanding............    19,717                                         7,836 (9)    27,553
                          ========                                       =======      ========

--------
Notes Offering:
(1) To reflect interest expense on the Notes, at an interest rate of 9.875%, and amortization on $5.0 million of deferred financing costs.
TresCom Adjustments:
(2) To reflect the reclassification of TresCom's bad debt costs from SG&A to a reduction of revenue to conform to Primus's accounting policies.
(3) To eliminate the effects of intercompany transactions between Primus and TresCom.
(4) To reverse amortization expense associated with TresCom's previously acquired customer list and the excess of purchase price over the fair value of assets acquired.
(5) To record amortization expense associated with acquired customers list and the excess of purchase price over the fair value of net assets acquired.
(6) To reflect reduction in interest expense related to the repayment of TresCom's credit line in connection with the TresCom Merger.
(7) To reflect reduction in amortization of deferred financing costs resulting from repayment of credit line in connection with the TresCom Merger.
(8) The pro forma adjustment to the income tax provision is zero as a valuation reserve was applied in full to the tax benefit associated with the pro forma net loss before income taxes.
(9) To reflect the issuance of Primus Common Stock in exchange for the outstanding shares of TresCom.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1997
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                             PRO FORMA
                                                                                                            AS ADJUSTED,
                                                            PRO FORMA AS ADJUSTED                          TRESCOM, USFI/
                                                            USFI/TELEPASSPORT AND                         TELEPASSPORT AND
                                                               NOTES OFFERING                              NOTES OFFERING
                                                      --------------------------------------            -----------------------
                                                         USFI/          NOTES
                                 USFI,   TELEPASSPORT TELEPASSPORT    OFFERING                            TRESCOM
                       PRIMUS   INC.(1)   L.L.C.(1)   ADJUSTMENTS    ADJUSTMENTS    COMBINED  TRESCOM   ADJUSTMENTS    COMBINED
                      --------  -------  ------------ ------------   -----------    --------  --------  -----------    --------
Net revenue.........  $280,197  $27,040    $ 3,108      $(9,673)(2)   $    --       $300,672  $157,641    $(4,159)(6)  $448,929
                                                                                                           (5,225)(7)
Cost of revenue.....   252,731   20,907      2,704       (8,029)(2)        --        268,313   124,365     (5,225)(7)   387,453
                      --------  -------    -------      -------       --------      --------  --------    -------      --------
Gross margin........    27,466    6,133        404       (1,644)           --         32,359    33,276     (4,159)       61,476
Operating expenses:
 Selling, general
  and
  administrative....    50,622   11,182      1,389          --             --         63,193    36,386     (4,159)(6)    95,420
 Depreciation and        6,733      674         74          409 (3)        --          7,890     6,599     (2,167)(8)    20,308
  amortization......                                                                                        8,109 (9)
                                                                                                             (123)(10)
                      --------  -------    -------      -------       --------      --------  --------    -------      --------
 Total operating
  expenses..........    57,355   11,856      1,463          409            --         71,083    42,985      1,660       115,728
                      --------  -------    -------      -------       --------      --------  --------    -------      --------
Loss from
 operations.........   (29,889)  (5,723)    (1,059)      (2,053)           --        (38,724)   (9,709)    (5,819)      (54,252)
Interest expense....   (12,914)     --         (18)         --         (15,313)(5)   (28,245)   (1,146)       433 (11)  (28,958)
Interest income.....     6,238      --         --           --             --          6,238       --         --          6,238
Other income
 (expense)..........       407       25        162          --                           594       --         --            594
                      --------  -------    -------      -------       --------      --------  --------    -------      --------
Loss before income
 taxes..............   (36,158)  (5,698)      (915)      (2,053)       (15,313)      (60,137)  (10,855)    (5,386)      (76,378)
Income taxes........       (81)     --         --           --  (4)        --            (81)      --         --  (12)      (81)
                      --------  -------    -------      -------       --------      --------  --------    -------      --------
Net loss............  $(36,239) $(5,698)   $  (915)     $(2,053)      $(15,313)     $(60,218) $(10,855)   $(5,386)     $(76,459)
                      ========  =======    =======      =======       ========      ========  ========    =======      ========
Basic and diluted
 net loss per common
 share..............  $  (1.99)                                                                                        $  (2.93)
                      ========                                                                                         ========
Weighted average
 number of common
 shares
 outstanding........    18,250                                                                              7,836 (13)   26,086
                      ========                                                                            =======      ========

-------
 (1) Represents the historical results of operations of USFI, Inc. and TelePassport L.L.C. for the period from January 1, 1997 through the Company's acquisition on October 20, 1997.
USFI/TelePassport adjustments:
 (2) To eliminate net revenue and cost of revenue for a portion of the customer base which was not purchased by Primus.
 (3) To record amortization expense associated with acquired customer list and the excess of purchase price over the fair value of net assets acquired.
 (4) The pro forma adjustment to the income tax provision is zero because a valuation reserve was applied in full to the tax benefit associated with the pro forma loss before income taxes.
Notes Offering:
 (5) To reflect estimated interest expense on the Notes, at an interest rate of 9.875%, and amortization on $5.0 million of deferred financing costs.
TresCom adjustments:
 (6) To reflect the reclassification of TresCom's bad debt costs from selling, general and administrative expense to a reduction of net revenue to conform to Primus's accounting policies.
 (7) To eliminate the effects of intercompany transactions between Primus and TresCom.
 (8) To reverse amortization expense associated with TresCom's previously acquired customer list and the excess of purchase price over the fair value of net assets acquired.
 (9) To record amortization expense associated with acquired customer list and the excess of purchase price over the fair value of net assets acquired.
(10) To reflect reduction in amortization of deferred financing costs resulting from the expected repayment of credit line in connection with the acquisition.
(11) To reflect reduction in interest expense related to the expected repayment of TresCom's credit line in connection with the acquisition.
(12) The pro forma adjustment to the income tax provision is zero because a valuation reserve was applied in full to the tax benefit associated with the pro forma loss before income taxes.
(13) To reflect the issuance of Primus Common Stock in exchange for the outstanding shares of TresCom.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

                UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                MARCH 31, 1998

                                (IN THOUSANDS)

                                                                            PRO FORMA
                                     PRO FORMA                             AS ADJUSTED,
                                    AS ADJUSTED              TRESCOM       TRESCOM AND
                           PRIMUS  NOTES OFFERING TRESCOM  ADJUSTMENTS    NOTES OFFERING
                          -------- -------------- -------- -----------    --------------
ASSETS
CURRENT ASSETS:
  Cash and Cash
   Equivalents..........  $ 97,381    $242,381    $    102  $(15,808)(1)     $226,675
  Restricted
   investments..........    23,795      23,795         --        --            23,795
  Accounts receivable,
   net..................    69,124      69,124      26,956       --            96,080
  Prepaid expenses and
   other current
   assets...............     7,048       7,048       2,492       --             9,540
                          --------    --------    --------  --------         --------
    Total current
     assets.............   197,348     342,348      29,550   (15,808)         356,090
RESTRICTED INVESTMENTS..    37,683      37,683         --        --            37,683
PROPERTY AND EQUIPMENT--
 Net....................    70,023      70,023      29,895       --            99,918
INTANGIBLES--Net........    36,436      36,436      41,606   100,808 (2)      178,850
DEFERRED INCOME TAXES...     2,667       2,667         --        --             2,667
OTHER ASSETS............    11,406      16,406         940       --            17,346
                          --------    --------    --------  --------         --------
TOTAL ASSETS............  $355,563    $505,563    $101,991  $ 85,000         $692,554
                          ========    ========    ========  ========         ========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts Payable......  $ 69,116    $ 69,116    $ 19,574  $    --          $ 88,690
  Accrued expenses,
   interest and other
   current liabilities..    18,797      18,797       6,495       --            25,292
  Deferred income
   taxes................     3,057       3,057         --        --             3,057
  Current portion of
   long-term
   obligations..........     1,652       1,652       1,299       --             2,951
                          --------    --------    --------  --------         --------
    Total current
     liabilities........    92,622      92,622      27,368       --           119,990
LONG-TERM OBLIGATIONS...   230,586     380,586      19,842   (15,808)(1)      384,620
OTHER LIABILITIES.......       527         527         --        --               527
                          --------    --------    --------  --------         --------
    Total liabilities...   323,735     473,735      47,210   (15,808)         505,137
                          --------    --------    --------  --------         --------
COMMITMENTS AND
 CONTINGENCIES
TOTAL STOCKHOLDERS'
 EQUITY.................    31,828      31,828      54,781   100,808 (3)      187,417
                          --------    --------    --------  --------         --------
TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY...  $355,563    $505,563    $101,991  $ 85,000         $692,554
                          ========    ========    ========  ========         ========

--------
(1) To reflect the expected repayment of TresCom's credit line.
(2) To reflect the elimination of TresCom's intangibles and to establish intangibles for customer list and excess of purchase price over the fair value of net assets acquired.
(3) To eliminate the equity of TresCom and to reflect the issuance of approximately 7.8 million shares of Common Stock based upon an exchange ratio of 0.6147 for each share of TresCom common stock.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the applicable consolidated financial statements and notes thereto contained elsewhere in this Prospectus.

OVERVIEW

  Primus is a facilities-based global telecommunications company that offers international and domestic long distance and other telecommunications services to business, residential and carrier customers in North America and selected markets within the Asia-Pacific region and Europe. Primus has recently expanded its geographic presence in Latin America through its acquisition of TresCom, which currently provides international long distance service primarily for calls originating in the United States. The Company seeks to capitalize on the increasing demand for high-quality international telecommunications services resulting from the globalization of the world's economies and the worldwide trend toward telecommunications deregulation. Primus provides these services over its global intelligent network and through resale arrangements and foreign carrier agreements. Currently the Company serves approximately 275,000 customers in its Service Regions. The United States, Australia and the United Kingdom are the most deregulated countries within the Company's Service Regions and will serve as regional hubs for Primus's intended expansion into additional markets as worldwide deregulation of telecommunications markets continues.

  The Company was founded in February 1994, and through the first half of 1995 was a development stage enterprise involved in various start-up activities, including raising capital, obtaining licenses, acquiring equipment, leasing space, developing markets and recruiting and training personnel. The Company began generating revenue during March 1995. On March 1, 1996 the Company acquired Axicorp, the fourth largest telecommunications provider in Australia. The acquisition of Axicorp has had a material effect on the Company's results of operations for the year ended December 31, 1996. The Company's Australian operations generated approximately $177.6 million, or 89%, of the Company's pro forma net revenue for the year ended December 31, 1996.

  The Company has invested substantial resources to transform Axicorp's strategy and operations to those of a facilities-based carrier focused on the provision of international and domestic long distance services. Prior to the acquisition, Axicorp was a switchless reseller of long distance, local and cellular service. Since the acquisition, the Company has installed and begun to carry traffic on a five-switch network in Australia, has leased fiber capacity connecting Australia with the United States and, in July 1997, became one of the initial five licensed carriers permitted to own and operate transmission facilities in Australia. In addition, the Company has focused on migrating existing traffic onto the Company's Network while increasing the number of higher-margin, higher-volume business customers with significant international long distance traffic. As part of its focus on business customers, the Company has increased Axicorp's direct sales force and reduced its reliance on marketing through trade and professional associations. The Company has experienced and expects to continue to experience lower gross margin as a percentage of net revenue for Axicorp's local switched and cellular services, as compared to long distance services. The Company expects to continue to upgrade Axicorp's facilities, increase its traffic capacity and introduce new products and services. In that regard, the Company expanded its service offerings in Australia with its acquisition in March 1998 of a controlling interest in Hotkey, an Australia-based Internet service provider, and its acquisition in April 1998 of all the outstanding stock of Eclipse, an Australia-based data communications service provider.

  On June 9, 1998, pursuant to the Merger Agreement, the Company acquired the operations of TresCom. After giving pro forma effect to the TresCom Merger and the TelePassport/USFI Acquisition, for the year ended December 31, 1997, the Company would have had net revenue of $448.9 million. After giving pro forma effect to the TresCom Merger, for the three months ended March 31, 1998, the Company would have had net revenue of $114.7 million. The TresCom Merger provides Primus with accelerated entry into the Latin American international long distance markets and expands the scope and coverage of the Network, thereby providing additional opportunities to migrate traffic onto the Network, resulting in better utilization of the Network and reduced variable costs. The Company believes that, in addition to providing transmission facilities, the TresCom Merger adds foreign carrier agreements, direct connections to foreign telecommunications carriers and experienced management, and enables the combined Company to realize synergies in sales, marketing and administration. See "Unaudited Pro Forma Financial Data."

  Net revenue is earned based on the number of minutes billable by the Company and is recorded upon completion of a call, adjusted for sales allowance. The Company generally prices its services at a savings compared to the major carriers operating in the Service Regions. The Company's net revenue is derived from carrying a mix of business, residential and wholesale carrier long distance traffic and, in Australia, also from the provision of local and cellular services. The Company expects to continue to generate net revenue from internal growth through sales and marketing efforts focused, on a retail basis, toward small- and medium-sized businesses with significant international long distance traffic and ethnic residential customers and, on a wholesale basis, to other telecommunications carriers and resellers with international traffic in the Company's service areas.

  Prices in the long distance industry in the United States and the United Kingdom have declined in recent years and, as competition continues to increase, the Company believes that prices are likely to continue to decrease. Additionally, the Company believes that because deregulatory influences only recently have begun to affect non-United States and non-United Kingdom telecommunications markets, the deregulatory trend in such markets is expected to result in greater competition which could adversely affect net revenue per minute and gross margin as a percentage of net revenue. The Company believes, however, that such decreases in prices will be at least partially offset by increased telecommunications usage and decreased costs.

  Cost of revenue is primarily comprised of costs incurred from other domestic and foreign telecommunications carriers to originate, transport and terminate calls. The majority of the Company's cost of revenue is variable, based upon the number of minutes of use, with transmission and termination costs being the Company's most significant expense. As the Company increases the portion of traffic transmitted over leased or owned facilities, cost of revenue increasingly will be comprised of fixed costs. In order to manage such costs, the Company pursues a flexible approach with respect to Network expansion. In most instances, the Company initially obtains transmission capacity on a variable-cost, per-minute leased basis, next acquires additional capacity on a fixed-cost basis when traffic volume makes such a commitment cost-effective, and ultimately purchases and operates its own facilities when traffic levels justify such investment. The Company also seeks to lower its cost of revenue through (i) optimizing the routing of calls over the least cost routing, (ii) increasing volumes on its fixed cost leased and owned lines, thereby spreading the allocation of fixed costs over a larger number of minutes, (iii) negotiating lower variable usage based costs with domestic and foreign service providers and negotiating additional and lower cost foreign carrier agreements with foreign PTTs and others, and (iv) continuing to expand the Network when traffic volumes justify such investment. See "Risk Factors--Managing Rapid Growth" and "Business--Network."

  Typical of the long distance telecommunications industry, the Company generally realizes a higher gross margin as a percentage of net revenue on its international as compared to its domestic long distance services and expects to realize a higher gross margin as a percentage of net revenue on its retail (business and residential) services compared to those realized on its wholesale services. In addition, the Company generally realizes a higher gross margin as a percentage of net revenue on its long distance services as compared to those realized on local switched and cellular services. Wholesale services, which generate a lower gross margin as a percentage of net revenue than retail services, are an important part of the Company's net revenue because the additional traffic volume of such wholesale customers improves the utilization of the Network and allows the Company to obtain greater volume discounts from its suppliers than it otherwise would realize. The Company's overall gross margin as a percentage of net revenue may fluctuate based on its relative volumes of international versus domestic long distance services, wholesale versus retail long distance services, and the proportion of traffic carried on the Company's Network versus resale of other carriers' services.

  Selling, general and administrative expenses are comprised primarily of salaries and benefits, commissions, occupancy costs, sales and marketing expenses, advertising and administrative costs. These expenses have been increasing consistent with the expansion of the Company's operations and the transformation of Axicorp's operations. The Company expects this trend to continue and believes that additional selling, general and administrative expenses will be necessary to support the expansion of sales and marketing efforts and operations in current markets as well as new markets in the Service Regions.

  Since its inception, the Company has made, and expects to continue to make, significant investments in the development of its operations in its Service Regions and the development and expansion of the Network. The TresCom Merger is expected to accelerate the timing, as well as the extent, of the expansion of the Network. The costs of developing its operations and expanding the Network, including the purchase and installation of switches, sales and marketing expenses and other organizational costs, are significant. In addition, increased capital investment activity in the future can be expected to affect the Company's operating results in the near term due to increased depreciation charges and interest expense in connection with borrowings to fund such expenditures, which costs will be incurred in advance of the realization of the expected improvements in operating results from such investments. Such costs and investment activity have resulted in negative cash flows and operating losses for the Company on an historical basis, which are expected to continue to increase in the near future as the Company uses the proceeds of the Offering to accelerate the expansion of its business and the build-out of the Network. See "Use of Proceeds" and "--Liquidity and Capital Resources."

  Although the Company's functional currency is the United States dollar, the majority of the Company's net revenue is derived from its sales and operations outside the United States. In the future, the Company expects to continue to derive the majority of its net revenue and incur a significant portion of its operating costs outside the United States and changes in exchange rates may have a significant effect on the Company's results of operations. The Company historically has not engaged in hedging transactions, and does not currently contemplate engaging in hedging transactions to mitigate foreign exchange risk. See "Risk Factors--Risk Associated with International Operations."

  Other Operating Data. The following information for the seven quarters ended March 31, 1998 is provided for informational purposes and should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto contained elsewhere herein.

                                                               THREE MONTHS ENDED
                               ----------------------------------------------------------------------------------
                               SEPTEMBER 30, DECEMBER 31, MARCH 31, JUNE 30, SEPTEMBER 30, DECEMBER 31, MARCH 31,
                                   1996          1996       1997      1997       1997          1997       1998
                               ------------- ------------ --------- -------- ------------- ------------ ---------
                                                                   (IN THOUSANDS)
MINUTES OF LONG DISTANCE USE:
International:
 North America.................    9,199        12,160     17,629    45,784      57,199       75,950      78,950
 Asia-Pacific..................    1,967         1,876      2,384     6,222      11,844       18,944      24,596
 Europe........................    1,713         3,192      4,253     5,131       9,852       17,403      22,944
                                  ------        ------     ------   -------     -------      -------     -------
 Total international...........   12,879        17,228     24,266    57,137      78,895      112,297     126,490
                                  ------        ------     ------   -------     -------      -------     -------
 Domestic:
 North America.................    3,972         5,533      6,346    18,498      17,131       17,653      20,138
 Asia-Pacific..................   56,932        58,336     59,481    61,304      61,544       61,496      61,151
 Europe........................    1,512         3,051      4,533     5,775       6,973        9,626      11,462
                                  ------        ------     ------   -------     -------      -------     -------
 Total domestic................   62,416        66,920     70,360    85,577      85,648       88,775      92,751
                                  ------        ------     ------   -------     -------      -------     -------
 Total minutes of long
  distance use.................   75,295        84,148     94,626   142,714     164,543      201,072     219,241
                                  ======        ======     ======   =======     =======      =======     =======

RESULTS OF OPERATIONS

 For the three months ended March 31, 1998 as compared to the three months ended March 31, 1997

  Net revenue increased $21.1 million or 36%, from $59.0 million for the three months ended March 31, 1997 to $80.1 million for the three months ended March 31, 1998. Of the increase, $18 million was associated with the North American operations, which represents a growth rate of approximately 218% (approximately 167% exclusive of net revenue associated with the Telepassport/USFI operations acquired in the fourth quarter of 1997), as a result of increased traffic volumes primarily in its wholesale carrier operations and, to a lesser extent, in its business and residential customer base. The European operations contributed $5.2 million to the period-over-period net revenue growth, which represents a growth rate of approximately 134%. The European net revenue increased from $3.9 million for the three months ended March 31, 1997 to $9.1 million for the three months ended March 31, 1998, resulting primarily from wholesale traffic being carried in 1998, and to a lesser extent, growth in retail customer traffic. The Company's Asia-Pacific net revenue decreased by $2.2 million or 5%, from $46.9 million for the three months ended March 31, 1997 to $44.7 million for the three months ended March 31, 1998. The decrease in the Asia-Pacific net revenue was primarily a result of a 14% drop in the Australian dollar's average exchange rate and, to a lesser extent, a change in traffic mix away from lower-margin local traffic in favor of higher-margin long distance traffic.

  Cost of revenue increased $13.7 million, from $55.0 million, or 93% of net revenue, for the three months ended March 31, 1997 to $68.7 million, or 86% of net revenue, for the three months ended March 31, 1998. The increase in the cost of revenue is attributable to the increase in traffic volumes. The decrease in the cost of revenue as a percentage of net revenue is reflective of the expansion of the Company's global network, the continuing migration of existing and newly generated customer traffic onto the Company's network, especially in Australia with the advent of equal access, and a change in the Australian traffic mix away from lower-margin local traffic.

  Gross margin increased $7.3 million, from $4.0 million, or 6.8% of net revenue, for the three months ended March 31, 1997 to $11.3 million, or 14.2% of net revenue, for the three months ended March 31, 1998. The approximately 740 basis point increase in the gross margin as a percentage of net revenue is due to the reduction in cost of revenue factors stated above.

  Selling, general and administrative expenses increased $6.6 million, from $8.8 million to $15.4 million for the three months ended March 31, 1997 and 1998, respectively. The increase is attributable to the hiring of additional sales and marketing staff and engineering personnel, the addition of expenses from acquired operations, and increased advertising and promotional expenses associated primarily with the Company's residential marketing campaigns in Australia.

  Depreciation and amortization expense increased from $0.8 million for the three months ended March 31, 1997 to $3.5 million for the three months ended March 31, 1998. The increase is associated with increased depreciation expense from capital expenditures for fiber, switching and other network equipment being placed into service and increased amortization expense associated with intangible assets acquired in the Company's acquisitions.

  Interest expense increased from $0.2 million for the three months ended March 31, 1997 to $7.2 million for the three months ended March 31, 1998. The increase is primarily attributable to the interest expense associated with the Company's 1997 Senior Notes and Warrants Offering.

  Interest income of $2.4 million for the three months ended March 31, 1998 is attributable to the investment of the Company's cash, cash equivalents and restricted investment balances.

 For the year ended December 31, 1997 as compared to the year ended December 31, 1996

  Net revenue increased $107.2 million or 62%, from $173.0 million for the year ended December 31, 1996 to $280.2 million for the year ended December 31, 1997 (the net revenue increase in 1997 was $80.9 million or 40.6% when compared to the Company's net revenue during 1996 after giving pro forma effect to the acquisition of Axicorp as of January 1, 1996). Of the increase, $57.8 million was associated with the Company's North American operations and reflects a growth rate of approximately 350% (approximately 300% exclusive of net revenue associated with the TelePassport/USFI Acquisition and operations acquired in Canada during 1997). The growth is a result of increased traffic volumes in wholesale carrier operations and, to a lesser extent, in ethnic residential and business customer traffic. The Asia-Pacific operations contributed $31.9 million to the year-over-year net revenue growth, resulting primarily from the residential customer marketing campaigns commenced in early 1997. The 1997 results also reflect a full year of the Australian operations as compared to ten months in 1996 as a result of the March 1, 1996 acquisition of these operations. The Asia-Pacific net revenue growth was negatively impacted by weakness in the Australian dollar during 1997 as compared to 1996. The remaining net revenue growth of $17.6 million, a year-over-year growth rate in excess of 300%, came from the European operations as a result of expansion into the wholesale carrier marketplace during the third quarter of 1997 and continued growth in the ethnic residential and business marketplaces.

  Cost of revenue increased $93.9 million, from $158.8 million, or 91.8% of net revenue, for the year ended December 31, 1996 to $252.7 million, or 90.2% of net revenue, for the year ended December 31, 1997. The increase in the cost of revenue is a direct reflection of the increase in traffic volumes. The decrease in the cost of revenue as a percentage of net revenue reflects the investments made by the Company in its Network and the associated migration of customer traffic onto the Network, particularly in Australia with the introduction of equal access in the second half of 1997.

  Gross margin increased $13.3 million, from $14.1 million, or 8.2% of net revenue, for the year ended December 31, 1996 to $27.5 million, or 9.8% of net revenue, for the year ended December 31, 1997.

  Selling, general and administrative expenses increased $30.5 million, from $20.1 million or 11.6% of net revenue for the year ended December 31, 1996 to $50.6 million or 18.1% of net revenue for the year ended December 31, 1997, as compared to the year ended December 31, 1996 (the increase in 1997 was $28.4 million when compared to the Company's selling, general and administrative expenses during 1996 after giving pro forma effect to the acquisition of Axicorp as of January 1, 1996). The increase is attributable to the hiring of additional sales and marketing staff, additional operations and engineering personnel to operate the Company's Network; the TelePassport/USFI Acquisition and operations acquired in Canada during 1997; a full year of the Company's Australian operations versus ten months in the prior year; and increased advertising and promotional expenses associated with the Company's residential marketing campaigns.

  Depreciation and amortization increased $4.5 million or 211.1%, from $2.2 million for the year ended December 31, 1996 to $6.7 million for the year ended December 31, 1997. The majority of the increase is associated with capital expenditures for international fiber, telephone switches and related transmission equipment being placed into service. Additionally, amortization expense increased as a result of the additional intangible assets associated with the Company's acquisitions during 1997.

  Interest expense increased $12.0 million, from $0.9 million for the year ended December 31, 1996 to $12.9 million for the year ended December 31, 1997. The increase is attributable to the interest expense associated with the Company's 1997 Senior Notes issued in August 1997.

  Interest income increased $5.4 million, from $0.8 million for the year ended December 31, 1996 to $6.2 million for the year ended December 31, 1997. The increase is due to investment of the proceeds from the Company's 1997 Senior Notes offering and its initial public equity offering.

  Other income (expense) for the year ended December 31, 1997 was $0.4 million compared to an expense of $0.3 million for the year ended December 31, 1996. Other income (expense) is the result of foreign currency transaction gains/losses on Australian dollar-denominated debt incurred by the Company for its acquisition of Axicorp, due to the fluctuations of the Australian dollar against the United States dollar during the year. This debt was paid in full during 1997.

  Income taxes were attributable to the operations of the Company's United Kingdom and Australian subsidiaries.

 For the year ended December 31, 1996 as compared to the year ended December 31, 1995

  Net revenue increased $171.8 million, from $1.2 million for the year ended December 31, 1995 to $173.0 million for the year ended December 31, 1996. Of the increase, $151.3 million was associated with the Company's Australian operations, which were acquired March 1, 1996, while the remaining $20.5 million of net revenue growth was associated primarily with the commencement and expansion of the Company's operations in the United States and the United Kingdom.

  Cost of revenue increased $157.4 million, from $1.4 million for the year ended December 31, 1995 to $158.8 million for the year ended December 31, 1996 as a direct result of the increase in traffic volume. Most of the Company's costs of revenue are variable, since the Company had a limited Network during this period and functioned primarily as a switchless reseller. The cost of revenue in the United States reflects the start-up nature of the network operations and traffic being carried on more expensive carriers until adequate capacity on lower cost carriers could be established.

  Selling, general and administrative expenses increased $18.1 million, from $2.0 million to $20.1 million for the year ended December 31, 1996 as compared to the year ended December 31, 1995. Approximately $11.4 million of the increase was attributable to the ten months of activity associated with the Australian operations, and the remaining $6.7 million related to the non-Australian operations was a result of increased staffing levels, increased sales and marketing activity and network operations costs. The non-Australian selling, general and administrative costs as a percentage of non-Australian net revenue for the year ended December 31, 1996 was 40%, which is reflective of the growth in the infrastructure necessary to support future non-Australian net revenues. The Australian selling, general and administrative expense as a percentage of Australian net revenue was 7.5% for the 10 months ended December 31, 1996.

  Depreciation and amortization increased from $0.2 million for the year ended December 31, 1995 to $2.2 million for the year ended December 31, 1996. The majority of the increase is a result of the acquisition of Axicorp and is comprised of amortization of goodwill and the customer list which totaled $1.3 million. The remaining depreciation is related primarily to Axicorp's assets and increased depreciation expense for the Company as a result of additional capital expenditures for switching and network related equipment.

  Other income (expense) for the year ended December 31, 1996 related to foreign currency transaction losses on the Australian dollar-denominated debt incurred by the Company payable to the sellers for its acquisition of Axicorp as a result of the appreciation of the Australian dollar against the U.S. dollar during the period.

  Income taxes were primarily attributable to the operations of Axicorp for the 10 months from the date of purchase, and represent the amount of expense for Australian taxes.

 Pro Forma Results of Operations for the Year Ended December 31, 1996 Compared to the Year Ended December 31, 1995

  As a result of the Company's acquisition of Axicorp on March 1, 1996 and the development stage nature of the Company in the first quarter of 1995, the Company believes that a discussion of the pro forma results of operations for the 12 months ended December 31, 1995 and 1996, which results give effect to the acquisition of Axicorp as if it had occurred on January 1, 1995, is helpful to an understanding of the Company's results of operations.

                                         YEAR ENDED DECEMBER 31,
                                ----------------------------------------------
                                        1995                    1996
                                ----------------------  ----------------------
                                     $          %            $          %
                                -----------  ---------  -----------  ---------
                                 (IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Net revenue:
  United States and United
   Kingdom..................... $     1,167       0.9%  $    21,719      10.9%
  Australia....................     124,461      99.1       177,621      89.1
                                -----------  --------   -----------  --------
    Total net revenue..........     125,628     100.0       199,340     100.0
Cost of revenue ...............     114,639      91.3       182,601      91.6
                                -----------  --------   -----------  --------
  Gross margin ................      10,989       8.7        16,739       8.4
Operating expenses:
  Selling, general and
   administrative..............      12,955      10.3        22,198      11.1
  Depreciation and
   amortization................       1,842       1.5         2,464       1.2
                                -----------  --------   -----------  --------
    Total operating expenses...      14,797      11.8        24,662      12.4
                                -----------  --------   -----------  --------
Loss from operations...........      (3,808)     (3.0)       (7,923)     (4.0)
Interest expense...............        (885)     (0.7)         (995)     (0.5)
Interest income................         132       0.1           909       0.5
Other income (expense).........         --        --           (345)      0.2
                                -----------  --------   -----------  --------
Loss before income taxes.......      (4,561)     (3.6)       (8,354)     (4.2)
Income taxes...................         124       0.1           477       0.2
                                -----------  --------   -----------  --------
Net loss....................... $    (4,685)     (3.7)% $    (8,831)     (4.4)%
                                ===========  ========   ===========  ========

  Net revenue increased $73.7 million or 59%, from $125.6 million for the year ended December 31, 1995 to $199.3 million for the year ended December 31, 1996. The Australian net revenue increased 43%, or $53.1 million, from $124.5 million to $177.6 million. The increase was attributable to an increase in minutes of traffic from small- to medium-sized business customers, as well as growth in the number of customers. Non-Australian net revenue was $21.7 million for the year ended December 31, 1996 as compared to net revenue of $1.2 million for the year ended December 31, 1995. The $20.5 million increase is the result of an increase of $15.4 million in the United States, primarily associated with increased wholesale traffic volume and, to a lesser extent, from consumer customers resulting from the ethnic marketing program and business customers resulting from the Company's build-up of its direct sales force, and an increase of $5.1 million in the United Kingdom associated with the commencement of operations in late 1995.

  Cost of revenue increased $68.0 million or 59%, from $114.6 million for the year ended December 31, 1995 to $182.6 million for the year ended December 31, 1996. The increase was the direct result of increased traffic volumes the Company carried for its customers. The Australian cost of revenue increased 43%, or $48.1 million, from $113.3 million for the year ended December 31, 1995 to $161.4 million for the year ended December 31, 1996. The Australian cost of revenue increase is primarily driven by an increased number of business customers and associated traffic volumes. The Australian cost of revenue as a percentage of Australian revenue was essentially flat and reflects the continued resale of carrier services and lack of network facilities. The non-Australian cost of revenue increased $19.8 million from $1.4 million for the year ended December 31, 1995 to $21.2 million for the year ended December 31, 1996, as a result of increased traffic volumes for business, consumer, and wholesale customers in the United States and the commencement of operations in the United Kingdom. Non-Australian cost of revenue as a percentage of non-Australian net revenue was 97.6% in the year ended December 31, 1996 versus 118.6% in the year ended December 31, 1995. The non-Australian cost of revenue as a percentage of non-Australian net revenue reflects the start up nature of network operations in the United States and the United Kingdom, the absence of network facilities, traffic being carried on more expensive carriers until adequate capacity on lower cost carriers could be established, and lack of return traffic on newly initiated foreign carrier agreements.

  Gross margin increased $5.7 million or 52%, from $11.0 million for the year ended December 31, 1995 to $16.7 million for the year ended December 31, 1996. The Australian gross margin as a percentage of Australian net revenue remained constant for the years ended December 31, 1995 and 1996. The non-Australian gross margin increased from a deficit of $(0.2) million for the year ended December 31, 1995 to a gross margin of $0.5 million for the year ended December 31, 1996.

  Selling, general and administrative expenses increased $9.2 million or 71%, from $13.0 million for the year ended December 31, 1995 to $22.2 million for the year ended December 31, 1996. The Australian operations increased selling, general and administrative expenses by $2.5 million as a result of increased salaries and benefits for additional sales and operations staff to support construction of a new five city switched network. The Australian selling, general and administrative expenses as a percentage of Australian net revenue decreased from 9% to 8% for the years ended December 31, 1995 and 1996, respectively. The non-Australian operations account for the remaining increase of $6.7 million which is due to increased staffing in sales and marketing, network operations, and customer service. The non-Australian selling, general and administrative expenses as a percentage of non-Australian net revenue decreased to 40% for the year ended December 31, 1996, from 173% for the year ended December 31, 1995, as a result of these costs being spread over an increasing revenue base.

  Depreciation and amortization increased $0.7 million or 34%, from $1.8 million for the year ended December 31, 1995 to $2.5 million for the year ended December 31, 1996. The increase reflects depreciation for capital expenditures for network equipment associated with the Company's network construction.

  Interest expense increased 12% as a result of additional capital leases to finance network switching equipment.

  Interest income increased from $0.1 million for the year ended December 31, 1995 to $0.9 million for the year ended December 31, 1996 as a result of the interest earned on the cash balance generated from the private placements in February 1996 and July 1996, and the initial public offering in November 1996.

  Other income (expense) is comprised of foreign currency transaction loss of $0.3 million for the year ended December 31, 1996 associated with the debt related to the acquisition of Axicorp, which is denominated in Australian dollars. Fluctuations in the currency exchange rates between the Australian and United States dollar will cause currency transaction gains or losses which are recognized in the current period results of operations.

  Income taxes are based on the income before taxes generated primarily by the operations in Australia.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's liquidity requirements arise from net cash used in operating activities; purchases of network equipment including switches, related transmission equipment, and international and domestic fiber cable capacity; interest and principal payments on outstanding indebtedness; and acquisitions of and strategic investments in businesses. The Company has financed its growth to date through the August 1997 offering of the 1997 Senior Notes, the November 1996 initial public offering of Common Stock, several private placements of Common Stock, and capital lease financing. The semi-annual interest payments due under the 1997 Senior Notes through August 1, 2000 have been pre-funded and will be paid from restricted investments.

  Net cash used in operating activities was $17.1 million for the three months ended March 31, 1998, and net cash provided by operating activities was $1.8 million for the three months ended March 31, 1997. Net cash used in operating activities was $14.8 million for the year ended December 31, 1997, $6.9 million for the year ended December 31, 1996, and $2.0 million for the year ended December 31, 1995. The increase in cash used in operating activities for the three month period ended March 31, 1998 is primarily comprised of $7.4 million for an increase in the net loss and a $6.3 million increase in accrued interest payable related to the 1997 Senior Notes. The increase in cash used in operating activities for the year ended December 31, 1997 was primarily the result of the increase in the negative operating cash flow for the period as compared to the same period in 1996.

The increased cash usage for the years ended December 31, 1996 and 1995 was the result of an increase in the net loss partially offset by increases in accounts payable and accrued expenses.

  Net cash used in investing activities was $0.9 million for the three months ended March 31 1998 and net cash provided by investing activities was $11.0 million for the three months ended March 31, 1997. Net cash used in investing activities was $104.2 million for the year ended December 31, 1997, $39.6 million for the year ended December 31, 1996 and $0.4 million for the year ended December 31, 1995. Net cash used in investing activities during the three months ended March 31, 1998 includes $11.4 million of capital expenditures primarily for the expansion of the Company's global network, and $1.6 million for business acquisitions and investments, partially offset by cash provided by the sale of restricted investments used to fund interest payments on the 1997 Senior Notes. Cash used in investing activities for the year ended December 31, 1997 was the result of capital expenditures made during the year of $39.5 million to expand the Network, the TelePassport/USFI Acquisition and the acquisition of the Company's Canadian operations net of cash acquired, and the purchase of $73.6 million of restricted investments with proceeds from the offering of the 1997 Senior Notes for escrowed interest payments, offset by the sale of $25.1 million of short term cash investments. The cash utilized during the year ended December 31, 1996 includes $12.7 million for capital expenditures to expand the Network and $1.7 million for the purchase of Axicorp, net of cash acquired.

  Net cash provided by financing activities was $0.1 million for the three months ended March 31, 1998 and net cash used by financing activities of $4.4 million during the three months ended March 31, 1997. Net cash provided by financing activities was $200.1 million for the year ended December 31, 1997, $79.5 million for the year ended December 31, 1996 and $4.5 million for the year ended December 31, 1995. Cash provided by financing activities in the three months ended March 31, 1998 resulted from the issuance of the Company's Common Stock through the exercise of employee options. Net cash provided by financing activities for the year ended December 31, 1997 resulted primarily from the proceeds of the offering of 1997 Senior Notes less deferred financing costs. In 1996, the Company completed private placements of Common Stock generating net proceeds of approximately $21.9 million, and in November 1996, the Company completed an initial public offering of its Common Stock and generated net proceeds of approximately $54.4 million.

  The Company anticipates aggregate capital expenditures of approximately $225 million during 1998 and 1999 (of which approximately $11.4 million was expended in the three months ended March 31, 1998). Such capital expenditures will be primarily for international and domestic switches and Pops, international and domestic fiber optic cable capacity and satellite earth station facilities for new and existing routes, and other transmission equipment and support systems. The Company is currently installing an additional international gateway switch in Frankfurt, Germany and, by the end of 1999, intends to add up to three switches in North America, two switches in Europe, one switch in the Asia-Pacific region, and three switches in Latin America.

  The Company believes that the net proceeds from the Offering, together with its existing cash and available capital lease financing (subject to limitations in the Indenture) will be sufficient to fund the Company's operating losses, debt service requirements, capital expenditures and other cash needs for its operations for at least the next 18 to 24 months. The Company is continually evaluating the expansion of the Network and plans to accelerate its investment in international and domestic fiber optic cable capacity and other transmission facilities. In addition, the Company expects to make additional investments in the TresCom network in order to expand services in Latin America. In order to fund these additional cash requirements, including the expansion of the combined Network, Primus anticipates that it will be required to raise a significant amount of cash in excess of its existing cash and cash equivalents. Consequently, the Company expects to raise additional capital from public or private equity or debt sources to meet its new financing needs, including for the continued buildout of the Network. Additionally, if the Company's plans or assumptions change (including those with respect to the development of the Network, the level of its operations and its operating cash flow), if its assumptions prove inaccurate, if it consummates additional investments or acquisitions or if it experiences unexpected costs or competitive pressures, or if existing cash and any other borrowings prove to be insufficient, the Company may be required to seek additional capital sooner than expected. See "Risk Factors--Need for Additional Financing."

  Since inception through March 31, 1998, the Company had negative cash flow from operating activities of $41.3 million and negative EBITDA of $35.9 million. In addition, the Company incurred net losses in 1995, 1996, 1997 and the three months ended March 31, 1998, of $2.4 million, $8.8 million, $36.2 million and $12.3 million, respectively, and had an accumulated deficit of approximately $60.3 million as of March 31, 1998. On a pro forma basis, after giving effect to the Offering, TelePassport/USFI Acquisition and the TresCom Merger, for the year ended December 31, 1997, the Company would have had a net loss of $76.5 million. On a pro forma basis, after giving effect to the Offering and the TresCom Merger, for the three months ended March 31, 1998, the Company would have had a net loss of $21.7 million. Although the Company has experienced net revenue growth in each of its last 13 quarters, such growth should not be considered to be indicative of future net revenue growth, if any. The Company expects to continue to incur additional operating losses, negative EBITDA and negative cash flow from operations as it expands its operations and continues to build-out and upgrade the Network. There can be no assurance that the Company's revenue will grow or be sustained in future periods or that it will be able to achieve or sustain profitability or positive cash flow from operations in any future period. If the Company cannot achieve and sustain operating profitability or positive cash flow from operations, it may not be able to meet its debt service or working capital requirements (including its obligations with respect to the Notes).

  From time to time the Company evaluates acquisitions of businesses which complement the business of the Company. Depending on the cash requirements of potential transactions, the Company may finance such transactions with bank borrowings, through other debt financing vehicles, or through the issuance of capital stock. The Company, however, presently has no understanding, commitment or agreement with respect to any acquisition. There can be no assurance that if the Company were to pursue such an opportunity, any such acquisition would occur or that the funds to finance any such acquisition would be available on reasonable terms, if at all.

  Year 2000 Compliance. In accordance with Securities and Exchange Commission Staff Legal Bulletin No. 5, dated October 8, 1997, the Company has begun a review and assessment of the anticipated costs, problems and uncertainties associated with Year 2000 issues. The Company is implementing a Year 2000 compliance plan whereby each operating unit is responsible for identifying systems requiring modification or conversion (both internal systems and those provided by or otherwise available from outside vendors) and periodically reporting its progress in meeting milestones toward compliance. The Company believes that Year 2000 issues will not materially affect its products, services, or competitive conditions and that its costs of addressing Year 2000 compliance will not materially impact future operating results or financial condition. See "Risk Factors--Dependence on Effective Information Systems; Year 2000 Problem."

TRESCOM

  Summary. TresCom is a facilities-based long distance telecommunications carrier focused on international long distance traffic originating in the United States. TresCom offers a broad array of competitively priced services, including long distance, calling cards, prepaid debit cards, domestic and international toll-free calling, frame relay and bilingual operator services. TresCom derives its revenues by providing international and domestic long distance services on a wholesale basis to other telecommunications carriers and resellers and on a retail basis to residential and commercial customers, ranging in size from small businesses to Fortune 500 companies. Service revenues are based on minutes of use and charged at a rate per minute which varies according to the termination point of the traffic and time of day. All revenues are billed in United States dollars.

  Since its formation, TresCom has expanded its revenues, customer base and network through internal growth and acquisitions. TresCom seeks to continue to expand its revenues from internal growth through four distinct sales channels:
(i) direct sales efforts; (ii) an agent sales network; (iii) ethnic focused telemarketing programs; and (iv) wholesale sales activities. TresCom believes that it has established the network, operations, customer service, infrastructure and systems necessary to support its expanding sales and customer base for the foreseeable future. A substantial portion of TresCom's revenues are derived from wholesale sales. Increased worldwide competition has continued to drive down wholesale prices.

  Cost of services includes those costs associated with the transmission and termination of services over TresCom's international network. Transmission and termination costs are TresCom's most significant expense, and TresCom seeks to lower these costs through: (i) increasing volume on its owned facilities, thereby spreading the allocation of fixed costs over a larger number of minutes; (ii) negotiating lower cost direct operating and transit agreements with PTTs and foreign telecommunications administrations ("TAs"); and (iii) optimizing the routing of calls over the least cost route on its international network. Consistent with its strategy of maximizing traffic carried on TresCom's own network, TresCom significantly expanded the network switch capacity in 1997.

  The majority of TresCom's cost of services is variable and consists of payments for leased capacity from other carriers and payments to PTTs and TAs with which TresCom has direct operating and transit agreements. Under its direct operating agreements, TresCom agrees to send United States originated traffic to the PTTs or TAs and the PTTs or TAs agree to send a proportionate amount of return traffic at agreed upon accounting rates. If there is an imbalance in the volume of traffic sent and received in return, the carrier that originates more traffic pays for the difference to compensate the other carrier. The difference is the settlement payment. Under TresCom's direct operating agreements, TresCom's net settlement revenues and payments are denominated in United States dollars.

  TresCom's profitability is driven by the difference between net revenues and the cost of leased capacity and settlement payments to PTTs and TAs. In order to minimize the costs of leased capacity and settlement payments, TresCom utilizes a Least Cost Routing System designed to transmit TresCom's traffic over the least cost route choice on the network. Based on FCC data for the period from 1989 through 1996, per minute settlement payments from United States carriers to PTTs and TAs have declined at a significantly faster rate than per minute billed revenues. Due to the WTO Agreement, TresCom expects this trend to continue.

 For the three months ended March 31, 1998 compared to the three months ended March 31, 1997

  Revenues. Revenues increased 5.5%, or $2.0 million, from $36.1 million in the first quarter of 1997, to $38.1 million in the first quarter of 1998. Minutes of use increased 11.5%, or 13.4 million minutes, from 116.8 million in the first quarter of 1997, to 130.2 million in the first quarter of 1998. International traffic accounted for approximately 79% of total revenue in the first quarter of 1997, and approximately 77% of total revenue in the first quarter of 1998. This, combined with continued international wholesale price pressures and changes within the mix of international terminations, caused the overall rate per minute to decline from approximately $0.31 in the first quarter of 1997, to $0.29 in the first quarter of 1998. Historically, international traffic has commanded a higher per minute rate than domestic traffic; however, this gap has been decreasing due to increased international competition and declining international termination costs.

  Costs of Services. Costs of services increased 11.5%, or $3.2 million, from $27.8 million in the first quarter of 1997, to $31.0 million in the first quarter of 1998. Costs of services increased instep with the increased volume of traffic carried. On a per minute basis, however, the variable portion of the cost per minute decreased from approximately $0.23 in the first quarter of 1997, to approximately $0.21 in the first quarter of 1998. This decline was offset by TresCom's investment in the expansion of its network, represented by higher fixed per minute costs of services.

  Gross Profit. Gross profit decreased 13.3%, or $1.1 million, from $8.3 million in the first quarter of 1997, to $7.2 million in the first quarter of 1998. As a percentage of revenues, gross profit decreased from approximately 23% in the first quarter of 1997 to approximately 19% in the first quarter of 1998.

  Selling, General and Administrative Expense. Selling, general and administrative expense increased 14.8%, or $1.2 million, from $8.1 million in the first quarter of 1997, to $9.3 million in the first quarter of 1998. This increase was due primarily to increased expenses, such as additional reserves for bad debt. Bad debt expense was $1.0 million and $1.8 million in the first quarter of 1997 and 1998, respectively.

  Depreciation and Amortization. Depreciation and amortization expense increased 26.7%, or $0.4 million, from $1.5 million in the first quarter of 1997, to $1.9 million in the first quarter of 1998. This increased expense

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is due to the depreciation of assets acquired to support continued expansion of TresCom's network and amortization related to acquired businesses and customer bases.

  Interest Expense, Net. Interest expense, net, increased to $0.4 million in the first quarter of 1998 due to interest associated with TresCom's capital leases and borrowings under the revolving credit agreement.

  Net Loss. Net loss increased 71.1%, or $3.2 million, from $1.3 million in the first quarter of 1997, to $4.5 million in the first quarter of 1998, due to the above factors.

 For the year ended December 31, 1997 compared to year ended December 31, 1996

  Revenues. Revenues increased 12.9%, or $18.0 million, from $139.6 million in 1996 to $157.6 million in 1997 due to an increase in the volume of traffic carried, offset, in part, by a decrease in average revenue per minute. Minutes of use increased 18.1%, or 82.4 million, from 455.5 million in 1996 to 537.9 million in 1997. Although international traffic accounted for approximately 80.0% of TresCom's revenue in both 1997 and 1996, the overall revenue per minute decreased to approximately $0.29 in 1997 from approximately $0.31 in 1996 as a result of continued international wholesale price pressures and a change in the mix of international terminations.

  Costs of Services. Costs of services increased 16.4%, or $17.5 million, from $106.9 million in 1996 to $124.4 million in 1997. The increased costs are a factor of increased minutes of use, the costs of which are variable in nature, partially offset by a fractional decrease in the overall cost per minute resulting from changes in the mix of international terminations and lower termination costs derived from certain direct operating agreements.

  Gross Profit. Gross profit increased 1.8%, or $0.6 million, from $32.7 million in 1996 to $33.3 million in 1997. As a percentage of revenues, gross profit decreased from 23.4% in 1996 to 21.1% in 1997 reflecting the impact of the international wholesale price pressures referred to above.

  Selling, General and Administrative Expense. Selling, general and administrative expense increased 18.2%, or $5.6 million, from $30.8 million in 1996 to $36.4 million in 1997. After giving effect to a one-time $1.5 million promotional credit for services rendered by a vendor in 1996, selling, general and administrative expense, as a percentage of revenues, was approximately 23.1% for both 1997 and 1996. On an absolute basis, the increase was primarily due to variable costs associated with growth in the retail business, such as advertising, commissions and billing costs.

  Depreciation and Amortization. Depreciation and amortization expense increased 34.7%, or $1.7 million, from $4.9 million in 1996 to $6.6 million in 1997. The increased expense is due to depreciation of assets acquired to support continued expansion of TresCom's network and amortization related to acquired businesses and customer bases.

  Interest and other expenses, net. Interest and other expenses, net, increased 83.3%, or $0.5 million, from $0.6 million in 1996 to $1.1 million in 1997. The increase is primarily due to additional borrowings under TresCom's revolving credit agreement.

  Extraordinary Item. Extraordinary expense decreased 100%, or $2.0 million, from 1996 to 1997. The extraordinary expense in 1996 of $2.0 million was a result of the early extinguishment of $35.8 million of indebtedness in February of such year. Approximately $1.5 million was attributable to debt and warrants payable to a major shareholder of TresCom and approximately $0.5 million was related to the write-off of deferred financing costs associated with TresCom's bank facility.

  Net Loss. Net loss increased 94.6%, or $5.3 million, from $5.6 million in 1996 to $10.9 million in 1997 due to the above factors.


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

 For the year ended December 31, 1996 compared to year ended December 31, 1995

  Revenues. Revenues increased 36.1%, or $37.0 million, from $102.6 million in 1995 to $139.6 million in 1996 due to a 37.9% increase in minutes of use from
330.3 million in 1995 to 455.5 million in 1996, offset in part by a fractional decrease in average revenue per minute resulting from pricing pressures and a change in the mix of international terminations. In 1996, approximately 80.0% of TresCom's revenue was derived from international traffic compared with approximately 75.0% in 1995. Historically, international traffic has commanded a higher per minute rate than domestic traffic, however this gap is decreasing due to increased international competition.

  Costs of Services. Costs of services increased 43.1%, or $32.2 million, from $74.7 million in 1995 to $106.9 million in 1996. This increase resulted from a greater percentage of international traffic in 1996 (approximately 80.0%) compared to 1995 (approximately 75.0%) as discussed above. The cost per minute also increased in absolute terms due to higher cost countries within the international mix.

  Gross Profit. Gross profit increased 16.8%, or $4.7 million, from $28.0 million in 1995 to $32.7 million in 1996. As a percentage of revenues, gross profit decreased from 27.3% in 1995 to 23.4% in 1996. The primary factors contributing to the increase in gross profit are TresCom's mix of business and continued international competitive pressures as described above.

  Selling, General and Administrative Expense. Selling, general and administrative expense decreased 4.9%, or $1.6 million, from $32.4 million in 1995 to $30.8 million in 1996. The 1995 selling, general and administrative expense reflects a $4.1 million charge for a settlement with a major customer, and a $1.7 million charge for expenses relating to Hurricane Marilyn (which hit St. Thomas, a significant base of operations for TresCom, in September
1995). The 1996 expense reflects a $1.5 million promotional credit for services rendered by a vendor and $0.6 million associated with a one-time cash compensation charge relating to changes in executive management during the year. After giving effect to these items, selling, general and administrative expense, as a percentage of revenues, decreased from 26.0% in 1995 to 22.7% in 1996.

  Depreciation and Amortization. Depreciation and amortization expense increased 22.5%, or $0.9 million, from $4.0 million in 1995 to $4.9 million in 1996. The increased expense is due to depreciation of assets acquired during 1996 to support continued expansion of TresCom's network and corporate infrastructure.

  Interest and other expenses, net. Interest and other expense, net, decreased 81.3%, or $2.6 million, from $3.2 million in 1995 to $0.6 million in 1996. The decrease is primarily due to the repayment of borrowings under a bank facility between TresCom Network Services, Inc., a wholly-owned subsidiary of TresCom, and a commercial bank and due to the repayment of borrowings from a major shareholder, each in February 1996.

  Extraordinary Item. The extraordinary expense in 1996 of $2.0 million was a result of the early extinguishment of $35.8 million of indebtedness in February. Approximately $1.5 million was attributable to debt and warrants payable to a major shareholder of TresCom and approximately $0.5 million was related to the write-off of deferred financing costs associated with the Bank Facility.

  Net Loss. Net loss decreased 51.7%, or $6.0 million, from $11.6 million in 1995 to $5.6 million in 1996 due to the above factors.

 Year 2000

  TresCom has determined that it will need to modify or replace significant portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and beyond. The majority of the software which needs to be replaced by TresCom is under license from third-party software manufacturers who have indicated that they will provide the necessary upgrades. TresCom also has initiated discussions with its significant suppliers, large customers and financial institutions to ensure that those parties have appropriate plans to remediate Year 2000 issues where their systems interface with TresCom's systems or otherwise impact its

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operations. TresCom is assessing the extent to which its operations are vulnerable should the organizations fail to remediate properly their computer systems.

  TresCom's comprehensive Year 2000 initiative is being managed by a team of internal staff and outside consultants. The team's activities are designed to ensure that there is no adverse effect on TresCom's core business operations and that transactions with suppliers, customers and financial institutions are fully supported. TresCom is well under way with these efforts, which are scheduled to be completed in early 1999. While TresCom believes its planning efforts are adequate to address its Year 2000 concerns, there can be no assurance that the systems of other companies on which TresCom's systems and operations rely will be converted on a timely basis and that such conversion will not have a material effect on TresCom. The cost of the Year 2000 initiatives is not expected to be material to TresCom's results of operations or financial position.

 Liquidity and Capital Resources

  A separate liquidity and capital resources section has not been presented for TresCom on a stand-alone basis as it would not be meaningful to an understanding of the operations of Primus subsequent to consummation of the recently completed TresCom Merger. See"--Liquidity and Capital Resources."

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

                                   BUSINESS

GENERAL

 Primus

  Primus is a facilities-based global telecommunications company that offers international and domestic long distance and other telecommunications services to business, residential and carrier customers in North America, and selected markets within the Asia-Pacific region and Europe. Primus has expanded its geographic presence in Latin America through its recent acquisition of TresCom, which provides international long distance service primarily for calls originating in the United States. The Company seeks to capitalize on the increasing demand for high-quality international telecommunications services resulting from the globalization of the world's economies and the worldwide trend toward telecommunications deregulation. Primus provides these services over its Network, which includes (i) eleven international gateway switches in the United States, Australia, Canada, Germany, Puerto Rico and the United Kingdom, (ii) four domestic switches in Australia, (iii) a switching platform in Japan and (iv) both owned and leased transmission capacity on undersea and land-based fiber optic cable systems. The Network, along with resale arrangements and foreign carrier agreements, allows the Company to offer quality service to approximately 275,000 customers.

  Primus is a full-service carrier and has licenses and operations in the United States, Australia, the United Kingdom, Japan, Germany and Canada, enabling it to complete calls to more than 230 countries. The United States, Australia and the United Kingdom are the most deregulated countries within the Company's Service Regions and will serve as regional hubs for Primus's intended expansion into additional markets as worldwide deregulation of telecommunications markets continues. During the years ended December 31, 1996 and 1997, Primus had net revenue of $173.0 million and $280.2 million, respectively. After giving pro forma effect to the TresCom Merger and the TelePassport/USFI Acquisition, for the year ended December 31, 1997, the Company would have had net revenue of $448.9 million.

  The Company primarily targets, on a retail basis, small- and medium-sized businesses and ethnic residential customers with significant international long distance traffic and, on a wholesale basis, other telecommunications carriers and resellers with substantial international traffic. The Company provides a broad array of competitively priced telecommunications services, including international and domestic long distance services and private networks, reorigination services, prepaid and calling cards and toll-free services, as well as local, data, Internet and cellular services in Australia. The Company markets its services through a variety of channels, including through its direct sales force and independent agents, and through direct marketing.

  The Company has constructed and is expanding the Network to reduce and control costs, improve service reliability and increase flexibility to introduce new products and services. Management believes that, as the volume of telecommunications traffic carried on the Network increases, the Company should continue to improve its profitability as it more fully utilizes its Network capacity and realizes economies of scale. As customer demand justifies the capital investment, Primus will seek to expand the Network through additional investment in undersea and domestic fiber optic cable systems, international gateway and domestic switching facilities, and international satellite earth stations. Major components of the Network include the following:

  Switches. Since December 31, 1996, when the Company operated one international gateway switch in Washington, D.C., the Network has grown to consist of 15 switches, including eleven international gateway switches (New York, Los Angeles, Washington, D.C., Toronto, Vancouver, London, Frankfurt and Sydney, and as a result of the recently completed TresCom Merger, Fort Lauderdale, New York City and Guaynabo, Puerto Rico) and four domestic switches (Adelaide, Brisbane, Melbourne and Perth), and a switching platform in Japan. The Company also has 15 Pops in additional markets within its Service Regions. The Company's international gateway switches will serve as the base for its global expansion of the Network into new countries when customer demand justifies such investment and as regulatory rules permit the Company to compete in new markets. The Company intends to add, by the end of 1999, up to three switches in North America, two switches in Europe, one switch in the Asia-Pacific region, and three switches in Latin America.

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

  Transmission Capacity. The Company owns and leases transmission capacity which connects its switches to each other and to the networks of other international and domestic telecommunications carriers. The Company's ownership interests consist of MAOUs and IRUs in 12 undersea fiber optic cable systems, including the CANTAT-3, TAT-12/TAT-13, TPC-5 and Gemini systems. As a result of the recently completed TresCom Merger, the Company has acquired additional MAOUs and IRUs in 11 cable systems, including the Americas 1, Columbus 2, PTAT-1 and Taino Caribe systems. The Company expects to continue to acquire additional capacity on both existing and future international and domestic fiber optic cable systems as anticipated customer demand justifies such investments.

  Foreign Carrier Agreements. In selected countries where competition with the traditional incumbent PTTs is limited or is not currently permitted, the Company has entered into foreign carrier agreements with PTTs or other service providers which permit the Company to carry traffic into and receive return traffic from these countries. The Company has existing foreign carrier agreements with PTTs in Cyprus, Greece, Honduras, India, Iran, Italy and New Zealand, and additional carrier agreements with foreign service providers in five other countries. As a result of the recently completed TresCom Merger, the Company has acquired 27 additional foreign carrier agreements, providing access to various countries in Latin America.

 TresCom Merger

  On June 9, 1998, pursuant to the Merger Agreement, the Company acquired all of the outstanding shares of TresCom. The TresCom Merger provides Primus with accelerated entry into the Latin American international long distance markets and expands the scope and coverage of the Network, thereby providing additional opportunities to migrate traffic onto the Network, obtaining better utilization of the Network and variable costs. The Company believes that, in addition to providing transmission facilities, the TresCom Merger adds foreign carrier agreements, direct connections to foreign telecommunications carriers and experienced management, enabling the combined Company to realize synergies in sales, marketing and administration.

 TresCom

  TresCom is a facilities-based long-distance telecommunications carrier focused on international long distance traffic originating in the United States and terminating in Latin America. TresCom offers a broad array of services, including long distance, calling cards, prepaid debit cards, domestic and international toll-free calling and frame relay. TresCom provides its customers with international long distance service and is able to complete calls to approximately 230 countries and territories through an international network consisting of: (i) owned facilities, concentrated in a Caribbean hub linking the United States, the Caribbean, South America and Central America;
(ii) direct operating and transit agreements with various PTTs and TAs; and
(iii) owned and leased transmission capacity. TresCom also provides local service in Puerto Rico and the United States Virgin Islands ("U.S.V.I.").

  A substantial portion of TresCom's business is providing services on a wholesale basis to other telecommunications carriers and resellers. TresCom also markets on a retail basis to residential and commercial customers, ranging in size from small businesses to Fortune 500 companies. To take advantage of the benefits associated with its network, TresCom targets its United States mainland sales and marketing efforts towards customers with significant international long distance traffic to Latin America. These customers include businesses with sales or operations in Latin America, as well as the growing Hispanic population in the United States. During 1997, TresCom further increased its sales and marketing efforts directed towards residential and commercial customers, while maintaining its carrier and reseller customer base. In emerging markets in Latin America, TresCom has teamed up with local agents and has begun generating international traffic originating from those markets.

  TresCom transmits customer calls through an international network consisting of ownership interests in undersea digital fiber optic transmission cables and leased capacity from other carriers linking the United States, Europe and Latin America. TresCom's owned network also includes wholly-owned microwave relay and satellite

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

earth station equipment linking the mainland United States, Puerto Rico and the U.S.V.I. TresCom's international network is further composed of leased capacity from other carriers and direct operating and transit agreements with PTTs and TAs. TresCom uses leased capacity to provide long-distance services in areas where it does not own transmission facilities and to provide redundancy where it does own such facilities. TresCom's contracts with PTTs and TAs typically have terms ranging from one to five years, with clauses providing for negotiated renewals.

  TresCom employs a direct sales force, numbering approximately 80 individuals as of June 15, 1998, and independent sales and telemarketing agents to market its services. TresCom maintains sales offices in Florida, New York, Puerto Rico and St. Thomas, U.S.V.I. As part of TresCom's marketing activities to residential customers, TresCom has entered into joint marketing and promotional arrangements with other companies, including Coca-Cola, Shell Oil Company, Seagrams and Walgreens Drug Stores. Additionally, TresCom utilizes direct mail, participates in a variety of promotional activities which target specified customers, and sponsors various civic and charity activities.

INDUSTRY OVERVIEW

  General. The international long distance industry, which involves the transmission of voice and data from one country to another, is undergoing a period of fundamental change that has resulted, and is expected to continue to result, in significant growth in usage of international telecommunications services. According to TeleGeography, in 1996, the international long distance industry accounted for $61 billion in revenues and 70 billion minutes of use, up from $22 billion in revenues and 17 billion minutes of use in 1986. According to TeleGeography, it is estimated that by the year 2000 this market will have expanded to $86 billion in revenues and 122 billion minutes of use, representing compound annual growth rates from 1996 of 9.0% and 15.0%, respectively.

  The Company believes the growth in international long distance services is being driven by (i) globalization of the world's economies and the worldwide trend toward telecommunications deregulation, (ii) declining prices and a wider choice of products and services driven by greater competition resulting from privatization and deregulation, (iii) increased telephone accessibility resulting from technological advances and greater investment in telecommunications infrastructure, including deployment of wireless networks, and (iv) increased international business and leisure travel. The Company believes that growth of traffic originated in markets outside the United States will be higher than growth in traffic originated within the United States due to recent deregulation in many foreign markets and increasing access to telecommunications facilities in emerging markets.

  The competition spurred by privatization and deregulation, which in turn has prompted carriers to offer a wider choice of products and services, has resulted in lower prices. In recent years, prices for long distance services have decreased substantially and are expected to continue to decrease in most of the markets in which Primus currently competes. Several long distance carriers in the United States have introduced pricing strategies that provide fixed, low rates for both domestic and international calls originating in the United States. The Company believes that the lower-price environment and resulting revenue losses from increased competition have been more than offset by cost decreases, as well as an increase in telecommunications usage. For example, based on the most current FCC data which management believes is publicly available, for the period 1989 through 1996, per minute settlement payments by United States-based carriers to foreign PTTs fell 38.6%, from $0.70 per minute to $0.43 per minute while, over this same period, per minute international billed revenue fell only 27.5%, from $1.02 in 1989 to $0.74 in 1996. The Company believes that as settlement rates and costs for leased capacity continue to decline, international long distance will continue to provide high revenue and gross profit per minute. See "Risk Factors--Intense Domestic and International Competition."

  Facilities-based Carriers. International long distance carriers generally can be categorized according to ownership and use of transmission facilities and switches. Although no carrier utilizes exclusively owned facilities for the transmission of all of its long distance traffic, carriers vary from being primarily facilities-based

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(i.e., they own and operate their own land based or undersea cable and switches) to those that are purely resellers of another carrier's transmission network.

  Regulatory and Competitive Environment. Prior to deregulation, the long distance carriers in any particular country generally were government-owned monopoly carriers, such as British Telecom in the United Kingdom, Telstra in Australia, NTT in Japan, Teleglobe in Canada and Telmex in Mexico. Deregulation of a particular telecommunications market typically has begun with the introduction of a second long distance carrier, followed by the governmental authorization of multiple carriers. In the United States, one of the first highly deregulated markets, deregulation began in the 1960's with MCI's authorization to provide long distance service and was followed in 1984 by AT&T's divestiture of the RBOCs and, most recently, by the passage of the 1996 Telecommunications Act. Deregulation has occurred elsewhere, such as in the United Kingdom and Australia, and is being implemented in other countries, including most European Union countries, Japan and several Latin American countries, including Chile, Brazil and Argentina.

  On February 15, 1997, the United States and 68 other countries, including Australia, the United Kingdom, Canada, Germany and Japan, signed the WTO Agreement and agreed to open their telecommunications markets to competition and foreign ownership starting January 1, 1998. These 69 countries generate a substantial majority of worldwide telecommunications traffic. The Company believes that the WTO Agreement will provide it with significant opportunities to compete in markets where it did not previously have access, and allow it to provide end-to-end, facilities-based services to and from these countries.

  In addition, the FCC recently released an order that significantly changes United States regulation of international services in order to implement the United States' "open market" commitments under the WTO Agreement. Among other measures, the FCC's order (i) eliminated the FCC's Effective Competitive Opportunities ("ECO") test for applicants affiliated with carriers in WTO member countries, while imposing new conditions on participation by dominant foreign carriers, (ii) allowed nondominant United States carriers to enter into exclusive arrangements with nondominant foreign carriers and scaled back the prohibition on exclusive arrangements with dominant carriers and (iii) adopted rules that will facilitate approval of flexible alternative settlement payment arrangements. The Company believes that the recent FCC order will have the following effects on United States carriers: (i) reduce impediments to investment in United States carriers by foreign entities, (ii) increase opportunities to enter into innovative traffic arrangements with foreign carriers located in WTO member countries, (iii) add new opportunities to engage in ISR to additional foreign countries and (iv) modify settlement rates offered by foreign affiliates of United States carriers to United States carriers to comply with the FCC's settlement rate benchmarks.

  International Traffic Dynamics. A long distance telephone call consists of three parts: origination, transport and termination. Generally, a domestic long distance call originates on a local exchange network and is transported to the network of a long distance carrier, which in many countries is the same as the local carrier. The call is then carried along the long distance network to another local exchange network where the call is terminated. An international long distance call is similar to a domestic long distance call, but typically involves at least two long distance carriers with the first carrier transporting the call from the country of origination, and the second carrier terminating the call in the country of termination. These long distance telephone calls are classified as one of three types of traffic: outbound, inbound and international transit. Outbound traffic is calls going from a country of origination, and inbound traffic is calls going into a country of destination. For example, a call made from the United States to the United Kingdom is referred to as outbound traffic for the United States carrier and inbound traffic for the United Kingdom carrier. The third type of traffic, international transit traffic, originates and terminates outside a particular country, but is transported through that country on a carrier's network. Since most major international fiber optic cable systems are connected to the United States, and international long distance prices are substantially lower in the United States than in other countries, a large volume of international transit traffic is routed through the United States.

  International calls are transported by land based or undersea cable or via satellites. A carrier can obtain voice circuits on cable systems either through ownership or leases. Ownership in cables is acquired either through IRUs

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

or MAOUs. The fundamental difference between an IRU holder and an owner of MAOUs is that the IRU holder is not entitled to participate in management decisions relating to the cable system. Between two countries, a carrier from each country owns a "half-circuit" of a cable, essentially dividing the ownership of the cable into two equal components. Additionally, any carrier may generally lease circuits on a cable from another carrier. Unless a carrier owns a satellite, satellite circuits also must be leased from one of several existing satellite systems.

  Accounting Rate Mechanism. Under the accounting rate mechanism ("ARM"), which is the traditional model for handling long distance traffic between international carriers, traffic is exchanged under bilateral carrier agreements, or operating agreements, between carriers in two countries. Foreign carrier agreements generally are three to five years in length and provide for the termination of traffic in, and return traffic to, the carriers' respective countries at a negotiated accounting rate, known as the Total Accounting Rate ("TAR"). In addition, foreign carrier agreements provide for network coordination and accounting and settlement procedures between the carriers. Both carriers are responsible for costs and expenses related to operating their respective halves of the end-to-end international connection.

  Settlement costs, which typically equal one-half of the TAR, are the fees owed to another international carrier for transporting traffic on its facilities. Settlement costs are reciprocal between each party to a foreign carrier agreement at a negotiated rate (which must be the same for all United States-based carriers, unless the FCC approves an exception). For example, if a foreign carrier charges a United States carrier $0.30 per minute to terminate a call in the foreign country, the United States carrier would charge the foreign carrier the same $0.30 per minute to terminate a call in the United States Additionally, the TAR is the same for all carriers transporting traffic into a particular country, but varies from country to country. The term "settlement costs" arises because carriers essentially pay each other on a net basis determined by the difference between inbound and outbound traffic between them.

  Foreign carrier agreements typically provide that a carrier will return terminating traffic ("return traffic") in proportion to the traffic it receives. Return traffic generally is more profitable than outgoing traffic because the settlement rate per minute is substantially greater than the incremental cost of terminating a call in the country due to the lack of marketing expense and billing costs, as well as the lower cost structure associated with terminating calls within country. Generally, there is a six-month lag between outbound traffic and the allocation of the corresponding return traffic and, in certain instances, a minimum volume commitment must be achieved before qualifying for receipt of return traffic.

  Alternative Calling Procedures. As the international long distance market is being deregulated, long distance companies have devised alternative calling procedures ("ACPs") in order to complete calls more economically than under the ARM. Some of the more significant ACPs include (i) transit, (ii) refiling or "hubbing," (iii) ISR and (iv) reorigination. The most common method is transit which allows traffic between two countries to be carried through a third country on another carrier's network. This procedure, which requires agreement among the particular long distance companies and the countries involved, generally is used either for overflow traffic during peak periods or where the direct circuit may not be available or justified based on traffic volume. Refiling or "hubbing" of traffic, which takes advantage of disparities in settlement rates between different countries, allows traffic to a particular country to be treated as if it originated in another country that enjoys lower settlement rates with the destination country, thereby resulting in lower overall costs on an end-to-end basis. United States-based carriers generally are beneficiaries of refiling on behalf of other carriers because of low international rates. The difference between transit and refiling is that, with respect to transit, the carrier in the destination country has a direct relationship with the originating carrier, while with refiling, the carrier in the destination country is likely not to even know the identity of the originating carrier. The choice between transit and refiling is determined primarily by cost. With ISR, a carrier may completely bypass the settlement system by connecting an international leased or owned line directly to the public-switched telephone network of a foreign country or directly to a customer premise through an international gateway switch deployed in the foreign country. ISR currently is allowed by applicable regulatory authorities between a limited number of international

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

routes, including Canada-United Kingdom, United States-United Kingdom, United States-Sweden and United Kingdom-Australia and is currently experiencing increasing usage. Reorigination avoids the high international rates in a particular country of origin by providing dial tone in a second country with a lower rate, typically the United States.

  Industry Strategies. Strategies to provide international long distance services are driven by the emergence of ACPs and the increased demand for seamless services on a global basis. First-tier service providers, which largely utilize their own network facilities, primarily utilize foreign carrier agreements in order to provide international service. Second-tier carrier and new entrants which, to a greater extent must rely on the network facilities of other carriers, primarily are utilizing ACPs and are developing networks to compete with the first-tier carriers and gain market share. Other entrants, including the Company, are establishing their own operations in multiple countries and, to the extent required to serve other selected markets, alliances or other arrangements with other carriers. In response, first-tier carriers have formed alliances to provide seamless services and one-stop shopping on a global basis.

STRATEGY

  Primus's objective is to become a leading global provider of international and domestic long distance voice, data and other services in its Service Regions. Key elements of Primus's strategy to achieve this objective include:

  . Focus on Customers with Significant International Long Distance
    Usage. The Company's primary focus is providing telecommunications services, on a retail basis, to small- and medium-sized businesses with significant international long distance traffic, to ethnic residential customers and, on a wholesale basis, to other telecommunications carriers and resellers with international traffic. The Company believes that the international long distance market offers an attractive business opportunity given its size and, as compared to the domestic long distance market, its higher revenue per minute, gross margin and expected growth rate.

  . Pursue Early Entry into Selected Deregulating Markets. The Company seeks to be an early entrant into selected deregulating telecommunications markets where it believes there is significant demand for international long distance services as well as substantial growth and profit potential. The Company believes that early entrance into deregulating markets provides it with competitive advantages as it develops sales channels, establishes a customer base, hires personnel experienced in the telecommunications industry and achieves name recognition, prior to the entry into these markets by a large number of competitors. The Company focuses its expansion efforts on major metropolitan areas with high concentrations of potential customers with international traffic.

  . Expand Global Intelligent Network. Primus expects that continued strategic development of its Network will lead to reduced transmission and other operating costs as a percentage of net revenue, reduced reliance on other carriers and more efficient network utilization. The Company owns and operates its own switching facilities, and purchases fiber optic cable capacity on an end-to-end basis when current and expected traffic levels justify such investment.

  . Deliver Quality Services at Competitive Prices. Management believes that the Company delivers high quality services at competitive prices and provides a high level of customer service. The Company intends to maintain a low cost structure in order to offer its customers international and domestic long distance services priced below those of major carriers in the Service Regions. In addition, the Company intends to maintain strong customer relationships through the use of trained and experienced sales and service representatives, and through the provision of customized billing services.

  . Expand Service Offerings as Markets Deregulate. The Company typically enters markets which are in the initial stages of deregulation by first providing international long-distance services and, as the market deregulates further, expanding its portfolio of service offerings within the particular market. Management believes that international long distance generally offers attractive margins in markets in the early stage of deregulation and provides a platform for capturing customers for additional services. Subsequent additions to service offerings may include, among other services, domestic long distance, data and Internet access.

  . Growth through Selected Acquisitions and Strategic Investments. As part of its business strategy, the Company frequently evaluates potential acquisitions, joint ventures and strategic investments. The Company views acquisitions, joint ventures and strategic investments as a means to enter additional markets and expand its operations within existing markets, thereby facilitating an acceleration of its business plan. Potential candidates include voice and data service providers with an established customer base, complementary operations, telecommunications licenses, experienced management or network facilities in countries into which the Company seeks to enter.

DESCRIPTION OF OPERATING MARKETS

  The following is a summary of the market size, competitive dynamics and regulatory environments of the domestic and international long distance industries in the principal jurisdictions in which the Company provides its services and a description of the Company's operations in each of its four Service Regions:

  North America. The United States long distance market is highly deregulated and is the largest in the world. According to the FCC, in 1996 long distance telephone revenue in the United States was approximately $99.7 billion, including approximately $17.1 billion from international services (representing 17.2% of the total market). AT&T is the largest long distance carrier in the United States market, with market share of approximately 50.2% of international outgoing minutes in 1996. MCI and Sprint had market shares of 28.4% and 13.2%, respectively in 1996. AT&T, MCI and Sprint constitute what generally is regarded as the first-tier in the United States long distance market. Other large long distance companies with more limited ownership of transmission capacity, such as WorldCom, Frontier and LCI, constitute the second-tier of the industry. The remainder of the United States long distance market is comprised of several hundred smaller companies, largely resellers, which are known as third-tier carriers.

  In the United States, Primus provides long distance services to small- and medium-sized businesses, residential customers, and other telecommunication carriers. The Company operates international gateway telephone switches in the New York City area, Washington D.C. and Los Angeles which are connected with European countries and countries in the Asia-Pacific region through owned and leased international fiber cable systems. The Company maintains a direct sales organization in each of these cities to sell to business customers, and has a telemarketing center for small business sales in Tampa. To reach residential customers, the Company advertises nationally in ethnic newspapers and other publications, offering discounted rates for international calls to targeted countries. The Company utilizes independent agents to reach and enhance sales to both business and residential customers and has established a direct sales force for marketing wholesale international services to other long distance carriers. The Company maintains a national customer service center staffed with multi-lingual representatives and operates a global Network Management Center that monitors the Network from its McLean, Virginia location.

  As a result of the recently completed TresCom Merger, the Company has acquired all of the operations and facilities of TresCom. In the United States, TresCom markets wholesale telecommunications services to other long distance carriers who utilize the TresCom network to transmit international calls to Latin America. TresCom's customers also include businesses with sales or operations in Latin America, as well as the growing Hispanic population in the United States. TresCom employs a direct sales force, numbering approximately 80 individuals as of June 15, 1998, and independent sales and telemarketing agents to market its services. TresCom maintains sales offices in Florida, New York, California, Georgia, Puerto Rico and St. Thomas, U.S.V.I. As part of TresCom's marketing activities to residential customers, TresCom has entered into joint marketing and promotional arrangements with other companies, including Coca-Cola, Shell Oil Company, Seagrams and Walgreens Drug Stores. Additionally, TresCom utilizes direct mail, participates in a variety of promotional activities which target specified customers, and sponsors various civic and charity activities.

  According to the International Telecommunications Union ("ITU"), the total telecommunications market in Canada accounted for approximately $13.2 billion in revenues in 1996. In Canada, Stentor, a partnership of Canadian regional telephone companies, is the largest provider of long distance services with a market share of approximately 67% in 1997. Two types of long distance providers compete with Stentor. The first, which includes AT&T LDS, fONOROLA and Sprint Canada, own and operate interexchange circuits and offer essentially the same services as Stentor. The second type of competitor consists of other long distance providers that lease but do not own interexchange circuits and sell their services primarily to distinct niche markets, such as ethnic communities, affinity associations or small business associations. In Canada, Primus Canada provides long distance services to small- and medium-sized businesses, residential customers and other telecommunication carriers. Primus Canada operates switches in Toronto and Vancouver, maintains points-of-presence in Ottawa, Montreal and Calgary, and has sales and customer service offices in Vancouver, Toronto, and Montreal.

  According to the ITU, the total telecommunications market in Mexico accounted for approximately $6.9 billion in 1996. As of January 1, 1997, the local and long distance market was opened to facilities-based competition in Mexico. Mexico, however, imposes foreign ownership restrictions that limit the ownership of facilities-based carriers by non-Mexican persons to below 50%. The Mexican government has granted licenses to 10 companies (many of them affiliated with U.S.-based long distance carriers such as AT&T and MCI) to operate as facilities-based long distance carriers. Resale of basic switched voice long distance services, however, is still not allowed in Mexico. Primus provides customers with United States-Mexico cross border private line services, but is prohibited by the private ownership limitations from providing other services.

  As of June 15, 1998, the Company had approximately 25,000 business customers and 95,000 residential customers in North America, including the recently acquired TresCom customer base.

  Asia-Pacific. According to the ITU, in 1996, the total telecommunications market in Australia accounted for approximately $13.4 billion in revenues. Telstra and Optus, the leading full-service carriers in Australia, own and operate local, national and international transmission networks. Telstra, which is majority-owned by the Australian government, is a traditional facilities-based carrier with a market share of approximately 62.0% in 1996. In addition to the Company and Optus, Telstra currently competes against other facilities-based carriers such as AAPT, several switchless resellers and call-back service providers, including CorpTel, and mobile telecommunications carriers, such as Vodafone. Australia has further deregulated its long-distance market by allowing service providers other than Telstra and Optus to own domestic transmission facilities and mandating Telstra to provide equal (non-code) access to customers of select service providers such as the Company. The Company is a licensed carrier permitted to own and operate transmission facilities in Australia.

  Primus is the fourth largest long distance company in Australia, providing domestic and international long distance services, data and Internet access services, as well as local and cellular service on a resale basis, to small- and medium-sized business customers and ethnic residential customers. The Company has invested substantial resources over the past two years to build a domestic and international long distance network to transform its Australian operations into a full facilities-based telecommunications carrier. During 1997, the Company installed and began operating a five-city switched network using Northern Telecom switches in Sydney, Melbourne, Perth, Adelaide, and Brisbane. The Company purchased international fiber cable capacity during 1997 and linked the Australian network to the United States via the TPC-5, APCN, and Jassaurus cable systems, as well as to New Zealand. Primus Australia became a fully licensed facilities-based telecommunications carrier on July 1, 1997. In August 1997, equal access was introduced in Australia, and the Company began the process of migrating and connecting customers directly to its own Network. In 1998, the Company completed the Hotkey Investment and the Eclipse Acquisition, positioning it to offer a complete range of telecommunications services for corporate customers in Australia, including fully integrated voice and data networks, as well as Internet access. The Company markets its services through a combination of direct sales to small- and medium-sized business customers, independent agents which market to business and residential customers, and media advertising aimed at ethnic residential customers living in Australia who make a high volume of international calls. As of June 15, 1998, the Company had approximately 25,000 business customers and 105,000 residential customers in Australia.

  The Company entered the Japanese market in late 1997 through the TelePassport/USFI Acquisition. According to the ITU, in 1996, the total telecommunications market in Japan accounted for approximately $93.6 billion in revenues. The Company maintains an office in downtown Tokyo and a switching platform to provide international calling services to resellers and small businesses. The Company has interconnected its Tokyo switch to Los Angeles via the TPC-5 fiber cable system. The Company plans to apply for a full Class-I carrier license in Japan. The Company plans to market its services in Japan through direct sales and relationships that it is establishing with business partners.

  Europe. Oftel estimates that the market for international and domestic long distance services in the United Kingdom accounted for approximately $6.6 billion in revenues in the 12 months ended March 31, 1996. In the United Kingdom, British Telecom historically has dominated the telecommunications market and is the largest carrier. Mercury, which owns and operates interchange transmission facilities, is the second largest carrier. The remainder of the United Kingdom long distance market is comprised of an emerging market of licensed telecommunications service providers, such as Energis, and switch-based resellers, such as AT&T, WorldCom, MFS, ACC and Esprit.

  Primus Telecommunications, Ltd. is a fully licensed carrier in the United Kingdom and provides domestic and international long distance services to residential customers, small businesses, and other telecommunications carriers. The Company operates an Ericsson AXE-10 international gateway telephone switch in London, which is directly connected to the United States and will be directly connected to the international gateway switch currently being installed in Frankfurt, Germany. Primus's European operations are headquartered in London, where it also maintains a 24-hour customer service call center. The Company markets its services in the United Kingdom using a combination of direct sales, agents, and direct media advertising primarily to ethnic customers who make a higher-than-average percentage of international calls. As of June 15, 1998, Primus Telecommunications, Ltd. had approximately 25,000 residential customers in the United Kingdom.

  The Company is in the process of expanding its services and Network to continental Europe which has recently begun the process of deregulation of its telecommunications markets. For example, the Company was recently awarded a Class-4 switched voice telephone license in Germany. According to the ITU, in 1996, the German telecommunications market generated approximately $44.6 billion in revenues. Through the TelePassport/USFI Acquisition, Primus acquired a base of small business customers in Germany to whom it provides reorigination services, establishing a platform for the Company's expansion into that market. Additionally, the Company has opened its first sales office in Frankfurt, and has purchased an Ericsson AXE-10 international gateway switch which has been installed. The Company has also applied for a license and expects to begin operations in France during 1998.

  Latin America. As a result of the recently completed TresCom Merger, the Company will accelerate the targeting of businesses and residential customers in Latin America to capitalize on the existing TresCom relationships with customers having operations in those countries. TresCom offers international inbound calling services which provide collect calling from parts of Latin America to the United States and calling card services with United States terminations. In 1997, TresCom began marketing these services in Honduras, Nicaragua and Panama. Additionally, TresCom began providing international callthrough services from portions of Latin America enabling its customers located in that region to place international calls at reduced rates. TresCom maintains a multi-lingual customer service department available through "toll-free" access, as well as a "Trouble Reporting Center" which caters to its wholesale customers. In addition to international long distance services, TresCom provides local service in Puerto Rico, and the U.S.V.I.

SERVICES

  The Company offers a broad array of telecommunications services through the Network and through interconnection with the networks of other carriers. The Company's decision to offer certain services in a market is based on competitive factors and regulatory restraints within the market. Below is a summary of services offered by the Company:

  . International and Domestic Long Distance. The Company provides international long distance voice services terminating in approximately 230 countries, and provides domestic long distance voice services within selected countries within its Service Regions. Access methods required to originate a call vary according to regulatory requirements and the existing domestic telecommunications infrastructure.

  . Private Network Services. For business customers, the Company designs and implements international private network services that may be used for voice, data and video applications.

  . Prepaid Cards, Calling Cards and Collect Calling. The Company offers prepaid and calling cards that may be used by customers for domestic and international telephone calls both within and outside of their home country. If the TresCom Merger is consummated, the Company will offer customers in selected Latin American markets collect calling services to the United States and calling card services for calls terminating in the United States. TresCom is currently marketing such services in Honduras, Nicaragua and Panama.

  . Reorigination and Callthrough Services. In selected countries, including
    Germany and Japan, the Company provides call reorigination services which allow non-United States country to country calling to originate from the United States, thereby taking advantage of lower United States accounting rates. As a result of the recently completed TresCom Merger, the Company also offers international callthrough services from selected countries in Latin America.

  . Local Switched Services. The Company in the future intends to provide local service on a resale basis as part of its "multi-service" marketing approach, subject to commercial feasibility and regulatory limitations. The Company currently provides local service in Australia and, as a result of the recently completed TresCom Merger, provides competitively-priced local calling services within Puerto Rico and the U.S.V.I.

  . Toll-free Services. The Company offers domestic and international toll-free services.

  . Data Services. With the Hotkey Investment and the Eclipse Acquisition, the Company is positioned to offer ATM, a transmission standard which utilizes statistical multiplexing technology, and frame relay and other data services, including Internet access services, in Australia.

  . Cellular Services. The Company resells Telstra analog and digital cellular services in Australia.

NETWORK

  General. Since its inception in 1994, the Company has been deploying a global intelligent telecommunications network consisting of international and domestic switches, related peripheral equipment, undersea fiber optic cable systems and leased satellite and cable capacity. Primus believes that the Network allows it to control both the quality and cost of the on-net telecommunications services it provides to its customers. To ensure high-quality telecommunications services, the Network employs digital switching and fiber optic technologies, uses SS7 signaling and is supported by comprehensive monitoring and technical services. The Company's Network consists of (i) a global backbone network connecting intelligent gateway switches in the Service Regions, (ii) a domestic long distance network presence within certain countries within the Service Regions, and (iii) a combination of owned and leased transmission facilities, resale arrangements and foreign carrier agreements.

  Each of the international gateway switches will be connected to the domestic and international networks of both the Company and other carriers in a particular market, allowing the Company to (i) provide seamless service, (ii) package and market the voice and data services purchased from other carriers under the "Primus" brand name and (iii) divert a portion of that market's United States-bound return traffic through the Company's switches in the United States. In addition, until the Company's customer base grows and it penetrates other deregulating telecommunications markets, the Company intends to transit a significant portion of its traffic through the United States.

  The Company has targeted North America, the Asia-Pacific region, Europe and, as a result of the recently completed TresCom Merger, Latin America, for the development of the Network. The Company has selected the United States, Australia and the United Kingdom as regional hubs for expansion into additional markets within North America, the Asia-Pacific region and Europe, respectively. These countries were selected based on their market size, potential growth and favorable regulatory environments. The Company expects to expand into additional markets as deregulation occurs and the Company is permitted to offer a full range of switched public telephone services. For instance, the Company is using its United Kingdom operations to coordinate efforts to enter other major metropolitan European markets in the European Union in conjunction with the deregulation of the telecommunications industry in certain European Union countries which began in 1998. The initial step in this expansion involves the Company's current installation of an international gateway switch in Frankfurt, Germany.

  The following chart illustrates an international long distance call using the Network from the United States to another market where the Company has an international gateway switch:

                             [GRAPH APPEARS HERE]

  International Gateway and Domestic Switches. As of March 31, 1998, the Company operated 11 switches, including seven international gateway switches (New York, Los Angeles, Washington, D.C., Toronto, Vancouver, London, Sydney), four domestic switches (Adelaide, Brisbane, Melbourne and Perth) and a switching platform in Japan. As a result of the recently completed TresCom Merger, the Company has acquird three additional international gateway switches located in Fort Lauderdale, New York City and Guaynabo, Puerto Rico. The Company also currently operates approximately 15 Pops in other major metropolitan areas of its Service Regions. The equipment deployed in the Network, including the switches, consists primarily of equipment manufactured by Nortel, Ericsson and Siemens.

  Fiber Optic Cable Systems. Where the Company's customer base has developed sufficient traffic, the Company has purchased and leased undersea and land-based fiber optic cable transmission capacity to connect to its various switches. Where traffic is light or moderate, the Company obtains capacity to transmit traffic on a per-minute variable cost basis. When traffic volume increases and such commitments are cost effective, the Company intends to either lease or purchase lines on a monthly or longer term basis at a fixed cost and acquire economic interests in transmission capacity through MAOUs and IRUs to international traffic destinations. The following chart sets forth a listing of the undersea fiber optic cable systems in which the Company has capacity after the recently completed TresCom Merger (which includes both MAOUs and IRUs):

     CABLE SYSTEM                   COUNTRIES SERVED                            STATUS
   -----------------          ----------------------------                     --------
   PRIMUS:
                              United States--United
      TAT 12/13               Kingdom                                          Existing
                              United States--United
      Gemini                  Kingdom                                          Existing
      CANTAT                  United States--Germany                           Existing
                              United States--Canada                            Existing
      CANUS                   United States--Canada                            Existing
      Flag                    United Kingdom--Italy                            Existing
                              Italy--Japan                                     Existing
      UK--France 5            United Kingdom--France                           Existing
      Arianne                 France--Greece                                   Existing
      CIOS                    Greece--Cyprus                                   Existing
      Aphrodite               Greece--Italy                                    Existing
      TPC 5                   United States--Japan                             Existing
      APCN                    Japan--Indonesia                                 Existing
      Jasaurus                Indonesia--Australia                             Existing
      Southern Cross          United States--Australia                         Planned
      JPN--US                 United States--Japan                             Planned
      SEA ME WE               Italy--Japan                                     Planned
   TRESCOM:
      Columbus II             United States--Mexico                            Existing
      Americas I              United States--Brazil                            Existing
                              United States--U.S.V.I.                          Existing
                              U.S.V.I.--Trinidad                               Existing
      PTAT-1                  United States--U.S.V.I.                          Existing
      CARAC                   United States--U.S.V.I.                          Existing
      Taino--Carib            U.S.V.I.--Puerto Rico                            Existing
      Bahamas I               United States--Bahamas                           Existing
                              U.S.V.I.--Antigua--St.
      ECFS                    Martin--                                         Existing
                              St. Kitts--Martinique--
                              Guyana
      Americas II             United States--Argentina                         Planned
      Columbus II             United States--Spain                             Planned
      Pan American            U.S.V.I.--Aruba--Venezuela--                     Planned
                              Panama--Columbia--Ecuador--
                              Peru--Chile--Panama
      Bahamas 2               United States--Bahamas                           Planned
                              Puerto Rico--Dominican
      MONA                    Republic                                         Planned
                              Puerto Rico--Dominican
      Antilles 1              Republic                                         Planned
      CANTAT 3                United States--Denmark                           Existing
      CANUS                   United States--Canada                            Existing
      ODIN                    Netherlands--Denmark                             Existing
      RIOJA                   Netherlands--Belgium                             Existing

  Foreign Carrier Agreements. In selected countries where competition with the traditional incumbent PTTs is limited or is not currently permitted, the Company has entered into foreign carrier agreements with PTTs or other service providers which permit the Company to provide traffic into and receive return traffic from these countries. The Company has existing foreign carrier agreements with PTTs in Cyprus, Greece, Honduras, India,

Iran, Italy and New Zealand, and additional agreements with other foreign carriers in 5 other countries. As a result of the recently completed TresCom Merger, the Company has acquired 27 additional foreign carrier agreements, providing access to various countries in Latin America.

  Network Management and Control. The Company owns and operates a network management control center (a "NMCC") in Sydney, Australia which is used to monitor and control all switches and other transmission equipment used in its Australia Network. This NMCC operates seven days a week, 24 hours per day, 365 days a year. In the United States, United Kingdom and Canada, the Company currently monitors and controls each switch locally. The Company has begun to construct a NMCC in McLean, Virginia, and plans to use a portion of the net proceeds of this Offering to build a new NMCC in London and to upgrade the existing Sydney NMCC. Each of the NMCCs will be capable of monitoring and controlling the Network in all regions.

  Planned Expansion of Network. The Company is currently installing an additional international gateway switch in Frankfurt, Germany and, by the end of 1999, intends to add up to three switches in North America, two switches in Europe, one switch in Asia-Pacific and three switches in Latin America. Additionally, the Company intends to continue to invest in additional switches and Pops in major metropolitan areas of the Service Regions as the traffic usage warrants the expenditure. The Company also intends to acquire capacity in land based fiber optic cable systems in its Service Regions, particularly in North America and Europe. To augment the Network, the Company intends to construct and own international satellite earth stations to connect the Network to developing countries in which fiber optic cable connections are unavailable or uneconomical.

CUSTOMERS

  The Company's primary focus is providing telecommunications services, on a retail basis, to small- and medium-sized businesses with significant international long distance traffic and ethnic residential consumers and, on a wholesale basis, other carriers and resellers with international traffic. As of June 15, 1998, Primus had in excess of 275,000 customers, including the recently acquired TresCom customer base.

  Businesses. The Company's business sales and marketing efforts target small- and medium-sized businesses with significant international long distance traffic. The Company believes that these users are attracted to the Company primarily due to its price savings compared to first-tier carriers and, secondarily, its personalized approach to customer service and support, including customized billing and bundled service offerings.

  Residential Consumers. The Company's residential sales and marketing strategy targets ethnic residential consumers who generate high international traffic volumes. The Company believes that they are attracted to the Company because of price savings as compared to first-tier carriers, simplified pricing structure, and multilingual customer service and support.

  Telecommunications Carriers and Resellers. The Company competes for the business of other telecommunications carriers and resellers primarily on the basis of price and service quality. Sales to other carriers and resellers help the Company maximize the utilization of the Network and thereby reduce the Company's fixed costs per minute of use.

  Customer Service. The Company strives to provide personalized customer service and believes that the quality of its customer service is one of its competitive advantages. The Company's larger customers are actively covered by dedicated account and service representatives who seek to identify, prevent and solve problems. The Company provides toll-free, 24-hour a day customer service in the United States, Canada, the United Kingdom and Australia. As of June 15, 1998, the Company employed approximately 190 full-time customer service employees, many of whom are multi-lingual. The Company intends to integrate the TresCom staff of operators fluent in English and Spanish, which can be accessed to complete collect, third party, person-to-person, station-to-station and credit card validation calls. The TresCom Merger will accelerate the Company's ability to offer wholesale and retail traffic repricing for international and domestic traffic, as well as advanced personal computer billing services. TresCom also maintains a "Trouble Reporting Center" for its wholesale customers.

SALES AND MARKETING

  The Company markets its services through a variety of sales channels, as summarized below:

  Direct Sales Force. The Company's direct sales force is comprised of full-time employees who focus on small- to medium-sized business customers with substantial international traffic or traffic potential. The Company also employs full-time direct sales representatives focused on ethnic residential consumers and direct sales representatives who exclusively sell wholesale services to other long-distance carriers and resellers. Direct sales personnel are compensated with a base salary plus commissions.

  The Company's direct sales efforts are organized into regional sales offices. The Company currently has offices in Washington, D.C., New York City, Los Angeles, Tampa, Toronto, Vancouver, Montreal, Mexico City, London, Frankfurt, Melbourne, Sydney, Adelaide, Brisbane, Perth and Tokyo. With the recent completion of the TresCom Merger, the Company has additional sales offices in Fort Lauderdale, Puerto Rico and St. Thomas, U.S.V.I.

  Agents and Independent Sales Representatives. The Company supplements its direct sales efforts with agents and independent sales representatives. These agents and representatives, who typically focus on small- and medium-sized businesses, as well as ethnic residential consumers, are paid commissions based on long distance revenue generated. Within major metropolitan regions, the Company usually grants only nonexclusive sales rights, requires its agents and representatives to maintain minimum quotas and prohibits them from selling competitors' products.

  Telemarketing. The Company employs full-time telemarketing sales personnel to supplement sales efforts to ethnic residential consumers and small- and medium-sized business customers.

  Media and Direct Mail. The Company uses a variety of print, television and radio advertising to increase name recognition and generate new customers. The Company reaches ethnic residential consumers by print advertising campaigns in ethnic newspapers, and advertising on select radio and television programs.

MANAGEMENT INFORMATION AND BILLING SYSTEMS

  The Company uses various management information, network and customer billing systems in its different operating subsidiaries to support the functions of network and traffic management, customer service and customer billing. For financial reporting, Primus utilizes a common system in each of its markets. It is expected that TresCom's financial reporting will be integrated with that of the Company. For its billing requirements in the United States, the Company uses a customer billing system developed by Electronic Data Systems Inc. ("EDS") which supplies, operates and maintains this system and is responsible for providing back-up facilities and disaster recovery. The EDS system is widely used in the telecommunications industry and has been customized to meet the Company's specific needs. Elsewhere, the Company uses advanced systems to handle its billing requirements. The Company direct bills all of its business, resellers and residential customers in all of its Service Regions.

  Management believes that its financial reporting and billing systems are adequate to meet the Company's needs in the near term, including integration of TresCom's operations, but as the Company continues to grow, it will need to invest additional capital to purchase hardware and software, license more specialized software, increase capacity and link its systems among different countries. The Company is reviewing its computer systems and operations to identify and determine the extent to which any systems will be vulnerable to potential errors and failures as a result of the Year 2000 problem. See "Risk Factors--Dependence on Effective Information Systems; Year 2000 Problem" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."


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COMPETITION

  The international telecommunications industry is highly competitive and significantly affected by regulatory changes, marketing and pricing decisions of the larger industry participants and the introduction of new services made possible by technological advances. The Company believes that long distance service providers compete on the basis of price, customer service, product quality and breadth of services offered. In each country of operation, the Company has numerous competitors. The Company believes that as the international telecommunications markets continue to deregulate, competition in these markets will increase, similar to the competitive environment that has developed in the United States following the AT&T divestiture in 1984. Prices for long-distance calls in the markets in which the Company competes have declined historically and are likely to continue to decrease. Many of the competitors are significantly larger, have substantially greater financial, technical and marketing resources and larger networks than the Company. See "Risk Factors--Intense Domestic and International Competition."

  Privatization and deregulation have had, and are expected to continue to have, significant effects on competition in the industry. For example, as a result of legislation enacted in the United States, RBOCs will be allowed to enter the long distance market, AT&T, MCI and other long distance carriers will be allowed to enter the local telephone services market, and cable television companies and utilities will be allowed to enter both the local and long distance telecommunications markets. In addition, competition has begun to increase in the European Union telecommunications markets in connection with the deregulation of the telecommunications industry in most European Union countries, which began in January 1998. This increase in competition could adversely affect net revenue per minute and gross margin as a percentage of net revenue.

  The following is a brief summary of the competitive environment in selected countries within each of the Service Regions:

  North America. In the United States, which is the most competitive and among the most deregulated long distance markets in the world, competition is based upon pricing, customer service, network quality, and the ability to provide value-added services. AT&T is the largest supplier of long distance services, with MCI, Sprint and WorldCom being the next largest providers. In the future, under provisions of recently enacted federal legislation, the Company anticipates that it will also compete with RBOCs, LECs and Internet providers in providing domestic and international long-distance services. The Canadian telecommunications market is highly competitive and is dominated by a few established carriers whose marketing and pricing decisions have a significant impact on the other industry participants including the Company. The Company competes with facilities-based carriers, other resellers and rebillers, primarily on the basis of price. The principal facilities-based competitors include the Stentor Companies, in particular, Bell Canada, the dominant supplier of local and long-distance services in Canada, AT&T LDS, Sprint Canada and fONOROLA. The Company also competes with ACC Canada, one of the large resellers. Based upon current market share estimates, the Stentor Companies control approximately 70% of the entire Canadian long distance market and approximately 66% of the business long distance market.

  Asia-Pacific. Australia is one of the most deregulated and competitive telecommunications markets in the Asia-Pacific region. The Company's principal competitors in Australia are Telstra, the dominant carrier, Optus and AAPT and a number of other switchless resellers. The Company competes in Australia by offering a comprehensive menu of competitively-priced products and services, including value-added services, and by providing superior customer service and support. The Company believes that competition in Australia will increase as more companies are awarded carrier licenses in the future. The Company's principal competitor in Japan is KDD, the dominant carrier, as well as Japan Telecom, IDC and a number of second tier carriers, including Cable & Wireless, WorldCom and ATNet.

  Europe. The Company's principal competitors in the United Kingdom are British Telecom, the dominant supplier of telecommunications services in the United Kingdom, and Cable & Wireless Communications. Other competitors in the United Kingdom include Colt, Energis, Esprit Telecom Group and RSL

Communications. The Company competes in the United Kingdom, and expects to compete in other European countries, by offering competitively-priced bundled and stand-alone services, personalized customer service and value-added services. The Company's principal competitor in Germany is Deutsche Telekom, the dominant carrier. The Company also competes with O.tel.o Communications, Mannesmann ARCOR, VIAG Interkom, MobilCom, Talkline, MFS/Colt, WorldCom, PlusNet, and RSL Communications. Additionally, the Company also faces competition from other licensed public telephone operators that are constructing their own facilities-based networks, cable companies and switch-based resellers, including the emerging German local exchange carriers known as "City Carriers".

  Latin America. The Company's principal competitors in Latin America are the traditional PTTs in each country within this region, including Telmex in Mexico.

GOVERNMENT REGULATION

  As a global telecommunications company, the Company is subject to varying degrees of regulation in each of the jurisdictions in which it provides its services. Local laws and regulations, and the interpretation of such laws and regulations, differ significantly among the jurisdictions in which the Company operates. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on the Company, that domestic or international regulators or third parties will not raise material issues with regard to the Company's compliance or noncompliance with applicable regulations or that regulatory activities will not have a material adverse effect on the Company. See "Risk Factors--Potential Adverse Effects of Regulation."

  Regulation of the telecommunications industry is changing rapidly both domestically and globally. The FCC is considering a number of international service issues in the context of several policy rulemaking proceedings in response to specific petitions and applications filed by other international carriers. The Company is unable to predict how the FCC will resolve the pending international policy issues or how such resolution will effect its international business. In addition, the WTO Agreement, which reflects efforts to dismantle government-owned telecommunications monopolies throughout Europe and Asia may affect the Company. Although the Company believes that these deregulation efforts will create opportunities for new entrants in the telecommunications service industry, there can be no assurance that they will be implemented in a manner that would benefit the Company.

  The regulatory framework in certain jurisdictions in which the Company provides its services is described below:

 United States

  In the United States, the Company's services are subject to the provisions of the Communications Act, FCC regulations thereunder, as well as the applicable laws and regulations of the various states and state regulatory commissions.

  As a carrier offering services to the public, the Company must comply with the requirements of common carriage under the Communications Act, including the offering of service on a non-discriminatory basis at just and reasonable rates, and obtaining FCC approval prior to any assignment of authorizations or any transfer of de jure or de facto control of the Company. The Company is classified as a non-dominant common carrier for domestic service and is not required to obtain specific prior FCC approval to initiate or expand domestic interstate services.

  International Service Regulation. International common carriers, including the Company, are required to obtain authority under Section 214 of the Communications Act and file a tariff containing the rates, terms, and conditions applicable to their services prior to initiating their international telecommunications services. The Company has obtained all required authorizations from the FCC to use, on a facilities and resale basis, various transmission media for the provision of international switched services and international private line services.


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

  In addition to the general common carrier principles, the Company must conduct its international business in compliance with the FCC's international settlements policy, the rules that establish the permissible boundaries for U.S.-based carriers and their foreign correspondents to settle the cost of terminating each others' traffic over their respective networks. Under the ISP, absent approval from the FCC, international telecommunications service agreements with foreign carriers must provide that settlement rates paid to each party are one-half of the accounting rate, and U.S. carriers may not accept more than a proportionate share of return traffic. The ISP also provides for a mechanism by which the FCC can review the rates contained in such foreign carrier agreements. The FCC could find that the Company does not meet certain ISP requirements with respect to certain of the Company's foreign carrier agreements. Although the FCC generally has not issued penalties in this area, it could, among other things, issue a cease and desist order, impose fines or allow the collection of damages if it finds that the Company is not in compliance with the ISP. The Company does not believe that any such fine or order would have a material adverse effect on the Company.

  The Company is also subject to other FCC requirements regarding the routing of telecommunications services between the United States and foreign countries. These requirements include compliance with the FCC's limitations on the routing of international traffic via international private lines and on accepting "special concessions" from certain carriers, as well as the filing of periodic reports with the FCC. In implementing the WTO Agreement, the FCC recently reduced the applicability of some of these requirements to the activities of telecommunications carriers such as the Company. Moreover, the Company has a number of customers in foreign countries that access the Company's services through international call reorigination. In providing service to these customers, the Company is required by the FCC to offer such services in compliance with the laws of foreign countries where its customers are located. Certain countries prohibit some or all forms of call reorigination. For example, Honduras and Nicaragua have informed the International Telecommunications Union that they prohibit call reorigination. The Company may be prevented in the future from providing such services or penalized either by the foreign country or, in certain circumstances, by the FCC.

  The FCC continues to refine its international service rules, including ISP requirements, to promote competition, reflect and encourage liberalization in foreign countries and reduce accounting rates toward cost. In that regard, the FCC has determined that it would permit U.S. carriers to enter into "flexible" international termination arrangements where such arrangements promote competition. Under this new policy, the FCC has allowed the Company to enter into an alternative termination arrangement with its Australian subsidiary Axicorp, which allows the Company and Axicorp to terminate each other's traffic under favorable terms that deviate from the ISP.

  Domestic Service Regulation. The Company is considered a non-dominant domestic interstate carrier subject to minimal regulation by the FCC. The Company is not required to obtain FCC authority to expand its domestic interstate operations, but is required to maintain a tariff on file at the FCC. The 1996 Telecommunications Act is intended to increase competition in the U.S. telecommunications markets. The legislation opens the local services markets by requiring LECs to permit interconnection to their networks and by establishing LEC obligations with respect to unbundled access, resale, number portability, dialing parity, access to rights-of-way, mutual compensation and other matters. In addition, the legislation codifies the LECs' equal access and nondiscrimination obligations and preempts inconsistent state regulation. The legislation also contains special provisions that eliminate the restrictions on incumbent LECs such as the RBOCs and the GTE Operating Companies (the "GTOCs") from providing long distance services. These new provisions permit an RBOC to enter the "out-of-region" long distance market immediately upon the receipt of any state and/or federal regulatory approvals otherwise applicable to the provision of long distance service. These new provisions also permit an RBOC to enter the "in-region" long distance market if it satisfies procedural and substantive requirements, including obtaining FCC approval upon a showing that in certain situations facilities-based competition is present in its market, and that it has entered into interconnection agreements which satisfy a 14-point "checklist" of competitive requirements. The GTOCs are permitted to enter the long distance market as of the date of enactment of the 1996 Telecommunications Act, without regard to limitations by region, although necessary regulatory approvals to provide long distance services must be obtained, and the GTOCs are subject to the provisions of the 1996

Telecommunications Act that impose interconnection and other requirements on LECs. The 1996 Telecommunications Act also addresses a wide range of other telecommunications issues that may potentially impact the Company's operations. It is unknown at this time precisely the nature and extent of the impact that the legislation will have on the Company. On August 1, 1996, the FCC adopted an Interconnection Order implementing the requirements that incumbent LECs make available to new entrants interconnection and unbundled network elements, and offer retail services for resale at wholesale rates. Portions of that order were vacated by the U.S. Court of Appeals for the Eighth Circuit. The U.S. District court for the Northern District of Texas recently ruled that the long distance conditions in Sections 271-275 of the 1996 Telecommunications Act are unconstitutional. Higher courts, including the U.S. Supreme Court, will be reviewing some of these decisions. The result of such review cannot be predicted and the Company could be adversely affected to the extent that conditions of RBOC entry into the long distance market are relaxed or eliminated.

  The Company's costs of providing long distance services will be affected by changes in the access charge rates imposed by incumbent LECs for origination and termination of calls over local facilities. The FCC has significantly revised its access charge rules in recent years to permit incumbent LECs greater pricing flexibility and relaxed regulation of new switched access services in those markets where there are other providers of access services. The FCC continues to adjust its access charge rules and has indicated that it will promulgate additional rules sometime in 1998 that may grant certain LECs further flexibility.

  The FCC has also significantly revised the universal service subsidy regime to be funded by interstate carriers and certain other entities. The FCC recently established new universal service funds to support qualifying schools, libraries, and rural health care providers and expanded subsidies for low income consumers. The FCC is continuing to revise its universal service rules which may result in further substantial increases in the overall cost of the subsidy program. The outcome of these proceedings or its effect on the Company cannot be predicted.

  State Regulation. The Company's intrastate long distance operations are subject to various state laws and regulations, including, in most jurisdictions, certification and tariff filing requirements. The Company has received the necessary certificate and tariff approvals to provide intrastate long distance service in 48 states. Certificates of authority can generally be conditioned, modified, canceled, terminated, or revoked by state regulatory authorities for failure to comply with state law and/or the rules, regulations, and policies of the state regulatory authorities. Fines and other penalties also may be imposed for such violations. PSCs also regulate access charges and other pricing for telecommunications services within each state. The RBOCs and other local exchange carriers have been seeking reduction of state regulatory requirements, including greater pricing flexibility which, if granted, could subject the Company to increased price competition. The Company may also be required to contribute to universal service funds in some states.

  Foreign Ownership Affiliations and Limitations. The Communications Act limits the ownership of an entity holding a common carrier radio license by non-U.S. citizens, foreign corporations and foreign governments. Through TresCom, the Company holds common carrier wireless licenses. In its order implementing the U.S. commitments under the WTO Agreement, the FCC established new rules that effectively relax the foreign ownership limits for common carrier wireless licensees. The new rules permit up to 100% foreign indirect ownership of wireless licenses by foreign interests from members of the WTO. FCC rules also require international carriers to notify the FCC 60 days in advance of an acquisition of a 25% or greater controlling interest by a foreign carrier in that U.S. carrier or an acquisition by the U.S. carrier of a 25% or greater controlling interest in a foreign carrier. After receiving this notification, the FCC can require the Company to meet certain "dominant carrier" reporting and other conditions if the Commission finds that the acquisition creates an affiliation with a dominant foreign carrier. In addition, if the Company becomes affiliated with a dominant carrier from a country that is not a member of the WTO, the FCC will apply an "effective competitive opportunities" test and could prevent the Company from providing services between the United States and that country. The effect on the Company of the WTO Agreement or other new legislation, or the outcome of the FCC's rulemaking regarding implementing WTO regulations which may become applicable to the Company, cannot be determined.

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

 Canada

  Telecommunications carriers are regulated generally by the CRTC which has enacted policies and regulations that include the establishment of contribution charges (the equivalent of access charges in the U.S.), deregulation of the international segment of the long-distance market, limitations on switched hubbing through the United States and restrictions on foreign ownership for facilities-based carriers. In addition, Canada has committed in the WTO Agreement to eliminate a number of barriers to competition, some of which are expected to be eliminated in October 1998. Teleglobe Canada, Inc. ("Teleglobe"), which currently has a monopoly over international transmission services until October 1, 1998, offers international carrier service on a nondiscriminatory basis to both facilities-based carriers and resellers, who may have direct access to its international gateways. The Company is permitted to provide ISR of private leased lines to any country which permits such arrangements on a reciprocal basis. Routing of basic intra-Canada traffic or basic traffic destined to third countries through U.S. facilities is, however, prohibited. Despite these restrictions, Primus as a reseller is virtually unregulated by the CRTC. In particular, because the Company does not own and operate transmission facilities in Canada, it is not subject to the Canadian Telecommunications Act or the regulatory authority of the CRTC. The Company may therefore provide resold Canadian long distance service without rate, price or tariff regulation, ownership limitations, or other regulatory requirements.

  Competition. Long distance competition has been in place in Canada since 1990 for long distance resellers and since 1992 for facilities-based carriers. Since 1994, the ILECs have been required to provide "equal access" which eliminated the need for customers of competitive long distance providers to dial additional digits when placing long distance calls. In June 1992, the CRTC issued its ground-breaking Telecom Decision CRTC 92-12 requiring the largest telephone companies to interconnect their networks with their facilities-based as well as resale competitors. The dominant Stentor group of companies, including Bell Canada, offers both local and long distance services in the respective regions of each of the group's member telephone companies. Other nationwide providers are AT&T Canada Long Distance Services, Sprint Canada and fONOROLA, Inc. Additional long distance services competition is provided by a substantial resale long distance industry in Canada. Although resellers do not own facilities, they are able to provide the same range of domestic services and long distance services as facilities-based carriers by leasing capacity and other services from facilities-based carriers.

  Foreign Ownership Restrictions. Under Canada's Telecommunications Act and certain regulations promulgated pursuant to such Act, foreign ownership restrictions are applicable to facilities-based carriers (known as "Canadian carriers"), but not resellers, which may be wholly foreign-owned and controlled. These restrictions limit the amount of direct foreign investment in Canadian carriers to no more than 20% of the voting equity of a Canadian carrier operating company and no more than 33 1/3% of the voting equity of a Canadian carrier holding company. The restrictions also limit the number of seats which may be occupied by non-Canadians on the Board of Directors of a Canadian carrier operating company to 20%. In addition, under Canadian companies law, a majority of Canadians must occupy the seats on the Board of Directors of a Canadian carrier holding company. Although it is possible for foreign investors to also hold non-voting equity in a Canadian carrier, the law requires that the Canadian carrier not be "controlled in fact" by non-Canadians. Based on Canada's commitment in the WTO Agreement, the restriction on foreign investment in facilities-based telecommunications service providers remains largely intact, but will be eliminated as October 1, 1998 for operations conducted under an international submarine cable license and for certain satellites.

 Australia

  The provision of the Company's services is subject to federal regulation. Two primary instruments of regulation have been the Telecommunications Act 1991 and federal regulation of anti-competitive practices pursuant to the Trade Practices Act. The regulatory climate changed in July 1997 with the implementation of the Telecom Act. These latest changes to the regulatory framework have been described by the Australian Government as the achievement of the Government's long-term objective of an internationally competitive telecommunications industry in Australia through full and open competition.


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

   The Company is licensed under the Telecom Act to own and operate transmission facilities in Australia. Under the new regulatory framework, the Company does not require a carriage license in order to supply carriage services to the public using network facilities owned by another carrier. Instead, with respect to carriage services, the Company must comply with legislated "service provider" rules contained in the Telecom Act covering matters such as compliance with the Telecom Act, operator services, regulation of access, directory assistance, provision of information to allow maintenance of an integrated public number database, and itemized billing.

  Also, in connection with the Telecom Act, two federal regulatory authorities now exercise control over a broad range of issues affecting the operation of the Australian telecommunications industry. The ACA is the authority regulating matters including the licensing of carriers and technical matters, and the ACCC has the role of promotion of competition and consumer protection. The Company is required to comply with the terms of its own license, is subject to the greater controls applicable to licensed facilities-based carriers and is under the regulatory control of the ACA and the ACCC. Anti-competitive practices will also continue to be regulated by the Trade Practices Act. In addition, other federal legislation, various regulations pursuant to delegated authority and legislation, ministerial declarations, codes, directions, licenses, statements of Commonwealth Government policy and court decisions affecting telecommunications carriers also apply to the Company.

  In the Australian context, a distinction is drawn in the Telecom Act between carriers and other providers of telecommunications services. However, distinctions are no longer drawn between types of carriers such as fixed or mobile. Carriers are the providers of telecommunications infrastructure and carriage service providers extend service to the end-users. In practice, most carriers are expected also to be carriage service providers. There is now no limit to the number of carriers who may be licensed, and it is expected that additional licenses will be granted. As a result of the Telecom Act, any company that meets the relevant financial and technical standards and complies with the license application process can become a licensed carrier permitted to own and operate transmission facilities in Australia. New carriers seeking a license must provide an industry development plan approved by the Australian Government. Carriers are licensed individually, are subject to charges that are intended to cover the costs of regulating the telecommunications industry, and are obliged to comply with license conditions (including obligations to comply with the Telecom Act, with certain commitments made in their industry development plan and with the telecommunications access regime and related facilities access obligations). The Company has submitted its industry development plan to the Australian Government. The plan includes relevant particulars of the carrier's strategic commercial relationships, R&D activities, export development plans, and arrangements aimed at encouraging employment in industries involved in the manufacture, development or supply of facilities. A summary of the plan must be made available to the public. Carriers must also meet the universal service obligation, to assist in providing all Australians, particularly in remote areas, with reasonable access to standard telephone services. The costs required to be paid by the Company in connection with this obligation have not yet been determined by the Australian government, but they are not expected to be material.

  Tariffs. The ACCC has access to various information on market conduct. The ACCC's information gathering powers include: a requirement on Telstra to continue to file tariffs with the ACCC about its basic carriage services, unless the ACCC exempts it from this obligation; an ability to direct any carrier or carriage service provider with a substantial degree of market power to file tariff information; and an ability to set rules regarding the way carriers or carriage service providers keep records so that, e.g., information is kept in a form that will assist the ACCC in determining terms and conditions of access under the telecommunications access regime.

  Tariff filing will essentially be an information gathering tool to supplement the ACCC's general information gathering powers, and to assist in identifying anticompetitive conduct such as predatory pricing and preferential pricing to a related person. If, on the basis of the information provided in a tariff filing, the ACCC forms the view that a carrier is engaging in anticompetitive conduct, it may use its powers to stop that conduct.

  The ACCC may make tariff information publicly available if it is satisfied there would be a public benefit (e.g., by enabling other industry players to scrutinize the tariffs for anticompetitive purpose or effect, or to inform

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

the public). The ACCC will balance concerns about commercial confidentiality and the promotion of competition against dealing with anticompetitive conduct and informing the public.

  Fair Trading Practices. The ACCC will enforce legislation for the promotion of competition and consumer protection, particularly rights of access (including pricing for access) and interconnection. The ACCC will be able to issue a competition notice to a carrier which has engaged in anticompetitive conduct. Where a competition notice has been issued, the ACCC will be able to seek pecuniary penalties, and other carriers will be able to seek damages, if the carrier continues to engage in the specified conduct.

  The Telecom Act package of legislation includes a telecommunications access regime that provides a framework for regulating access rights for specific carriage services and related services. The regime establishes mechanisms within which the terms and conditions of access can be determined. The Australian Government intends the access regime to reduce the power of Telstra and Optus (as the former protected fixed line carriers) and other carriers who may come to own or control important infrastructure or services necessary for competition.

  The regime establishes access rights through the declaration of services by the ACCC. The ACCC may declare services to be the subject of regulated access, either on the recommendation of the industry self-regulatory body or where, following a public inquiry, the ACCC is satisfied that a declaration would be in the long-term interests of end-users of telecommunications services. Once a service is declared, carriers supplying that service are, unless otherwise exempt, under an obligation to supply the declared service to other carriers and service providers.

  Access providers must comply with their access obligations on conditions negotiated between the access provider and access seeker; as detailed in an access undertaking; or as determined by the ACCC through arbitration.

  It is expected that in many areas, the industry will negotiate, on a multilateral basis, standard terms and conditions for access to declared services. The access regime establishes a mechanism for the industry to develop an access code containing model terms and conditions for access to particular declared services. Once approved by the ACCC, those model terms and conditions may be adopted in an undertaking by individual carriers who are under an access obligation.

  Carrier license conditions will include an obligation to provide other carriers with access to certain facilities and network information. A carrier must provide other carriers with access to its facilities for the purpose of enabling the other carriers to provide competitive facilities and competitive carriage services or to establish their own facilities; to certain information relating to the operation of its telecommunications network; and to its infrastructure, including transmission towers, the sites of transmission towers and underground facilities that are designed to hold lines, if technically feasible.

  In July 1997, the Australian government mandated that Telstra provide access to its facilities at specified rates to other service providers including the Company. The Company is negotiating various access arrangements with Telstra which will be substituted for the mandated arrangements.

  Foreign Ownership Limitations. Foreign investment in Australia is regulated by the Foreign Acquisitions and Takeovers Act 1975. Administration of the Australian Government's policy on foreign investment is based on guidelines published in 1992 providing for notification of proposals for the establishment of new businesses involving total investment of at least A$10 million and proposals for the acquisition of existing business with total assets valued at more than A$5 million. The Company notified the Australian Government of its proposed acquisition of Axicorp in 1996 and was informed at that time that there were no objections to the investment in terms of Australia's foreign investment policy. There can be no assurance, however, that additional foreign ownership restrictions will not be imposed on the telecommunications industry or other foreign investors, including the Company, in the future.

 Japan

  The Company's services in Japan are or will be subject to regulation by the Japanese Telecom Ministry under the Japanese Telecom Law. The Company has obtained a license as a Special Type II business, which allows it to provide telecommunications services over international circuits leased from another carrier, or domestic service in Japan over leased circuits if the volume of traffic exceeds a certain amount. The Company may also provide over leased lines basic telecommunications services, value-added services and services to closed user groups. The Company is preparing to apply for a license to operate as a Type I business, which would allow the Company to provide telecommunications services using their own facilities. The Company only must notify the Japanese Telecom Ministry as a General Type II business if it provides domestic service in Japan over leased circuits and does not exceed the traffic threshhold applicable to Special Type II businesses. Although the Japanese government until recently prohibited greater than 33% foreign ownership of a Type I business, as well as the resale of international private lines interconnected to the public switched network at both ends, the Japanese Telecom Ministry recently has begun awarding authorizations to foreign-affiliated carriers to provide telecommunications services using their own facilities and to resell interconnected international private lines. The Japanese Telecom Ministry also regulates the interconnection charges imposed by Type I businesses, and must approve intercarrier agreements between Type I carriers or between Type I and Special Type II carriers.

 European Union

  In Europe, the regulation of the telecommunications industry is governed at a supra national level by the European Commission, consisting of members from the following countries: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom (the "EU"), which is responsible for creating pan-European policies and, through legislation, developing a regulatory framework to ensure an open, competitive telecommunications market.

  In 1990, the European Commission issued the Services Directive requiring each EU member state to abolish existing monopolies in telecommunications services with the exception of real time two-way voice telephony to the public, which was still reserved to the PTT. The intended effect of the Services Directive was to permit the competitive provision of all services, including value-added services and voice services to closed user groups ("CUG"), other than such reserved public voice telephony services. However, as a consequence of local implementation of the Services Directive through the adoption of national legislation, there are differing interpretations of the definition of such reserved voice telephony services and permitted value-added and CUG services. Other voice services accessed by customers through leased lines were permissible in all EU member states. The European Commission has generally taken a narrow view of the services classified as reserved voice telephony, declaring that voice services may not be reserved to the PTTs if
(i) dedicated customer access is used to provide the service, (ii) the service essentially consists of new value-added benefits on users (such as alternative billing methods) or (iii) calling is limited by a service provider to a group having legal, economic or professional ties.

  In March 1996, the EU adopted the Full Competition Directive containing two provisions which required EU member states to allow the creation of alternative telecommunications infrastructures by July 1, 1996, and which reaffirmed the obligations of EU member states to abolish the PTTs' monopolies in voice telephony by 1998. To date, Denmark, Finland, the Netherlands, Sweden, Germany, France, Austria and the U.K. have liberalized facilities-based competition. Certain EU countries may delay the abolition of the voice telephony monopoly based on derogations established in the Full Competition Directive. These countries include Luxembourg (July 1, 1998), Spain (November 30, 1998), Ireland (December 31, 1998), Portugal (January 1, 2000) and Greece (December 31, 2000).

  Each EU member state in which the Company currently conducts or plans to conduct its business has a different regulatory regime and such differences have continued beyond January 1998. The requirements for the Company to obtain necessary approvals vary considerably from country to country and are likely to change as competition is permitted in new service sectors. Most EU member states require companies to obtain a license in order to provide voice telephony services or construct and operate telecommunications networks. However, the

EU generally does not permit its member states to require individual licenses for other types of services. In addition, the Company has obtained and will continue to seek to obtain interconnection agreements with other carriers within the EU. While EU directives require that dominant carriers offer cost-based and nondiscriminatory interconnection to competitors, individual EU member states have implemented and may implement this requirement differently. As a result, the Company may be delayed in obtaining or may not be able to obtain interconnection in certain countries that would allow the Company to compete effectively. Moreover, there can be no guarantee that long distance providers such as the Company will be able to afford their customers "equal access" to their networks, and the absence of such equal access could put such long distance companies at a disadvantage with respect to existing PTTs.

 United Kingdom

  The Company's services are subject to the provisions of the United Kingdom Telecommunications Act. The Secretary of State for Trade and Industry, acting on the advice of the United Kingdom Department of Trade and Industry (the "DTI"), is responsible for granting UK telecommunications licenses, while the Director General of Telecommunications (the "Director General") and Oftel are responsible for enforcing the terms of such licenses. Oftel attempts to promote effective competition both in networks and in services to redress anticompetitive behavior.

  In 1991, the British government established a "multi-operator" policy to replace the duopoly that had existed between British Telecom and Mercury. Under the multi-operator policy, the DTI recommends the grant of a license to operate a telecommunications network to any applicant that the DTI believes has a reasonable business plan and where there are no other overriding considerations not to grant such license. All public telecommunications operators and international simple resellers operate under individual licenses granted by the Secretary of State for Trade and Industry pursuant to the United Kingdom Telecommunications Act. Any telecommunications system with compatible equipment that is authorized to be run under an individual license is permitted to interconnect to British Telecom's network. Under the terms of British Telecom's license, it is required to allow any such licensed operator to interconnect its system to British Telecom's system, unless it is not reasonably practicable to do so (e.g., due to incompatible equipment).

  The Company's subsidiary, Primus Telecommunications Limited, holds an ISVR license that authorizes it to provide switched voice services over leased private lines to all international points. In addition, the Company's subsidiary, Primus Telecommunications Limited, has received a license from the United Kingdom's Secretary for Trade and Industry to provide international facilities-based voice services to all international points from the United Kingdom. This license also allows the holder to acquire ownership interests in or construct the United Kingdom half circuit of any IRU as well as backhaul facilities. The international facilities-based license together with the international simple resale license authorize the provision of every voice and data service, except the provision of broadcasting and mobile services. While the international facilities-based license authorizes the Company to acquire ownership interests in the United Kingdom half-circuit of satellite space segment in order to provide satellite-based services, it is also necessary to apply for a Wireless Telegraphy Act 1949 License which authorizes the use of the spectrum.

  Tariffs. Telecommunications tariffs on operators in the United Kingdom (excluding British Telecom) are generally not subject to prior review or approval by regulatory authorities, although Oftel has historically imposed price caps on British Telecom. British Telecom has advocated and will likely continue to advocate for greater pricing flexibility, including flexibility for pricing toll free and other services. Greater pricing flexibility could allow British Telecom to charge the Company higher prices for certain services or to charge end user customers prices that are lower than the Company is able to charge.

  Interconnection and Indirect Access. The Company must interconnect its U.K. network to networks of other service providers in the United Kingdom and allow its end user customers to obtain access to its services in order to compete effectively in the United Kingdom. In the United Kingdom, licensed long distance carriers such as the Company can obtain interconnection to British Telecom at cost-based rates. However, while customers of British Telecom's long distance service can access that service automatically (i.e., without dialing additional digits), customers of other long distance carriers generally must dial additional digits to access their chosen carrier's services.

  Fair Trading Practices. Oftel is the principal regulator of the competitive aspects of the United Kingdom telecommunications industry. Oftel's limited authority in this area is derived from the powers given to Oftel under the United Kingdom Telecommunications Act and from the terms of the licenses granted under the United Kingdom Telecommunications Act. Any dispute between Oftel and a telecommunications service provider may be referred on appeal to the United Kingdom Monopolies and Mergers Commission, which may conduct a detailed and lengthy review of the facts surrounding such dispute. At present, Oftel has no authority to impose fines for a breach of the terms of a license issued under the United Kingdom Telecommunications Act, and third parties have no right to damages for a past breach. Oftel has expressed its view that the current regulatory regime is both obscure and uncertain. Oftel has, however, been successful in its efforts to introduce a general competition provision into British Telecom's license and those of all other Telecommunications Act licensees modeled on European law so as to better police any potential anticompetitive conduct harmful to the Company. The Fair Trading condition is already incorporated in all international facilities-based licenses and has been incorporated in all international simple voice resale licenses beginning in July 1997. There are no foreign ownership restrictions that apply to telecommunications company licensing in the United Kingdom although the DTI does have a discretion as to whether to award licenses on a case by case basis. The Company is also subject to general European law, which, among other things, prohibits certain Anticompetitive agreements and abuses of dominant market positions through Articles 85 and 86 of the Treaty of Rome. The European Commission is entrusted with the principal enforcement powers under European Union competition law. It has the power to impose fines of up to 10% of a group's annual revenue in respect of breaches of Articles 85 and 86. In most cases notification of potentially infringing agreements to the Commission under Article 85 with a request for an exemption protects against the risk of fines from the date of notification.

 Germany

  The German Telecom Act liberalized all telecommunications activities, except for the voice telephony monopoly which was abolished on January 1, 1998. The German Telecom Act has been complemented by several ordinances. The most significant ordinances concern network access, rate regulation, universal service, frequencies and customer protection.

  Under the German regulatory scheme, licenses are required for the operation of infrastructure and the provision of voice telephony services. Licenses required for the operation of infrastructure are divided into 3 license classes: mobile telecommunications (license class 1); satellite (license class
2); and other telecommunications services for the general public (license class 3). In addition to the infrastructure licenses, a separate license is required for provision of voice telephony services to the general public on the basis of self-operated telecommunications networks (license class 4). A class 4 license does not include the right to operate transmission infrastructure. All other telecommunications services (e.g. value-added, data, etc.) are only subject to a notification requirement.

  The Regulierungsbehorde fur Telekommunikation und Post ("RegTP") has granted the Company a class 4 license which, according to RegTP's current reading of the German Telecom Act, gives Primus the ability to originate and terminate calls throughout Germany. However, the RegTP may reinterpret the German Telecom Act with regard to license requirements for Germany-wide origination and termination. If that occurs the Company may have to extend its licenses and may incur additional license fees.

  Companies that desire to connect with Deutsche Telekom's network must enter into an interconnection agreement which specifies certain interconnection tariffs. Changes in German regulatory policy may require network providers requesting the lowest available interconnection tariffs from Deutsche Telekom to either substantially invest in network technology (i.e. by installing more points of interconnection) or pay higher prices. If a provider does not agree with the tariff rates offered by Deutsche Telekom, the provider can take the case to the RegTP which determines the applicable rates. Since the Company is not a dominant carrier, it is not subject to the same interconnection obligations toward third parties.

  Several complaints, the outcome of which may affect the Company's business, are currently pending before the RegTP or German courts concerning interconnection with Deutsche Telekom. Since Deutsche Telekom and some of its major competitors in Germany have been unable to reach agreement on interconnection rates, the RegTP established provisional interconnection tariffs in September 1997 which Deutsche Telekom has since challenged in court. These rates are now part of the standard offer of Deutsche Telekom and valid for all interconnected and licensed carriers for as long as the matter is pending before the German courts. Court review of these rates may result in higher rates being imposed on network operators retroactively as the standard interconnection agreement provides for retroactive effect of the court's final decision. Other pending complaints concern the costs of billing services provided by Deutsche Telekom to other carriers and rates for direct access to the end-user lines of Deutsche Telekom. It is expected that a final resolution to these matters will take several years.

  The Company has entered into an interconnection agreement with Deutsche Telekom at the regulated standard interconnection rates presently under court review. The Company's interconnection agreement with Deutsche Telekom permits the parties to renegotiate interconnection rates or other provisions of the agreement in the event of a change in the German regulatory environment or other circumstances which have a bearing on the economic basis of the interconnection agreement, a party's license situation or those which are considered by both parties to materially affect the interconnection agreement in any other way. In addition, Deutsche Telekom has the right under the agreement to apply to the RegTP for a ruling regarding (i) whether the Company's German network structure, in particular the number and locations of points of interconnection with Deutsche Telekom, entitles the Company to interconnection as defined by Section 35 of the German Telekom Act and
(ii) whether the structure entitles the Company to the switching of calls originating Germany-wide. If Deutsche Telekom requests such a ruling, the interconnection agreement will have to be amended to reflect this ruling. Deutsche Telekom has informed the Company by letter dated May 29, 1998 that it will request such a ruling from the RegTP in accordance with the interconnection agreement. The request is presently being reviewed by the RegTp. An unfavorable decision by the RegTP overturning its current policy could potentially adversely affect the Company's German business by requiring additional investments into points of interconnection or switching facilities, the payment of higher connection prices or a geographic restriction on the switching of calls.

  The Company is or may become subject to certain other requirements as a licensed telecommunications provider in Germany. For example, licensed providers are under an obligation to present their standard terms and conditions to the RegTP. The RegTP may, based upon certain criteria, decide not to accept these terms and conditions. The Company may also become subject to universal service financing obligations. Currently, it is unlikely that the universal service financing system will be implemented in Germany in the foreseeable future. However, in the event that the system is implemented, Primus could be subject to such universal service requirements and financing schemes if the Company has a market share in Germany of at least 4%.

 Latin America

  Various countries in Latin America have taken initial steps towards deregulation in their telecommunications markets. Each Latin American country has a different national regulatory regime and each country is in a different stage of liberalization. Historically, Latin American countries have reserved the provision of voice services to the state-owned PTT. In the last few years, several Latin American countries have completely or partially privatized their national carriers, including Argentina, Chile, Mexico, Peru and Venezuela. In addition, certain countries have partially or completely opened their local and/or long distance markets, most notably Chile, which has competitive operators in all sectors. Argentina has liberalized certain telecommunications services, such as value-added, paging, data transmission, and Personal Communications Services (PCS). Brazil currently is in the process of opening its telecommunications market to competition. Brazil intends to privatize Telecomunicacoes Brasileras S.A. ("Telebras"), which, through its 28 regional subsidiaries, hold a monopoly over the provision of local telephone services, as well as Empresa Brasiliera de Telecomunicacoes, S.A. the monopoly provider of long distance and international telephone services. Moreover,

Columbia has recently opened national and international long distance services to competition, and has awarded two new concessions for the provision of these services to two major local exchange carriers in Colombia--Empresas de Telecomunicaciones de Bogota and Orbitel, S.A. In Colombia the provision of value-added services and voice services to closed-user groups is open to competition. Mexico initiated competition in the domestic and international long distance services market on January 1, 1996, which are subject to a concession requirement. In addition, the Mexican government has recently opened basic telephony, and is currently auctioning radioelectric spectrum frequencies for the provision of PCS and LMDS. Value-added services are also fully open to competition in Mexico. Finally, in the Central American region, Guatemala and El Salvador have recently opened their telecommunications market to competition, abolishing all restrictions on foreign investment in this sector. Other countries in Central America, such as Nicaragua and Honduras, are in the process of privatizing their state-owned carriers, and have not fully opened their markets to competition.

EMPLOYEES

  The following table summarizes the number of full-time employees of the Company (including those employees added as a result of the TresCom Merger) as of June 15, 1998, by region and classification:

                                                     NORTH   ASIA-
                                                    AMERICA PACIFIC EUROPE TOTAL
                                                    ------- ------- ------ -----
   Management and Administrative...................   123      55      9    187
   Sales and Marketing.............................   192     106     15    313
   Customer Service and Support....................   106      66     17    189
   Technical.......................................    92      79     12    183
                                                      ---     ---    ---    ---
     Total.........................................   513     306     53    872
                                                      ===     ===    ===    ===

  The Company has never experienced a work stoppage, and none of the Company's employees, including the employees of TresCom, are represented by a labor union or covered by a collective bargaining agreement. The Company considers its employee relations to be excellent.

PROPERTIES

  The Company currently leases its corporate headquarters which is located in McLean, Virginia. Additionally, the Company also leases administrative, technical and sales office space in Washington, D.C., the New York City metropolitan area, Los Angeles and Tampa in the United States; Melbourne, Sydney, Brisbane, Perth and Adelaide in Australia; London in the United Kingdom; Vancouver, Toronto and Montreal in Canada; Tokyo in Japan; Mexico City in Mexico; and Frankfurt in Germany. Total leased space approximates 130,000 square feet and the total annual lease costs are approximately $2.9 million. The operating leases expire at various times through 2006.

  TresCom leases all of its facilities, including its administrative and sales offices, and its switch locations. TresCom's headquarters in Fort Lauderdale, Florida consist of approximately 20,600 square feet of office space under leases that expire through April 2003. In addition, TresCom leases an aggregate of approximately 70,000 square feet where it maintains its sales offices or switches.

  Certain communications equipment which includes network switches and transmission lines are leased through operating and capital leases.

  Management believes that the Company's present administrative and sales office facilities are adequate for its anticipated operations and that similar space can readily be obtained as needed. The Company believes the current leased facilities to house existing communications equipment are adequate. However, as the Company's Network of switches grows, the Company expects to lease additional locations to house the new equipment.

LEGAL PROCEEDINGS

  The Company is from time to time involved in litigation incidental to the conduct of its business. The Company believes the outcome of pending legal proceedings to which the Company is a party will not have a material adverse effect on the Company's business, financial condition, results of operations, or cash flows.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table and biographies set forth information concerning the individuals who serve as directors and executive officers of the Primus:

                                                                         YEAR OF EXPIRATION
NAME                          AGE                POSITION                OF TERM AS DIRECTOR
----                          ---                --------                -------------------
K. Paul Singh(1)............   47 Chairman of the Board of Directors,           1999
                                  President, and Chief Executive Officer
Neil L. Hazard..............   46 Executive Vice President and Chief             N/A
                                  Financial Officer
John F. DePodesta...........   53 Executive Vice President, and Director        1999
Ravi Bhatia.................   49 Chief Operating Officer, Primus                N/A
                                  Australia
Yousef Javadi...............   42 Chief Operating Officer, Primus North          N/A
                                  America
John Melick.................   39 Vice President of International                N/A
                                  Business Development
Jay Rosenblatt..............   33 Vice President, Global Carrier                 N/A
                                  Services
Herman Fialkov(2)(3)........   76 Director                                      2000
David E. Hershberg(2).......   61 Director                                      2000
Douglas Karp................   42 Director                                      2001
John G. Puente(1)(3)........   68 Director                                      2001

--------
(1) Member of Nominating Committee.
(2) Member of Compensation Committee.
(3) Member of Audit Committee.

  K. Paul Singh co-founded Primus in 1994 with Mr. DePodesta and serves as its Chairman, President and Chief Executive Officer. From 1991 until he co-founded Primus, he served as the Vice President of Global Product Marketing for MCI. Prior to joining MCI, Mr. Singh was the Chairman and Chief Executive Officer of Overseas Telecommunications, Inc. ("OTI"), a provider of private digital communications in over 26 countries which he founded in 1984 and was purchased by MCI in 1991.

  Neil L. Hazard joined Primus in 1996 as its Executive Vice President and Chief Financial Officer. Prior to joining Primus, Mr. Hazard was employed by MCI in several executive positions, most recently as its Director of Corporate Accounting and Financial Reporting, responsible for consolidation of MCI's financial results, external reporting to stockholders and SEC reporting. Mr. Hazard served as acting Controller of MCI for six months and as Director of Global Product Marketing. Prior to joining MCI in 1991, Mr. Hazard served as the Chief Financial Officer of OTI.

  John F. DePodesta co-founded Primus in 1994 with Mr. Singh, and serves as a director and its Executive Vice President. In addition to his position with Primus, Mr. DePodesta currently serves as the Chairman of the Board of Iron Road Railways Incorporated, which he co-founded in 1994, and served as Senior Vice President, Law and Public Policy of Genesis Health Ventures, Inc. from January 1996 through March 1998. Additionally, since 1994 he has been "of counsel" to the law firm of Pepper Hamilton LLP, where he was previously a partner since 1979. Before joining Pepper Hamilton LLP, Mr. DePodesta served as the General Counsel of Consolidated Rail Corporation. See "Certain Transactions."

  Ravi Bhatia joined Primus in October 1995 as the Managing Director of Primus Telecommunications Pty., Ltd. (Australia). In March 1996 Mr. Bhatia became the Chief Operating Officer of Primus Australia and as such is responsible for implementing Primus's business strategy in Australia. Mr. Bhatia has over 26 years of international experience in the telecommunications industry, which includes nine years of employment with MCI in various sales and marketing positions. Most recently, he served as the Director of Sales and Marketing for MCI in the South Pacific Region, based in Sydney.

  Yousef Javadi joined Primus in March 1997 as Chief Operating Officer of Primus North America. Prior to joining Primus, Mr. Javadi was Vice President of Business Development at GE Americom (a GE Capital company) from 1995-1997. From 1991-1995 Mr. Javadi was at MCI, as Director of Global Services. From 1985-1991 he was at OTI as Vice President of Sales and Marketing. Prior to OTI, Mr. Javadi worked at Hughes Network Systems.

  John Melick joined Primus in 1994 as its Vice President of Sales and Marketing, and since 1996, has served as Vice President of International Business Development of the Company. Prior to joining Primus, Mr. Melick was a Senior Manager with MCI responsible for the day-to-day management of its global product portfolio in Latin America and the Caribbean region. He joined MCI in 1991 at the time of the acquisition of OTI where he managed the development of OTI's service expansion into Mexico and Latin America.

  Jay Rosenblatt has served as Primus' Vice President of Global Carrier Services since January 1996 and previously was Director of Marketing and Sales responsible for Primus' commercial programs from September 1994 to January 1996. Prior to joining Primus in 1994, Mr. Rosenblatt was with MCI as the marketing manager responsible for private network services in the Americas and Caribbean.

  Herman Fialkov became a director of Primus in 1995. Mr. Fialkov is a consultant to Newlight Management LLC and a General Partner of PolyVentures Associates, L.P., a venture capital firm and has been associated with various venture capital firms since 1968. Previously, he was an officer and director of General Instrument Corporation which he joined in 1960 as a result of its acquisition of General Transistor Corporation, a company Mr. Fialkov founded.

  David E. Hershberg became a director of Primus in 1995. Mr. Hershberg is the founder, President and CEO of GlobeComm Systems, Inc., a system integrator of satellite earth stations. From 1976 to 1994, Mr. Hershberg was the President and Chief Executive Officer of Satellite Transmission Systems, Inc., a global provider of satellite telecommunications equipment, and became a Group President of California Microwave, Inc., a company that acquired Satellite Transmission Systems, Inc.

  Douglas M. Karp became a director Primus in June 1998. Mr. Karp has been a Managing Director of E.M. Warburg, Pincus & Co., LLC (or its predecessor, E.M. Warburg, Pincus & Co., Inc.) since May 1991. Prior to joining E.M. Warburg, Pincus & Co., LLC, Mr. Karp held several positions with Salomon Inc. including Managing Director from January 1990 to May 1991, Director from January 1989 to December 1989 and Vice President from October 1986 to December 1988. Mr. Karp is a director of LCI International, Inc., TV Filme, Inc., Journal Register Company and several privately held companies.

  John G. Puente became a director of Primus in 1995. From 1987 to 1995, he was Chairman of the Board and CEO of Orion Network Systems, a satellite telecommunications company. Mr. Puente is currently Chairman of the Board of Telogy Networks, Inc., a privately-held company. Prior to joining Orion, Mr. Puente was Vice Chairman of M/A-Com Inc., now known as Hughes Network Systems, Inc., a diversified telecommunications and manufacturing company, which he joined in 1978 when M/A-Com acquired Digital Communications Corporation, a satellite terminal and packet switching manufacturer of which Mr. Puente was a founder and Chief Executive Officer.

  Under the terms of a shareholders' agreement entered into in connection with the TresCom Merger among Primus, Warburg, Pincus and Mr. Singh, Primus has agreed to nominate one individual selected by Warburg, Pincus and reasonably acceptable to the non-employee directors of Primus, to serve as a member of the Primus board of directors. The foregoing nomination right remains effective so long as Warburg, Pincus is the beneficial owner of 10% or more of the outstanding Common Stock. In June 1998, Mr. Karp joined the Primus board of directors pursuant to the foregoing arrangement.

CLASSIFIED BOARD OF DIRECTORS

  Pursuant to the Company's By-Laws, the Board of Directors is divided into three classes of directors each containing, as nearly as possible, an equal number of directors. Directors within each class are elected to serve three-year terms and approximately one-third of the directors sit for election at each annual meeting of the Company's stockholders. A classified board of directors may have the effect of deterring or delaying any attempt by any group to obtain control of the Company by a proxy contest since such third party would be required to have its nominees elected at two separate annual meetings of the Board of Directors in order to elect a majority of the members of the Board of Directors. Directors who are elected to fill a vacancy (including vacancies created by an increase in the number of directors) must be confirmed by the stockholders at the next annual meeting of stockholders whether or not such director's term expires at such annual meeting.

COMPENSATION OF DIRECTORS

  During 1997, Primus paid each director $500 for each Primus Board meeting and each Primus Committee meeting attended by such director in person. Commencing with 1998, Primus pays directors an annual fee of $10,000 and will reimburse their expenses for attending meetings, but has discontinued paying any meeting fees. In addition, Primus grants each person who becomes an Eligible Director (as defined in the Director Option Plan) options to purchase 15,000 shares of the Common Stock pursuant to Primus's Director Option Plan which vest one-third upon the grant date, and one-third on each of the first and second anniversary of the grant dates. Primus did not grant any such options in 1997.

COMMITTEES OF THE BOARD

  The Company's Board of Directors has appointed an Audit Committee, Nominating Committee and a Compensation Committee.

  Audit Committee. The Audit Committee, which currently consists of Mr. Puente and Mr. Fialkov, has the authority and responsibility: to hire one or more independent public accountants to audit the Company's books, records and financial statements and to review the Company's systems of accounting (including its systems of internal control); to discuss with such independent public accountants the results of such audit and review; to conduct periodic independent reviews of the systems of accounting (including systems of internal control); and to make reports periodically to the Board of Directors with respect to its findings.

  Nominating Committee. The Nominating Committee, which currently consists of Messrs. Puente (Chairman) and Singh, is responsible for selecting those persons to be nominated to the Company's Board of Directors.

  Compensation Committee. The Compensation Committee, which currently consists of Messrs. Fialkov (Chairman) and Hershberg, is responsible for fixing the compensation of the Chief Executive Officer and the other executive officers, deciding other compensation matters such as those relating to the operation of the Company's Employee Stock Option Plan and Director Stock Option Plan, including the award of options under the Employee Stock Option Plan, and approving certain aspects of the Company's management bonus plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee of the Primus Board consists of Messrs. Fialkov and Hershberg, who were not at any time officers or employees of Primus. No executive officer of Primus serves as a member of the board of directors or compensation committee of another entity which has one or more executive officers that will serve as a member of the Primus Board or the Primus Compensation Committee.

EXECUTIVE COMPENSATION

  The following table sets forth, for the years ended December 31, 1997, 1996 and 1995 certain compensation information with respect to Primus's Chief Executive Officer and the other Company officers named therein (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                    ANNUAL COMPENSATION         LONG-TERM COMPENSATION
                                  -------------------------- -----------------------------
                                                                    AWARDS         PAYOUTS
                                                             --------------------- -------
                                                      OTHER             SECURITIES           ALL
                                                     ANNUAL  RESTRICTED UNDERLYING          OTHER
                                                     COMPEN-   STOCK     OPTIONS/   LTIP   COMPEN-
                                  SALARY      BONUS  SATION   AWARD(S)     SARS    PAYOUTS SATION
NAME AND PRINCIPAL POSITION  YEAR   ($)        ($)     ($)      ($)        (#)       ($)     ($)
---------------------------  ---- -------    ------- ------- ---------- ---------- ------- -------
K. Paul Singh--Chairman      1997 247,692    160,000   --       --       100,000     --      --
 of
 the Board of Directors,     1996 185,000    100,000   --       --       338,100     --      --
 President and Chief         1995 185,000(1)     --    --       --           --      --      --
  Executive Officer
Neil L. Hazard--Executive    1997 159,231    100,000   --       --        40,000     --      --
 Vice President and Chief    1996 118,461     60,000   --       --       304,290     --      --
 Financial Officer           1995     --         --    --       --           --      --      --
Yousef B. Javadi--Chief      1997 121,154     60,000   --       --       170,000     --      --
 Operating Officer,          1996     --         --    --       --           --      --      --
  Primus
 North America               1995     --         --    --       --           --      --      --
John F. DePodesta--          1997 100,000        --    --       --       180,000     --      --
 Executive
 Vice President              1996     --      10,000   --       --           --      --      --
                             1995     --         --    --       --       101,430     --      --
Ravi Bhatia--Chief           1997 105,004     50,000   --       --        30,000     --      --
 Operating
 Officer, Primus             1996  96,740     30,000   --       --        33,810     --      --
  Australia
                             1995  21,580        --    --       --        67,620     --      --

--------
(1) Of this amount, payment of $77,200 was deferred and subsequently paid on July 31, 1996.

STOCK OPTIONS GRANTED TO CERTAIN EXECUTIVE OFFICERS DURING LAST FISCAL YEAR

  Under the Stock Option Plan, options to purchase Common Stock are available for grant to selected employees of Primus. Options are also available for grant to eligible directors under Primus's Director Stock Option Plan. The following table sets forth certain information regarding options for the purchase of Common Stock that were awarded to the Named Executive Officers during 1997.

             OPTION GRANTS IN FISCAL YEAR ENDED DECEMBER 31, 1997

                                                                         POTENTIAL REALIZABLE
                                                                           VALUE AT ASSUMED
                                                                         ANNUAL RATE OF STOCK
                                                                        PRICE APPRECIATION FOR
                                       INDIVIDUAL GRANTS                      OPTION TERM
                         ---------------------------------------------- -----------------------
                         NUMBER OF   PERCENT OF
                         SECURITIES    TOTAL
                         UNDERLYING   OPTIONS/
                          OPTIONS/      SARS
                            SARS     GRANTED TO  EXERCISE OF
                          GRANTED   EMPLOYEES IN BASE PRICE  EXPIRATION     5%         10%
NAME                        (#)     FISCAL YEAR    ($/SH)       DATE       ($)         ($)
----                     ---------- ------------ ----------- ---------- -----------------------
K. Paul Singh--Chairman   100,000         9%       $14.00     12/22/02     386,820      854,700
 of the
 Board of Directors,
 President
 and Chief Executive
 Officer
Neil L. Hazard--           40,000         4%       $14.00     12/22/02     154,728      341,880
 Executive Vice
 President and Chief
 Financial Officer
Yousef B. Javadi--Chief                  14%
 Operating                150,000                  $ 8.25      3/21/02     341,921      755,494
 Officer, Primus North
  America                  20,000         2%       $14.00     12/22/02      77,364      170,940
John F. DePodesta--       180,000        17%       $14.00     12/22/02     696,276    1,538,460
 Executive Vice
 President
Ravi Bhatia--Chief         30,000         3%       $14.00     12/22/02     116,046      256,410
 Operating Officer,
 Primus Australia

  There were no options exercised by Primus's Chief Executive Officer or the Named Executive Officers during the year ended December 31, 1997.

STOCK PLANS

  Employee Stock Option Plan. The Company established the Employee Stock Option Plan for its employees and consultants on January 2, 1995. Recently, the Board adopted and the stockholders approved an amendment to the Employee Stock Option Plan that, among other things, increased the number of options available for grant and expanded the category of plan participants. The Employee Stock Option Plan provides for the grant to selected full and part-time employees and consultants of the Company and its Subsidiaries who contribute to the development and success of the Company and its Subsidiaries of both "incentive stock options" within the meaning of Section 422 of the Code ("ISOs") and options that are non-qualified for federal income tax purposes ("NQSOs"); provided, however, that consultants are eligible for the grant of NQSOs only. The total number of shares of Common Stock for which options may be granted pursuant to the Employee Stock Option Plan is 3,690,500, of which 917,522 are available for future grants, subject to certain adjustments reflecting changes in the Company's capitalization. No individual may receive, over the term of the Employee Stock Option Plan, Options for more than an aggregate of 25% of the shares authorized for grant under the Employee Stock Option Plan. The Employee Stock Option Plan is currently administered by the Compensation Committee of the Board which is comprised of directors who are not also employees of the Company. The Compensation Committee determines, among other things, which employees and consultants will receive options under the Employee Stock Option Plan, the time when options will be granted, the type of option (ISO or NQSO, or both) to be granted, the number of shares subject to each option, the time or times when the options will become exercisable and expire, and, subject to certain conditions discussed below, the option price and duration of the option. Board members administering the Employee Stock Option Plan may vote on any matters affecting the administration of the Plan, except that no member may act upon the granting of an option to himself or herself.

  The exercise price of the options granted under the Employee Stock Option Plan is determined by the Board of Directors, but may not be less than the fair market value per share of the Common Stock on the date the option is granted. If, however, an ISO is granted to any person who, at the time of the grant, owns capital stock possessing more than 10% of the total combined voting power of all classes of the company's capital stock, then the exercise price for such ISO may not be less than 110% of the fair market value per share of the Common Stock on the date the option is granted. The Board of Directors also determines the method of payment for the exercise of options under the Employee Stock Option Plan, and may consist entirely of cash, check, promissory notes or Common Stock having a fair market value on the date of surrender equal to the aggregate exercise price. The Board of Directors, in its sole discretion, may cooperate with an optionee to complete a cashless exercise transaction.

  Options are not assignable or transferrable other than by will or the laws of descent and distribution. In general, if an employee's employment with, or a consultant's engagement by, the Company is terminated for any reason, such employee's or consultant's options exercisable on the date of termination are exercisable for three months following the date of termination. If the Board of Directors makes a determination that a terminated employee or consultant engaged in disloyalty to the Company, disclosed proprietary information, is convicted of a felony, or breached the terms of a written confidentiality agreement or non-competition agreement, all unexercised options held by such employee or consultant terminate upon the earlier of the date of such determination or the date of termination. If the employment or service of an employee or consultant terminates because of disability or death, such employee's or consultant's options that are exercisable on the date of disability or death will remain exercisable for 12 months following the date of disability or death; provided, however, that if a disabled employee or consultant commences employment or service with a competitor of the Company during that 12-month period, all options held by the employee or consultant terminate immediately.

  Options issued pursuant to the Employee Stock Option Plan outstanding on the date of a "change in control" of the Company become immediately exercisable on such date. A change in control for purposes of the Employee Stock Option Plan includes the acquisition by any person or entity of the beneficial ownership of 50% or more of the voting power of the Company's stock, the approval by the Company's stockholders of a merger, reorganization or consolidation of the Company in which the Company's stockholders do not own 50% or more of the voting power of the stock of the entity surviving such a transaction, the approval of the Company's stockholders of an agreement of sale of all or substantially all of the Company's assets, and the acceptance by the Company's stockholders of a share exchange in which the Company's stockholders do not own 50% or more of the voting power of the stock of the entity surviving such exchange.

  There are no federal income tax consequences to the Company on the grant or exercise of an ISO. If an employee disposes of stock acquired through the exercise of an ISO within one year after the date such stock is acquired or within two years after the grant of the ISO (a "Disqualifying Disposition"), the Company will be entitled to a deduction in an amount equal to the difference between the fair market value of such stock on the date it is acquired and the exercise price of the ISO. There are no tax consequences to the Company if an ISO lapses before exercise or is forfeited. The grant of a NQSO has no immediate tax consequences to the Company. Upon the exercise of a NQSO by an employee or consultant, the Company is entitled to a deduction in an amount equal to the difference between the fair market value of the share acquired through exercise of the NQSO and the exercise price of the NQSO. There are no tax consequences to the Company if a NQSO lapses before exercise or is forfeited.

  An employee who receives an ISO is not subject to federal income tax on the grant or exercise of the ISO; however, the difference between the option price and the fair market value of the Common Stock received on the exercise of the ISO ("ISO Stock") is an adjustment for purposes of the alternative minimum tax. Upon the exercise of an ISO, an employee will have a basis in the ISO Stock received equal to the amount paid. An employee will be subject to capital gain or loss upon the sale of ISO Stock, unless such sale constitutes a Disqualifying Disposition, equal to the difference between the amount received for the stock and the employee's basis in such. The gain or loss will be long- or short-term, depending on the length of time the ISO Stock was held prior to disposition. There are no tax consequences to an employee if an ISO lapses before exercise or is forfeited.

  In the event of a Disqualifying Disposition, an employee will be required to recognize (1) taxable ordinary income in an amount equal to the difference between the fair market value of the ISO Stock on the date of exercise of the ISO and the exercise price; and (2) capital gain or loss (long- or short-term, as the case may be) in an amount equal to the difference between (a) the amount realized by the employee upon the Disqualifying Disposition and (b) the exercise price paid by the employee for the stock, increased by the amount of ordinary income recognized by the employee, if any. If the disposition generates an allowable loss (e.g., a sale to an unrelated party not within 30 days of purchase of Common Stock), then the amount required to be recognized by the employee as ordinary income will be limited to the excess, if any, of the amount realized on the sale over the basis of the stock.

  The Employee Stock Option Plan allows an employee or consultant to pay an exercise price in cash or shares of the Company's Common Stock. If the employee pays with shares of the Company's Common Stock that are already owned, the basis of the newly acquired ISO Stock will depend on the tax character and number of shares of the previously owned stock used as payment. If an employee pays with shares acquired upon other than the exercise of an ISO ("non-ISO Stock"), the transaction will be tax-free to the extent that the number of shares received does not exceed the number of shares of non-ISO Stock paid. The basis of the number of shares of newly acquired ISO Stock which does not exceed the number of shares of non-ISO Stock paid will be equal to the basis of the shares paid. The employee's holding period with respect to such shares will include the holding period of the shares of non-ISO Stock paid. To the extent that the employee receives more new shares than shares surrendered, the "excess" shares of ISO Stock will take a zero basis. If an employee exercises an ISO by using stock that is previously acquired ISO Stock, however, certain special rules apply. If the employee has not held the previously acquired ISO Stock for at least two years from the date of grant of the related ISO and one year from the date the employee acquired the previously acquired ISO Stock, the use of such ISO Stock to pay the exercise price will constitute a Disqualifying Disposition and subject the employee to income tax with respect to the ISO Stock as described above. In such circumstances, the basis of the newly acquired ISO Stock will be equal to the fair market value of the previously acquired ISO Stock used as payment.

  The grant of a NQSO has no immediate tax consequences to an employee or consultant. The exercise of a NQSO requires an employee or consultant to include in gross income the amount by which the fair market value of the acquired shares exceeds the exercise price on the exercise date. The Company is required to withhold income and employment taxes from an employee's wages on account of this income. The employee's or consultant's basis in the acquired shares will be their fair market value on the date of exercise. Upon a subsequent sale of such shares, the employee or consultant will recognize capital gain or loss equal to the difference between the sales price and the basis in the stock. The capital gain or loss will be long- or short-term, depending on whether the employee or consultant has held the shares for more than one year. There are no tax consequences to an employee or consultant if a NQSO lapses before exercise or is forfeited. If an employee or consultant uses previously owned Common Stock as payment for the exercise price of a NQSO, to the extent the employee or consultant surrenders the same number of shares received, the exchange is tax-free and the new shares will have a basis equal to that of the shares surrendered. The holding period for the new shares will include the period the employee or consultant held the surrendered shares. To the extent the employee or consultant receives more new shares than shares surrendered, the excess shares are treated as having been acquired for no consideration and the fair market value of such excess shares is includible in the employee's or consultant's income as compensation. The basis of the excess shares is their fair market value at the time of receipt. If the previously owned shares consist of ISO Stock for which the holding requirements were not met such that their use as payment of the exercise price constituted a Disqualifying Disposition, the employee will have the income tax consequences described above.

  The Board of Directors has authority to suspend, terminate or discontinue the Employee Stock Option Plan or revise or amend it in any manner with respect to options granted after the date of revision. No such revision, however, can change the aggregate number of shares subject to the Employee Stock Option Plan, change the designation of employees eligible thereunder, or decrease the price at which options may be granted. The Board may not grant any options under the Employee Stock Option Plan after January 2, 2005.

  TresCom International Stock Option Plan. In connection with the TresCom Merger, the Company assumed a stock option plan previously sponsored by TresCom. Pursuant to the terms of the TresCom Merger Agreement, each outstanding option to acquire one share of TresCom common stock was converted into an option to acquire 0.6147 shares of Company Common Stock. As assumed by the Company, options to acquire 374,361 shares of Company Common Stock are outstanding under this stock option plan (the "Primus- TresCom Option Plan"). The Primus-TresCom Option Plan provides for an equitable adjustment in the number and price of shares of Common Stock with respect to outstanding Options in the event the outstanding shares of Common Stock are increased or decreased through stock dividends, recapitalizations, reorganizations or similar things.

  The Primus-TresCom Option Plan is intended as an incentive and to encourage stock ownership by the officers, key employes, consultants and directors of TresCom prior to the TresCom Merger in order to increase their proprietary interest in the success of the Company and to encourage them to continue to provide services to the Company. No additional stock options will be granted under the Primus-TresCom Option Plan.

  The Primus-TresCom Option Plan is administered by the board of directors of the Company or by a committee appointed by the board of directors and consisting of not less than two members of the board of directors who are not also employees of the Company or any of its subsidiaries (the "Committee"). The Primus-TresCom Option Plan does not limit the length of time a director may serve as part of the Committee. Subject to the terms of the Primus-TresCom Option Plan, the board of directors or the Committee will have the exclusive authority to interpret, administer and make determinations under the Primus-TresCom Option Plan.

  All Options granted under the Primus-TresCom Option Plan are in the form of ISOs. Payment for the shares of Common Stock purchased under an Option must be made in full upon exercise of the Option, by certified or bank cashier's check payable to the order of the Company or by any other means acceptable to the Company, including, without limitation, tender of shares of Common Stock then owned by the optionee.

  Each grant of an Option under the Primus-TresCom Option has been evidenced by an Option Agreement which sets forth the number of shares of Common Stock subject to the Option and includes other terms and conditions applicable to the Option. Options are not assignable or transferable except by will or by the laws of descent and distribution, and, during the lifetime of the optionee, the Option may be exercised only by the optionee.

  All Options issued under the Primus-TresCom Option Plan are entirely vested and exercisable in full.

  The tax consequences to the Company and the recipient of the Option upon the grant and exercise of either a NQSO or ISO, and the sale of Common Stock acquired upon exercise thereof, are identical to those described for NQSOs and ISOs under "--Employee Stock Option Plan" above.

  Director Stock Option Plan. The Company also established a Director Stock Option Plan on July 27, 1995, as amended. The purpose of the Director Stock Option Plan is to encourage ownership in the Company by outside directors (present or future incumbent directors who are not affiliated with or employees of the Company or any subsidiary and who have not been nominated to serve as directors pursuant to an agreement with the Company) whose services are considered essential to the Company's continued progress. Options granted under the Director Stock Option Plan are NQSOS. The Director Stock Option Plan is administered by a committee of the Board of Directors consisting of those directors who are not eligible to receive grants thereunder. The total number of shares of Common Stock for which options may be granted pursuant to the Director Stock Option

Plan is 338,100. On the effective date of the Director Stock Option Plan or the first date thereafter that any director becomes eligible to receive an award under the Director Stock Option Plan, each eligible director will automatically receive an option to purchase 15,000 shares of Common Stock, exercisable for 5,000 shares immediately, and 5,000 on each of the next two anniversary dates of the grant date. All options become immediately exercisable, however, upon the retirement of a director in accordance with any mandatory retirement policy of the Board, upon the death or permanent disability of a director, or if the Company merges with another Company and is not the surviving corporation, the Company enters into an agreement to sell or otherwise dispose of all or substantially all of its assets, or any person or group acquires more than 20% of the Company's outstanding voting stock.

  The option price is the fair market value at the date on which an option is granted. Payment for the exercise of options may consist of cash or Common Stock. Options issued under the Director Stock Option Plan are not transferable other than by will or the laws of descent and distribution. Options expire upon the earlier of five years from the date they were granted or three years following either the retirement or resignation of the director, the failure of the director to be re-elected, or the permanent disability or death of the director. No options may be granted under the Director Stock Option Plan after December 31, 2005.

  The grant of a NQSO has no immediate tax consequences to the Company. Upon the exercise of a NQSO by a director, the Company is entitled to a deduction in an amount equal to the difference between the fair market value of the share acquired through exercise of the NQSO and the exercise price of the NQSO. There are no tax consequences to the Company if a NQSO lapses before exercise or is forfeited.

  The tax consequences to a director upon the grant and exercise of a NQSO, and the sale of Common Stock acquired upon exercise thereof, are identical to those described for NQSOs under "--Employee Stock Option Plan" above, except that the Company has no withholding obligations upon the exercise of a NQSO by a director.

  Employee Stock Purchase Plan. During 1997, the Board adopted and the stockholders approved an Employee Stock Purchase Plan (the "ESP Plan"). The ESP Plan provides employees with the right to purchase shares of Common Stock through payroll deduction. A total of 2,000,000 shares of Common Stock are available for purchase under the ESP Plan, subject to adjustment in the number and price of shares of Common Stock available for purchase in the event the outstanding shares of Common Stock are increased or decreased through stock dividends, recapitalizations, reorganizations or similar changes. The Plan is to be administered by the Board, which may delegate responsibility for such administration to a committee of the Board (the "Committee"). Subject to the terms of the ESP Plan, the Board or the Committee shall have authority to interpret the ESP Plan, to prescribe, amend and rescind rules and regulations relating to it, and to make all other determinations deemed necessary or advisable in administering the ESP Plan.

  An employee of a Participating Company is eligible to participate in the ESP Plan if the employee, as of the last day of the month immediately preceding the effective date of an election to purchase shares of Common Stock pursuant to the ESP Plan: (1) has been employed on a full-time basis for at least six consecutive months; or (2) has been employed on a part-time basis for at least 24 consecutive months. Presently, only employees of the Company residing in the United States are eligible to participate in the ESP Plan. An employee is considered to be a part-time employee if the employee is scheduled to work at least 20 hours per week. Notwithstanding the foregoing, any employee who, after purchasing Common Stock under the ESP Plan, would own five percent or more of the total combined voting power or value of all classes of stock of the Company or any parent corporation or subsidiary corporation thereof is not eligible to participate. Ownership of stock is determined in accordance with the provisions of Section 424(d) of the Internal Revenue Code. Further, an employee is not eligible to participate if such participation would permit such employee's rights to purchase stock under all employee stock purchase plans of the Participating Companies which meet the requirements of section 423(b) of the Code to accrue at a rate which exceeds $25,000 in fair market value (as determined pursuant to section 423(b)(8) of the Code) for each calendar year in which such option is outstanding.

  Eligible employees may elect to participate in the ESP Plan during an offering which starts on the first day of each month beginning on or after adoption of the ESP Plan by the Board ("Offering Commencement Date") and ends on the last day of each month ("Offering Termination Date"). Shares will be deemed to have been purchased on the Offering Termination Date. The purchase price per share offered under the ESP Plan will be 85 percent of the lesser of: (1) the fair market value per share on the Offering Commencement Date, or if such date is not a trading day, then on the next trading day thereafter; or
(2) the fair market value per share on the Offering Termination Date, or if such date is not a trading day, then on the next trading day thereafter.

  An eligible employee who wishes to participate in the ESP Plan shall file an election form with the Board or Committee at least 15 days before the Offering Commencement Date for the first offering for which such election form is effective, on which he may elect to have payroll deductions made from his compensation on each regular payday during the time he is a participant in the ESP Plan. All payroll deductions shall be credited to the participant's account under the ESP Plan. A participant who is on an approved leave of absence may authorize continuing payroll deductions.

  If the total number of shares of Common Stock for which purchase rights are exercised on any Offering Termination Date exceeds the maximum number of shares of Common Stock available, the Board or Committee shall make a pro rata allocation of shares available for delivery and distribution in as nearly a uniform manner as practicable, and as it shall determine to be fair and equitable, and the unapplied account balances shall be returned to participants as soon as practicable following the Offering Termination Date.

  A participant may discontinue his participation in the ESP Plan at any time, but no other change can be made during an offering, including, but not limited to, changes in the amount of payroll deductions for such offering. A participant may change the amount of payroll deductions for subsequent offerings by giving written notice of such change to the Board or Committee on or before the 15th day of the month immediately preceding the Offering Commencement Date for the offering for which such change is effective.

  A participant may elect to withdraw the balance credited to the participant's account by providing a termination form to the Board or the Committee at any time before the Offering Termination Date applicable to any offering. A participant may withdraw all, but not less than all, of the amounts credited to the participant's account. All amounts credited to such participant's account shall be paid as soon as practicable following the Committee's receipt of the participant's termination form, and no further payroll deductions will be made with respect to the participant. A participant who elects to withdraw from an offering shall be deemed to have elected not to participate in each of the four succeeding offerings following the date on which the participant gives a termination form to the Committee.

  Upon termination of a participant's employment for any reason other than death, including termination due to disability or continuation of a leave of absence beyond 90 days, all amounts credited to such participant's account shall be returned to the participant. In the event of a participant's (1) termination of employment due to death or (2) death after termination of employment but before the participant's account has been returned, all amounts credited to such participant's account shall be returned to the participant's successor-in-interest. A participant who is on an approved leave of absence shall remain eligible to participate in the ESP Plan until the end of the first offering ending after commencement of such approved leave of absence. A participant who has been on an approved leave of absence for more than 90 days shall not be eligible to participate in any offering that begins on or after the commencement of such approved leave of absence so long as such leave of absence continues.

  All funds held or received by the Company under the ESP Plan may be used for any corporate purpose until applied to the purchase of shares of Common Stock or refunded to employees and shall not be segregated from the general assets of the Company. Shares of Common Stock purchased under the ESP Plan will be issued from the Company's treasury stock or from the Company's authorized but unissued shares. The Participating Companies shall pay all fees and expenses incurred (excluding individual Federal, state, local or other taxes) in connection with the ESP Plan.

  An Employee's rights under the ESP Plan belong to the employee alone and may not be transferred or assigned to any other person during the employee's lifetime. After the shares of Common Stock have been issued under the ESP Plan, such shares may be assigned or transferred the same as any other shares.

  The Plan is not qualified under Section 401(a) of the Internal Revenue Code. The Company generally will not be entitled to a deduction with respect to stock purchased under the ESP Plan, unless the stock is disposed of less than one year after the Common Stock is purchased by the employee, or less than two years after each Offering Commencement Date.

  Generally, no tax consequences arise at the time the participant purchases shares of Common Stock. If a participant does not dispose of shares of Common Stock purchased under the ESP Plan for at least one year after the date of purchase and at least two years after the grant of the purchase right, he will be deemed to have received compensation taxable as ordinary income for the taxable year in which the disposition occurs in an amount equal to the lesser of (a) the 15% discount originally allowed, or (b) the excess over the purchase price of (i) the amount actually received for the shares if sold or exchanged or (ii) the fair market value of the shares on the date of any other termination of his ownership (such as by gift). The amount of such ordinary income is then added to the participant's basis in his shares for purposes of determining capital gain or loss.

  If a participant disposes of shares of Common Stock purchased under the ESP Plan less than one year after the date of purchase, or more than one year after the date of purchase but within two years after the grant of the purchase right, he will be deemed to have received compensation taxable as ordinary income in the amount of the difference between the amount paid for the shares and the value of the shares at the time of purchase. If the shares are sold or exchanged, the amount of such ordinary income is added to the participant's basis in his shares for purposes of determining capital gain or loss. If a participant dies before disposing of the shares purchased under the ESP Plan, he will be deemed to have realized compensation income taxable as ordinary income in the taxable year closing with his death in an amount equal to the lesser of clauses (a) and (b)(ii) as set forth in the immediately preceding paragraph. He is deemed not to have realized any capital gain or loss because of death.

  The Board or the Committee shall have the right to amend, modify or terminate the ESP Plan at any time without notice, provided that no employee's then existing rights are adversely affected without his or her consent, and provided further, that upon any amendment of the ESP Plan, stockholder approval will be obtained if required by law.

EMPLOYMENT AGREEMENTS

  K. Paul Singh. Primus has entered into an employment agreement with Mr. Singh (the "Singh Agreement"). The Singh Agreement is a five-year contract, with a term beginning on June 1, 1994 and continuing until May 30, 1999, and from year to year thereafter unless terminated. Under the terms of the Singh Agreement, Mr. Singh is required to devote his full time efforts to Primus as Chairman of the Board, President and Chief Financial Officer. Primus is required to compensate Mr. Singh at an annual rate of $250,000 effective January 1, 1997 (which amount is reviewed annually by the Primus Board and is subject to increase at their discretion). Mr. Singh, however, agreed to defer payment of his base salary from June 1, 1994 through May 31, 1995, which was subsequently paid to him on July 31, 1996. Primus is also obligated to (i) allow Mr. Singh to participate in any bonus or incentive compensation plan approved for senior management of Primus, (ii) provide life insurance in an amount equal to three times Mr. Singh's base salary and disability insurance which provides monthly payments in an amount equal to one-twelfth of his then applicable base salary, (iii) provide medical insurance and (iv) pay up to $2,500 annually for Mr. Singh's personal tax and financial planning services.

  Primus may terminate the Singh Agreement at any time in the event of his disability or for cause, each as defined in the Singh Agreement. Mr. Singh may resign from Primus at any time without penalty (other than the non-competition obligations discussed below). If Primus terminates the Singh Agreement for disability or cause, Primus will have no further obligations to Mr. Singh. If, however, Primus terminates the Singh Agreement other than for disability or cause, Primus will have the following obligations: (i) if the termination is after May 30,

1999, Primus must pay Mr. Singh one-twelfth of his then applicable base salary as severance pay; and (ii) if the termination is before June 1, 1999, Primus must pay to Mr. Singh, as they become due, all amounts otherwise payable if he had remained employed by Primus until June 1, 1999. If Mr. Singh resigns, he may not directly or indirectly compete with Primus's business until six months after his resignation. If Primus terminates Mr. Singh's employment for any reason, Mr. Singh may not directly or indirectly compete with Primus's business until six months after the final payment of any amounts owed to him under the Singh Agreement become due.

  Wesley T. O'Brien. TresCom entered into an employment agreement with Mr. Wesley T. O'Brien (the "O'Brien Agreement") which was amended and restated on February 15, 1997 and was further amended on February 3, 1998. The O'Brien Agreement was to terminate in June 1999 (the "Term"); however, it was terminated by Mr. O'Brien for "Good Reason" (as such term is defined in the O'Brien Agreement) as of June 22, 1998. Mr. O'Brien was required to devote his full time efforts to TresCom as its President and Chief Executive Officer for which he received an annual base salary of $231,000.

  Pursuant to the terms of the O'Brien Agreement, Mr. O'Brien will receive any unpaid salary and bonus, as well as an additional amount equal to the salary remaining for the balance of the Term of the O'Brien Agreement. In addition, Mr. O'Brien agreed to a customary confidentiality clause and to a non-competition clause which prohibits Mr. O'Brien from competing with TresCom for one year from the date of the termination of the O'Brien Agreement.

  The consummation of the TresCom Merger constituted a Change in Control as defined in the O'Brien Agreement, making Mr. O'Brien eligible for a one-time special bonus of $1.5 million (the "O'Brien Special Bonus"). The first installment of the O'Brien Special Bonus was paid contemporaneously with the closing of the TresCom Merger, with the remainder paid upon Mr. O'Brien's termination.

  Other Agreements. TresCom has also entered into agreements with Mr. Dan O'Connor and Ms. Denise Boerger, (the "O'Connor/Boerger Agreements"). The O'Connor/Boerger Agreements each provide for a one-time special bonus of $500,000 in the event of a Change in Control, which was triggered by the recently completed TresCom Merger. The first installment of these bonuses was paid contemporaneously with the closing of the TresCom Merger. The second and third installments are due on the first and second anniversary, respectively, of the change in control so long as Mr. O'Connor or Ms. Boerger, as the case may be, remains employed by the Company.

                             CERTAIN TRANSACTIONS

PRIVATE EQUITY SALE

  In July 1996, Primus completed the sale of 965,999 shares of Common Stock to the (i) Quantum Industrial Partners LDC, the principal operating subsidiary of Quantum Industrial Holdings Ltd., an investment fund advised by Soros Fund Management, a private investment firm owned by Mr. George Soros, (ii) Winston Partners II LDC, the principal operating subsidiary of Winston Partners II Offshore Ltd., an investment fund advised by Chatterjee Management Company, a private entity owned by Dr. Purnendu Chatterjee, (iii) Winston Partners II LLC, an investment fund advised by Chatterjee Management Company and (iv) S-C Phoenix Holdings, L.L.C., an investment vehicle owned by affiliates of Mr. Soros and Dr. Chatterjee (collectively, the "Soros/Chatterjee Group"), for an aggregate purchase price of approximately $8.0 million. The Soros/Chatterjee Group also purchased, for an additional $8.0 million, the right to receive, upon exercise, an indeterminate number of shares of Common Stock with a fair market value of $10.0 million as of the date of exercise, plus up to 627,899 additional shares of Common Stock (the "Soros/Chatterjee Warrants"). The Soros/Chatterjee Warrants have been exercised in full.

  The Soros/Chatterjee Group was granted registration rights pursuant to a registration rights agreement with the Company (the "Registration Rights Agreement"). Under the Registration Rights Agreement, the Soros/Chatterjee Group is entitled to demand registration of its shares after July 31, 1998, a maximum of three times, the third demand being available only if the Soros/Chatterjee Group has not registered 80% of its shares of Common Stock after the first demand registration. The Company is not required to effect any demand registration within 180 days after the effective date of a previous demand registration and may postpone, on one occasion in any 365-day period, the filing or effectiveness of a registration statement for a demand registration for up to 120 days under certain circumstances, including pending material transactions or the filing by the Company of a registration statement relating to the sale of shares for its own account. The Soros/Chatterjee Group is also entitled to unlimited piggyback registrations. All such registrations would be at the Company's expense, exclusive of underwriting discounts and commissions, and legal fees (up to $25,000 for each such offering) incurred by the holders of the registrable securities. The Company and the Soros/Chatterjee Group have entered into customary indemnification and contribution provisions.

  Additionally, members of the Soros/Chatterjee Group are entitled to tagalong rights to participate with Mr. Singh and members of his family in sales of capital stock on the same terms and conditions as Mr. Singh and members of his family. The Soros/Chatterjee Group shares are also subject to drag along rights in the event holders of a majority of the Common Stock decide to sell 80% or more of the outstanding capital stock of the Company. The Securityholders Agreement provides that members of the Soros/Chatterjee Group will not transfer shares of Common Stock to a company, or any affiliate, that competes with the Company to a material extent in the provision of telecommunications services in the United States, Australia, the United Kingdom, France, Germany, Mexico, Canada, Italy or Hong Kong.

TELEGLOBE

  The Company entered into an agreement on January 12, 1996 with Teleglobe, pursuant to which Teleglobe purchased 410,808 shares of Common Stock (the "Teleglobe Shares") for a total of $1,458,060. The equity investment was consummated in February 1996 as was a loan by Teleglobe of $2.0 million to the Company. The loan was repaid in full with the proceeds from the offering of the 1997 Senior Notes. Related to the Teleglobe investments, the Company and a number of its subsidiaries have entered into trading agreements with Teleglobe with respect to their respective service offerings. The parties have also agreed to cooperate in an effort to maximize efficiencies with respect to network facilities.

NSI PRIVATE PLACEMENTS

  In 1995 and 1996, the Company engaged Northeast Securities, Inc. ("NSI") to serve as the placement agent for two private placements of the Company's Common Stock. Mr. Andrew B. Krieger, a former director of

Primus, served as a broker-dealer in the private placements through an affiliation with NSI. In connection with these offerings, the Company paid Mr. Krieger cash commissions aggregating approximately $1,007,000. The Company also retained Krieger Associates, of which Mr. Krieger is the President and Chief Executive Officer, to perform certain financial and other consulting services and paid a total of approximately $105,828 for the performance of such services during 1995 and 1996. In addition, in connection with these private placements, the Company issued a total of 193,718 shares of Common Stock to Krieger Associates and Mr. Krieger, and at the direction of Mr. Krieger issued a total of 74,003 shares of Common Stock to other individuals associated with the transaction. The Company also issued, in connection with these private placements, a total of 245,555 shares of Common Stock to NSI and certain of its employees associated with the transactions.

LOAN FROM OFFICER

  In connection with the initial organization of the Company, K. Paul Singh, the Company's Chairman of the Board, President and Chief Executive Officer, loaned the Company approximately $320,000, accruing interest at a variable rate tied to the prime rate. On March 31, 1995, the Company and Mr. Singh converted all then outstanding principal and interest due ($350,000) into 555,559 shares of Common Stock, at a price per share of $0.63, which shares were issued on such date.

LEGAL SERVICES

  From time to time, the Company has retained the law firm of Pepper Hamilton LLP to perform legal services for the Company. John F. DePodesta, a director and an Executive Vice President of the Company, is "of counsel" to such firm.

HOTKEY INVESTMENT

  In March 1998, Primus purchased a controlling interest in Hotkey, a Melbourne, Australia-based Internet service provider. The Company's 60% ownership of Hotkey was purchased for approximately $1.3 million in cash. Prior to the Hotkey Investment, Primus's chairman, K. Paul Singh, owned approximately 14% of Hotkey. As a result of the transaction, Mr. Singh owns approximately 4% of Hotkey.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth information, as of June 30, 1998, with respect to the beneficial ownership of shares of the Common Stock by each person or group who is known to the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, by each director or nominee for director, by each of the Named Executive Officers, and by all directors and executive officers as a group. Unless otherwise indicated, each person has sole voting power and sole investment power.

                           AMOUNT AND
                           NATURE OF
NAME AND ADDRESS OF        BENEFICIAL    PERCENT
BENEFICIAL OWNER          OWNERSHIP(1) OF CLASS(2)
-------------------       ------------ -----------
K. Paul Singh (3).......   4,616,946      16.4%
 1700 Old Meadow Road
 McLean, VA 22102
Warburg, Pincus
 Investors, L.P. (4)....   3,875,689      13.9%
 466 Lexington Avenue
 New York, New York
 10017
Quantum Industrial
 Partners LDC (5).......   1,406,283       5.5%
 c/o Curacao Corporation
 Company N.V.
 Kaya Flamboyan 9
 Willemstad, Curacao
 Netherlands Antilles
Franklin Resources, Inc.
 (6)....................   1,366,750       5.4%
 777 Mariners Island
 Boulevard
 San Mateo, CA 94404
S-C Phoenix Holdings,
 L.L.C. (7).............     843,769       3.3%
 c/o The Chatterjee
 Group
 888 Seventh Avenue
 New York, NY 10106
Winston Partners II LLC
 (8)....................     175,785         *
 c/o Chatterjee Advisors
 LLC
 c/o The Chatterjee
 Group
 888 Seventh Avenue
 New York, NY 10106
Winston Partners II LDC
 (9)....................     383,103       1.5%
 c/o Curacao Corporation
 Company N.V.
 Kaya Flamboyan 9
 Willemstad, Curacao
 Netherlands Antilles
John F. DePodesta (10)..     320,436       1.1%
Herman Fialkov..........      30,000         *
David E. Hershberg
 (11)...................      51,667         *
Douglas M. Karp (12)....   3,875,689      13.9%
John G. Puente..........     166,760         *
Neil L. Hazard (13).....     207,281         *
Yousef B. Javadi (14)...      52,307         *
Ravi Bhatia.............      70,120         *
All executive officers
 and directors as a
 group (15).............   9,543,539      33.3%

--------
  * Less than 1% of the outstanding Common Stock.
 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the shares beneficially owned. Shares of Common Stock subject to options or warrants currently exercisable or become exercisable on or prior to 60 days from June 30, 1998 are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.
 (2) Based upon 27,870,860 shares of Common Stock outstanding as of June 30,
     1998.
 (3) Includes 377,786 shares of Common Stock owned by Mr. Singh's wife and children, 500,000 shares of Common Stock held by a private foundation of which Mr. Singh is the president and a director, 396,828 shares of Common Stock held of record by a series of revocable trusts of which Mr. Singh is the trustee and pursuant to which Mr. Singh has sole voting power and shared dispositive power, and 691 shares held in a 401(k) plan of which Mr. Singh is a beneficiary. Also includes 225,400 shares of Common Stock issuable upon the exercise of options granted to Mr. Singh.
 (4) Calculated by multiplying 6,305,010, the number of shares of TresCom common stock beneficially owned by Warburg, Pincus at the Effective Time of the TresCom Merger, by 0.6147, the exchange ratio for conversion of TresCom common stock into shares of Common Stock pursuant to the TresCom Merger. E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("E.M. Warburg"), manages Warburg, Pincus. Warburg, Pincus & Co., a New York general partnership ("WP"), the sole general partner of Warburg, Pincus, has a 20% interest in the profits of Warburg, Pincus as the general partner. Lionel I. Pincus is the managing partner of WP and the managing member of E.M. Warburg and may be deemed to control both WP and E.M. Warburg.
 (5) Based on a Schedule 13G dated March 6, 1998, Quantum Industrial Partners LDC ("Quantum Industrial") has reported that it may be deemed to be the beneficial owner of 1,406,283 shares of Common Stock. QIH Management Investor, L.P., the sole general partner of which is QIH Management, Inc. ("QIH Management"), is vested with investment discretion with respect to portfolio assets held for the account of Quantum Industrial. Mr. George Soros, the sole shareholder of QIH Management, has entered into an agreement with Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"), pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause QIH Management to act at the direction of SFM LLC (the "QIP Contract"). Mr. Soros is Chairman of SFM LLC and as a result of such position and the QIP Contract, may be deemed to be the beneficial owner of shares of Common Stock held for the account of Quantum Industrial. Mr. Stanley F. Druckenmiller, the Lead Portfolio Manager of SFM LLC, by virtue of such position and the QIP Contract, also may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Quantum Industrial. Dr. Purnendu Chatterjee may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Quantum Industrial by virtue of his position as a sub-investment manager to Quantum Industrial with respect to its shares of Common Stock.
 (6) Based on a Schedule 13G dated February 6, 1998, Franklin Resources, Inc. ("Franklin") has reported that it may be deemed to be the beneficial owner of 1,366,750 shares of Common Stock. According to the Schedule 13G, such shares are also beneficially owned by Franklin Advisers, Inc., an investment advisory subsidiary (the "Adviser") of Franklin, which has all investment and/or voting power over the shares pursuant to an advisory contract. In addition, Charles B. Johnson and Rupert H. Johnson, Jr. each own in excess of 10% of the outstanding common stock of Franklin and are the principal shareholders of FRI and may, therefore, be deemed to be the beneficial owner of the shares of Common Stock held by Franklin. Franklin, the Adviser, and Messrs. Charles and Rupert Johnson disclaim any economic interest or beneficial ownership in such shares.
 (7) Based on a Schedule 13G dated March 6, 1998, S-C Phoenix Holdings, L.L.C. ("Phoenix Holdings") has reported that it may be deemed to be the beneficial owner of 843,769 shares of Common Stock. According to the
     Schedule 13G, George Soros and Winston Partners, L.P. are the managing members of Phoenix Holdings with respect to its investment in the shares of Common Stock, and as a result of their ability to exercise investment discretion, each may be deemed to be a beneficial owner of the shares of Common

    Stock. Dr. Chatterjee, who is the sole general partner of Chatterjee Fund Management ("CFM"), and CFM, which is the sole general partner of Winston Partners, L.P., each may be deemed to have beneficial ownership in the shares of Common Stock held by Phoenix Holdings.
 (8) Based on a Schedule 13G dated March 6, 1998, Winston Partners II LLC ("Winston LLC") has reported that it may be deemed to be the beneficial owner of 175,785 shares of Common Stock. According to the Schedule 13G, Chatterjee Management Company ("Chatterjee Management"), an entity over which Dr. Chatterjee may be deemed to have sole and ultimate control, has investment discretion over the shares of Common Stock held by Winston LLC, and as such may be deemed to have beneficial ownership over such shares. In addition, Chatterjee Advisors LLC ("Chatterjee Advisors"), which also may be deemed under the management and control of Dr. Chatterjee, as manager of Winston LLC and by reason of its ability to terminate the contract between Winston LLC and Chatterjee Management may be deemed to be the beneficial owner of the shares of Common Stock held by Winston LLC.
 (9) Based on a Schedule 13G dated March 6, 1998, Winston Partners II LDC ("Winston LDC") has reported that it may be deemed to be the beneficial owner of 383,103 shares of Common Stock. According to the Schedule 13G, Chatterjee Management has investment discretion over the shares of Common Stock held by Winston LDC, and as such may be deemed to have beneficial ownership over such shares. In addition, Chatterjee Advisors, as manager of Winston LDC and by reason of its ability to terminate the contract between Winston LDC and Chatterjee Management, may be deemed to be the beneficial owner of the shares of Common Stock held by Winston LDC.
(10) Includes 101,430 shares of Common Stock issuable upon the exercise of options granted to Mr. DePodesta.
(11) Includes 50,715 shares of Common Stock issuable upon the exercise of options granted to Mr. Hershberg and 953 shares of Common Stock owned by a partnership of which Mr. Hershberg is a general partner.
(12) All shares shown as being beneficially owned by Mr. Karp are owned directly by Warburg, Pincus and are included because of Mr. Karp's affiliation with Warburg, Pincus. Mr. Karp disclaims "beneficial ownership" of these shares within the meaning of Rule 13d-3 of the Exchange Act. See Note 9 above.
(13) Includes 202,860 shares of Common Stock issuable upon the exercise of options granted to Mr. Hazard.
(14) Includes 50,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Javadi.
(15) Consists of 11 persons and includes 775,788 shares of Common Stock issuable upon the exercise of options granted to directors and executive officers. Includes 3,875,689 shares deemed to be beneficially owned by Mr. Karp which are owned directly by Warburg, Pincus and are included because of Mr. Karp's affiliation with Warburg, Pincus. Mr. Karp disclaims "beneficial ownership" of these shares within the meaning of Rule 13d-3 of the Exchange Act. See Notes 9 and 12 above.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

1997 SENIOR NOTES

  General. The 1997 Senior Notes are senior obligations of the Company, limited to $225 million in principal amount, and mature on August 1, 2004. The 1997 Senior Notes, which were issued pursuant to the 1997 Indenture, accrue interest at a rate of 11 3/4% per annum. Interest is payable each February 1 and August 1, commencing on February 1, 1998.

  Ranking. The Notes will rank senior in right of payment to any future subordinated Indebtedness (as defined in the 1997 Indenture) of the Company, and pari passu in right of payment with all senior indebtedness of the Company. Because the Company is a holding company that conducts its business through its subsidiaries, all existing and future indebtedness and other liabilities and commitments of the Company's subsidiaries, including trade payables, will be effectively senior to the 1997 Senior Notes.

  Security. The Indenture required the Company to purchase and pledge to First Union National Bank, as security for the benefit of the holders of the 1997 Senior Notes, securities consisting of U.S. government securities in an amount sufficient to provide for the payment in full of the first six scheduled interest payments due on the 1997 Senior Notes (the "Pledged Securities"). The Company used approximately $71.8 million of the net proceeds of the 1997 Senior Notes to acquire the Pledged Securities. Assuming the first six scheduled interest payments on the 1997 Senior Notes are made in a timely manner, all remaining Pledged Securities will be released.

  Optional Redemption. The 1997 Senior Notes are not redeemable prior to August 1, 2001. Thereafter, the 1997 Senior Notes will be redeemable, in whole or in part, at the option of the Company, at the redemption prices set forth in the Indenture, plus accrued and unpaid interest to the applicable redemption date. Specifically, if redeemed during, the 12-month period commencing on August 1 of the years set forth below, the redemption price will be that amount, expressed as a percentage of the principal amount of the 1997 Senior Notes, set forth below:

            YEAR                   REDEMPTION PRICE
            ----                   ----------------
            2001                       105.875%
            2002                       102.938%
            2003 (and thereafter)      100.000%

  In addition, prior to August 1, 2000, the Company may redeem up to 35% of the originally issued principal amount of the 1997 Senior Notes at 111.750% of the principal amount thereof, plus accrued and unpaid interest through the redemption date, with the net cash proceeds of one or more Public Equity Offerings (as defined in the 1997 Indenture); provided, however, that at least 65% of the originally issued principal amount of the 1997 Senior Notes remains outstanding after the occurrence of such redemption.

  Change of Control. Upon the occurrence of a Change of Control (as defined in the 1997 Indenture), each holder of 1997 Senior Notes will have the right to require the Company to repurchase all or any part of such holder's 1997 Senior Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

  Covenants. The 1997 Indenture contains certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries (as defined in the 1997 Indenture) to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, repurchase Capital Stock (as defined in the 1997 Indenture) or subordinated indebtedness or make certain other Restricted Payments as defined in the 1997 Indenture, create certain liens, enter into certain transactions with affiliates, sell assets, issue or sell Capital Stock of the Company's Restricted Subsidiaries or enter into certain mergers and consolidations.

  Events of Default. The 1997 Indenture contains customary events of default, including (i) defaults in the payment of principal, premium or interest, (ii) defaults in the compliance with covenants contained in the 1997 Indenture,
(iii) cross defaults on more than $5 million of other indebtedness, (iv) failure to pay more than $5 million of judgments that have not been stayed by appeal or otherwise and (v) the bankruptcy of Primus or certain of its subsidiaries.

                         DESCRIPTION OF EXCHANGE NOTES

  The form and terms of the Exchange Notes will be identical in all material respects to the form and terms of the Initial Notes, except that (i) the Exchange Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, (ii) holders of the Exchange Notes, except in limited circumstances, will not be entitled to Liquidated Damages, and (iii) holders of the Exchange Notes will not be, and upon consummation of the Exchange Offer, Holders of the Initial Notes will no longer be, entitled to certain rights under the Registration Rights of the Initial Notes will no longer be, entitled to certain rights under the Registration Rights Agreement intended for the holders of unregistered securities. The Exchange Offer shall be deemed consummated upon the occurrence of the delivery by the Company to the Registrar under the Indenture of Exchange Notes in the same aggregate principal amount as the aggregate principal amount of Initial Notes that are validly tendered by holders thereof pursuant to the Exchange Offer. See "The Exchange Offer--Termination of Certain Rights" and "--Procedures for Tendering Initial Notes".

  Set forth below is a summary of certain provisions of the Exchange Notes. The Exchange Notes will be issued pursuant to an Indenture, to be dated as of May 19, 1998 (the "Indenture"), between the Company, as issuer, and First Union National Bank, as Trustee (the "Trustee"). Upon the issuance of the Exchange Notes, if any, or the effectiveness of the Shelf Registration Statement, the Indenture will be subject to and governed by the Trust Indenture Act of 1939 as amended (the "Trust Indenture Act"). The following summary of certain provisions of the Indenture does not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act. Whenever particular Sections or defined terms of the Indenture not otherwise defined herein are referred to, such Sections or defined terms are incorporated herein by reference. Copies of the proposed forms of the Indenture are available upon request from the Company or the Trustee. The term "Note" or "Notes" includes the Initial Notes and the Exchange Notes. The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions."

GENERAL

  The Notes will be senior obligations of the Company, limited to $150 million aggregate principal amount, and will mature on May 15, 2008. The Notes will bear interest at the rate of 9 7/8% per annum, payable semiannually on May 15 and November 15 of each year, commencing November 15, 1998 to the Person in whose name the Note (or any predecessor Note) is registered at the close of business on the preceding May 1 or November 1, as the case may be. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

  Principal of, premium, if any, and interest on the Notes will be payable by wire transfer of immediately available funds to the holder of the Global Note and with respect to the holder of Certificated Notes at the office or agency of the Company (which initially will be the corporate trust operations office of the Trustee at NC 1153, 1125 West W.T. Harris Boulevard, Charlotte, North Carolina 28262); provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the holders as such address appears in the Note Register. (Section 202)

  The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount at maturity and any integral multiple thereof. See "Book-Entry; Delivery and Form." No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. (Section 203)

OPTIONAL REDEMPTION

  The Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time, on or after May 15, 2003 and prior to maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each holders' last address as it appears in the Note Register, at the following Redemption Prices (expressed in percentages of principal amount thereof), plus accrued and unpaid interest thereon to the Redemption Date (subject to the right of holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date), if redeemed during the 12-month period commencing on May 15, of the years set forth below:

        YEAR                                                    REDEMPTION PRICE
        ----                                                    ----------------
        2003...................................................     104.938%
        2004...................................................     103.208%
        2005...................................................     101.604%
        2006 (and thereafter)..................................     100.000%

  Notwithstanding the foregoing, prior to May 15, 2001, the Company may on any one or more occasions redeem up to 25% of the originally issued principal amount of Notes at a redemption price of 109.875% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, with the Net Cash Proceeds of one or more Public Equity Offerings; provided (i) that at least 75% of the originally issued principal amount of Notes remains outstanding immediately after the occurrence of such redemption and (ii) that notice of such redemption is mailed within 60 days of the closing of each such Public Equity Offering. (Sections 203 and 1103)

  In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed on a national securities exchange, on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate; provided that no Note of $1,000 in principal amount at maturity or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note.

RANKING

  The indebtedness evidenced by the Notes will rank senior in right of payment to any existing and future obligations of the Company expressly subordinated in right of payment to the Notes and will be pari passu in right of payment with all other existing and future senior unsecured obligations of the Company including trade payables. As of March 31, 1998, after giving pro forma effect to the offering of the Initial Notes and the application of the net proceeds thereof, the Company (on a consolidated basis) would have had outstanding approximately $382.2 million of indebtedness ($387.6 million after giving effect to the TresCom Merger). Because the Company is a holding company that conducts its business through its subsidiaries, all existing and future indebtedness and other liabilities and commitments of the Company's subsidiaries, including trade payables, will be effectively senior to the Notes. As of March 31, 1998, the Company's consolidated subsidiaries had aggregate liabilities of approximately $101.0 million ($132.4 million after giving effect to the TresCom Merger), which includes $9.5 million of indebtedness ($14.9 million after giving effect to the TresCom Merger).

COVENANTS

 Limitation on Indebtedness

  (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Notes); provided, however, that the Company may Incur Indebtedness if immediately thereafter the ratio of (i) the aggregate principal amount (or accreted value, as the case may be) of Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis outstanding as of the Transaction Date to (ii) the Pro Forma Consolidated Cash Flow for the preceding two full fiscal quarters multiplied by two, determined on a pro forma basis as if any such Indebtedness that had been Incurred and the proceeds thereof had been applied at the beginning of such two fiscal quarters, would be greater than zero and less than 6.0 to 1.

  (b) Notwithstanding the foregoing, the Company and (except for Indebtedness under subsections (v), (vii) and (xi) below) any Restricted Subsidiary may Incur each and all of the following: (i) Indebtedness of the Company or any Restricted Subsidiary under one or more Credit Facilities in an aggregate principal amount at any one time outstanding not to exceed the greater of (a) $50 million and (b) 65% of Eligible Accounts Receivable, subject to any permanent reductions required by any other terms of the Indenture; (ii) Indebtedness (including Guarantees) Incurred by the Company or a Restricted Subsidiary after the Closing Date to finance the cost (including the cost of design, development, construction, acquisition, installation or integration) of equipment used in the telecommunications business or ownership rights with respect to indefeasible rights of use or minimum investment units (or similar ownership interests) in domestic or transnational fiber optic cable or other transmission facilities, in each case purchased or leased by the Company (including acquisitions by way of Capitalized Leases and acquisitions of the Capital Stock of a Person that becomes a Restricted Subsidiary to the extent of the Fair Market Value of such equipment, ownership rights or minimum investment units so acquired); (iii) Indebtedness of any Restricted Subsidiary to the Company or Indebtedness of the Company or any Restricted Subsidiary to any other Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness not permitted by this clause (iii) (other than to the Company or another Restricted Subsidiary) shall be deemed, in each case, to constitute the incurrence of such Indebtedness, and provided further that Indebtedness of the Company to a Restricted Subsidiary must be subordinated in right of payment to the Notes; (iv) Indebtedness of the Company or a Restricted Subsidiary issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness of the Company or a Restricted Subsidiary, other than Indebtedness Incurred under clauses (i),
(iii), (vi), (viii), (ix) and (xii) of this paragraph, and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, and reasonable fees and expenses); provided that such new Indebtedness shall only be permitted under this clause (iv) if (A) in case the Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes, (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes and (C) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and provided further that in no event may Indebtedness of the Company be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (iv);
(v) Indebtedness of the Company not to exceed, at any one time outstanding,
2.00 times (A) the Net Cash Proceeds received by the Company after the Closing Date from the issuance and sale of its Common Stock (other than Redeemable Stock) to a Person that is not a Subsidiary of the Company, to the extent such Net Cash Proceeds have not been used pursuant to clause (C)(2) of the first paragraph or clauses (iii), (iv) and (vii) of the second paragraph of the "Limitation on Restricted Payments" covenant described below to make a Restricted Payment and (B) the Fair Market Value (as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) of property (other than cash and cash equivalents) used in a Permitted Business or common equity interests in a Person (the property and assets of such Person consisting primarily of telecommunications assets) that becomes a Restricted Subsidiary (such Fair Market Value being that of the common equity interests received pursuant to the transaction resulting in such Person becoming a Restricted Subsidiary), and, in each case, received by the Company after the Closing Date from the issuance or sale of its Common Stock (other than Redeemable Stock) to a Person that is not a Subsidiary of the Company to the extent such sale of Common Stock has not been used pursuant to clauses (iii), (iv) and (vii) of the second paragraph of the "Limitation on Restricted Payments" covenant described below to make a

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Restricted Payment; provided that such Indebtedness does not mature prior to the Stated Maturity of the Notes and the Average Life of such Indebtedness is longer than that of the Notes; (vi) Indebtedness of the Company or any Restricted Subsidiary (A) in respect of performance, surety or appeal bonds or letters of credit supporting trade payables, in each case provided in the ordinary course of business, (B) under Currency Agreements and Interest Rate Agreements; provided that such agreements (a) are designed solely to protect the Company or any Restricted Subsidiary against fluctuation in foreign currency exchange rates or interest rates and (b) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; and (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of the Company (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition; (vii) Indebtedness of the Company, to the extent that the net proceeds thereof are promptly (A) used to repurchase Notes tendered in a Change of Control Offer or
(B) deposited to defease all of the Notes as described below under "Defeasance or Covenant Defeasance of Indenture"; (viii) Indebtedness of a Restricted Subsidiary represented by a Guarantee of the Notes and any other Indebtedness of the Company permitted by and made in accordance with the "Limitation on Issuances of Guarantees of Indebtedness by Restricted Subsidiaries" covenant;
(ix) Indebtedness of the Company or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount, when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (ix), does not exceed $200 million at any one time outstanding; (x) Acquired Indebtedness; (xi) Strategic Subordinated Indebtedness; and (xii) Indebtedness of the Company or any Restricted Subsidiary arising from the honoring by a bank or other financial institution of a check or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within three business days of Incurrence.

  (c) Notwithstanding any other provision of this "Limitation on Indebtedness" covenant, the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may Incur pursuant to this "Limitation on Indebtedness" covenant shall not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

  (d) For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant, Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, the Company, in its sole discretion, shall classify and from time to time may reclassify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses. (Section 1011)

 Limitation on Restricted Payments

  The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (i) (A) declare or pay any dividend or make any distribution in respect of the Company's Capital Stock to the holders thereof (other than dividends or distributions payable solely in shares of Capital Stock (other than Redeemable Stock) of the Company or in options, warrants or other rights to acquire such shares of Capital Stock) or (B) declare or pay any dividend or make any distribution in respect of the Capital Stock of any Restricted Subsidiary to any Person other than dividends and distributions payable to the Company or any Restricted Subsidiary or to all holders of Capital Stock of such Restricted Subsidiary on a pro rata basis, (ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of the Company (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person or any shares of Capital Stock of any

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

Restricted Subsidiary (including options, warrants and other rights to acquire such shares of Capital Stock) held by any Affiliate of the Company (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate thereof) of 5% or more of the Company's Capital Stock, (iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value of Subordinated Indebtedness, or (iv) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (i) through (iv) being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment:

    (A) a Default or Event of Default shall have occurred and be continuing;

    (B) the Company could not Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant; or

    (C) the aggregate amount expended for all Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) after the date of the Indenture shall exceed the sum of (1) the remainder of (a) 100% of the aggregate amount of the Consolidated Cash Flow (determined by excluding income resulting from transfers of assets received by the Company or a Restricted Subsidiary from an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the last fiscal quarter immediately preceding the Closing Date and ending on the last day of the last fiscal quarter preceding the Transaction Date minus
  (b) the product of 1.75 times cumulative Consolidated Fixed Charges accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the last fiscal quarter immediately preceding the Closing Date and ending on the last day of the last fiscal quarter preceding the Transaction Date plus (2) the aggregate Net Cash Proceeds received by the Company after the Closing Date from the issuance and sale of its Capital Stock (other than Redeemable Stock) to a Person who is not a Subsidiary of the Company (except to the extent such Net Cash Proceeds are used to incur new Indebtedness outstanding pursuant to clause (v) of the paragraph (b) of the "Limitation on Indebtedness" covenant) plus (3) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company from the issuance or sale of debt securities that have been converted into or exchanged for Capital Stock of the Company (other than Redeemable Stock) together with the aggregate cash received by the Company at the time of such conversion or exchange plus (4) without duplication of any amount included in the calculation of Consolidated Cash Flow, in the case of repayment of, or return of capital in respect of, any Investment constituting a Restricted Payment made after the Closing Date and reducing the amount of Restricted Payments otherwise permitted under this clause
  (C), an amount equal to the lesser of the return of capital with respect to such Investment and the cost of such Investment, in either case less the cost of the disposition of such Investment.

  The foregoing provision shall not be violated by reason of: (i) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph; (ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (iv) of paragraph (b) of the "Limitation on Indebtedness" covenant; (iii) the repurchase, redemption or other acquisition of Capital Stock of the Company in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock (other than Redeemable Stock) of the Company (except to the extent such proceeds are used to incur new Indebtedness pursuant to clause (v) of paragraph (b) of the "Limitation on Indebtedness" covenant); (iv) the acquisition of Indebtedness of the Company which is subordinated in right of payment to the Notes in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of the Capital Stock of the Company (other than Redeemable Stock) (except to the extent such proceeds are used to incur new Indebtedness pursuant to clause (v) of paragraph (b) of the "Limitation on Indebtedness" covenant); (v) payments or distributions, to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company; (vi) cash payments in lieu of the issuance of fractional shares issued in connection with the exercise of any Common Stock warrants;

(vii) Investments in Permitted Businesses acquired in exchange for Common Stock (other than Redeemable Stock) of the Company or the Net Cash Proceeds from the issuance and sale of such Common Stock (except to the extent such proceeds are used to incur new Indebtedness pursuant to clause (v) of paragraph (b) of the "Limitation on Indebtedness" covenant); provided that such proceeds are so used within 270 days of the receipt thereof; (viii) the purchase of any Subordinated Indebtedness at a purchase price not greater than 101% of the principal amount thereof, together with accrued interest, if any, thereof in the event of a Change of Control in accordance with provisions similar to the "Repurchase of Notes upon a Change of Control" covenant; provided that prior to such purchase the Company has made the Change of Control offer as provided in such covenant with respect to the Notes and has purchased all Notes validly tendered for payment in connection with such Change of Control Offer; and (ix) other Restricted Payments not to exceed $5.0 million; provided that, except in the case of clause (i), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein. (Section 1012)

  Each Restricted Payment permitted pursuant to the immediately preceding paragraph (other than a Restricted Payment referred to in clause (ii) thereof, and an exchange of Capital Stock for Capital Stock, Indebtedness or an Investment referred to in clause (iii), (iv) or (vii) thereof) and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (iii),
(iv) and (vii) shall be included in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of Capital Stock of the Company are used for the redemption, repurchase or other acquisition of the Notes or Indebtedness that is pari passu with the Notes, then the Net Cash Proceeds of such issuance shall be included in clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

  Any Restricted Payments made other than in cash shall be valued at Fair Market Value. The amount of any Investment "outstanding" at any time shall be deemed to be equal to the amount of such Investment on the date made, less the return of capital, repayment of loans, and release of Guarantees, in each case of or to the Company and its Restricted Subsidiaries with respect to such Investment (up to the amount of such Investment on the date made).

 Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

  So long as any of the Notes are outstanding, the Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary, (ii) pay any indebtedness owed to the Company or any other Restricted Subsidiary, (iii) make loans or advances to the Company or any other Restricted Subsidiary, or (iv) transfer any of its property or assets to the Company or any other Restricted Subsidiary.

  The foregoing provisions shall not restrict any encumbrances or restrictions: (i) existing on the Closing Date in the Indenture or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced; (ii) contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if the encumbrance or restriction applies only in the event of a payment default or default with respect to a financial covenant contained in such Indebtedness or agreement and such encumbrance or restriction is not materially more disadvantageous to the holders of the Notes than is customary in comparable financings (as determined by the Company) and the Company determines that any such encumbrance or restriction will not materially affect the Company's ability to make principal or interest payments on the Notes;
(iii) existing under or by reason of applicable law; (iv) existing with respect to any Person or the property or assets of such Person acquired by the Company or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired; (v) in the case of clause (iv) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is, or is subject to, a lease, purchase mortgage obligation, license, conveyance or contract or similar property or asset, (B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary; or (vi) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary. Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent the Company or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or (2) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Indebtedness of the Company or any of its Restricted Subsidiaries. (Section 1013)

 Limitation on the Issuance and Sale of Capital Stock of Restricted
Subsidiaries

  The Company will not sell, transfer, convey or otherwise dispose of and will not permit any Restricted Subsidiary, directly or indirectly, to issue, transfer, convey, sell, lease or otherwise dispose of any shares of Capital Stock (including options, warrants or other rights to purchase shares of such Capital Stock) of such or any other Restricted Subsidiary to any Person except
(i) to the Company or a Restricted Subsidiary, (ii) issuances of director's qualifying shares or sales to foreign nationals of shares of Capital Stock of non-U.S. Restricted Subsidiaries to the extent required by law and (iii) issuances and sales of Capital Stock of Restricted Subsidiaries if (A) the Net Cash Proceeds from such issuance, transfer, conveyance, sale, lease or other disposition are applied in accordance with the provisions of the "Limitation on Asset Sales" covenant, (B) immediately after giving effect to such issuance, transfer, conveyance, sale, lease or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary, and
(C) any Investment in such Person remaining after giving effect to such issuance, transfer, conveyance, sale, lease or other disposition would have been permitted to be made under the "Limitation on Restricted Payments" covenant if made on the date of such issuance, transfer, conveyance, sale, lease or other disposition (valued as provided in the definition of "Investment"). (Section 1014)

 Limitation on Transactions with Shareholders and Affiliates

  The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of the Company or with any Affiliate of the Company or any Restricted Subsidiary, unless (i) such transaction or series of transactions is on terms no less favorable to the Company or such Restricted Subsidiary than those that could be obtained in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate, (ii) if such transaction or series of transactions involves aggregate consideration in excess of $5.0 million, then such transaction or series of transactions is approved by a majority of the Board of Directors of the Company, including the approval of a majority of the independent, disinterested directors, and is evidenced by a resolution of the Board of Directors of the Company, and (iii) if such transaction or series of transactions involves aggregate consideration in excess of $25.0 million, then the Company or such Restricted Subsidiary will deliver to the Trustee a written opinion as to the fairness to the Company or such Restricted Subsidiary of such transaction from a financial point of view from a nationally recognized investment banking firm (or, if an investment banking firm is generally not qualified to give such an opinion, by a nationally recognized appraisal firm or accounting firm). Any such transaction or series of transactions shall be conclusively deemed to be on terms no less favorable to the Company or such Restricted Subsidiary than those that could be obtained in an arm's-length transaction if such transaction or transactions are approved by a majority of the Board of Directors of the Company, including a majority of the independent, disinterested directors, and are evidenced by a resolution of the Board of Directors of the Company.

  The foregoing limitation does not limit, and will not apply to (i) any transaction between the Company and any of its Restricted Subsidiaries or between Restricted Subsidiaries; (ii) the payment of reasonable and customary regular fees to directors of the Company who are not employees of the Company;
(iii) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant; (iv) transactions provided for in the Employment Agreements as in effect on the Closing Date; and (v) loans and advances to employees of the Company or any Restricted Subsidiary not exceeding at any one time outstanding $2.0 million in the aggregate, in the ordinary course of business and in accordance with past practice. (Section 1015)

 Limitation on Liens

  Under the terms of the Indenture, the Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) on any of its assets or properties of any character (including, without limitation, licenses and trademarks), or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the Notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or prior to) the obligation or liability secured by such Lien. (Section 1016)

 Limitation on Asset Sales

  The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Sale unless (i) the Company or the Restricted Subsidiary, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the Fair Market Value of the assets sold or disposed of as determined by the good-faith judgment of the Board of Directors, which determination, in each case where such Fair Market Value is greater than $5.0 million, will be evidenced by a Board Resolution and (ii) at least 75% of the consideration received for such sale or other disposition consists of cash or cash equivalents or the assumption of unsubordinated Indebtedness.

  The Company shall, or shall cause the relevant Restricted Subsidiary to, within 360 days after the date of receipt of the Net Cash Proceeds from an Asset Sale (i), (A) apply an amount equal to such Net Cash Proceeds to permanently repay unsubordinated Indebtedness of the Company or Indebtedness of any Restricted Subsidiary, in each case owing to a Person other than the Company or any of its Restricted Subsidiaries or (B) invest an equal amount, or the amount not so applied pursuant to clause (A) in long-term property or assets of a nature or type or that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, the Company and its Restricted Subsidiaries existing on the date of such investment (as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) and (ii) apply (no later than the end of the 360-day period referred to above) such excess Net Cash Proceeds (to the extent not applied pursuant to clause
(i)) as provided in the following paragraphs of this "Limitation on Asset Sales" covenant. The amount of such Net Cash Proceeds required to be applied (or to be committed to be applied) during such 360-day period referred to above in the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds."

  If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Excess Proceeds Offer (as defined below) totals at least $10.0 million, the Company must, not later than the 30th Business Day thereafter, make an offer (an "Excess Proceeds Offer") to purchase from the holders on a pro rata basis an aggregate principal amount of Notes equal to the Proportionate Share of the Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount of the Notes, plus, in each case, accrued and unpaid interest to the date of purchase (the "Excess Proceeds Payment").

  The Company shall commence an Excess Proceeds Offer by mailing a notice to the Trustee and each holder stating: (i) that the Excess Proceeds Offer is being made pursuant to this "Limitation on Asset Sales" covenant and that all Notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Excess Proceeds Payment Date"); (iii) that any Note not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless the Company defaults in the payment of the Excess Proceeds Payment, any Note accepted for payment pursuant to the Excess Proceeds Offer shall cease to accrue interest on and after the Excess Proceeds Payment Date; (v) that holders electing to have a Note purchased pursuant to the Excess Proceeds Offer will be required to surrender the Note, together with the form entitled "Option of the holder to Elect Purchase" on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Excess Proceeds Payment Date; (vi) that holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Excess Proceeds Payment Date, a telegram, facsimile transmission or letter setting forth the name of such holder, the principal amount of Notes delivered for purchase and a statement that such holder is withdrawing his election to have such Notes purchased; and
(vii) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof.

  On the Excess Proceeds Payment Date, the Company shall (i) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to the Excess Proceeds Offer up to the Proportionate Share of such Excess Proceeds;
(ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail to the holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. The Company will publicly announce the results of the Excess Proceeds Offer as soon as practicable after the Excess Proceeds Payment Date. For purposes of this "Limitation on Asset Sales" covenant, the Trustee shall act as the Paying Agent.

  The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that such Excess Proceeds are received by the Company under this "Limitation on Asset Sales" covenant and the Company is required to repurchase Notes as described above. (Section 1017)

 Limitation on Issuances of Guarantees of Indebtedness by Restricted
Subsidiaries

  The Company will not permit any Restricted Subsidiary, directly or indirectly, to guarantee, assume or in any other manner become liable with respect to any Indebtedness of the Company, other than Indebtedness under Credit Facilities incurred under clauses (i) and (ii) of the "Limitation on Indebtedness" covenant, unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee of the Notes on terms substantially similar to the guarantee of such Indebtedness, except that if such Indebtedness is by its express terms subordinated in right of payment to the Notes, any such assumption, Guarantee or other liability of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary's assumption, Guarantee of other liability with respect to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes and (ii) such Restricted Subsidiary waives, and will not in any manner whatsoever claim or take the benefit or advantage of, any rights or reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee.


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  Notwithstanding the foregoing, any Guarantee by a Restricted Subsidiary may provide by its terms that it will be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's and each Restricted Subsidiary's Capital Stock in, or all or substantially all of the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee. (Section 1018)

 Business of the Company

  The Company will not, and will not permit any Restricted Subsidiary to, be principally engaged in any business or activity other than a Permitted Business.

 Limitation on Investments in Unrestricted Subsidiaries

  The Company will not make, and will not permit any of its Restricted Subsidiaries to make, any Investments in Unrestricted Subsidiaries if, at the time thereof, the aggregate amount of such Investments would exceed the amount of Restricted Payments then permitted to be made pursuant to the "Limitation on Restricted Payments" covenant. Any Investments in Unrestricted Subsidiaries permitted to be made pursuant to this covenant (i) will be treated as the making of a Restricted Payment in calculating the amount of Restricted Payments made by the Company or a Subsidiary and (ii) may be made in cash or property (if made in property, the Fair Market Value thereof as determined by the Board of Directors of the Company (whose determination shall be conclusive and evidenced by a Board Resolution) shall be deemed to be the amount of such Investment for the purpose of clause (i)). (Section 1020)

 Provision of Financial Statements and Reports

  The Company will file on a timely basis with the Commission, to the extent such filings are accepted by the Commission and whether or not the Company has a class of securities registered under the Exchange Act, the annual reports, quarterly reports and other documents that the Company would be required to file if it were subject to Section 13 or 15 of the Exchange Act. All such annual reports and quarterly reports shall include the geographic segment financial information currently disclosed by the Company in its public filings with the Commission. The Company will also be required (a) to file with the Trustee, and provide to each holder, without cost to such holder, copies of such reports and documents within 15 days after the date on which the Company files such reports and documents with the Commission or the date on which the Company would be required to file such reports and documents if the Company were so required, and (b) if filing such reports and documents with the Commission is not accepted by the Commission or is prohibited under the Exchange Act, to supply at the Company's cost copies of such reports and documents to any prospective holder promptly upon request. (Section 1009)

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

  Upon the occurrence of a Change of Control, each holder shall have the right to require the Company to repurchase all or any part of its Notes at a purchase price in cash pursuant to the offer described below (the "Change of Control Offer") equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase (subject to the right of holders of record to receive interest on the relevant interest payment date) (the "Change of Control Payment").

  Within 30 days of the Change of Control, the Company will mail a notice to the Trustee and each holder stating: (i) that a Change of Control has occurred, that the Change of Control Offer is being made pursuant to this "Repurchase of Notes upon a Change of Control" covenant and that all Notes validly tendered will be accepted for payment; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Change of Control Payment Date"); (iii) that any Note not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless the

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Company defaults in the payment of the Change of Control Payment, any Note accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest on and after the Change of Control Payment Date; (v) that holders electing to have any Note or portion thereof purchased pursuant to the Change of Control Offer will be required to surrender such Note, together with the form entitled "Option of the holder to Elect Purchase" on the reverse side of such Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day immediately preceding the Change of Control Payment Date; (vi) that holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of such holder, the principal amount of Notes delivered for purchase and a statement that such holder is withdrawing his election to have such Notes purchased; and (vii) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof.

  On the Change of Control Payment Date, the Company shall: (i) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee, all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail, to the holders of Notes so accepted, payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such holders a new Note equal in principal amount of any unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date. For purposes of this "Repurchase of Notes upon a Change of Control" covenant, the Trustee shall act as Paying Agent.

  The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in the event that a Change of Control occurs and the Company is required to repurchase the Notes under this "Repurchase of Notes Upon a Change of Control" covenant. (Section 1010)

  If the Company is unable to repay all of its indebtedness that would prohibit repurchase of the Notes or is unable to obtain the consents of the holders of indebtedness, if any, of the Company outstanding at the time of a Change of Control whose consent would be so required to permit the repurchase of Notes, then the Company will have breached such covenant. This breach will constitute an Event of Default under the Indenture if it continues for a period of 30 consecutive days after written notice is given to the Company by the Trustee or the holders of at least 25% in aggregate principal amount of the Notes outstanding. In addition, the failure by the Company to repurchase Notes at the conclusion of the Change of Control Offer will constitute an Event of Default without any waiting period or notice requirements.

  There can be no assurances that the Company will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as may be contained in other securities of the Company which might be outstanding at the time). The above covenant requiring the Company to repurchase the Notes will, unless the consents referred to above are obtained, require the Company to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such note repurchase.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into the Company and the Company will not permit any of its Restricted Subsidiaries to enter into any such transaction

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

or series of transactions if such transaction or series of transactions, in the aggregate, would result in the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of the Company or the Company and its Restricted Subsidiaries, taken as a whole, to any other Person or Persons, unless: (i) the Company will be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased such property and assets of the Company will be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Company with respect to the Notes and under the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis the Company, or any Person becoming the successor obligor of the Notes, as the case may be, could Incur at least $1.00 of Indebtedness under paragraph (a) of the "Limitation on Indebtedness" covenant; and (iv) the Company delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clause (iii)) and Opinion of Counsel stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided, however, that clause (iii) above does not apply if, in the good faith determination of the Board of Directors of the Company, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of the Company; and provided further that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations. (Section 801)

EVENTS OF DEFAULT

  The following events will be defined as "Events of Default" in the
Indenture: (a) default in the payment of interest on the Notes when due and payable and continuance of such default for a period of 30 days; (b) default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise; (c) default in the payment of principal or interest on Notes required to be purchased pursuant to an Excess Proceeds Offer as described under "Limitation on Asset Sales" or pursuant to a Change of Control Offer as described under "Repurchase of Notes upon a Change of Control"; (d) failure to perform or comply with the provisions described under "Consolidation, Merger and Sale of Assets"; (e) default in the performance of or breach of any other covenant or agreement of the Company in the Indenture or under the Notes (other than a default specified in clause (a), (b), (c) or (d) above) and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the holders of 25% or more in aggregate principal amount of the Notes; (f) there occurs with respect to any issue or issues of Indebtedness of the Company or any Restricted Subsidiary having an outstanding principal amount of $10.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled by the earlier of (x) the expiration of any applicable grace period or (y) the thirtieth day after such default and/or
(II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended by the earlier of (x) the expiration of any applicable grace period or (y) the thirtieth day after such default; (g) any final judgment or order (not covered by insurance) for the payment of money in excess of $10.0 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company or any Restricted Subsidiary and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $10.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (h) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company or any of its Significant Subsidiaries in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or

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similar official of the Company or any of its Significant Subsidiaries or for
all or substantially all of the property and assets of the Company or any of its Significant Subsidiaries or (C) the winding up or liquidation of the affairs of the Company or any of its Significant Subsidiaries and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days; or (i) the Company or any of its Significant Subsidiaries
(A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any of its Significant Subsidiaries or for all or substantially all of the property and assets of the Company or any of its Significant Subsidiaries or (C) effects any general assignment for the benefit of creditors. (Section 501)

  If an Event of Default (other than an Event of Default specified in clause
(h) or (i) above) occurs and is continuing under the Indenture, the Trustee or the holders of at least 25% in aggregate principal amount of the Notes, then outstanding, by written notice to the Company (and to the Trustee if such notice is given by the holders), may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued but unpaid interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (f) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (f) shall be remedied or cured by the Company and/or the relevant Significant Subsidiaries or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause
(h) or (i) above occurs, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder. The holders of at least a majority in principal amount of the outstanding Notes by written notice to the Company and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and accrued and unpaid interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see "--Modification and Waiver." (Section 502)

  The holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of Notes. No holder may pursue any remedy with respect to the Indenture or the Notes unless: (i) the holder gives the Trustee written notice of a continuing Event of Default; (ii) the holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;
(iii) such holder or holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense; (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the holder. (Sections 507 and 508)

  The Indenture will require certain officers of the Company to certify, on or before a date not more than 120 days after the end of each fiscal year, that a review has been conducted of the activities of the Company and the

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

Company's performance under the Indenture and that the Company has fulfilled all obligations thereunder or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Company will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture. (Section 1008)

DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

  The Company may, at its option and at any time, elect to have the obligations of the Company upon the Notes discharged with respect to the outstanding Notes ("defeasance"). Such defeasance means that the Company will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes and to have satisfied all its other obligations under such Notes and the Indenture insofar as such Notes are concerned except for
(i) the rights of holders of outstanding Notes to receive payments (solely from monies deposited in trust) in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Company's obligations to issue temporary Notes, register the transfer or exchange of any Notes, replace mutilated, destroyed, lost or stolen Notes, maintain an office or agency for payments in respect of the Notes and segregate and hold such payments in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants set forth in the Indenture, and any omission to comply with such obligations will not constitute a Default or an Event of Default with respect to the Notes ("covenant defeasance"). (Sections 1301, 1302, and 1303)

  In order to exercise either defeasance or covenant defeasance, (i) the Company must irrevocably deposit or cause to be deposited with the Trustee, as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders of the Notes, cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the principal of, premium if any, and interest on the outstanding Notes on the Stated Maturity (or upon redemption, if applicable) of such principal, premium, if any, or installment of interest; (ii) no Default or Event of Default with respect to the Notes will have occurred and be continuing on the date of such deposit or, insofar as an event of bankruptcy under clause (x) of "Events of Default" above is concerned, at any time during the period ending on the 123rd day after the date of such deposit; (iii) such defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company is a party or by which it is bound; (iv) in the case of defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel stating that the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or since May 14, 1998, there has been a change in applicable federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; (v) in the case of covenant defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders of the Notes outstanding will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and (vi) the Company shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to either the defeasance or the covenant defeasance, as the case may be, have been complied with. (Section
1304)

MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of each holder affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (ii) reduce

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the principal amount of, or premium, if any, or interest on any Note or extend the time for payment of interest on, or alter the redemption provisions of, any Note, (iii) change the place or currency of payment of principal of, or premium if any, or interest on any Note, (iv) impair the right of any holder of the Notes to receive payment of, principal of and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note, (v) reduce the above-stated percentage of outstanding Notes the consent of whose holders is necessary to modify or amend the Indenture, (vi) waive a default in the payment of principal of, premium, if any, or accrued and unpaid interest on the Notes or (vii) reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

GOVERNING LAW AND SUBMISSION TO JURISDICTION

  The Notes and the Indenture will be governed by the laws of the State of New York. The Company will submit to the jurisdiction of the U.S. federal and New York state courts located in the Borough of Manhattan, City and State of New York for purposes of all legal actions and proceedings instituted in connection with the Notes and the Indenture.

CURRENCY INDEMNITY

  U.S. dollars are the sole currency of account and payment for all sums payable by the Company under or in connection with the Notes, including damages. Any amount received or recovered in a currency other than dollars (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Company or otherwise) by any holder of a Note in respect of any sum expressed to be due to it from the Company shall only constitute a discharge to the Company to the extent of the dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that dollar amount is less than the dollar amount expressed to be due to the recipient under any Note, the Company shall indemnify the recipient against any loss sustained by it as a result. In any event, the Company shall indemnify the recipient against the cost of making any such purchase. For the purposes of this paragraph, it will be sufficient for the holder of a Note to certify in a satisfactory manner (indicating the sources of information used) that it would have suffered a loss had an actual purchase of dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). These indemnities constitute a separate and independent obligation from the Company's other obligations, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any holder of a Note and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Note.

CONCERNING THE TRUSTEE

  The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuers, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if the Trustee acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

  The holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights

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or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

CERTAIN DEFINITIONS

  Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the full definition of all terms as well as any other capitalized term used herein for which no definition is provided.

  "Acquired Indebtedness" is defined to mean Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition by the Company or a Restricted Subsidiary and not incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition; provided that Indebtedness of such Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon the consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition shall not be Indebtedness.

  "Affiliate" is defined to mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, is defined to mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. For purposes of the Indenture "Affiliate" shall be deemed to include Mr. K. Paul Singh.

  "Asset Acquisition" is defined to mean (i) an investment by the Company or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or shall be merged into or consolidated with the Company or any of its Restricted Subsidiaries or
(ii) an acquisition by the Company or any of its Restricted Subsidiaries of the property and assets of any Person other than the Company or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person.

  "Asset Disposition" is defined to mean the sale or other disposition by the Company or any of its Restricted Subsidiaries (other than to the Company or another Restricted Subsidiary of the Company) of (i) all or substantially all of the Capital Stock of any Restricted Subsidiary of the Company or (ii) all or substantially all of the assets that constitute a division or line of business of the Company or any of its Restricted Subsidiaries.

  "Asset Sale" is defined to mean any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transactions) in one transaction or a series of related transactions by the Company or any of its Restricted Subsidiaries to any Person other than the Company or any of its Restricted Subsidiaries of (i) all or any of the Capital Stock of any Subsidiary, (ii) all or substantially all of the property and assets of an operating unit or business of the Company or any of its Restricted Subsidiaries or (iii) any other property and assets of the Company or any of its Restricted Subsidiaries outside the ordinary course of business of the Company or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of assets of the Company and which, in the case of any of clause (i),
(ii) or (iii) above, whether in one transaction or a series of related transactions, (a) have a Fair Market Value in excess of $1.0 million or (b) are for net proceeds in excess of $1.0 million; provided that (x) sales or other dispositions of inventory, receivables and other current assets in the ordinary course of business and (y) sales or other dispositions of assets for consideration at least equal to the Fair Market Value (as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) of the assets sold or disposed of, to the extent that the consideration received would constitute property or assets of the kind described in clause (i)(B) of the second paragraph of the "Limitation on Asset Sales" covenant, shall not be included within the meaning of "Asset Sale."


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

  "Average Life" is defined to mean, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and
(b) the amount of such principal payment by (ii) the sum of all such principal payments.

  "Capital Stock" is defined to mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether now outstanding or issued after the date of the Indenture, including, without limitation, all Common Stock and Preferred Stock.

  "Capitalized Lease" is defined to mean, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person; and "Capitalized Lease Obligation" is defined to mean the discounted present value of the rental obligations under such lease.

  "Change of Control" is defined to mean such time as (i) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange
Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of the then outstanding Voting Stock of the Company on a fully diluted basis; (ii) individuals who at the beginning of any period of two consecutive calendar years constituted the Board of Directors (together with any directors who are members of the Board of Directors on the date hereof and any new directors whose election by the Board of Directors or whose nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then still in office who either were members of the Board of Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of such board of directors then in office; (iii) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any such "person" or "group" (other than to the Company or a Restricted Subsidiary); (iv) the merger or consolidation of the Company with or into another corporation or the merger of another corporation with or into the Company with the effect that immediately after such transaction any such "person" or "group" of persons or entities shall have become the beneficial owner of securities of the surviving corporation of such merger or consolidation representing a majority of the total voting power of the then outstanding Voting Stock of the surviving corporation; or (v) the adoption of a plan relating to the liquidation or dissolution of the Company.

  "Closing Date" is defined to mean the date on which the Notes are originally issued under the Indenture.

  "Common Stock" is defined to mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's common stock, whether now outstanding or issued after the date of the Indenture, including, without limitation, all series and classes of such common stock.

  "Consolidated Cash Flow" is defined to mean, for any period, the sum of the amounts for such period of (i) Consolidated Net Income, (ii) Consolidated Interest Expense, (iii) income taxes, to the extent such amount was deducted in calculating Consolidated Net Income (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets), (iv) depreciation expense, to the extent such amount was deducted in calculating Consolidated Net Income, (v) amortization expense, to the extent such amount was deducted in calculating Consolidated Net Income, and (vi) all other non-cash items reducing Consolidated Net Income (excluding any non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period), less all non-cash items increasing Consolidated Net Income, all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in conformity with GAAP.

  "Consolidated Fixed Charges" is defined to mean, for any period, Consolidated Interest Expense plus dividends declared and payable on Preferred Stock.

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

  "Consolidated Interest Expense" is defined to mean, for any period, the aggregate amount of interest in respect of Indebtedness (including capitalized interest, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and interest on Indebtedness that is Guaranteed or secured by the Company or any of its Restricted Subsidiaries) and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company and its Restricted Subsidiaries during such period.

  "Consolidated Net Income" is defined to mean, for any period, the aggregate consolidated net income (or loss) of the Company and its Restricted Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Consolidated Net Income (without duplication): (i) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described above, the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Company or any of its Restricted Subsidiaries; (ii) any gains or losses (on an after-tax basis) attributable to Asset Sales; (iii) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described above, any amount paid or accrued as dividends on Preferred Stock of the Company or Preferred Stock of any Restricted Subsidiary owned by Persons other than the Company and any of its Restricted Subsidiaries; (iv) all extraordinary gains and extraordinary losses; and (v) the net income (or loss) of any Person (other than net income (or loss) attributable to a Restricted Subsidiary) in which any Person (other than the Company or any of its Restricted Subsidiaries) has a joint interest, except to the extent of the amount of dividends or other distributions actually paid to the Company or any of its Restricted Subsidiaries by such other Person during such period.

  "Credit Facilities" is defined to mean, with respect to the Company, one or more debt facilities or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part form time to time.

  "Currency Agreement" is defined to mean any foreign exchange contract, currency swap agreement and any other arrangement and agreement designed to provide protection against fluctuations in currency values.

  "Default" is defined to mean any event that is, or after notice or passage of time or both would be, an Event of Default.

  "Eligible Accounts Receivable" is defined to mean the accounts receivables (net of any reserves and allowances for doubtful accounts in accordance with GAAP) of any Person that are not more than 60 days past their due date and that were entered into in the ordinary course of business on normal payment terms as shown on the most recent consolidated balance sheet of such Person filed with the Commission, all in accordance with GAAP.

  "Eligible Institution" is defined to mean a commercial banking institution that has combined capital and surplus of not less than $500 million or its equivalent in foreign currency, whose debt is rated "A-3" or higher or "A-" or higher according to Moody's Investors Service, Inc. or Standard & Poor's Ratings Group (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act) respectively, at the time as of which any investment or rollover therein is made.


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

  "Employment Agreements" is defined to mean the employment agreements between the Company and Mr. K. Paul Singh, dated June 1994.

  "Existing Indebtedness" is defined to mean Indebtedness outstanding on the date of the Indenture.

  "Fair Market Value" is defined to mean, with respect to any asset or property, the sale value that would be obtained in an arm's length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer.

  "GAAP" is defined to mean generally accepted accounting principles in the United States of America as in effect from time to time, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession.

  "Government Securities" is defined to mean direct obligations of, or obligations guaranteed by, the United States of America for the payment of which obligations or guarantee the full faith and credit of the United States is pledged.

  "Guarantee" is defined to mean any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or
(ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

  "Incur" is defined to mean, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an Incurrence of Indebtedness by reason of the acquisition of more than 50% of the Capital Stock of any Person; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

  "Indebtedness" is defined to mean, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables, (v) all obligations of such Person as lessee under Capitalized Leases, (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the Fair Market Value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person, (viii) the maximum fixed redemption or repurchase price of Redeemable Stock of such Person at the time of determination and (ix) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided (i) that the amount outstanding at any time

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

of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP and (ii) that Indebtedness shall not include any liability for federal, state, local or other taxes.

  "Interest Rate Agreement" is defined to mean interest rate swap agreements, interest rate cap agreements, interest rate insurance, and other arrangements and agreements designed to provide protection against fluctuations in interest rates.

  "Investment" in any Person is defined to mean any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of the Company or its Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person. For purposes of the definition of "Unrestricted Subsidiary," the "Limitation on Restricted Payments" covenant and the "Limitation on Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant described above, (i) "Investment" shall include (a) the Fair Market Value of the assets (net of liabilities) of any Restricted Subsidiary of the Company at the time that such Restricted Subsidiary of the Company is designated an Unrestricted Subsidiary and shall exclude the Fair Market Value of the assets (net of liabilities) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary of the Company and (b) the Fair Market Value, in the case of a sale of Capital Stock in accordance with the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant such that a Person no longer constitutes a Restricted Subsidiary, of the remaining assets (net of liabilities) of such Person after such sale, and shall exclude the Fair Market Value of the assets (net of liabilities) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary of the Company and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined by the Board of Directors in good faith.

  "Lien" is defined to mean any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest).

  "Marketable Securities" is defined to mean: (i) Government Securities which have a remaining weighted average life to maturity of not more than one year from the date of Investment therein; (ii) any time deposit account, money market deposit and certificate of deposit maturing not more than 180 days after the date of acquisition issued by, or time deposit of, an Eligible Institution; (iii) commercial paper maturing not more than 90 days after the date of acquisition issued by a corporation (other than an Affiliate of the Company) with a rating, at the time as of which any investment therein is made, of "P-1" or higher according to Moody's Investors Service, Inc., or "A-1" or higher according to Standard & Poor's Rating Group (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act)); (iv) any banker's acceptance or money market deposit accounts issued or offered by an Eligible Institution; (v) repurchase obligations with a term of not more than 7 days for Government Securities entered into with an Eligible Institution; and (vi) any fund 95% of the assets of which consist of investments of the types described in clauses (i) through (v) above.

  "Net Cash Proceeds" is defined to mean, (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary of the Company) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including

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

fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either
(A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by the Company or any Restricted Subsidiary of the Company as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and (b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary of the Company) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

  "Permitted Business" is defined to mean the business of (i) transmitting, or providing services relating to the transmission of, voice, video or data through owned or leased transmission facilities, (ii) constructing, creating, developing or marketing communications related network equipment, software and other devices for use in a telecommunications business or (iii) evaluating, participating or pursuing any other activity or opportunity that is primarily related to those identified in clause (i) or (ii) above; provided that the determination of what constitutes a Permitted Business shall be made in good faith by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a Board Resolution.

  "Permitted Investment" is defined to mean (i) an Investment in a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, the Company or a Restricted Subsidiary; (ii) any Investment in Marketable Securities; (iii) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;
(iv) loans or advances to employees made in the ordinary course of business in accordance with past practice of the Company or its Restricted Subsidiaries and that do not in the aggregate exceed $1.0 million at any time outstanding;
(v) stock, obligations or securities received in satisfaction of judgments;
(vi) Investments in any Person received as consideration for Asset Sales to the extent permitted under the "Limitation on Asset Sales" covenant; and (vii) Investments in any Person at any one time outstanding (measured on the date each such Investment was made without giving effect to subsequent changes in value) in an aggregate amount not to exceed 10.0% of the Company's total consolidated assets.

  "Permitted Liens" is defined to mean (i) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of- money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any of its Restricted Subsidiaries; (vi) Liens (including extensions and renewals thereof) upon real or personal property purchased or leased after the Closing Date; provided that (a) such Lien is created solely for the purpose of securing indebtedness Incurred in compliance with the "Limitation on Indebtedness" covenant (1) to finance the cost (including the cost of design, development, construction, acquisition, installation or integration) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (2) to refinance any Indebtedness previously so secured, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (vii) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole; (viii) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets; (ix) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease; (x) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (xi) Liens on property of, or on shares of stock or Indebtedness of, any corporation existing at the time such corporation becomes, or becomes a part of, any Restricted Subsidiary; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets acquired and were not created in contemplation of such transaction; (xii) Liens in favor of the Company or any Restricted Subsidiary; (xiii) Liens arising from the rendering of a final judgment or order against the Company or any Restricted Subsidiary of the Company that does not give rise to an Event of Default; (xiv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xv) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xvi) Liens encumbering customary initial deposits and margin deposits and other Liens that are either within the general parameters customary in the industry or incurred in the ordinary course of business, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements; (xvii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Restricted Subsidiaries prior to the Closing Date; (xviii) Liens existing on the Closing Date or securing the Notes or any Guarantee of the Notes; (xix) Liens granted after the Closing Date on any assets or Capital Stock of the Company or its Restricted Subsidiaries created in favor of the holders; (xx) Liens securing Indebtedness which is incurred to refinance secured Indebtedness which is permitted to be Incurred under clause (iv) of paragraph (b) of the "Limitation on Indebtedness" covenant; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced; (xxi) Liens on the property or assets of a Restricted Subsidiary securing Indebtedness of such Subsidiary which Indebtedness is permitted under the Indenture; and (xxii) Liens securing Indebtedness under Credit Facilities incurred in compliance with clauses (i) and (ii) of paragraph (b) of the "Limitation on Indebtedness" covenant.

  "Preferred Stock" is defined to mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's preferred or preference stock, whether now outstanding or issued after the date of the Indenture, including, without limitation, all series and classes of such preferred or preference stock.

  "Pro Forma Consolidated Cash Flow" is defined to mean, for any period, the Consolidated Cash Flow of the Company for such period calculated on a pro forma basis to give effect to any Asset Disposition or Asset Acquisition not in the ordinary course of business (including acquisitions of other Persons by merger, consolidation or purchase of Capital Stock) during such period as if such Asset Disposition or Asset Acquisition had taken place on the first day of such period.


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

  "Proportionate Share" is defined to mean, as of any date of calculation, an amount equal to (i) the outstanding principal amount of Notes as of such date, divided by (ii) the sum of the outstanding principal amount of Notes as of such date plus the outstanding principal amount as of such date of all other Indebtedness (other than Subordinated Indebtedness) of the Issuer the terms of which obligate the Issuer to make a purchase offer in connection with the relevant Excess Proceeds or the Asset Sale giving rise thereto.

  "Public Equity Offering" is defined to mean an underwritten primary public offering of Common Stock of the Company pursuant to an effective registration statement under the Securities Act.

  "Purchase Money Obligations" is defined to mean, with respect to each Person, obligations, other than those under Capitalized Leases, Incurred or assumed in the ordinary course of business in connection with the purchase of property to be used in the business of such Person.

  "Redeemable Stock" is defined to mean any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Notes, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Redeemable Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute Redeemable Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described above and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company's offer to repurchase such Notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described above.

  "Restricted Subsidiary" is defined to mean any Subsidiary of the Company other than an Unrestricted Subsidiary.

  "Significant Subsidiary" is defined to mean, at any date of determination, any Subsidiary of the Company that, together with its Subsidiaries, (i) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated revenues of the Company or (ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year.

  "Stated Maturity" is defined to mean, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

  "Strategic Subordinated Indebtedness" is defined to mean Indebtedness of the Company Incurred to finance the acquisition of a Person engaged in a business that is related, ancillary or complementary to the business conducted by the Company or any of its Restricted Subsidiaries, which Indebtedness by its terms, or by the terms of any agreement or instrument pursuant to which such Indebtedness is Incurred, (i) is expressly made subordinate in right of payment to the Notes and (ii) provides that no payment of principal, premium or interest on, or any other payment with respect to, such Indebtedness may be made prior to the payment in full of all of the Company's obligations under the Notes; provided that such Indebtedness may provide for and be repaid at any time from the proceeds of a capital contribution, the sale of Common Stock (other than Redeemable Stock) of the Company, or other Strategic Subordinated Indebtedness Incurred, after the Incurrence of such Indebtedness.

  "Subsidiary" is defined to mean, with respect to any Person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

  "Subordinated Indebtedness" is defined to mean Indebtedness of the Company subordinated in right of payment to the Notes.

  "Trade Payables" is defined to mean any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by the Company or any of its Restricted Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods and services.

  "Transaction Date" is defined to mean, with respect to the Incurrence of any Indebtedness by the Company or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

  "Unrestricted Subsidiary" is defined to mean (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary; provided that (A) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, that such designation would be permitted under the "Limitation on Restricted Payments" covenant described above, and (B) such Subsidiary is not liable, directly or indirectly, with respect to any Indebtedness other than Unrestricted Subsidiary Indebtedness. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant described above and (y) no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officer's Certificate certifying that such designation complied with the foregoing provisions.

  "Unrestricted Subsidiary Indebtedness" is defined to mean Indebtedness of any Unrestricted Subsidiary (i) as to which neither the Company nor any Restricted Subsidiary is directly or indirectly liable (by virtue of the Company or any such Restricted Subsidiary being the primary obligor on, guarantor of, or otherwise liable in any respect to, such Indebtedness), and
(ii) which, upon the occurrence of a default with respect thereto, does not result in, or permit any holder of any Indebtedness of the Company or any Restricted Subsidiary to declare, a default on such Indebtedness of the Company or any Restricted Subsidiary or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

  "U.S. Subsidiary" is defined to mean any corporation or other entity incorporated or organized under the laws of the United States or any state thereof.

  "Voting Stock" is defined to mean with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

  "Wholly Owned," with respect to any Subsidiary, is defined to mean a Subsidiary of the Company if all of the outstanding Capital Stock in such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) is owned by the Company or one or more Wholly Owned Subsidiaries of the Company.

BOOK ENTRY, DELIVERY AND FORM

  The Initial Notes were offered and sold to "qualified institutional buyers" in reliance on Rule 144A and, to certain non-U.S. Holders, Regulation S under the Securities Act. The Initial Notes were issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

  The Initial Notes are represented by one or more Notes in registered, global form without interest coupons (the "Restricted Global Note"), and, except as set forth below, the Exchange Notes will be represented by one or more Notes in registered, global form without interest coupons (the "Unrestricted Global Note," and together with the Restricted Global Note, the "Global Note"). The Restricted Global Note was, and the Unrestricted Global Note will be, deposited upon issuance with the Trustee as custodian for the Depository in Richmond, Virginia and registered in the name of the Depositary or its nominee, in each case for credit to an account of a direct or indirect participant in the Depositary as described below.

  Except as set forth below, the Global Note may be transferred, in whole and not in part, only to another nominee of The Depositary or to a successor of the Depositary or its nominee. Beneficial interests in the Global Note may not be exchanged for Notes in certificated form except in the limited circumstances described below. See "Exchange of Book-Entry Notes for Certificated Notes."

  The Trustee will act as Registrar.

DEPOSITARY PROCEDURES

  The Depositary has advised the Company that the Depositary is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through Participants or Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of the Depositary are recorded on the records of the Participants and Indirect Participants.

  The Depositary has also advised the Company that pursuant to procedures established by it, (i) upon deposit of the Global Note, the Depositary will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Note and (ii) ownership of such interests in the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to Participants) or by Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Note).

  Investors in the Global Note may hold their interests therein directly through the Depositary, if they are participants in such system, or indirectly through organizations that are Participants in such system. All interests in a Global Note may be subject to the procedures and requirements of the Depositary.

  The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interest in a Global Note to such persons may be limited to that extent. Because the Depositary can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons or entities that do not participate in the Depositary system, or otherwise take actions in respect of such interests may be affected by the lack of physical certificate evidencing such interests. For certain other restrictions on the transferability of the Notes, see "--Exchange of Book-Entry Notes for Certificated Notes."

  EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL NOTE WILL NOT HAVE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR HOLDERS THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

  Payments in respect of the principal and premium and Liquidated Damages, if any, and interest on a Global Note registered in the name of the Depositary or its nominee will be payable by the paying agent to the Depositary or its nominee in is capacity as the registered holder of a Global Note under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect of the Depositary's records or any participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Note, or for maintaining, supervising or reviewing any of the Depositary's records or any participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Note or (ii) any other matter relating to the actions and practices of the Depositary or any of its Participants or Indirect Participants.

  The Depositary has advised the Company that its current practices, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the Global Note as shown on the records of the Depositary. Payments by Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will not be the responsibility of the Depositary, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by the Depositary or its Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from the Depositary or its nominee as the registered owner of the Notes for all purposes.

  Interests in the Global Note will trade in the Depositary's Same-Day Funds Settlement System and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of the Depositary and its Participants. Transfers between Participants in the Depositary will be effective in accordance with the Depositary's procedures, and will be settled in same-day funds.

  The Depositary has advised the Company that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account the Depositary interests in the Global Note are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given direction. However, if there is an Event of Default under the Notes, the Depositary reserves the right to exchange the Global Note for legended Notes in certificated form, and to distribute such Notes to its Participants.

  The information in this section concerning the Depositary and its book-entry systems has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. Neither the Company nor the Trustee will have any responsibility for the performance by the Depositary or its respective Participants or Indirect Participants of its respective obligations under the rules and procedures governing its operations.

 Exchange of Book-Entry Notes for Certificated Notes.

  A Global Note is exchangeable for definitive Notes in registered certificated form if (i) the Depositary (A) notifies the Company that it is unwilling or unable to continue as depository for the Global Note and the Company thereupon fails to appoint a successor depository or (B) has ceased to be a clearing agency registered under the Exchange Act, (ii) upon the continuance of an Event of Default or (iii) the Company, at its option, notifies the Trustee in writing that it elects to cause issuance of the Notes in certificated form. In addition, beneficial interests in a Global Note may be exchanged for certificated Notes upon request but only upon at least 20 days' prior written notice given to the Trustee by or on behalf of the Depositary in accordance with customary procedures. In all cases, certificated Notes delivered in exchange for any Global Note or beneficial interest therein will be registered in names, and issued in any approved denominations, requested by or on behalf of the Depositary (in accordance with its customary procedures) and will bear, the restrictive legend referred to in "Notice to Investors," unless the Company determines otherwise in compliance with applicable law.

 Same Day Settlement and Payment.

  The Indenture will require that payments in respect of the Notes represented by the Global Note (including principal, premium, if any, interest and Liquidated Damages, if any) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. With respect to certificated Notes, the Company will make all payments of principal, premium, if any, interest and Liquidated Damages, if any, by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. The Company expects that secondary trading in the certificated Notes will also be settled in immediately available funds.

REGISTRATION RIGHTS

  The holders of the Exchange Notes are not entitled to any registration rights with respect to the Exchange Notes. The Company has entered into the Registration Rights Agreement with the Initial Purchasers, pursuant to which the Company agreed to file with the Commission, subject to the provisions described below, the Exchange Offer Registration Statement on an appropriate form permitting registration of the Exchange Notes to be offered in exchange for the Transfer Restricted Securities and to permit resales of Exchange Notes held by broker-dealers as contemplated by the Registration Rights Agreement. The Registration Statement of which this Prospectus forms a part constitutes the Exchange Offer Registration Statement.

  The Registration Rights Agreement provides that if (i) the Company is not permitted to file the Exchange Offer Registration Statement or to consummate the Exchange offer because the Exchange Offer is not permitted by applicable law or Commission policy, (ii) the Exchange Offer is not for any other reason consummated by October 16, 1998 or (iii) the Exchange Offer has been completed and in the written opinion of counsel for the Initial Purchasers a Registration Statement must be filed and a prospectus must be delivered by the Initial Purchasers in connection with any offering or sale of Transfer Restricted Securities, the Company will use its reasonable best efforts to:
(A) file a Shelf Registration Statement within 60 days of the earliest to occur of (i) through (iv) above and (B) cause the Shelf Registration Statement to be declared effective by the Commission on or prior to the 120th day after such obligation arises. The Company shall use its reasonable best efforts to keep such Shelf Registration Statement continuously effective, supplemented and amended to ensure that it is available for resales of Notes by the holders of Transfer Restricted Securities entitled to this benefit and to ensure that such Shelf Registration Statement conforms and continues to conform with the requirements of the Registration Rights Agreement, the Securities Act and the policies, rules and regulations of the Commission, as announced from time to time, until the second anniversary of the Closing Date; provided, however, that during such two-year period the holders may be prevented or restricted by the Company from effecting sales pursuant to the Shelf Registration Statement as more fully described in the Registration Rights Agreement. A Holder of Notes that sells its Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such Holder (including certain indemnification and contribution obligations).

  For purposes of the foregoing, "Transfer Restricted Securities" means each Note until the earliest to occur of (i) the date on which such Note has been exchanged by a person other than a broker-dealer for Exchange Notes in the Exchange Offer, (ii) following the exchange by a broker-dealer in the Exchange Offer of such Note for one or more Exchange Notes, the date on which such Exchange Notes are sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement, (iii) the date on which such Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iv) the date on which such Note is eligible for distribution to the public pursuant to Rule 144 under the Securities Act.

  If (i) the Company fails to file with the Commission any of the Registration Statements required by the Registration Rights Agreement on or before the date specified therein for such filing, (ii) any of such Registration Statements is not declared effective by the Commission on or prior to the date specified for such effectiveness in the Registration Rights Agreement (the "Effectiveness Target Date"), (iii) the Exchange Offer has not been consummated within 30 days after the Effectiveness Target Date with respect to the Exchange Offer Registration Statement or (iv) any Registration Statement required by the Registration Rights Agreement is filed and declared effective but thereafter ceases to be effective or fails to be usable for its intended purpose without being succeeded within five business days by a post-effective amendment to such Registration Statement that cures such failure and that is itself immediately declared effective (each such event referred to in clauses (i) through (iv) above, a "Registration Default"), additional cash interest (Liquidated Damages") shall accrue to each Holder of the Notes commencing upon the occurrence of such Registration Default in an amount equal to .50% per annum of the principal amount of Notes held by such Holder. The amount of Liquidated Damages will increase by an additional .50% per annum of the principal amount of Notes with respect to each subsequent 90-day period (or portion thereof) until all Registration Defaults have been cured, up to a maximum rate of Liquidated Damages of 1.50% per annum of the principal amount of Notes. All accrued Liquidated Damages will be paid to Holders by the Company in the same manner as interest is paid pursuant to the Indenture. Following the cure of all Registration Defaults relating to any particular Transfer Restricted Securities, the accrual of Liquidated Damages with respect to such Transfer Restricted Securities will cease.

  The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus constitutes a part, will be made available to prospective purchasers of the Notes upon request to the Company.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following is a general discussion of certain material United States federal income tax consequences of the purchase, ownership and disposition of Notes by holders that acquire Notes at original issuance for cash at their face value. This discussion is limited to holders who hold the Notes as capital assets, within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Furthermore, this discussion does not address all aspects of United States federal income taxation that may be applicable to investors in light of their particular circumstances, or to investors subject to special treatment under United States federal income tax law (including, without limitation, certain financial institutions, insurance companies, tax-exempt entities, dealers in securities, persons who have acquired Notes as part of a straddle, hedge, conversion transaction or other integrated investment or persons whose functional currency is not the United States dollar). This discussion is based on provisions of the Code, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect.

  EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES INCLUDING THE APPLICABILITY OF ANY FEDERAL ESTATE OR GIFT TAX LAWS, ANY STATE, LOCAL OR FOREIGN TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

  As used herein, the term "U.S. Holder" means a holder of a Note that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust, if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust. The term "Non-U.S. Holder", means a holder of a Note other than a U.S. Holder.

U.S. TAXATION OF U.S. HOLDERS

  Payments of Interest. Stated interest payable on the Notes generally will be included in the gross income of a U.S. Holder as ordinary interest income at the time accrued or received, in accordance with such U.S. Holder's method of accounting for United States federal income tax purposes.

  Payments of Additional Interest/Redemption Premium. Because the Notes provide for the payment of additional interest or redemption premium under certain circumstances, the Notes may be subject to Treasury regulations applicable to debt instruments that provide for one or more contingent payments. Under such Treasury regulations, if the payment of such liquidated damages is, as of the date the Notes are issued, either a "remote" or "incidental" contingency, the payment would not be considered a contingent payment and such amounts would be accounted for under the holder's normal method of accounting for tax purposes. The Company intends, solely for these purposes, to treat the possibility of the payment of such liquidated damages as a remote or incidental contingency. Such determination is binding on a holder unless such holder discloses to the Internal Revenue Service (the "IRS") that it is taking a contrary position.

  Disposition of the Notes. Upon the sale, exchange, redemption, retirement at maturity or other disposition of a Note (collectively, a "Disposition"), a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized by such U.S. Holder (except to the extent such amount is attributable to accrued interest, which will be treated as ordinary interest income) and such U.S. Holder's adjusted tax basis in the Note. A holder's adjusted tax basis in the Notes will generally be equal to the amount such holder paid for the Note. Such capital gain or loss generally will be long-term capital gain or loss if the holding period for the Note exceeds one year at the time of the Disposition. Generally, the maximum tax rate for individuals on long term capital gain is 28% for capital assets held for more than one year but for 18 months or less, and 20% for capital assets held for more than 18 months.

  The exchange of an Initial Note for an Exchange Note will not be a taxable event for a Holder.

U.S. TAXATION OF NON-U.S. HOLDERS

  Payments of Interest. In general, payments of interest received by a Non-U.S. Holder will not be subject to United States withholding tax, provided that the Non-U.S. Holder (i) does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) is not a controlled foreign corporation that is related to the Company actually or constructively through stock ownership, and (iii) either (x) the beneficial owner of the Note provides the Company or its paying agent with a properly executed certification on IRS form W-8 (or suitable substitute form), signed under penalties of perjury, that the beneficial owner is not a "U.S. person" for U.S. federal income tax purposes and that provides the beneficial owner's name and address, or (y) a securities clearing organization, bank or other financial institution that holds customer's securities in the ordinary course of its business holds the Note and certifies to the Company or its agent under penalties of perjury that the IRS form W-8 (or a suitable substitute form) has been received by it from the beneficial owner of the Note or a qualifying intermediary and furnishes the payor a copy thereof. Payments of interest not exempt from U.S. federal withholding tax as described above will be subject to such withholding tax at the rate of 30%, unless reduced or eliminated under an applicable income tax treaty, and the required documentation to claim the treaty benefit is provided.

  Treasury regulations that will be effective with respect to payments made after December 31, 1999 (the "Withholding Regulations") provide alternative methods for satisfying the certification requirements described in the preceding paragraph. The Withholding Regulations also will require, in the case of Notes held by a foreign partnership, that the certification described above be provided by each partner.

  Disposition of the Notes. A Non-U.S. Holder generally will not be subject to U.S. federal income tax (and generally no tax will be withheld) with respect to gain realized on the Disposition of a Note, unless (i) the gain is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 or more days during the taxable year of the Disposition and certain other requirements are satisfied.

  Effectively Connected Income. If interest and other payments received by a Non-U.S. Holder with respect to the Notes (including proceeds from the Disposition of the Notes) are effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (or the Non-U.S. Holder is otherwise subject to U.S. federal income taxation on a net basis with respect to such holder's ownership of the notes), such Non-U.S. Holder will generally be subject to the rules described above under "U.S. Taxation of U.S. Holders" (subject to any modification provided under an applicable income tax treaty). Such Non-U.S. Holder may also be subject to the U.S. "branch profits tax" if such holder is a corporation.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  Certain non-corporate U.S. Holders may be subject to backup withholding at a rate of 31% on payments of principal, premium and interest on, and the proceeds of the Disposition of, the Notes. In general, backup withholding only will be imposed on a U.S. Holder if he, she or it (i) fails to furnish a taxpayer identification number ("TIN") which, for an individual, would be his or her Social Security number, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that he, she or it has failed to report payments of interest or dividends or (iv) under certain circumstances, fails to certify, under penalty of perjury, that he, she or it (a) has furnished a correct TIN and (b) has not been notified by the IRS that he, she or it is subject to backup withholding tax for failure to report interest or dividend payments.

  Backup withholding generally will not apply to payments made to a Non-U.S. Holder of a Note who provides the certification described under "U.S. Taxation of Non-U.S. Holders--Payments of Interest" or otherwise establishes an exemption from backup withholding, provided that the payor does not have actual knowledge that the holder is a U.S. person.

THE EXCHANGE OFFER

  The exchange of Initial Notes for Exchange Notes pursuant to the Exchange Offer will not constitute a significant modification of the terms of the Initial Notes and, therefore, such exchange will not constitute an exchange for United States federal income tax purposes. Accordingly, such exchange will have no United States federal income tax consequences to U.S. holders of the Initial Notes and the holding period of the Exchange Notes will include the holding period of the Initial Notes and the basis of the Exchange Notes will be the same as the basis of the Initial Notes immediately before the exchange.

ORIGINAL ISSUE DISCOUNT AND STATED INTEREST

  The Initial Notes were issued and the Exchange Notes will be issued without original issue discount. Stated interest on the Initial and Exchange Notes will be taxable to a holder as ordinary interest income at the time it is accrued or paid in accordance with such holder's method of accounting for tax purposes.

BOND PREMIUM ON THE EXCHANGE NOTES

  If a holder of an Exchange Note purchased the Initial Notes for an amount in excess of the amount payable at the maturity date (or a call date, if appropriate) of the Initial Notes, the holder may deduct such excess as amortizable bond premium over the aggregate terms of the Initial Notes and the Exchange Notes (taking into account earlier call dates, as appropriate), under a yield-to-maturity formula. The deduction is available only if an election is made by the purchaser or is in effect. This election is revocable only with the consent of the IRS. The election applies to all obligations owned or subsequently acquired by the holder. The holder's adjusted tax basis in the Initial Notes and the Exchange Notes will be reduced to the extent of the deduction of amortizable bond premium. Except as may otherwise be provided in future regulations, under the Code the amortizable bond premium is treated as an offset to interest income on the Initial Notes and the Exchange Notes rather than as a separate deduction item.

MARKET DISCOUNT ON THE EXCHANGE NOTES

  Tax consequences of a disposition of the Exchange Notes may be affected by the market discount provisions of the Code. These rules generally provide that if a holder acquired the Initial Notes (other than in an original issue) at a market discount which equals or exceeds 1/4 of 1% of the stated redemption price of the Initial Notes at maturity multiplied by the number of remaining complete years to maturity and thereafter recognizes gain upon a disposition (or makes a gift) of the Exchange Notes, the lesser of (i) such gain (or appreciation, in the case of a gift) or (ii) the portion of the market discount which accrued while the Initial or Exchange Notes were held by such holder will be treated as ordinary income at the time of the disposition (or gift). For these purposes, market discount means the excess (if any) of the stated redemption price at maturity over the basis of such Initial or Exchange Notes immediately after their acquisition by the holder. A holder of the Exchange Notes may elect to include any market discount (whether accrued under the Initial Notes or the Exchange Notes) in income currently rather than upon disposition of the Exchange Notes. This election once made applies to all market discount obligations acquired on or after the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

  A holder of any Exchange Note who acquired the Initial Note at a market discount generally will be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry such Initial or Exchange Note until the market discount is recognized upon a subsequent disposition of such Exchange Note. Such a deferral is not required, however if the holder elects to include accrued market discount in income currently.

REDEMPTION OR SALE OF THE EXCHANGE NOTES

  Generally, any redemption or sale of the Exchange Notes by a holder should result in taxable gain or loss equal to the difference between the amount of cash and the fair market value of property received (except to the extent that such cash or property received is attributable to accrued, but previously untaxed, interest) and the holder's tax basis in the Exchange Notes. The tax basis of a holder of the Exchange Notes should generally be equal to the price paid for the Initial Notes exchanged therefor, plus any accrued market discount on the Exchange Notes (and the Initial Notes exchanged therefor) included in the holder's income prior to sale or redemption of the Exchange Notes, or reduced by any amortizable bond premium applied against the holder's income prior to sale or redemption of the Exchange Notes. Such gain or loss generally would be long-term capital gain or loss if the holding period exceeded one year, except to the extent it constitutes accrued market discount.

  THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH HOLDER OF THE INITIAL NOTES SHOULD CONSULT HIS OR HER TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO HIM OR HER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE EXCHANGE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

                             PLAN OF DISTRIBUTION

  Each broker-dealer that holds Initial Notes that were acquired for its own account as a result of market making or other trading activities (other than Initial Notes acquired directly from the Company), may exchange Initial Notes for Exchange Notes in the Exchange Offer. However, any such broker-dealer may be deemed to be an "underwriter" within the meaning of such term under the Securities Act and must, therefore, acknowledge that it will deliver a prospectus in connection with any resale of Exchange Notes received in the Exchange Offer. This prospectus delivery requirement may be satisfied by the delivery by such broker-dealer of this Prospectus, as it may be amended or supplemented from time to time. The Company has agreed that, for a period of 180 days after the effective date of this Prospectus, it will make this Prospectus, as amended or supplemented, available to any broker-dealer who receives Exchange Notes in the Exchange Offer for use in connection with any such sale. The Company will not receive any proceeds from any sales of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own accounts pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale of Exchange Notes by broker-dealers may be made directly to a purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Company has agreed to pay all expenses incident to the Exchange Offer other than commissions or concessions of any brokers or dealers and will indemnify Holders (including any broker-dealer) against certain liabilities, including liabilities under the Securities Act.

  By acceptance of the Exchange Offer, each broker-dealer that receives Exchange Notes pursuant to the Exchange Offer hereby agrees to notify the Company prior to using the Prospectus in connection with the sale or transfer of Exchange Notes, and acknowledges and agrees that, upon receipt of notice from the Company of the happening of any event which makes any statement in the Prospectus untrue in any material respect or which requires the making of any changes in the Prospectus in order to make the statements herein not misleading (which notice the Company agrees to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the Prospectus until the Company has amended or supplemented the Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented prospectus to such broker-dealer.

                                 LEGAL MATTERS

  The validity of the Exchange Notes offered hereby is being passed upon for the Company by Pepper Hamilton LLP. Mr. John DePodesta, "of counsel" to Pepper Hamilton LLP, is a director and an Executive Vice President of the Company, and the beneficial owner of 320,240 shares of Common Stock.

                                    EXPERTS

  The Consolidated Financial Statements of Primus as of December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997 included in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report appearing herein and incorporated by reference from the Joint Proxy Statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The Consolidated Financial Statements of USFI, Inc. at December 31, 1996 and 1995, and for the years then ended are included in this Prospectus and incorporated by reference from the Joint Proxy Statement and have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere and incorporated by reference herein (which as to the report dated September 30, 1997 contains an explanatory paragraph describing conditions that raise substantial doubt about USFI Inc.'s ability to continue as a going concern as described in Note 2 to the consolidated financial statements), and have been included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The Consolidated Financial Statements of TresCom at December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997, included in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein and incorporated by reference from the Joint Proxy Statement, and have been included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED:
  Consolidated Financial Statements:
    Independent Auditors' Report..........................................  F-3
    Consolidated Statement of Operations for the years ended December 31,
     1997, 1996 and 1995..................................................  F-4
    Consolidated Balance Sheet as of December 31, 1997 and 1996...........  F-5
    Consolidated Statement of Stockholders' Equity (Deficit) for the years ended December 31, 1997, 1996 and 1995...............................  F-6
    Consolidated Statement of Cash Flows for the years ended December 31,
     1997, 1996 and 1995..................................................  F-7
    Notes to Consolidated Financial Statements............................  F-8
  Unaudited Consolidated Financial Statements:
    Unaudited Consolidated Statement of Operations for the three months ended March 31, 1998 and 1997........................................ F-18
    Unaudited Consolidated Balance Sheet as of March 31, 1998............. F-19
    Unaudited Consolidated Statement of Cash Flows for the three months ended March 31, 1998 and 1997........................................ F-20
    Notes to Unaudited Consolidated Financial Statements.................. F-21
USFI, INC.
  Report of Independent Auditors.......................................... F-23
  Consolidated Financial Statements:
    Consolidated Balance Sheets as of December 31, 1996 and 1995.......... F-24
    Consolidated Statements of Operations for the years ended December 31,
     1996 and 1995........................................................ F-25
    Consolidated Statements of Stockholders' Deficit for the years ended
     December 31, 1996 and 1995........................................... F-26
    Consolidated Statements of Cash Flows for the years ended December 31,
     1996 and 1995........................................................ F-27
    Notes to Consolidated Financial Statements............................ F-28
  Unaudited Consolidated Financial Statements:
    Unaudited Consolidated Balance Sheet as of September 30, 1997......... F-32
    Unaudited Consolidated Statements of Operations for the nine months ended September 30, 1997 and 1996.................................... F-33
    Unaudited Consolidated Statement of Stockholders' Deficit for the nine months ended September 30, 1997...................................... F-34
    Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, 1997 and 1996.................................... F-35
    Notes to Unaudited Consolidated Financial Statements.................. F-36
TELEPASSPORT L.L.C.
  Unaudited Balance Sheet as of September 30, 1997........................ F-39
  Unaudited Statement of Operations for the nine months ended September
   30, 1997 .............................................................. F-40
  Unaudited Statement of Cash Flows for the nine months ended September
   30, 1997............................................................... F-41

TRESCOM INTERNATIONAL, INC.:
  Consolidated Financial Statements:
    Report of Independent Auditors........................................ F-42
    Consolidated Balance Sheets as of December 31, 1997 and 1996.......... F-43
    Consolidated Statements of Operations for the years ended December 31,
     1997, 1996 and 1995.................................................. F-44
    Consolidated Statements of Shareholders' Equity for the years ended
     December 31, 1997, 1996 and 1995..................................... F-45
    Consolidated Statements of Cash Flows for the years ended December 31,
     1997, 1996 and 1995.................................................. F-46
    Notes to Consolidated Financial Statements............................ F-47
  Unaudited Consolidated Financial Statements:
    Unaudited Consolidated Balance Sheet as of March 31, 1998 ............ F-58
    Unaudited Consolidated Statement of Operations for the three months ended March 31, 1998 and 1997........................................ F-59
    Unaudited Consolidated Statement of Stockholders' Equity (Deficit) for
     the three months ended March 31, 1998 and 1997....................... F-60
    Unaudited Consolidated Statement of Cash Flows for the three months ended March 31, 1998 and 1997........................................ F-61
    Notes to Unaudited Consolidated Financial Statements.................. F-61
  Consolidated Financial Statement Schedules:
    Report of Independent Auditors........................................  S-1
    Schedule II--Valuation and Qualifying Accounts........................  S-2

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Primus Telecommunications Group, Incorporated

  We have audited the accompanying consolidated balance sheets of Primus Telecommunications Group, Incorporated and subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Primus Telecommunications Group, Incorporated and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Washington, D.C.
February 12, 1998, except for Note 15
as to which the date is March 8, 1998

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

                      CONSOLIDATED STATEMENT OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                     FOR THE YEAR ENDED
                                                        DECEMBER 31,
                                                  ---------------------------
                                                    1997      1996     1995
                                                  --------  --------  -------
NET REVENUE...................................... $280,197  $172,972   $1,167
COST OF REVENUE..................................  252,731   158,845    1,384
                                                  --------  --------  -------
GROSS MARGIN (DEFICIT)...........................   27,466    14,127     (217)
                                                  --------  --------  -------
OPERATING EXPENSES:
  Selling, general and administrative............   50,622    20,114    2,024
  Depreciation and amortization..................    6,733     2,164      160
                                                  --------  --------  -------
    Total operating expenses.....................   57,355    22,278    2,184
                                                  --------  --------  -------
LOSS FROM OPERATIONS.............................  (29,889)   (8,151)  (2,401)
INTEREST EXPENSE.................................  (12,914)     (857)     (59)
INTEREST INCOME .................................    6,238       785       35
OTHER INCOME (EXPENSE)...........................      407      (345)      --
                                                  --------  --------  -------
LOSS BEFORE INCOME TAXES.........................  (36,158)   (8,568)  (2,425)
INCOME TAXES.....................................      (81)     (196)      --
                                                  --------  --------  -------
NET LOSS......................................... $(36,239) $ (8,764) $(2,425)
                                                  ========  ========  =======
BASIC AND DILUTED NET LOSS PER SHARE............. $  (1.99) $  (0.75) $ (0.48)
                                                  ========  ========  =======
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
 OUTSTANDING.....................................   18,250    11,660    5,019
                                                  ========  ========  =======


                See notes to consolidated financial statements.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

                           CONSOLIDATED BALANCE SHEET

                                                      DECEMBER 31, DECEMBER 31,
                       ASSETS                             1997         1996
                       ------                         ------------ ------------
                                                           (IN THOUSANDS,
                                                        EXCEPT SHARE AMOUNTS)
CURRENT ASSETS:
  Cash and cash equivalents..........................   $115,232     $ 35,474
  Restricted investments.............................     22,774           --
  Short-term investments.............................         --       25,125
  Accounts receivable (net of allowance of $5,044 and
   $2,585)...........................................     58,172       35,217
  Prepaid expenses and othe current assets...........      5,152          910
                                                        --------     --------
    Total current assets.............................    201,330       96,726
RESTRICTED INVESTMENTS...............................     50,776           --
PROPERTY AND EQUIPMENT--Net..........................     59,241       16,596
INTANGIBLES--Net.....................................     33,164       21,246
DEFERRED INCOME TAXES................................      2,620        4,951
OTHER ASSETS.........................................     10,882        1,041
                                                        --------     --------
  TOTAL ASSETS.......................................   $358,013     $140,560
                                                        ========     ========
        LIABILITIES AND STOCKHOLDERS' EQUITY
        ------------------------------------
CURRENT LIABILITIES:
  Accounts payable...................................   $ 56,358     $ 32,675
  Accrued expenses and other current liabilities.....     12,468        7,931
  Accrued interest...................................     11,016          847
  Deferred income taxes..............................      4,434        5,419
  Current portion of long-term obligations...........      1,059       10,572
                                                        --------     --------
    Total current liabilities........................     85,335       57,444
LONG TERM OBLIGATIONS................................    230,152        6,676
                                                        --------     --------
    Total liabilities................................    315,487       64,120
                                                        --------     --------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value--authorized
   2,455,000 shares; none issued and outstanding ....         --           --
  Common stock, $.01 par value--authorized 40,000,000
   shares; issued and outstanding, 19,662,233 and
   17,778,731 shares.................................        197          178
  Additional paid-in capital.........................     92,181       88,106
  Accumulated deficit................................   (48,005)     (11,766)
  Cumulative foreign currency translation
   adjustment........................................    (1,847)         (78)
                                                        --------     --------
    Total stockholders' equity.......................     42,526       76,440
                                                        --------     --------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.........   $358,013     $140,560
                                                        ========     ========

                See notes to consolidated financial statements.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                                 (IN THOUSANDS)

                           PREFERRED
                             STOCK      COMMON STOCK  ADDITIONAL             CUMULATIVE  STOCKHOLDERS'
                         -------------  -------------  PAID-IN   ACCUMULATED TRANSLATION    EQUITY
                         SHARES AMOUNT  SHARES AMOUNT  CAPITAL     DEFICIT   ADJUSTMENT    (DEFICIT)
                         ------ ------  ------ ------ ---------- ----------- ----------- -------------
BALANCE, DECEMBER 31,
 1994...................    --  $  --    4,040  $ 41   $   465    $   (577)         --     $    (71)
 Common shares sold
  through private
  placement, net of
  transaction costs.....    --     --    2,234    22     3,996          --          --        4,018
 Conversion of related
  party debt to common
  stock.................    --     --      556     6       344          --          --          350
 Common shares unused
  for services
  performed.............    --     --      234     2       691          --          --          693
 Foreign currency
  translation
  adjustment............    --     --       --    --        --          --          (3)          (3)
 Net loss...............    --     --       --    --        --      (2,425)         --       (2,425)
                          ----  -----   ------  ----   -------    --------     -------     --------
BALANCE, DECEMBER 31,
 1995...................    --     --    7,064    71     5,496      (3,002)         (3)       2,562
 Common shares sold
  through private
  placement, net of
  transaction costs.....    --     --    3,148    31    21,837          --          --       21,868
 Common shares issued
  for services
  performed.............    --     --      279     3       987          --          --          990
 Preferred shares issued
  for Axicorp
  acquisition...........   455      5       --    --     5,455          --          --        5,460
 Common shares sold, net
  of transaction costs..    --     --    5,750    58    54,341          --          --       54,399
 Conversion of preferred
  shares to common
  shares................  (455)    (5)   1,538    15       (10)         --          --           --
 Foreign currency
  translation
  adjustment............    --     --       --    --        --          --         (75)         (75)
 Net loss...............    --     --       --    --        --      (8,764)         --       (8,764)
                          ----  -----   ------  ----   -------    --------     -------     --------
BALANCE, DECEMBER 31,
 1996...................    --     --   17,779   178    88,106     (11,766)        (78)      76,440
 Common shares issued
  upon exercise of
  warrants..............    --     --    1,843    19     1,453          --          --        1,472
 Common shares issued
  for 401(k) employer
  matching
  contribution..........    --     --        5     0        45          --          --           45
 Common shares issued
  upon exercise of
  employee stock
  options...............    --     --       35     0        42          --          --           42
 Senior notes offering--
  warrants..............    --     --       --    --     2,535          --          --        2,535
 Foreign currency
  translation
  adjustment............    --     --       --    --        --          --      (1,769)      (1,769)
 Net loss...............    --     --       --    --        --     (36,239)         --      (36,239)
                          ----  -----   ------  ----   -------    --------     -------     --------
BALANCE, DECEMBER 31,
 1997...................    --  $  --   19,662  $197   $92,181    $(48,005)    $(1,847)    $ 42,526
                          ====  =====   ======  ====   =======    ========     =======     ========

                See notes to consolidated financial statements.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                                      FOR THE YEAR ENDED
                                                         DECEMBER 31,
                                                  -----------------------------
                                                    1997       1996      1995
                                                  ---------  --------   -------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss.......................................  $ (36,239) $ (8,764)  $(2,425)
 Adjustments to reconcile net loss to net cash
  used in operating activities:
  Depreciation and amortization.................      6,733     2,164       160
  Sales allowance...............................      6,185     1,960       132
  Foreign currency transaction (gain) loss .....       (407)      345        --
  Stock issuance--401(k) plan employer match....         45        --        --
  Changes in assets and liabilities, net of
   effects of acquisitions:
   (Increase) decrease in accounts receivable...    (34,240)  (19,405)     (797)
   (Increase) decrease in prepaid expenses and
    other current assets........................     (4,080)     (227)      (62)
   (Increase) decrease in other assets..........      1,147    (1,621)     (533)
   Increase (decrease) in accounts payable......     30,247    11,729     1,195
   Increase (decrease) in accrued expense and
    other current liabilities...................      5,000     6,032       322
   Increase (decrease) in accrued interest
    payable.....................................     10,852       847         0
                                                  ---------  --------   -------
      Net cash used in operating activities.....    (14,757)   (6,940)   (2,008)
                                                  ---------  --------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment.............    (39,465)  (12,745)     (396)
 (Purchase) sale of short-term investments......     25,125   (25,125)       --
 Purchase of restricted investments.............    (73,550)       --        --
 Cash used in business acquisitions, net of cash
  acquired......................................    (16,349)   (1,701)       --
                                                  ---------  --------   -------
      Net cash used in investing activities.....   (104,239)  (39,571)     (396)
                                                  ---------  --------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Principal payments on capital lease............       (529)     (112)      (64)
 Principal payments on long-term obligations....    (16,352)     (396)       --
 Sale of common stock, net of transaction
  costs.........................................      1,514    77,576     4,543
 Proceeds from long-term obligations............    225,000     2,407        --
 Deferred financing costs.......................     (9,500)       --        --
                                                  ---------  --------   -------
      Net cash provided by financing
       activities...............................    200,133    79,475     4,479
                                                  ---------  --------   -------
EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND
 CASH EQUIVALENTS...............................     (1,379)      214        --
                                                  ---------  --------   -------
NET INCREASE IN CASH AND CASH EQUIVALENTS.......     79,758    33,178     2,075
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..     35,474     2,296       221
                                                  ---------  --------   -------
CASH AND CASH EQUIVALENTS, END OF PERIOD........  $ 115,232  $ 35,474   $ 2,296
                                                  =========  ========   =======
SUPPLEMENTAL CASH FLOW INFORMATION
 Cash paid for interest.........................  $   2,745  $    149   $    36
 Non-cash investing and financing activities
  Common stock issued for services..............         --  $    990   $   693
  Conversion of related party debt to common
   stock........................................         --        --   $   350
  Increase in capital lease liability for
   acquisition of equipment.....................  $   8,228  $    388   $   578
  Increase in notes payable for acquisition of
   equipment....................................         --  $  2,826        --

                See notes to consolidated financial statements.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

  Primus Telecommunications Group, Incorporated (the "Company") is a global telecommunications company that focuses on the provision of international and domestic long distance telecommunications services. Incorporated in Delaware in February 1994, the Company's customers include small-and medium-sized businesses, residential consumers and other telecommunication carriers, primarily located in North America, Asia-Pacific, and Europe. The Company operates as a holding company and has wholly-owned operating subsidiaries in the United States, Canada, Mexico, Australia, Japan, Germany and the United Kingdom. The Company intends to enter the Caribbean, and the Central and South American markets with its pending acquisition of TresCom International, Inc. ("TresCom"). See Note 15 below.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation--The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

  Revenue Recognition--Revenues from long distance telecommunications services are recognized when the services are provided and are presented net of estimated uncollectible amounts.

  Cost of Revenue--Cost of revenue includes network costs which consist of access, transport, and termination costs. Such costs are recognized when incurred in connection with the provision of telecommunications services.

  Foreign Currency Translation--The assets and liabilities of the Company's foreign subsidiaries are translated at the exchange rates in effect on the reporting date, and income and expenses are translated at the average exchange rate during the period. The net effect of such translation gains and losses are accumulated as a separate component of stockholders' equity. Foreign currency transaction gains and losses are the primary components of Other Income (Expense) in the consolidated statement of operations.

  Cash and Cash Equivalents--The Company considers cash on hand, deposits in banks, certificates of deposit, and overnight repurchase agreements with original maturities of three months or less to be cash and cash equivalents.

  Restricted Investments--Restricted investments consist of United States Federal Government-backed obligations which are reflected at amortized cost. These securities are classified as held-to-maturity and are restricted to satisfy certain interest obligations on the Company's senior notes.

  Short Term Investments--Highly liquid investments in United States Federal Government-backed obligations with original maturities in excess of three months are classified as available-for-sale and reported at fair value. Cost approximates fair value for all components of short-term investments; unrealized gains and losses are reflected in stockholders' equity and are not material.

  Property and Equipment--Property and equipment, which consists of furniture and computer equipment, leasehold improvements, software, fiber optic cable and telecommunications equipment, is stated at cost less accumulated depreciation and amortization. Expenditures for maintenance and repairs that do not materially extend the useful lives of the assets are charged to expense. Depreciation and amortization expense is computed using the straight-line method over the estimated useful lives of the assets which range from three to twenty-five years, or for leasehold improvements and leased equipment, over the terms of the leases, whichever is shorter.

  Intangible Assets--At December 31, 1997 and 1996 intangible assets, net of accumulated amortization, consist of goodwill of $27,848,000 and $17,434,000, respectively, and customer lists of $5,316,000 and $3,812,000, respectively. Goodwill is being amortized over 30 years on a straight-line basis and customer lists

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED over the estimated run-off of the customer bases not to exceed five years. Accumulated amortization at December 31, 1997 and 1996, was $1,152,000 and $498,000 related to goodwill and $1,939,000 and $762,000 related to customer lists, respectively. The Company periodically evaluates the realizability of intangible assets. In making such evaluations, the Company compares certain financial indicators such as expected undiscounted future revenues and cash flows to the carrying amount of the intangibles. The Company believes that no impairments of intangible assets exist as of December 31, 1997.

  Deferred Financing Costs--Deferred financing costs incurred in connection with the 1997 Senior Notes and Warrants Offering are reflected within other assets on the balance sheet and are being amortized over the life of the senior notes using the straight-line method, which does not differ materially from the effective interest method.

  Stock-Based Compensation--In 1996, the Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation. Upon adoption of SFAS 123, the Company continues to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and has provided in
Note 10 pro forma disclosures of the effect on net loss and basic and diluted net loss per share as if the fair value-based method prescribed by SFAS 123 had been applied in measuring compensation expense.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Concentration of Credit Risk--Financial instruments that potentially subject the Company to concentration of credit risk principally consist of trade accounts receivable. The Company performs ongoing credit evaluations of its customers but generally does not require collateral to support customer receivables.

  Income Taxes--The Company recognizes income tax expense for financial reporting purposes following the asset and liability approach for computing deferred income taxes. Under this method, the deferred tax assets and liabilities are determined based on the difference between financial reporting and tax bases of assets and liabilities based on enacted tax rates. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

  Net Loss Per Share--During 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share and has computed basic and diluted net loss per share based on the weighted average number of shares of common stock and potential common stock outstanding during the period, after giving effect to stock splits (Note 9). Potential common stock, for purposes of determining diluted net loss per share, would include, where applicable, the effects of dilutive stock options, warrants, and convertible securities, and the effect of such potential common stock would be computed using the treasury stock method or the if-converted method. None of the Company's outstanding options and warrants are considered to be dilutive.

  Comparative net loss per share data have been restated for prior periods. In connection therewith, common stock, options and warrants issued within one year prior to the original filing of the Company's initial public offering
(IPO) at prices below the IPO price, which had previously been considered outstanding for all periods presented even though antidilutive, have been reflected in the computations of basic and diluted net loss per share in accordance with SFAS No. 128 and Securities and Exchange Commission Staff Accounting Bulletin No. 98, issued February 3, 1998. Such common stock has been treated as outstanding only since issuance, and options and warrants have been excluded from the computations as they are considered antidilutive.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

  New Accounting Pronouncements--In 1998, the Company will be required to adopt the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company will report comprehensive income in a separate statement which will show the effects of the foreign currency translation adjustment as a component of comprehensive income. The Company believes its segment disclosures under SFAS No. 131 will be consistent with those currently presented.

  Reclassifications--Certain prior year amounts have been reclassified to conform with certain current year presentation.

3. ACQUISITIONS

  On October 20, 1997, the Company completed the acquisition of the equity and ownership interests in Telepassport L.L.C. ("Telepassport") for a purchase price of $6.0 million. Additionally, on October 20, 1997, the Company purchased substantially all of the assets of USFI, Inc. ("USFI") for $ 5.5 million. Telepassport and USFI were under common control and engaged in the business of providing international and domestic telecommunication services, including long distance and reorigination services in Europe, Asia, and South Africa. The purchase price was allocated on a preliminary basis to the net assets acquired based upon the estimated fair value of such net assets, which resulted in an allocation of $7.75 million to goodwill.

  On April 8, 1997, the Company acquired the assets of Cam-Net Communications Network, Inc. and its subsidiaries, a Canadian based provider of domestic and international long distance service. The purchase price was approximately $5.0 million in cash.

  On March 1, 1996, the Company completed the acquisition of the outstanding capital stock of Axicorp Pty., Ltd. ("Axicorp"), the fourth largest telecommunications carrier in Australia. The purchase price consisted of cash, Company stock, and seller financing. The Company paid $5.7 million cash, including transaction costs, and issued 455,000 shares of its Series A Convertible Preferred Stock, which were subsequently converted to 1,538,355 common shares. The Company also issued two notes aggregating $8.1 million to the sellers, both of which were repaid in full during 1997.

  The Company has accounted for all of the referenced acquisitions using the purchase method. Accordingly, the results of operations of the acquired companies are included in the consolidated results of operations of the Company, as of the date of their respective acquisition.

  Pro forma operating results for the years ended December 31, 1997 and 1996, as if the acquisitions of Telepassport, USFI and Axicorp had occurred as of January 1, 1996, are as follows (in thousands, except per share amounts):

                                                              1997      1996
                                                            --------  --------
      Net revenue.......................................... $300,672  $227,311
      Net loss............................................. $(44,905) $(17,555)
      Basic and diluted net loss per share................. $  (2.46) $  (1.26)

  The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated as of the above dates, nor are they necessarily indicative of future operations.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

4. PROPERTY AND EQUIPMENT

  Property and equipment consist of the following (in thousands):

                                                                DECEMBER 31,
                                                               ----------------
                                                                1997     1996
                                                               -------  -------
      Network equipment....................................... $48,246  $ 4,109
      Furniture and equipment.................................   9,334    1,272
      Leasehold improvements..................................   1,845      508
      Construction in progress................................   5,147   12,008
                                                               -------  -------
                                                                64,572   17,897
      Less: Accumulated depreciation and amortization.........  (5,331)  (1,301)
                                                               -------  -------
                                                               $59,241  $16,596
                                                               =======  =======

  Equipment under capital leases totaled $9,194,000 and $966,000 with accumulated depreciation of $835,000 and $207,000 at December 31, 1997 and 1996, respectively.

5. LONG-TERM OBLIGATIONS

  Long-term obligations consist of the following (in thousands):

                                                               DECEMBER 31,
                                                             ------------------
                                                               1997      1996
                                                             --------  --------
   Obligations under capital leases......................... $  8,487  $    788
   Senior Notes.............................................  222,616       --
   Note payable--equipment financing........................       --     2,826
   Note payable--stockholder................................       --     2,000
   Notes payable relating to Axicorp acquisition............       --     8,455
   Settlement obligation....................................      108     3,179
                                                             --------  --------
       Subtotal.............................................  231,211    17,248
   Less: Current portion of long-term obligations...........   (1,059)  (10,572)
                                                             --------  --------
                                                             $230,152  $  6,676
                                                             ========  ========

  On August 4, 1997 the Company completed the sale of $225 million 11 3/4% senior notes and warrants to purchase 392,654 shares of the Company's common stock. The senior notes are due August 1, 2004 with early redemption at the option of the Company at any time after August 1, 2001. Dividends are currently restricted by the senior notes indenture. Interest payments are due semi-annually on February 1st and August 1st. A portion of the proceeds from this offering have been pledged to secure the first six semi-annual interest payments on the senior notes and are reflected on the balance sheet as restricted investments. A portion of the proceeds of this offering, $2.535 million, was allocated to the warrants, and the resulting debt discount is being amortized over the life of the debt on the straight-line method which does not differ materially from the effective interest method.

  Notes payable-equipment financing represents vendor financing of network switching equipment for use in the Company's Australian network. This obligation was paid in full in connection with the Company's senior notes and warrants offering.

  In relation to an investment agreement, in February 1996 the Company issued a $2.0 million note payable to Teleglobe. This obligation was paid in full in connection with the Company's senior notes and warrants offering.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

  In association with the acquisition of Axicorp on March 1, 1996, the Company issued two notes to the sellers for a total of $8.5 million. These obligations were paid in full in connection with the Company's senior notes and warrants offering.

  In addition, in conjunction with the Axicorp acquisition, the Company accrued approximately $3.5 million to settle a pre-acquisition contingency between Axicorp and one of its competitors. Payments of $400,000 and $1,583,000 were made in December 1996 and January 1997, respectively. The remaining balance is due in 12 equal monthly payments which began in February 1997.

6. INCOME TAXES

  The income tax expense recorded results from current foreign taxes on earnings at the Company's Australian and United Kingdom subsidiaries.

  The differences between the tax provision (benefit) calculated at the statutory federal income tax rate and the actual tax provision (benefit) for each period is shown in the table below (in thousands) :

                                                        FOR THE YEAR ENDED
                                                           DECEMBER 31,
                                                      ------------------------
                                                        1997     1996    1995
                                                      --------  -------  -----
   Tax benefit at federal statutory rate............. $(12,294) $(2,913) $(825)
   State income tax, net of federal benefit..........   (2,100)    (491)   (91)
   Foreign taxes.....................................       81      196     --
   Unrecognized benefit of net operating losses......   14,394    3,387    911
   Other.............................................       --       17      5
                                                      --------  -------  -----
   Income taxes...................................... $     81  $   196  $  --
                                                      ========  =======  =====

  The significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                DECEMBER 31,
                                                               ----------------
                                                                1997     1996
                                                               -------  -------
   Deferred tax asset (non-current):
     Cash to accrual basis adjustments (U.S.)................. $   590  $   168
     Accrued expenses.........................................     936    1,456
     Net operating loss carryforwards.........................  17,856    6,055
     Valuation allowance...................................... (16,762)  (2,728)
                                                               -------  -------
                                                               $ 2,620  $ 4,951
                                                               =======  =======
   Deferred tax liability (current):
     Accrued income........................................... $ 3,523  $ 4,934
     Other....................................................     385      139
     Depreciation.............................................     526      346
                                                               -------  -------
                                                               $ 4,434  $ 5,419
                                                               =======  =======

  At December 31, 1997, the Company had United States Federal net operating loss carryforwards of approximately $24 million that may be applied against future United States. taxable income until they expire between the years 2009 and 2012. The Company also has Australian Federal net operating loss carryforwards of approximately $26 million at December 31, 1997.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

  Due to a deemed "ownership change" of the Company as a result of the Company's initial public offering and private placements, pursuant to Section 382 of the Internal Revenue Code, the utilization of the net operating loss carryforwards of approximately $4.0 million that expire in the year 2009 will be limited to approximately $1.3 million per year during the carryforward period.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying amounts reported in the balance sheet for cash and cash equivalents, restricted and short-term investments, accounts receivable and accounts payable approximate fair value. The estimated fair value of the Company's senior notes (carrying value of $222.6 million) at December 31, 1997 was $241.9 million based upon market quotation.

8. COMMITMENTS AND CONTINGENCIES

  Future minimum lease payments under capital lease obligations and operating leases as of December 31, 1997, are as follows (in thousands):

                                                              CAPITAL  OPERATING
   YEAR ENDING DECEMBER 31,                                   LEASES    LEASES
   ------------------------                                   -------  ---------
   1998...................................................... $ 1,942   $2,907
   1999......................................................   1,686    2,218
   2000......................................................   2,211      929
   2001......................................................   2,378      779
   2002......................................................   3,096      336
   Thereafter................................................      --      560
                                                              -------   ------
   Total minimum lease payments..............................  11,313   $7,729
                                                                        ======
   Less: Amount representing interest........................  (2,826)
                                                              -------
                                                              $ 8,487
                                                              =======

  Rent expense under operating leases was $2,574,000, $1,050,000 and $215,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

9. STOCKHOLDERS' EQUITY

  On October 1, 1997, the Company issued 1,842,941 shares of its common stock pursuant to the exercise of certain warrants, which had been issued in connection with the Company's July 1996 private equity sale of $16 million. In connection with such exercise, the Company received approximately $1.5 million.

  On August 4, 1997 the Company completed a senior notes and warrants offering. Warrants valued at $2,535,000 to purchase 392,654 shares of the Company's common stock at a price of $9.075 per share were issued.

  In November 1996, the Company completed an initial public offering of 5,750,000 shares of its common stock. The net proceeds to the Company (net of underwriter discounts and offering expenses) were $54.4 million.

  In connection with the Company's initial public offering, the Board approved a split of all shares of common stock at a ratio of 3.381 to one as of November 7, 1996 and amended the Company's Amended and Restated Certificate of Incorporation (the "Certificate") to increase the authorized Common Stock to 40,000,000 shares.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

  In February 1996, the Company's Certificate was amended to authorize 2,455,000 shares of preferred stock (nonvoting) with a par value of $0.01 per share. On March 1, 1996, 455,000 shares of Series A Convertible Preferred Stock were issued in connection with the purchase of Axicorp. The outstanding preferred stock was converted to common stock prior to the date of the Company's initial public offering.

  In January 1996, the Company raised approximately $4.7 million, net of transaction costs, in a private placement. This placement included the sale of 1,771,194 shares of common stock to numerous investors. The Company also issued 278,899 shares of common stock for services rendered in conjunction with this offering.

  Also in January 1996, the Company entered into an agreement with Teleglobe USA, Inc., under which it sold 410,808 shares of common stock for approximately $1.4 million and borrowed $2.0 million (see Note 5).

  In December 1995, $359,000 was committed to the Company in exchange for 121,209 shares of the Company's common stock in conjunction with a private placement. The shares were sold in December 1995 and the physical certificates were issued in January 1996.

  Effective March 13, 1995, the Company's Certificate was amended to increase the number of authorized shares of the Company's common stock from 1,000,000 shares to 5,000,000 shares and to split each share of common stock outstanding on March 13, 1995, into 2.1126709 shares of common stock.

  All share amounts have been restated to give effect to the November 7, 1996 and the March 13, 1995 stock splits.

10. STOCK-BASED COMPENSATION

  The Company has established an Employee Stock Option Plan (the "Employee Plan"). The total number of shares of common stock authorized for issuance under the Employee Plan is 3,690,500. Under the Employee Plan, awards may be granted to key employees of the Company and its subsidiaries in the form of Incentive Stock Options or Nonqualified Stock Options. The Employee Plan allows the granting of options at an exercise price of no less than 100% of the stock's fair value at the date of grant. The options vest over a period of up to three years, and no option will be exercisable more than ten years from the date it is granted.

  The Company has established a Director Stock Option Plan (the "Director Plan") for nonemployee directors. Under the Director Plan, an option is granted to each nonemployee director to purchase 50,715 shares of common stock, which vests over a two-year period. The option price per share is the fair market value of a share of common stock on the date the option is granted. No option will be exercisable more than ten years from the date of grant. An aggregate of 338,100 shares of common stock were reserved for issuance under the Director Plan.

  A summary of stock option activity during the years ended December 31, is as follows:

                                 1997                1996               1995
                          ------------------- ------------------- ----------------
                                     WEIGHTED            WEIGHTED         WEIGHTED
                                     AVERAGE             AVERAGE          AVERAGE
                                     EXERCISE            EXERCISE         EXERCISE
                           SHARES     PRICE    SHARES     PRICE   SHARES   PRICE
                          ---------  -------- ---------  -------- ------- --------
Options outstanding--Be-
 ginning of year........  1,583,661   $ 3.14    722,013   $2.64        --  $  --
Granted.................  1,062,500   $12.59    913,546   $3.35   722,013  $2.64
Exercised...............    (35,724)  $ 1.19         --   $  --        --  $  --
Forfeitures.............    (63,002)  $ 6.03    (51,898)  $3.55        --  $  --
                          ---------           ---------           -------
Outstanding--end of
 year...................  2,547,435   $ 6.96  1,583,661   $3.14   722,013  $2.64
                          =========   ======  =========   =====   =======  =====
Eligible for exercise--
 End of year............    894,944   $ 3.00    511,149   $2.81   219,765  $2.96
                          =========   ======  =========   =====   =======  =====

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

  The following table summarizes information about stock options outstanding at December 31, 1997:

                     OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
             ------------------------------------------ -----------------------
                               WEIGHTED      WEIGHTED                 WEIGHTED
                                AVERAGE      AVERAGE                  AVERAGE
               TOTAL           REMAINING     EXERCISE      TOTAL      EXERCISE
            OUTSTANDING      LIFE IN YEARS    PRICE     EXERCISABLE    PRICE
            -----------      -------------   --------   -----------   --------
                72,128            2.0         $ 0.67       38,318      $0.67
               924,873            3.0         $ 2.96      684,200      $2.96
               507,184            3.3         $ 3.55      168,426      $3.55
               226,750            4.3         $ 8.25        4,000      $8.25
                83,500            4.8         $12.25           --
               733,000            5.0         $14.00           --
             ---------                                    -------
             2,547,435                                    894,944
             =========                                    =======

  The weighted average fair value at date of grant for options granted during 1997, 1996 and 1995 was $5.45, $1.38 and $1.04 per option, respectively. The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                          1997    1996    1995
                                                         ------- ------- -------
   Expected dividend yield..............................      0%      0%      0%
   Expected stock price volatility......................     80%     49%     49%
   Risk-free interest rate..............................    5.7%    6.0%    5.8%
   Expected option term................................. 4 years 4 years 4 years

  If compensation cost for the Company's grants for stock-based compensation had been recorded consistent with the fair value-based method of accounting per SFAS 123, the Company's pro forma net loss, and pro forma basic and diluted net loss per share for the years ending December 31, would be as follows:

                                                      1997     1996     1995
                                                    --------  -------  -------
   Net loss (amounts in thousands)
     As reported................................... $(36,239) $(8,764) $(2,425)
     Pro forma..................................... $(37,111) $(9,242) $(2,702)
   Basic and diluted net loss per share
     As reported................................... $  (1.99) $ (0.75) $ (0.48)
     Pro forma..................................... $  (2.03) $ (0.79) $ (0.54)

11. EMPLOYEE BENEFIT PLANS

  The Company has a 401(k) employee benefit plan (the "401(k) Plan") that covers substantially all United States based employees. The 401(k) Plan provides that employees may contribute amounts not to exceed statutory limitations. During 1997, the shareholders adopted an employer matching contribution of 50% of the first 6% of employee annual salary contributions. The employer match is made in common stock of the Company and is subject to 3-year cliff vesting. The Company contributed Primus common stock valued at approximately $45,000 during 1997.

  During 1997, the Company's shareholders approved the adoption of an Employee Stock Purchase Plan ("ESPP"). The ESPP allows employees to contribute up to 15% of their compensation to be used toward purchasing the Company's common stock at 85% of the fair market value. The Plan commenced on January 1, 1998. An aggregate of 2,000,000 shares of common stock were reserved for issuance under the ESPP.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

12. RELATED PARTIES

  During 1995, a former director received commissions of 110,944 shares of common stock and $542,000 in connection with the Company's first private placement. Consulting fees earned by the former director under the 1995 private placement totaled $169,000. During 1996, the same former director received commissions of 82,774 shares of common stock and $425,000 which related to a second private placement. Consulting fees earned in connection with this second private placement totaled $157,000. Total consulting fees due the former director are $134,000 and $220,000 at December 31, 1997 and 1996, respectively. The stock and cash commissions and consulting fees relate to services provided in conjunction with the private placements and, as such, have been netted against the proceeds of the respective placements.

13. VALUATION AND QUALIFYING ACCOUNTS

  Activity in the Company's allowance accounts for the years ended December 31, 1997, 1996 and 1995 were as follows (in thousands):

                               DOUBTFUL ACCOUNTS
--------------------------------------------------------------------------------
            BALANCE AT          CHARGED TO                          BALANCE AT
PERIOD  BEGINNING OF PERIOD     OPERATIONS     DEDUCTIONS OTHER(1) END OF PERIOD
------  ------------------- ------------------ ---------- -------- -------------
1995          $   --             $   132        $    --     $ --      $   132
1996          $  132             $ 1,960        $  (377)    $870      $ 2,585
1997          $2,585             $ 6,185        $(4,309)    $583      $ 5,044
                         DEFERRED TAX ASSET VALUATION
--------------------------------------------------------------------------------
            BALANCE AT          CHARGED TO                          BALANCE AT
PERIOD  BEGINNING OF PERIOD COSTS AND EXPENSES DEDUCTIONS OTHER(1) END OF PERIOD
------  ------------------- ------------------ ---------- -------- -------------
1995          $   --             $ 1,087        $    --     $ --      $ 1,087
1996          $1,087             $ 1,641        $    --     $ --      $ 2,728
1997          $2,728             $14,034        $    --     $ --      $16,672

--------
(1) Other additions represent the allowances for doubtful accounts, which were recorded in connection with business acquisitions.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

14. GEOGRAPHIC DATA

  The Company has subsidiaries in various foreign countries that provide domestic and international long-distance telecommunications services. Summary information with respect to the Company's geographic operations is as follows:

                                                     YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                      1997      1996     1995
                                                    --------  --------  -------
                                                         (IN THOUSANDS)
   NET REVENUE
   North America................................... $ 74,359  $ 16,573  $ 1,167
   Asia-Pacific....................................  183,126   151,253       --
   Europe..........................................   22,712     5,146       --
                                                    --------  --------  -------
     Total......................................... $280,197  $172,972  $ 1,167
                                                    ========  ========  =======
   OPERATING INCOME (LOSS)
   North America................................... $(17,036) $ (6,364) $(2,276)
   Asia-Pacific....................................   (9,463)      525       --
   Europe..........................................   (3,390)   (2,312)    (125)
                                                    --------  --------  -------
     Total......................................... $(29,889) $ (8,151) $(2,401)
                                                    ========  ========  =======
                                                          DECEMBER 31,
                                                    ---------------------------
                                                      1997      1996     1995
                                                    --------  --------  -------
   ASSETS
   North America................................... $251,729  $ 72,526  $ 4,996
   Asia-Pacific....................................   83,476    62,823       --
   Europe..........................................   22,808     5,211       46
                                                    --------  --------  -------
     Total......................................... $358,013  $140,560  $ 5,042
                                                    ========  ========  =======

15. SUBSEQUENT EVENTS

  On March 8, 1998 the Company purchased a controlling interest in Hotkey Internet Services Pty., Ltd. ("Hotkey"), a Melbourne, Australia based internet service provider. The Company's 60% ownership of Hotkey was purchased for approximately $1.3 million. Prior to the Company's investment in Hotkey, Primus' chairman, K. Paul Singh, owned approximately 14% of Hotkey. As a result of the transaction Mr. Singh owns 4% of Hotkey.

  On February 4, 1998 the Company entered into an Agreement and Plan of Merger ("the Agreement") with TresCom International, Inc. ("TresCom"), a facilities-based international telecommunications provider specializing in traffic to the Caribbean and Central and South America. The Agreement calls for the Company to acquire all of the approximately 12.1 million outstanding TresCom shares at a value of $10 per share, subject to certain potential adjustments, through an exchange of the Company's shares of common stock. The transaction is subject to, among other things the approval of both Primus and TresCom stockholders and certain regulatory authorities.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

                      CONSOLIDATED STATEMENT OF OPERATIONS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                  (UNAUDITED)

                                                           THREE MONTHS ENDED
                                                               MARCH 31,
                                                           --------------------
                                                             1998       1997
                                                           ---------  ---------
NET REVENUE............................................... $  80,051  $ 59,036
COST OF REVENUE...........................................    68,722    55,034
                                                           ---------  --------
GROSS MARGIN..............................................    11,329     4,002
                                                           ---------  --------
OPERATING EXPENSES
  Selling, general and administrative.....................    15,377     8,829
  Depreciation and amortization...........................     3,478       797
                                                           ---------  --------
    Total operating expenses..............................    18,855     9,626
                                                           ---------  --------
LOSS FROM OPERATIONS......................................    (7,526)   (5,624)
INTEREST EXPENSE..........................................    (7,175)     (151)
INTEREST INCOME...........................................     2,384       785
OTHER INCOME..............................................       --        119
                                                           ---------  --------
LOSS BEFORE INCOME TAXES..................................   (12,317)   (4,871)
INCOME TAXES..............................................       --        (36)
                                                           ---------  --------
NET LOSS.................................................. $ (12,317) $ (4,907)
                                                           =========  ========
BASIC AND DILUTED NET LOSS PER COMMON SHARE............... $   (0.62) $  (0.28)
                                                           =========  ========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING......    19,717    17,779
                                                           =========  ========


                See notes to consolidated financial statements.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

                           CONSOLIDATED BALANCE SHEET
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                        MARCH 31,  DECEMBER 31,
                                                          1998         1997
                        ASSETS                         ----------- ------------
                                                       (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents...........................  $ 97,381     $115,232
  Restricted investments..............................    23,795       22,774
  Accounts receivable (net of allowance of $5,762 and
   $5,044)............................................    69,124       58,172
  Prepaid expenses and other current assets...........     7,048        5,152
                                                        --------     --------
    Total current assets..............................   197,348      201,330
RESTRICTED INVESTMENTS................................    37,683       50,776
PROPERTY AND EQUIPMENT--Net...........................    70,023       59,241
INTANGIBLES--Net......................................    36,436       33,164
DEFERRED INCOME TAXES.................................     2,667        2,620
OTHER ASSETS..........................................    11,406       10,882
                                                        --------     --------
    TOTAL ASSETS......................................  $355,563     $358,013
                                                        ========     ========
    LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable....................................  $ 69,116     $ 56,358
  Accrued expenses and other current liabilities......    14,391       13,898
  Accrued interest....................................     4,406       11,016
  Deferred income taxes...............................     3,057        3,004
  Current portion of long-term obligations............     1,652        1,059
                                                        --------     --------
    Total current liabilities.........................    92,622       85,335
LONG TERM OBLIGATIONS.................................   230,586      230,152
OTHER LIABILITIES.....................................       527          --
                                                        --------     --------
    Total liabilities.................................   323,735      315,487
                                                        --------     --------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value--authorized
   2,455,000 shares; none issued and outstanding......       --           --
  Common stock, $.01 par value--authorized 40,000,000
   shares; issued and outstanding, 19,822,945 and
   19,662,233 shares..................................       198          197
  Additional paid-in capital..........................    92,696       92,181
  Accumulated deficit.................................   (60,322)     (48,005)
  Accumulated other comprehensive loss................      (744)      (1,847)
                                                        --------     --------
    Total stockholders' equity........................    31,828       42,526
                                                        --------     --------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..........  $355,563     $358,013
                                                        ========     ========

                See notes to consolidated financial statements.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                          --------------------
                                                            1998       1997
                                                          ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss................................................ $ (12,317) $  (4,907)
 Adjustments to reconcile net loss to net cash provided
  by (used in) operating activities:
  Depreciation, amortization and accretion...............     3,567        797
  Sales allowance........................................     1,724        716
  Stock issuance--401(k) plan employer match.............        20         --
  Foreign currency transaction gain......................        --       (119)
  Changes in assets and liabilities:
   (Increase) decrease in accounts receivable............   (11,020)    (7,522)
   (Increase) decrease in prepaid expenses and other
    current assets.......................................    (1,576)      (661)
   (Increase) decrease in other assets...................      (325)      (247)
   Increase (decrease) in accounts payable...............     9,876     11,876
   Increase (decrease) in accrued expense and other
    current liabilities..................................      (413)     2,212
   Increase (decrease) in accrued interest payable.......    (6,609)      (326)
                                                          ---------  ---------
      Net cash provided by (used in) operating
       activities........................................   (17,073)     1,819
                                                          ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment......................   (11,369)    (8,774)
 (Purchase) sale of short-term investments...............        --     19,766
 (Purchase) sale of restricted investments...............    12,072         --
 Cash used in business acquisitions, net of cash
  acquired...............................................    (1,627)        --
                                                          ---------  ---------
      Net cash provided by (used in) investing
       activities........................................      (924)    10,992
                                                          ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Principal payments on capital lease.....................      (316)       (55)
 Principal payments on long-term obligations.............      (114)    (4,356)
 Sale of common stock, net of transaction costs..........       496         --
                                                          ---------  ---------
      Net cash provided by (used in) financing activi-
       ties..............................................        66     (4,411)
                                                          ---------  ---------
EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH
 EQUIVALENTS.............................................        80       (262)
                                                          ---------  ---------
NET CHANGE IN CASH AND CASH EQUIVALENTS..................   (17,851)     8,138
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD...........   115,232     35,474
                                                          ---------  ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD................. $  97,381  $  43,612
                                                          =========  =========

                See notes to consolidated financial statements.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

  The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial reporting and Securities and Exchange Commission ("SEC") regulations. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the financial statements reflect all adjustments (of normal and recurring nature) which are necessary to present fairly the financial position, results of operations and cash flows for the interim periods. The results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

  The financial statements should be read in conjunction with the Company's audited consolidated financial statements included in the Company's most recently filed Form 10-K.

(2) MERGER, ACQUISITION AND INVESTMENT

  In February 1998 the Company entered into an Agreement and Plan of Merger ("the Agreement") with TresCom International, Inc. ("TresCom"), a facilities-based long distance telecommunications carrier focused on international long distance traffic originating in the United States and terminating in the Caribbean and Central and South America. The Agreement was subsequently amended in April 1998. The amended Agreement calls for the Company to acquire all of the approximately 12.3 million TresCom common shares outstanding at a value of $12 per share, through the exchange of the Company's shares of common stock. The transaction is subject to, among other things, the approval of both Primus and TresCom stockholders and certain regulatory authorities. The transaction is expected to be completed by the end of the second quarter of 1998.

  Effective March 1, 1998 the Company purchased a controlling interest in Hotkey Internet Services Pty., Ltd. ("Hotkey"), a Melbourne, Australia based internet service provider. The Company's 60% ownership of Hotkey was purchased through an investment in Hotkey of approximately $1.3 million.

  Effective March 1, 1998 the Company acquired all of the outstanding stock of Eclipse Telecommunications Pty., Ltd. ("Eclipse"), a data communications provider based in Sydney, Australia. The Company paid approximately $1.8 million in cash and 27,500 shares of the Company's Common Stock for Eclipse.

(3) SUBSEQUENT EVENTS

  On April 27, 1998 the Company announced a proposed offering of senior notes ("1998 Senior Notes Offering") to be privately placed in reliance on an exemption from the registration requirements of the Securities Act of 1934, as amended. The Company expects to close such offering of $150 million principal amount of its 9 7/8% Senior notes due 2008 on May 19, 1998, generating net proceeds of approximately $145 million.

(4) LONG TERM OBLIGATIONS

    Long-term obligations consist of the following (in thousands):

                                                         MARCH 31,
                                                           1998     DECEMBER 31,
                                                        (UNAUDITED)     1997
                                                        ----------- ------------
Obligations under capital leases.......................  $  9,343     $  8,487
Senior Notes...........................................   222,706      222,616
Notes payable..........................................       189           --
Settlement obligation..................................        --          108
                                                         --------     --------
  Subtotal.............................................   232,238      231,211
Less: Current portion of long term obligations.........    (1,652)      (1,059)
                                                         --------     --------
                                                         $230,586     $230,152
                                                         ========     ========

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

    On August 4, 1997 the Company completed the sale of $225 million 11 3/4% senior notes and warrants to purchase 392,654 shares of the Company's common stock ("1997 Senior Notes and Warrants Offering"). The senior notes are due August 1, 2004 with early redemption at the option of the Company at any time after August 1, 2001. Dividends are currently restricted by the senior notes indenture. Interest payments are due semi-annually on February 1st and August 1st. A portion of the proceeds from this offering have been pledged to secure the first six semi-annual interest payments on the senior notes and are reflected on the balance sheet as restricted investments. A portion of the proceeds of this offering, $2.535 million, was allocated to the warrants, and the resulting debt discount is being amortized over the life of the debt on the straight-line method which does not materially differ from the effective interest method.

(5) NEW ACCOUNTING PRONOUNCEMENTS

    In January 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS No. 130). Under SFAS No. 130, the Company's foreign currency translation adjustments are considered to be components of other comprehensive income
(loss), and the stockholders' equity section of the accompanying balance sheet has been reclassified accordingly. During the quarters ended March 31, 1998 and 1997, the Company's foreign currency translation adjustment totaled $ 1.1 million and $ (0.1) million, respectively. For the year ending December 31, 1998, the Company will report its net income (loss) and its foreign currency translation income or loss within a separate statement of comprehensive income
(loss).

(6) RECLASSIFICATIONS

    Certain prior year amounts have been reclassified to conform to the current year presentation.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
USFI, Inc.

  We have audited the accompanying consolidated balance sheets of USFI, Inc. and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of USFI, Inc. and subsidiary at December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared assuming that USFI, Inc. will continue as a going concern. As more fully described in Note 2, the Company has incurred recurring operating losses and has a working capital deficiency and a deficit in stockholders' equity. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                          /s/ Ernst & Young LLP
September 30, 1997

                           USFI, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                               DECEMBER 31,
                                                             -----------------
                                                               1996     1995
                                                             --------  -------
                                                              (IN THOUSANDS,
                                                               EXCEPT SHARE
                                                               INFORMATION)
                           ASSETS
                           ------
Current assets:
  Cash...................................................... $    884  $   420
  Accounts receivable:
    Customers, less allowance of $790 in 1996 and $683 in
     1995...................................................    4,620    3,852
    Affiliates..............................................    1,703      304
  Prepaid expenses and other current assets.................      112       75
                                                             --------  -------
Total current assets........................................    7,319    4,651
Property and equipment, net (Note 4)........................    2,702    1,974
Deferred costs, net of accumulated amortization of $22 in
 1996 and $4 in 1995........................................       88       77
Goodwill, net of accumulated amortization of $5 in 1995.....               122
Deposits....................................................      161      123
                                                             --------  -------
Total assets................................................ $ 10,270  $ 6,947
                                                             ========  =======
           LIABILITIES AND STOCKHOLDERS' DEFICIT
           -------------------------------------
Current liabilities:
  Accounts payable.......................................... $ 10,885  $ 4,624
  Accrued liabilities and other current liabilities.........    1,828    1,844
  Reseller deposits and deferred revenue....................      310      263
  Capital lease obligations.................................                 3
  Due to affiliates (Note 7)................................    1,412    1,523
                                                             --------  -------
Total current liabilities...................................   14,435    8,257
Commitments and contingencies (Note 5)
Stockholders' deficit:
  Common stock, no par value, authorized 5,000 shares in
   1996 and 2,500 shares in 1995; issued and outstanding 536
   shares in 1996 and 100 shares in 1995....................
  Additional paid-in capital................................    9,126    5,126
  Accumulated deficit.......................................  (13,275)  (6,434)
  Foreign currency translation adjustment...................      (16)      (2)
                                                             --------  -------
Total stockholders' deficit.................................   (4,165)  (1,310)
                                                             --------  -------
Total liabilities and stockholders' deficit................. $ 10,270  $ 6,947
                                                             ========  =======

                            See accompanying notes.

                           USFI, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                YEAR ENDED
                                                                DECEMBER 31
                                                              ----------------
                                                               1996     1995
                                                              -------  -------
                                                              (IN THOUSANDS)
Telecommunications revenue................................... $36,550  $27,643
Costs and expenses:
  Costs of telecommunications services (Note 6)..............  30,205   19,901
  Selling, general and administrative........................  12,524    7,917
  Depreciation and amortization (Note 3).....................     679      379
                                                              -------  -------
Total costs and expenses.....................................  43,408   28,197
                                                              -------  -------
Loss from operations.........................................  (6,858)    (554)
Other income.................................................      17       19
                                                              -------  -------
Loss before minority interest................................  (6,841)    (535)
Minority interest............................................               19
                                                              -------  -------
Net loss..................................................... $(6,841) $  (516)
                                                              =======  =======



                            See accompanying notes.

                           USFI, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                              FOREIGN
                                     ADDITIONAL              CURRENCY
                                      PAID-IN   ACCUMULATED TRANSLATION
                                      CAPITAL     DEFICIT   ADJUSTMENT   TOTAL
                                     ---------- ----------- ----------- -------
                                                   (IN THOUSANDS)
Balance at January 1, 1995..........   $4,325    $ (5,918)              $(1,593)
  Capital contributions.............      801                               801
  Net loss for 1995.................                 (516)                 (516)
  Foreign currency translation......                           $ (2)         (2)
                                       ------    --------      ----     -------
Balance at December 31, 1995........    5,126      (6,434)       (2)     (1,310)
  Capital contributions.............    4,000                             4,000
  Net loss for 1996.................               (6,841)               (6,841)
  Foreign currency translation......                            (14)        (14)
                                       ------    --------      ----     -------
Balance at December 31, 1996........   $9,126    $(13,275)     $(16)    $(4,165)
                                       ======    ========      ====     =======


                            See accompanying notes.

                           USFI, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               YEAR ENDED
                                                               DECEMBER 31
                                                             ----------------
                                                              1996     1995
                                                             -------  -------
                                                             (IN THOUSANDS)
OPERATING ACTIVITIES
Net loss.................................................... $(6,841) $  (516)
Adjustments to reconcile net loss to net cash used in
 operating activities:
  Depreciation and amortization.............................     679      379
  Write-off of goodwill.....................................     113
  Provisions for losses on receivables......................     352      184
  Minority interest.........................................              (19)
  Changes in operating assets and liabilities:
    Increase in accounts receivable from customers and
     affiliates.............................................  (2,519)  (2,788)
    (Increase) decrease in other current assets.............     (37)      28
    Increase in deposits....................................     (38)     (76)
    Increase in accounts payable and accrued expenses.......   6,245    2,471
    Increase (decrease) in reseller deposits and deferred
     revenue................................................      47       (6)
    Increase in due to affiliates...........................   1,147      201
                                                             -------  -------
Net cash used in operating activities.......................    (852)    (142)
INVESTING ACTIVITIES
Purchase of interest in Mastercall (net of cash acquired)...              (70)
Purchase of equipment.......................................  (1,380)  (1,654)
Increase in deferred costs..................................     (29)     (67)
                                                             -------  -------
Net cash used in investing activities.......................  (1,409)  (1,791)
FINANCING ACTIVITIES
Capital contributions.......................................   2,742      801
Advances from affiliates....................................            1,258
Repayment of capital lease obligation.......................      (3)     (22)
                                                             -------  -------
Net cash provided by financing activities...................   2,739    2,037
Effect of exchange rate changes on cash.....................     (14)      (2)
                                                             -------  -------
Increase in cash............................................     464      102
Cash at beginning of year...................................     420      318
                                                             -------  -------
Cash at end of year......................................... $   884  $   420
                                                             =======  =======

                            See accompanying notes.

                           USFI, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

1. ORGANIZATION AND NATURE OF BUSINESS

  USFI, Inc. (the "Company") which was incorporated in New York on February 12, 1993, provides least cost routing for international long distance telecommunication services, which primarily originate and terminate outside of the United States. Substantially, all billings for service are denominated in U.S. currency.

  Customers are principally located in Western Europe, Japan and South Africa. No individual customer represents a significant percentage of revenues, however, the Company utilizes outside agents to sell its services in certain geographic areas, with agents in Germany and South Africa representing customers with revenues aggregating 18% and 15%, and 13% and 10%, respectively, of total 1996 and 1995 revenues. The Company performs a credit evaluation of all new customers and requires certain customers to provide collateral in the form of a cash deposit or letter of credit. At December 31, 1996 and 1995, the Company had letters of credit issued on its behalf from customers in the amount of approximately $327,000 and $525,000, respectively.

  On May 15, 1995 the Company acquired a 51% interest in Mastercall, Ltd. ("Mastercall"), a joint venture that resells the Company's international telecommunications services in the United Kingdom, for a purchase price of approximately $148,000. The acquisition was accounted for using the purchase method of accounting and the results of operations have been included in the financial statements of the Company from the date of acquisition.

2. BASIS OF PRESENTATION

  The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses since inception and has a working capital deficiency and a deficit in stockholders' equity as of December 31, 1996. All of these matters raise substantial doubt about the Company's ability to continue as a going concern. The Company plans on selling its assets and ceasing its operations (see Note 10) and, on September 11, 1997, the Company entered into a letter of intent to sell all of its assets, except for cash and accounts and notes receivable. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts or classifications of liabilities that may result from the outcome of this uncertainty.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. SIGNIFICANT ACCOUNT POLICIES

  Depreciation

   Furniture and equipment are recorded at cost and are depreciated over the estimated useful lives of three to five years, utilizing the straight-line method. Assets acquired pursuant to capital lease arrangements and leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the terms of the leases. Depreciation expense for the years ended December 31, 1996 and 1995 was $652,000 and $371,000, respectively.

                           USFI, INC. AND SUBSIDIARY

 Deferred Costs and Goodwill

  Deferred costs include costs to obtain trademarks and certain organizational costs. Goodwill includes approximately $127,000 relating to the 1995 acquisition of Mastercall (see Note 1). Such deferred costs are amortized on the straight-line basis generally as follows:

                                                                     PERIOD OF
   ASSET                                                            AMORTIZATION
   -----                                                            ------------
   Trademarks......................................................    5 years
   Organization costs..............................................    5 years
   Goodwill........................................................   15 years

  The carrying amount of goodwill is reviewed if facts and circumstances suggest that it may be impaired. Due to recurring losses of Mastercall, the Company evaluated the ongoing value of goodwill, as determined based on the estimated undiscounted cash flows of the entity over the remaining amortization period and determined that goodwill with a carrying value of $113,000 is impaired. As a result, the Company has recorded a charge in 1996 to write-off the full amount of goodwill associated with Mastercall, which is included in selling, general and administrative expenses.

 Revenue Recognition

  The Company recognizes revenue from services and the related costs at the time the services are rendered.

 Income Tax

  Income taxes are accounted for under the liability method in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

 Basis of Consolidation

  The consolidated financial statements include the accounts of the Company and Mastercall. All significant intercompany accounts and transactions have been eliminated.

 Basis of Presentation

  Certain amounts in the 1995 financial statements have been reclassified to conform with the 1996 presentation.

4. PROPERTY AND EQUIPMENT

  Property and equipment is comprised of the following at December 31, 1996 and 1995:

                                                                 1996    1995
                                                                ------- -------
                                                                (IN THOUSANDS)
   Furniture and equipment..................................... $ 1,131 $   892
   Switching equipment.........................................   2,888   1,717
   Leasehold improvements......................................      60      89
                                                                ------- -------
                                                                  4,079   2,698
   Less accumulated depreciation and amortization..............   1,377     724
                                                                ------- -------
                                                                $ 2,702 $ 1,974
                                                                ======= =======

                           USFI, INC. AND SUBSIDIARY

5. COMMITMENTS AND CONTINGENCIES

 Leases

  The Company leases office and switch site space under noncancellable operating leases. The future minimum annual rental commitments under leases having terms in excess of one year are as follows:

   1997................................................................ $346,000
   1998................................................................  399,000
   1999................................................................  399,000
   2000................................................................  213,000
   2001................................................................  116,000

  Rent expense for the years ended December 31, 1996 and 1995 was $284,000 and $256,000, respectively.

 Litigation

  During 1994, the Company was involved in a contract dispute which was presented to an arbitrator and, in August 1995, an award in the amount of $333,450 representing damages and administrative fees and costs was determined to be payable by the Company. The award amount was recorded as an expense in 1994 and was paid in 1996.

  The Company is involved in litigation in the normal course of business. In the opinion of management, such litigation will not have a material effect on the Company's cash flows, financial condition or results of operations.

 Incentive Plans

  The Company maintains incentive plans which entitle certain key employees to participate in certain distributions, if any, by the Company of cash or property to two of the Company's principal stockholders. Participation commences when the amount of distributions paid exceeds certain stipulated amounts. No such distributions have been made or are expected.

6. MAJOR SUPPLIERS

  During 1996 and 1995, MCI, World Com, Inc. (formerly IDB) and Cable and Wireless International, Inc. provided the Company with a majority of its international telecommunications network services. Charges for such services are included in cost of telecommunications services in the accompanying statement of operations.

7. RELATED PARTIES

  In March 1995, the Company entered into an agreement with TelePassport Japan Co., Ltd. ("TelePassport Japan"), an affiliated joint venture formed in 1995, to provide international telecommunication services and to lease switching equipment to TelePassport Japan. Telecommunication revenue for 1996 and 1995 includes $3,400,000 and $371,000, respectively, for services provided to TelePassport Japan. The equipment under lease has a net book value of $140,000 and $186,000 at December 31, 1996 and 1995, respectively, and is included in property and equipment. The joint venture was terminated in 1997 and the equipment was transferred to an affiliate.

  Included in due to affiliates at December 31, 1995 is a $1,258,000 note due to US Cable Corporation ("US Cable"), an affiliate of certain stockholders. During 1996, US Cable transferred the note to such stockholders who contributed the outstanding balance to capital.

                           USFI, INC. AND SUBSIDIARY

  Included in due to affiliates at December 31, 1996 and 1995 are amounts due to TelePassport Japan for carrier charges paid by TelePassport Japan on behalf of the Company and amounts due to US Cable for expenses paid on behalf of the Company.

8. EMPLOYEE BENEFIT PLAN

  The Company sponsors a defined contribution plan that qualifies as a deferred salary arrangement under Section 401(a) of the Internal Revenue Code. All full-time employees meeting minimum service requirements are eligible to participate and may contribute up to 18% of their pre-tax earnings subject to certain Internal Revenue Code restrictions. The Company matches 50% of each employee's contribution up to an annual maximum of $500 per employee. Total Company contributions for 1996 and 1995 of $16,000 and $14,000, respectively, are included in selling, general and administrative expenses.

9. INCOME TAXES

  The Company has elected to be taxed as an "S" Corporation for federal income tax purposes. For New York City income tax purposes, the Company is taxed as a "C" corporation and at December 31, 1996 the Company has available New York City net operating loss carryforwards of $8,488,000, which principally expire in the year 2011. At December 31, 1996, the Company had deferred city income tax assets of $1,132,000, which are primarily attributable to temporary differences which are not currently deductible for income tax purposes, including net operating loss carryforwards, accrued liabilities and certain other reserves. The Company has recorded a full valuation allowance against its deferred tax assets at December 31, 1996.

10. SUBSEQUENT EVENTS

  On March 10, 1997, the Company acquired the remaining 49% interest in Mastercall for a purchase price of approximately $15,000.

  During 1997, the Company and certain affiliates planned an initial public offering of common stock. The initial public offering was postponed in April 1997 and subsequently abandoned, and accordingly, the initial public offering was not completed. Costs incurred as of December 31, 1996 related to the initial public offering of $284,000 are included in 1996 selling, general and administrative expenses.

  On September 11, 1997, the Company entered into a letter of intent to sell all of its assets, except for cash and accounts and notes receivable to Primus Telecommunications Group, Incorporated. Subsequent to the sale, the Company intends to cease operations.

                           USFI, INC. AND SUBSIDIARY

                      UNAUDITED CONSOLIDATED BALANCE SHEET

                            AS OF SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

                                ASSETS
                                ------
Current Assets:
  Cash and cash equivalents............................................ $ 1,024
  Restricted cash and cash equivalents.................................     --
  Short term investments...............................................     --
  Accounts receivable..................................................   7,141
  Prepaid expenses and other current assets............................     690
                                                                        -------
    Total current assets...............................................   8,855
Property and equipment--net                                               3,940
Intangibles--net.......................................................      82
Deferred income taxes..................................................     --
Other assets...........................................................     188
                                                                        -------
    Total assets....................................................... $13,065
                                                                        =======
                 LIABILITIES AND SHAREHOLDERS' EQUITY
                 ------------------------------------
Current Liabilities:
  Accounts payable..................................................... $11,862
  Accrued expenses and other current liabilities.......................   5,770
  Deferred income taxes ...............................................     --
  Accrued Interest ....................................................     --
  Current portion of long-term obligations ............................     --
                                                                        -------
    Total current liabilities..........................................  17,632
                                                                        -------
Long-term obligations..................................................     --
                                                                        -------
    Total liabilities..................................................  17,632
                                                                        -------
Commitments and contingencies
Stockholders' equity (deficit).........................................  (4,567)
                                                                        -------
    Total liabilities and stockholders' equity......................... $13,065
                                                                        =======

                            See accompanying notes.

                           USFI, INC. AND SUBSIDIARY

                 UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

                                 (IN THOUSANDS)

                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                            ------------------
                                                              1997      1996
                                                            --------  --------
Net revenue................................................ $ 25,231  $ 27,764
Cost of revenue............................................   19,508    22,475
                                                            --------  --------
Gross margin...............................................    5,723     5,289
Operating expenses:
  Selling, general and administrative......................   10,434     8,677
  Depreciation and amortization............................      629       502
                                                            --------  --------
    Total operating expenses...............................   11,063     9,179
                                                            --------  --------
Loss from operations.......................................   (5,340)   (3,890)
Interest expense...........................................      --        --
Interest income............................................      --        --
Other income (expense).....................................       23       (12)
                                                            --------  --------
Loss before income taxes...................................   (5,317)   (3,902)
Income taxes...............................................      --        --
                                                            --------  --------
    Net loss............................................... $ (5,317) $ (3,902)
                                                            ========  ========


                            See accompanying notes.

                           USFI, INC. AND SUBSIDIARY

           UNAUDITED CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT

                      NINE MONTHS ENDED SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

                                                             FOREIGN
                                    ADDITIONAL              CURRENCY
                                     PAID-IN   ACCUMULATED TRANSLATION
                                     CAPITAL     DEFICIT   ADJUSTMENT   TOTAL
                                    ---------- ----------- ----------- -------
Balance at December 31, 1996.......  $ 9,126    $(13,275)     $(16)    $(4,165)
  Capital contributions............    4,918         --        --        4,918
  Net loss for the nine months
   ended September 30, 1997........      --       (5,317)      --       (5,317)
  Foreign currency translation.....      --          --         (3)         (3)
                                     -------    --------      ----     -------
Balance at September 30, 1997......  $14,044    $(18,592)     $(19)    $(4,567)
                                     =======    ========      ====     =======



                            See accompanying notes.

                           USFI, INC. AND SUBSIDIARY

                 UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                                            NINE MONTHS ENDED
                                                            ------------------
                                                              1997      1996
                                                            --------  --------
Operating Activities
  Net loss................................................. $ (5,317) $ (3,902)
  Adjustments to reconcile net loss to net cash used in op-
   erating activities:
    Depreciation and amortization..........................      626       502
    Provisions for losses on receivables...................       96       320
    Changes in operating assets and liabilities:
      Increase in accounts receivable from customers and
       affiliates..........................................     (914)   (2,601)
      Increase in other current assets.....................     (578)     (276)
      Increase in deposits.................................      (27)      (15)
      Increase in accounts payable and accrued expenses....      589     3,872
      (Decrease) increase in reseller deposits and deferred
       revenue.............................................     (173)       62
      (Decrease) increase in due to affiliates.............   (1,412)      723
                                                            --------  --------
Net cash used in operating activities......................   (7,110)   (1,315)
Investing Activities
  Purchase of equipment....................................   (1,863)   (2,052)
  Decrease in deferred costs...............................        5        81
                                                            --------  --------
Net cash used in investing activities......................   (1,858)   (1,971)
Financing Activities
  Capital contributions....................................    4,918     3,025
  Advances from affiliates.................................    4,193       --
  Repayment of capital lease obligation....................      --         (3)
                                                            --------  --------
Net cash provided by financing activities..................    9,111     3,022
Effect of exchange rate changes on cash....................       (3)        3
                                                            --------  --------
Increase (decrease) in cash................................      140      (261)
Cash at beginning of period................................      884       420
                                                            --------  --------
Cash at end of period...................................... $  1,024  $    159
                                                            ========  ========

                            See accompanying notes.

                           USFI, INC. AND SUBSIDIARY

             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

   (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE MONTH PERIOD ENDED
                         SEPTEMBER 30, 1997 AND 1996)

1. ORGANIZATION AND NATURE OF BUSINESS

  USFI, Inc. (the "Company") which was incorporated in New York on February 12, 1993, provides least cost routing for international long distance telecommunication services, which primarily originate and terminate outside of the United States. Substantially, all billings for service are denominated in U.S. currency.

  On September 11, 1997, the Company entered into a letter of intent to sell most of its assets, except for cash and accounts and notes receivable to Primus Telecommunications Group, Inc. ("Primus"). (See Note 7.)

2. BASIS OF PRESENTATION

  The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses since inception and has a working capital deficiency and a deficit in stockholders' equity as of September 30, 1997. On October 20, 1997, the Company sold most of its assets (see Note 7) to Primus and began to terminate its business. All of these matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts or classifications of liabilities that may result from the outcome of this uncertainty.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. SIGNIFICANT ACCOUNTING POLICIES

 Depreciation

  Furniture and equipment are recorded at cost and are depreciated over the estimated useful lives of three to five years, utilizing the straight-line method. Assets acquired pursuant to capital lease arrangements and leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the terms of the leases. Depreciation expense for the nine months ended September 30, 1997 and 1996 was $626,000 and $496,000, respectively.

 Deferred Costs

  Deferred costs include costs to obtain trademarks and certain organizational costs. Such deferred costs are amortized on the straight-line basis generally as follows:

                                              PERIOD OF
            ASSET                            AMORTIZATION
            -----                            ------------
            Trademarks......................   5 years
            Organization costs..............   5 years

 Revenue Recognition

  The Company recognizes revenue from services and the related costs at the time the services are rendered.

                           USFI, INC. AND SUBSIDIARY

 Income Tax

  Income taxes are accounted for under the liability method in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

 Basis of Consolidation

  The consolidated financial statements include the accounts of the Company and Mastercall. All significant intercompany accounts and transactions have been eliminated.

 Interim Financial Statements

  The accompanying unaudited consolidated interim financial statements as of September 30, 1997 and for each of the nine month periods ended September 30, 1997 and 1996 include all adjustments which, in the opinion of management, are necessary for a fair presentation of the Company's consolidated financial position and results of operations and cash flows for the periods presented. All such adjustments are of a normal recurring nature. The results of the Company's operations for the nine months ended September 30, 1997 and 1996 are not necessarily indicative of the results of operations for a full fiscal year.

4. COMMITMENTS AND CONTINGENCIES

 Litigation

  The Company is involved in litigation in the normal course of business. In the opinion of management, such liabilities will not have a material effect on the Company's cash flow, financial condition or results of operations.

5. MAJOR SUPPLIERS

  During the nine month period ended September 30, 1997, MCI, Cable and Wireless International, Inc. and Pacific Gateway Exchange provided the Company with a majority of its international telecommunications network services.

  During the nine month period ended September 30, 1996, MCI, World Com, Inc. (formerly IDB) and Cable and Wireless International, Inc. provided the Company with a majority of its international telecommunications network services.

  Charges for such services are included in cost of telecommunications services in the accompanying statements of operations.

6. RELATED PARTIES

  In March 1995, the Company entered into an agreement with TelePassport Japan Co., Ltd. ("TelePassport Japan"), an affiliated joint venture formed in 1995, to provide international telecommunication services. Telecommunication revenue for the nine month period ended September 30, 1997 and 1996 include $200,000 and $1,941,000, respectively, for services provided to TelePassport Japan. The joint venture was terminated in 1997.

  The Company continued to provide international telecommunication services in Japan to TelePassport Network KK ("Network KK"), an affiliated company. Telecommunication revenue for the nine month period ended September 30, 1997 includes $574,000 for service provided to Network KK.

                           USFI, INC. AND SUBSIDIARY

  Loans from affiliates at September 30, 1997 represents a note due to US Cable Corporation, an affiliate of certain stockholders which is secured by the assets of the Company and accrues interest at prime plus one percent.

7. SUBSEQUENT EVENTS

  On October 20, 1997, the Company sold most of its assets to Primus for $5.5 million. Cash, accounts receivable and notes receivable were excluded from the assets sold. Subsequent to closing, the Company plans to terminate its business.

  Subsequent to September 30, 1997, the Company entered into agreements with certain vendors to settle existing liabilities with such vendors at reduced amounts.

                              TELEPASSPORT L.L.C.

                            UNAUDITED BALANCE SHEET

                            AS OF SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

                                 ASSETS
                                 ------
Current Assets:
  Cash and cash equivalents............................................. $  163
  Restricted cash and cash equivalents..................................    --
  Short term investments................................................    --
  Accounts receivable...................................................    627
  Prepaid expenses and other current assets.............................    255
                                                                         ------
    Total current assets................................................  1,044
Property and equipment--net.............................................    663
Intangibles--net........................................................    157
Deferred income taxes...................................................    --
Other assets............................................................    214
                                                                         ------
    Total assets........................................................ $2,078
                                                                         ======
                  LIABILITIES AND SHAREHOLDERS' EQUITY
                  ------------------------------------
Current Liabilities:
  Accounts payable...................................................... $  375
  Accrued expenses and other current liabilities........................    332
  Deferred income taxes.................................................    --
  Accrued Interest......................................................    --
  Current portion of long-term obligations..............................    --
                                                                         ------
    Total current liabilities...........................................    707
Long-term obligations...................................................    841
                                                                         ------
    Total liabilities...................................................  1,548
                                                                         ------
Commitments and contingencies
Stockholders' equity (deficit) .........................................    530
                                                                         ------
    Total liabilities and stockholders' equity.......................... $2,078
                                                                         ======

                              TELEPASSPORT L.L.C.

                       UNAUDITED STATEMENT OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

Net revenue............................................................ $2,900
Cost of revenue........................................................  2,523
                                                                        ------
Gross margin...........................................................    377
Operating expenses:
  Selling, general, and administrative.................................  1,296
  Depreciation and amortization........................................     69
                                                                        ------
    Total operating expenses...........................................  1,365
                                                                        ------
Loss from operations...................................................   (988)
Interest expense.......................................................    (17)
Interest income........................................................    --
Other income (expense).................................................    151
                                                                        ------
Loss before income taxes...............................................   (854)
Income taxes...........................................................    --
                                                                        ------
    Net loss........................................................... $ (854)
                                                                        ======

                              TELEPASSPORT L.L.C.

                       UNAUDITED STATEMENT OF CASH FLOWS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

Operating Activities
  Net loss............................................................ $  (854)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization.....................................      69
    Changes in operating assets and liabilities.......................    (545)
                                                                       -------
Net cash used in operating activities.................................  (1,330)
Investing Activities
  Purchase of equipment...............................................    (732)
                                                                       -------
Net cash used in investing activities.................................    (732)
Financing Activities
  Capital contributions...............................................   1,384
  Advances from affiliates............................................     841
                                                                       -------
Net cash provided by financing activities.............................   2,225
Effect of exchange rate changes on cash...............................     --
                                                                       -------
Increase (decrease) in cash...........................................     163
Cash at beginning of period...........................................     --
                                                                       -------
Cash at end of period................................................. $   163
                                                                       =======

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors
TresCom International, Inc.

  We have audited the accompanying consolidated balance sheets of TresCom International, Inc. and its subsidiaries ("TresCom") as of December 31, 1997 and 1996 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of TresCom's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TresCom International, Inc. and subsidiaries at December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Atlanta, Georgia
February 27, 1998

                          TRESCOM INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,
                                                            ------------------
                                                              1997      1996
                                                            --------  --------
                                                             (IN THOUSANDS,
                                                            EXCEPT SHARE AND
                                                             PER SHARE DATA)
                          ASSETS
                          ------
Current assets:
  Cash and cash equivalents................................ $  1,481  $  6,020
  Accounts receivable, net of allowance for doubtful
   accounts of $8,149 and $7,588, respectively.............   31,743    29,063
  Other current assets.....................................    2,406     3,441
                                                            --------  --------
Total current assets.......................................   35,630    38,524
Property and equipment, at cost:
  Transmission and communications equipment................   29,720    24,691
  Furniture, fixtures and other............................    9,620     5,600
                                                            --------  --------
                                                              39,340    30,291
Less accumulated depreciation and amortization.............   (9,668)   (5,755)
                                                            --------  --------
                                                              29,672    24,536
Other assets:
  Customer bases, net of accumulated amortization of $2,385
   and $1,358, respectively................................    3,274     3,806
  Excess of cost over net assets of businesses acquired,
   net of accumulated amortization of $3,508 and $2,368,
   respectively............................................   38,826    34,260
  Other....................................................    1,027       484
                                                            --------  --------
Total assets............................................... $108,429  $101,610
                                                            ========  ========
           LIABILITIES AND SHAREHOLDERS' EQUITY
           ------------------------------------
Current liabilities:
  Accounts payable......................................... $  1,237  $  2,758
  Accrued network costs....................................   19,497    19,546
  Other accrued expenses...................................    6,365     5,395
  Long-term obligations due within one year................    1,098       817
  Deferred revenue and other current liabilities...........    1,689     1,807
                                                            --------  --------
Total current liabilities..................................   29,886    30,323
Long-term obligations (Notes 3 and 4)......................   19,593     3,965
Shareholders' equity:
  Preferred stock, $.01 par value per share; 1,000,000
   shares
   authorized, no shares issued and outstanding............      --        --
  Common stock, $.0419 par value per share; 50,000,000
   shares authorized; 12,104,960 and 11,804,675 shares
   issued and outstanding, respectively....................      505       493
  Deferred compensation....................................     (551)     (808)
  Additional paid-in capital...............................  108,354   106,140
  Accumulated deficit......................................  (49,358)  (38,503)
                                                            --------  --------
Total shareholders' equity.................................   58,950    67,322
                                                            --------  --------
Total liabilities and shareholders' equity................. $108,429  $101,610
                                                            ========  ========

                            See accompanying notes.

                          TRESCOM INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                              TWELVE MONTHS ENDED DECEMBER
                                                           31,
                                             ---------------------------------
                                                1997        1996       1995
                                             ----------  ----------  ---------
                                               (IN THOUSANDS, EXCEPT SHARE
                                                   AND PER SHARE DATA)
Revenues...................................  $  157,641  $  139,621  $ 102,641
Cost of services...........................     124,365     106,928     74,679
                                             ----------  ----------  ---------
Gross profit...............................      33,276      32,693     27,962
Selling, general and administrative (Notes
 2, 9 and 12)..............................      36,386      30,808     32,437
Depreciation and amortization..............       6,599       4,928      3,961
                                             ----------  ----------  ---------
Operating loss.............................      (9,709)     (3,043)    (8,436)
Interest and other expenses, net...........       1,146         578      3,191
                                             ----------  ----------  ---------
Loss before extraordinary item.............     (10,855)     (3,621)   (11,627)
Extraordinary loss on early extinguishment
 of debt...................................         --        1,956        --
                                             ----------  ----------  ---------
Net loss...................................  $  (10,855) $   (5,577) $ (11,627)
                                             ==========  ==========  =========
Net loss applicable to common stock........  $  (10,855) $   (6,267) $ (16,504)
                                             ==========  ==========  =========
Basic and diluted per share data:
  Loss before extraordinary item...........  $     (.91) $     (.41) $   (5.29)
  Extraordinary item.......................         --         (.18)       --
                                             ----------  ----------  ---------
Net loss per share of common stock.........  $     (.91) $     (.59) $   (5.29)
                                             ==========  ==========  =========
Weighted average number of shares of common
 stock outstanding.........................  11,890,047  10,671,096  3,119,590
                                             ==========  ==========  =========



                            See accompanying notes.

                          TRESCOM INTERNATIONAL, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                PREFERRED STOCK                     TRESCOM COMMON STOCK
                   -------------------------------------------- ----------------------------
                                        ACCRUED                                   ADDITIONAL
                                       UNDECLARED     STOCK                        PAID-IN     DEFERRED   ACCUMULATED
                    SHARES    AMOUNT   DIVIDENDS  SUBSCRIPTIONS   SHARES   AMOUNT  CAPITAL   COMPENSATION   DEFICIT
                   --------  --------  ---------- ------------- ---------- ------ ---------- ------------ -----------
                                      (IN THOUSANDS, EXCEPT SHARE DATA)
Balance at
December 31,
1994.............   283,594  $ 28,359   $ 1,652       $ 511        202,864  $  9   $     76    $   --      $(15,732)
Issuance of
Common Stock.....       --        --        --          --       2,183,799    91        824        --           --
Issuance of
Preferred Stock:
 Series A........     1,467       147       --          --             --    --         --         --           --
 Series C........   151,421    15,142       --         (511)           --    --         --         --           --
Accrued dividends
on Preferred
Stock............       --        --      4,877         --             --    --         --         --        (4,877)
Grant of stock
options..........       --        --        --          --             --    --         796       (796)         --
Non-cash
compensation.....       --        --        --          --             --    --         --         139          --
Issuance of
Common Stock
Warrants.........       --        --        --          --             --    --       2,428        --           --
Net loss.........       --        --        --          --             --    --         --         --       (11,627)
                   --------  --------   -------       -----     ----------  ----   --------    -------     --------
Balance at
December 31,
1995.............   436,482    43,648     6,529         --       2,386,663   100      4,124       (657)     (32,236)
Conversion of
Preferred Stock
to Common Stock
and accrued
dividends........  (436,482)  (43,648)   (7,219)        --       4,558,155   191     50,676        --           --
Accrued dividends
on Preferred
Stock............       --        --        690         --             --    --         --         --          (690)
Initial public
offering of
Common Stock.....       --        --        --          --       4,545,455   190     50,537        --           --
Costs associated
with initial
public offering
of Common Stock..       --        --        --          --             --    --      (2,160)       --           --
Grant of stock
options..........       --        --        --          --             --    --       1,701     (1,701)         --
Non-cash
compensation
expense..........       --        --        --          --             --    --         --       1,264          --
Exercise of stock
options..........       --        --        --          --         141,988     6         54        --           --
Forfeiture of
stock options....       --        --        --          --             --    --        (286)       286          --
Net loss.........       --        --        --          --             --    --         --         --        (5,577)
Common Stock
issued in
connection with
acquisitions.....       --        --        --          --         172,414     6      1,494        --           --
                   --------  --------   -------       -----     ----------  ----   --------    -------     --------
Balance at
December 31,
1996.............       --        --        --          --      11,804,675   493    106,140       (808)     (38,503)
Non-cash
compensation
expense..........       --        --        --          --             --    --         --         257          --
Exercise of stock
options..........       --        --        --          --          16,769     1          6        --           --
Common stock
issued in
connection with
acquisitions.....       --        --        --          --         283,516    11      2,208        --           --
Net loss.........       --        --        --          --             --    --         --         --       (10,855)
                   --------  --------   -------       -----     ----------  ----   --------    -------     --------
Balance at
December 31,
1997.............       --   $    --    $   --        $ --      12,104,960  $505   $108,354    $  (551)    $(49,358)
                   ========  ========   =======       =====     ==========  ====   ========    =======     ========
                       TOTAL
                   SHAREHOLDERS'
                      EQUITY
                   -------------
Balance at
December 31,
1994.............    $ 14,875
Issuance of
Common Stock.....         915
Issuance of
Preferred Stock:
 Series A........         147
 Series C........      14,631
Accrued dividends
on Preferred
Stock............         --
Grant of stock
options..........         --
Non-cash
compensation.....         139
Issuance of
Common Stock
Warrants.........       2,428
Net loss.........     (11,627)
                   -------------
Balance at
December 31,
1995.............      21,508
Conversion of
Preferred Stock
to Common Stock
and accrued
dividends........         --
Accrued dividends
on Preferred
Stock............         --
Initial public
offering of
Common Stock.....      50,727
Costs associated
with initial
public offering
of Common Stock..      (2,160)
Grant of stock
options..........         --
Non-cash
compensation
expense..........       1,264
Exercise of stock
options..........          60
Forfeiture of
stock options....         --
Net loss.........      (5,577)
Common Stock
issued in
connection with
acquisitions.....       1,500
                   -------------
Balance at
December 31,
1996.............      67,322
Non-cash
compensation
expense..........         257
Exercise of stock
options..........           7
Common stock
issued in
connection with
acquisitions.....       2,219
Net loss.........     (10,855)
                   -------------
Balance at
December 31,
1997.............    $ 58,950
                   =============

                            See accompanying notes.

                          TRESCOM INTERNATIONAL, INC.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                             TWELVE MONTHS ENDED DECEMBER 31,
                                             ----------------------------------
                                                1997        1996        1995
                                             ----------  ----------  ----------
                                                      (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before extraordinary item.............  $  (10,855) $   (3,621) $  (11,627)
Extraordinary loss on early extinguishment
 of debt...................................         --       (1,956)        --
Adjustments to reconcile net loss to net
 cash used in operating activities:
  Depreciation and amortization............       6,599       4,928       3,961
  Non-cash interest expense................         --          431         607
  Non-cash interest expense on note to
   shareholder.............................         --          297         --
  Non-cash compensation....................         257       1,264         139
  Changes in operating assets and
   liabilities, net of effects of
   acquisitions:
    Accounts receivable....................      (2,118)    (11,770)     (5,511)
    Other current assets...................       1,045      (2,139)       (943)
    Accounts payable.......................      (2,805)        564      (2,307)
    Accrued network costs..................         (49)      7,911       1,180
    Other accrued expenses.................        (772)        754      (1,942)
    Deferred revenue and other current
     liabilities...........................      (1,427)      1,513         --
                                             ----------  ----------  ----------
Net cash used in operating activities......     (10,125)     (1,824)    (16,443)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment........      (6,914)     (8,086)     (5,637)
Expenditures for line installations........        (577)       (144)       (418)
Cash paid for purchases of businesses,
 net.......................................      (1,201)       (522)        --
                                             ----------  ----------  ----------
Net cash used in investing activities......      (8,692)     (8,752)     (6,055)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of common
 stock.....................................         --       50,727         915
Costs relating to initial public offering..         --       (2,160)        --
Proceeds from the issuance of preferred
 stock.....................................         --          --       14,778
Proceeds from debt.........................         --          --        7,572
Proceeds from issuance of warrants
 associated with debt......................         --          --        2,428
Proceeds from revolving credit agreement,
 net.......................................      15,645         --          --
Payment of loan acquisition costs..........        (482)        (86)       (533)
Repayment of cash overdraft................         --          --         (382)
Repayment of revolving credit facility.....         --      (24,173)        --
Repayment of sellers' note.................         --       (1,000)        --
Repayment of notes payable to stockholder..         --       (8,476)        --
Repayment of debt..........................         (15)        (18)        (27)
Proceeds from stock option exercise........           7          60         --
Principal payments on capital lease
 obligations...............................        (877)       (330)       (201)
                                             ----------  ----------  ----------
Net cash provided by financing activities..      14,278      14,544      24,550
                                             ----------  ----------  ----------
Net change in cash and cash equivalents....      (4,539)      3,968       2,052
Cash and cash equivalents at beginning of
 period....................................       6,020       2,052         --
                                             ----------  ----------  ----------
Cash and cash equivalents at end of
 period....................................  $    1,481  $    6,020  $    2,052
                                             ==========  ==========  ==========
Interest paid..............................  $      806  $    1,352  $    2,257
                                             ==========  ==========  ==========
Capital lease obligations incurred.........  $    1,156  $    4,310  $      --
                                             ==========  ==========  ==========

                            See accompanying notes.

                          TRESCOM INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. BUSINESS

 Organization and Basis of Presentation

  TresCom International, Inc. ("TresCom") was incorporated in Florida on December 8, 1993 as TeraCom Communications, Inc. Effective June 30, 1994, TresCom changed its name to TresCom International, Inc.

  TresCom is a facilities-based long-distance telecommunications carrier focused on international long- distance traffic. TresCom offers telecommunications services, including direct dial "1 plus" and toll-free long distance, calling and debit cards, international toll-free service, 24-hour bilingual operator services, intra-island local service in Puerto Rico, private lines, frame relay, international inbound service, international country to country calling services and international callthrough from selected markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of TresCom and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

 Cash and Cash Equivalents

  TresCom considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair market value.

 Property and Equipment

  Property and equipment is recorded at cost. Depreciation and amortization is provided for financial reporting purposes using the straight-line method over the following estimated useful lives:

     Transmission and communications equipment.................... 3 to 20 years
     Furniture, fixtures and other................................ 3 to  7 years

  The costs of software and software upgrades purchased for internal use are capitalized. Significant capital projects are constantly being initiated as TresCom continues to expand its network. Beginning in 1996, a substantial amount of employee time was required to properly plan, install, test and certify the equipment associated with these projects. In connection with these projects, TresCom capitalized $1,229 and $1,450 in direct and indirect employee costs during 1997 and 1996, respectively.

 Change in Accounting Estimate

  During the first quarter of 1997, TresCom changed the estimated useful life of fiber optic undersea cables from 10 to 20 years to conform to the predominant industry standard. The change in depreciation expense associated with the revised estimated useful life of fiber optic undersea cables was approximately $120 for 1997.

 Advertising

  Pursuant to American Institute of Certified Public Accountants (AICPA) Statement of Position No. 93-7, "Reporting on Advertising Costs," TresCom expenses advertising costs as incurred except for direct-

                          TRESCOM INTERNATIONAL, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) response advertising costs, which are capitalized and amortized over the expected period of future benefit. Direct-response advertising programs were implemented during 1996 and consist of fees paid to various telemarketing entities and internal costs of performing telemarketing activities. The capitalized costs are amortized over a nine month period beginning in the month revenues associated with those costs are first generated.

  At December 31, 1997 and 1996, advertising costs totaling $770 and $1,390, respectively, were recorded as other current assets. Advertising expense for the years ended December 31, 1997, 1996 and 1995 were $4,865, $2,047 and $1,359, respectively.

 Other Assets

  The excess of cost over net assets of businesses acquired represents the excess of the consideration paid over the fair value of the net assets acquired and is amortized on a straight-line basis over 35 years. Customer bases are recorded based on the estimated value of the customer bases acquired in the acquisition of businesses and are amortized on a straight-line basis over periods ranging from three to seven years.

  Other assets are periodically reviewed by TresCom for impairments where the fair value is less than the carrying value.

  Legal expenses and other direct costs incurred in connection with obtaining financing agreements are deferred and amortized over the life of the financing agreements. Such capitalized costs amounted to $482 and $86 during the years ended December 31, 1997 and 1996, respectively. Accumulated amortization of deferred financing costs was $133 and $10 at December 31, 1997 and 1996, respectively.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Revenues

  Revenues are derived primarily from the provision of long-distance telecommunications services and are recognized when the services are provided. In 1997, TresCom recognized $543 of revenue from the sale of excess Indefeasible Rights of Use ("IRU") on undersea digital fiber optic transmission cables.

 Cost of Services

  Cost of services include payments to local exchange carriers ("LECs"), interexchange carriers, post, telegraph and telephone organizations ("PTTs") and telecommunications administrations ("TAs") primarily for access and transport charges.

 Concentrations of Credit Risk and Major Customers

  TresCom derives a majority of its operating revenues from wholesale customers as well as commercial customers in Florida, New York, St. Thomas and Puerto Rico. Financial instruments which potentially subject TresCom to concentrations of credit risk consist principally of accounts receivable. TresCom's allowance for doubtful accounts is based upon management's estimates and historical experience. In situations where TresCom deems appropriate, prepayment and/or cash deposits or letters of credit are required for the provision of services.

                          TRESCOM INTERNATIONAL, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

 Income Taxes

  TresCom accounts for income taxes under the liability method. Under the liability method, deferred income taxes are recorded to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.

 New Accounting Pronouncements

  In 1996, TresCom adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). The adoption of SFAS 121 did not have any effect on the financial statements. In 1996, TresCom also adopted the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") (See Note 5).

  In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" (see Note 13). Statement No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement No. 128 requirements.

  Comparative net loss per share data have been restated for prior periods. In connection therewith, common stock, options and warrants issued within one year prior to the original filing of TresCom's initial public offering (the "IPO") at prices below the IPO price, which had previously been considered outstanding for all periods presented even though antidilutive, have been reflected in the computations of basic and diluted net loss per share in accordance with Statement of Financial Accounting Standards No. 128 and Securities and Exchange Commission Staff Accounting Bulletin No. 98, issued February 3, 1998. Such common stock has been treated as outstanding only since issuance, and options and warrants have been excluded from the computations as they are considered antidilutive.

  In June of 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income" and Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information" which are both effective for fiscal years beginning after December 15, 1997. Management believes that the adoption of SFAS 130 and SFAS 131 will not have a material adverse effect on TresCom's consolidated financial statements.

 Reclassification

  Certain prior year amounts have been reclassified to conform with current year presentation.

                          TRESCOM INTERNATIONAL, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
3. LONG-TERM OBLIGATIONS

  A summary of long-term obligations is as follows:

                                                                  DECEMBER 31,
                                                                 --------------
                                                                  1997    1996
                                                                 ------- ------
   Revolving Credit Agreement
    Interest payable monthly at rates based upon the lender's
    commercial lending rate plus .50% (8.75% at December 31,
    1997), maturing in July 2002................................ $15,645 $  --
   Loans payable to the Small Business Administration,
    bearing interest at 4%, due in monthly principal and
    interest payments of $3 through February 2015,
    collateralized by a security agreement covering certain
    assets .....................................................     401    416
   Capital leases bearing interest at rates ranging from 9% to
    11% and payable in monthly installments totaling $129.......   4,645  4,366
                                                                 ------- ------
                                                                  20,691  4,782
   Less amounts due within one year.............................   1,098    817
                                                                 ------- ------
                                                                 $19,593 $3,965
                                                                 ======= ======

  In November 1994, a wholly-owned subsidiary of TresCom obtained from a bank a revolving credit facility (the "Bank Facility") with an aggregate commitment of $27,000, which expired on June 30, 1996. On February 16, 1996, TresCom repaid all outstanding amounts borrowed under the Bank Facility. Extraordinary expense of $432 was recognized to write-off the remaining deferred financing costs associated with the Bank Facility.

  Under the terms of the Bank Facility, TresCom was required to maintain at least 50% of its debt on a fixed rate basis and, as a result, entered into an interest rate swap agreement and interest rate cap agreement (the "Instruments") with the lending bank to convert variable interest rate payments to fixed payments. The estimated fair value (i.e., the net present value of the amount TresCom was required to pay the counterpart over the remaining term of the agreement) of the Instruments, based upon the quoted market price provided by the financial institution was $562 at December 31, 1995. On September 18, 1996, when the net settlement value was $302, the Instruments were paid off in full.

  In October and November 1995, TresCom borrowed $7,000 and $3,000, respectively, under one-year notes bearing interest at 12% compounded quarterly from a major shareholder of TresCom. In connection with these notes, TresCom issued a warrant to purchase 358,034 shares of common stock at an exercise price of $0.42 per share. The warrants are exercisable immediately and expire on October 2, 2007. Of the $10,000 in borrowings, approximately $2,400 has been allocated to the value of the warrants. On February 14, 1996, TresCom repaid the entire balance relating to the notes. Accordingly, extraordinary interest expense in the amount of $1,524 was recognized in the first quarter of 1996.

  During the third quarter of 1996, TresCom established a relationship with a commercial bank to provide asset financing. TresCom utilized approximately $4,310 in the fourth quarter of 1996 for capital projects. An additional $1,156 was utilized in the second quarter of 1997.

  During the fourth quarter of 1996, TresCom established a $5,000 line of credit with a commercial bank (the "Credit Facility") secured by certain accounts receivable. The Credit Facility, as amended on March 27, 1997, contained standard debt covenants relating to financial position and performance, as well as restrictions on

                          TRESCOM INTERNATIONAL, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) the declaration and payment of dividends. Through July 31, 1997, TresCom was either in compliance or received waivers with respect to all covenants under the Credit Facility.

  On July 31, 1997, TresCom entered into a Revolving Credit and Security Agreement (the "Revolving Credit Agreement") secured by TresCom's accounts receivable and certain intangible assets. The maximum borrowing under this agreement is $25,000; however, the amount available to be borrowed is based upon TresCom's pledged accounts receivable and intangible assets.

  On July 31, 1997, all borrowings under the Credit Facility were repaid in full with borrowings under the Revolving Credit Agreement and the Credit Facility was terminated. As of December 31, 1997, availability under the Revolving Credit Agreement was approximately $19,702, of which $15,645 (including approximately $600 of letters of credit) had been utilized. At December 31, 1997, TresCom was in compliance with all covenants under the Revolving Credit Agreement.

  Principal payments on all debt obligations are:

       1998............................................................ $    17
       1999............................................................      17
       2000............................................................      18
       2001............................................................      19
       2002............................................................      20
       Thereafter......................................................     310
       Revolving Credit Agreement......................................  15,645
                                                                        -------
         Total......................................................... $16,046
                                                                        =======

4. LEASE OBLIGATIONS

  TresCom occupies office facilities and leases certain equipment and software under noncancelable operating leases. Rental expense for the years ended December 31, 1997, 1996 and 1995 was $ 1,703, $1,421 and $1,341, respectively.

  During the years ended December 31, 1997 and 1996, TresCom acquired communication equipment of approximately $1,156 and $4,310, respectively, under capital lease obligations. Asset balances for property acquired under capital leases consist of:

                                                                 DECEMBER 31,
                                                                 --------------
                                                                  1997    1996
                                                                 ------  ------
     Transmission and communication equipment................... $5,871  $4,715
     Furniture, fixtures and other..............................    213     270
                                                                 ------  ------
                                                                  6,084   4,985
     Accumulated depreciation...................................   (916)   (311)
                                                                 ------  ------
                                                                 $5,168  $4,674
                                                                 ======  ======

                          TRESCOM INTERNATIONAL, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  Depreciation expense associated with assets acquired under capital leases is included with depreciation and amortization expense on the Statements of Operations. The present value of minimum capital lease payments are included in the balance sheet as a part of long-term obligations. Future minimum lease payments for all noncancelable leases at December 31, 1997 are:


                                                       CAPITAL OPERATING
                                                       LEASES   LEASES   TOTAL
                                                       ------- --------- ------
   1998............................................... $1,637   $1,168   $2,805
   1999...............................................  1,471      915    2,386
   2000...............................................  1,419      731    2,150
   2001...............................................  1,073      566    1,639
   2002...............................................     90      507      597
   Thereafter.........................................    --       138      138
                                                       ------   ------   ------
   Total future minimum lease payments................  5,690   $4,025   $9,715
                                                                ======   ======
   Less amounts representing interest.................  1,045
                                                       ------
   Present value of net minimum lease payments........ $4,645
                                                       ======

5. CAPITALIZATION

 Preferred Stock

  The Board of Directors of TresCom is authorized to issue up to one million shares of preferred stock, par value $.01 per share, in one or more series and to fix the powers, voting rights, designations and preferences of each series.

 Common Stock

  On February 13, 1996, TresCom sold 4,545,455 shares of its common stock at $12 per share in its IPO. The net proceeds of this sale were approximately $48,600. The net proceeds were used to retire debt and accrued interest of approximately $35,800.

 Stock Option Plan

  TresCom has a stock option plan under which 936,432 options to purchase shares of common stock may be granted to officers, key employees, consultants and directors. The plan allows the granting of incentive stock options, which may not have an exercise price below the greater of par value or the market value on the date of grant, and non-qualified stock options, which may not have an exercise price below par value. All options must be exercised no later than 10 years from the date of grant. No option may be granted under the plan after February 22, 2004.

  Options generally vest as to 20% on the first anniversary of the vesting commencement date or grant date and as to an additional 20% on each anniversary thereafter. All options expire on the tenth anniversary of the grant date, unless sooner terminated under the terms of the stock option plan. In the event of certain changes in control of TresCom, all options become fully vested.

                          TRESCOM INTERNATIONAL, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
  The following table summarizes all options activity for the years ended December 31, 1995, 1996 and 1997:

                                                                        WEIGHTED
                                                  NUMBER OF             AVERAGE
                                                   OPTIONS  EXERCISABLE EXERCISE
                                                   GRANTED    OPTIONS    PRICE
                                                  --------- ----------- --------
   Outstanding as of December 31, 1994...........  110,840               $0.42
   Canceled......................................  110,840                0.42
   Granted.......................................  484,955                0.42
   Forfeited.....................................   12,749                0.42
                                                   -------    -------    -----
   Outstanding as of December 31, 1995...........  472,206     19,826     0.42
   Canceled......................................  220,622                0.42
   Granted.......................................  534,119               12.53
   Forfeited.....................................  147,452               10.82
   Exercised.....................................  141,988                0.42
                                                   -------    -------    -----
   Outstanding as of December 31, 1996...........  496,263     23,713    10.37
   Canceled......................................    2,000                7.50
   Granted.......................................  447,000                7.76
   Forfeited.....................................   61,790                9.48
   Exercised.....................................   16,769                0.42
                                                   -------    -------    -----
   Outstanding as of December 31, 1997...........  862,704    103,733    $9.28
                                                   =======    =======    =====

  The following table summarizes options at December 31, 1997:

                                                                    OPTIONS
                                     OPTIONS OUTSTANDING          EXERCISABLE
                                ------------------------------  ----------------
                                          WEIGHTED  WEIGHTED            WEIGHTED
                                          AVERAGE    AVERAGE    NUMBER  AVERAGE
                                NUMBER OF EXERCISE CONTRACTUAL    OF    EXERCISE
   RANGE OF EXERCISE PRICE       OPTIONS   PRICE   LIFE (YEARS) OPTIONS  PRICE
   -----------------------      --------- -------- -----------  ------- --------
    $0.42.....................    75,585   $ 0.42     7.66      24,309   $ 0.42
     12.00--17.63.............   372,119    12.76     8.26      74,424    12.00
     7.50--12.00..............   415,000     7.76     9.13       5,000    12.00

  Non-cash compensation expense was recorded over the vesting period of the options. Accordingly, $257, $1,264 and $139 of non-cash compensation expense was recorded in the years ended December 31, 1997, 1996 and 1995, respectively.

  TresCom follows the requirements of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" to account for its stock option plan and, accordingly, compensation cost is recognized in the consolidated statements of operations for the stock option plan to the extent the options are granted at prices below fair market value. TresCom adopted SFAS 123, which requires certain disclosures about stock-based employee compensation arrangements. SFAS 123 requires pro forma disclosure of the impact on net income and earnings per share if the fair value method defined in SFAS 123 had been used. The fair value for these options was estimated at the date of grant using a minimum value option valuation method for options granted prior to the IPO and a Black-Scholes option valuation model for options granted after the IPO with the following weighted-average assumptions: a risk-free interest rate of 6.1%; a dividend yield of 0%; a volatility factor of the expected market price of the TresCom common stock of 1.207 for options granted during 1997 and
 .729 for options granted during 1996 and 1995, and an expected life of five years.

                          TRESCOM INTERNATIONAL, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because TresCom's stock options have characteristics significantly different from those of traded options, and because change in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

  The weighted average grant date fair value of options granted in 1997, 1996 and 1995 is $6.46, $7.88 and $10.50 per share, respectively. The options granted during 1995 had exercise prices below market value and the options granted during 1997 and 1996 had exercise prices at or above fair market value.

  For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options. The SFAS 123 pro-forma information is as follows:

                                                     1997     1996      1995
                                                   --------  -------  --------
   Pro forma net loss............................. $(12,583) $(5,713) $(11,627)
   Pro forma basic and diluted loss per share.....    (1.06)   (0.60)    (5.29)

6. INCOME TAXES

   The significant components of TresCom's deferred tax assets and liabilities are:

                                                           DECEMBER 31,
                                                     --------------------------
                                                       1997     1996     1995
                                                     --------  -------  -------
   Deferred tax assets
     Allowance for bad debts.......................  $  3,251  $ 2,975  $ 1,139
     Net operating loss carry-forward..............    12,256    6,229    6,311
     Accruals......................................       218      566      279
     Depreciation and amortization.................       --       101      873
     Other.........................................        15       11      270
     Valuation allowance...........................   (14,053)  (8,479)  (8,793)
                                                     --------  -------  -------
                                                        1,687    1,403       79
   Deferred tax liabilities
     Depreciation and amortization.................    (1,558)     --       --
     Acquisition basis differences.................      (129)  (1,403)     (79)
                                                     --------  -------  -------
                                                     $    --   $   --   $   --
                                                     ========  =======  =======

  The net change in TresCom's valuation allowance was $5,574, $(314) and $3,056 for the years ended December 31, 1997, 1996 and 1995, respectively.

  On July 17, 1989, the Industrial Development Commission of the U.S. Virgin Islands ("U.S.V.I.") granted STSJ tax benefits to cover long-distance telecommunications services in the U.S. Virgin Islands. These benefits include a 90% exemption from income taxes for a ten-year period effective January 1, 1989.

                          TRESCOM INTERNATIONAL, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
  The reconciliation of income tax attributable to operations computed at the U.S. federal statutory rates to income tax expense is:

                                                         DECEMBER 31,
                                                       ---------------------
                                                       1997    1996    1995
                                                       -----   -----   -----
   Tax at U.S. statutory rate......................... (34.0)% (34.0)% (34.0)%
   State taxes, net of federal benefit................  (3.6)   (2.0)   (2.0)
   Amortization of excess of cost over net assets of
    businesses acquired...............................   3.8     6.5     2.7
   Foreign tax rate differences.......................   2.0     7.1     3.7
   Unrecognized benefit of net operating loss.........  31.8    22.4    29.6
                                                       -----   -----   -----
                                                         --      --      --
                                                       =====   =====   =====

  At December 31, 1997, TresCom has U.S. and foreign net operating loss carryforwards for tax purposes of $24,335 and $12,354, respectively. These net operating loss carryforwards expire in the years 1997 through 2012.

7. RETIREMENT PLAN

  TresCom maintains the TresCom 401(k) Savings and Retirement Plan for all U.S. and U.S.V.I. subsidiaries and the TresCom 165(e) Savings and Retirement Plan for the Puerto Rican subsidiary. Employees age 21 or older are eligible to participate six months after their date of hire and to elect to defer a percentage of his/her salary. TresCom has the discretion to make contributions to the TresCom 401(k) Savings and Retirement Plan and TresCom 165(e) Saving and Retirement Plan. In 1996, 25,000 shares of stock in TresCom were authorized as retirement plan contributions. In 1997 and 1996, 4,439 and 2,065 shares, respectively, were allocated to the TresCom 401(k) Savings and Retirement Plan and the TresCom 165(e) Savings and Retirement Plan for aggregate amounts of approximately $31 and $16, respectively.

8. COMMITMENTS AND CONTINGENCIES

  TresCom is involved in various claims and is subject to possible actions arising out of the normal course of its business. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of TresCom's management, based on knowledge of the facts and advice of counsel, that the resolution of such claims and actions will not have a material adverse effect on TresCom's financial condition or results of operations.

  TresCom has commitments under various types of agreements for the purchase of property and equipment to continue expansion of its network. Portions of such agreements not completed at year end are not reflected in the consolidated financial statements. These commitments were approximately $1,000 at year end 1997.

9. SETTLEMENTS

  In the past, TresCom incurred some significant charges as a result of disputes with carriers. These charges amounted to $4,100 and $900 in the first and second quarter of 1995, respectively. In addition, significant losses resulting from settlements with customers totaled $4,069 during the first quarter of 1995.

                          TRESCOM INTERNATIONAL, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
10. FINANCIAL INSTRUMENTS

  The carrying amounts reflected in the consolidated balance sheets for cash, accounts receivable, accounts payable and accrued expenses approximate the respective fair values due to the short-term nature of these items. The fair values for long-term obligations at December 31, are as follows:

                                                      1997           1996
                                                 -------------- --------------
                                                 CARRYING FAIR  CARRYING FAIR
                                                  VALUE   VALUE  VALUE   VALUE
                                                 -------- ----- -------- -----
   Loans payable to the Small Business Adminis-
    tration....................................    $401   $323    $416   $335
                                                   ====   ====    ====   ====

  The fair values of all other long-term obligations approximate the carrying values and are therefore not disclosed.


11. RELATED PARTY TRANSACTIONS

  During 1996, an affiliate of a major shareholder of TresCom owned approximately 20% of LCI International, Inc. ("LCI"). TresCom buys network services from and provides network services to LCI. At December 31, 1996, the net amount due to LCI was $1,935. During 1996, $7,140 of services were provided and $5,453 were used. During 1997, the affiliate of TresCom's major shareholder reduced their ownership stake to an insignificant percentage.

  In December 1996, TresCom acquired 100% of the common stock of Intex Telecommunications, Inc. from LCI. The purchase price consideration was 394,095 shares of TresCom common stock.

12. NATURAL DISASTER

  On September 16, 1995, Hurricane Marilyn damaged the island of St. Thomas where TresCom has significant operations. TresCom's Property and Business Interruption Insurance covered a significant portion of the damages to equipment and certain losses from operations. At September 30, 1995, TresCom estimated its exposure relating to the hurricane to be $2,500. Based on visits to the affected area, review of accounts receivable and actual settlements with customers, management revised its estimate of losses resulting from the hurricane to $1,717. Accordingly, the net loss for the quarter ended December 31, 1996 included this change in estimate of $783.

                          TRESCOM INTERNATIONAL, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
13. EARNINGS PER SHARE

  The following table sets forth the computation of basic and diluted earnings per share:

                                                1997        1996       1995
                                             ----------  ----------  ---------
Numerator:
  Loss before extraordinary item............ $  (10,855) $   (3,621) $ (11,627)
  Extraordinary loss on early extinguishment
   of debt..................................        --        1,956        --
                                             ----------  ----------  ---------
  Net loss..................................    (10,855)     (5,577)   (11,627)
  Preferred stock dividends.................        --          690      4,877
                                             ----------  ----------  ---------
  Numerator for basic and diluted earnings
   per share--net loss applicable to common
   stock.................................... $  (10,855) $   (6,267) $ (16,504)
                                             ==========  ==========  =========
Denominator:
  Denominator for basic and diluted earnings
   per share--weighted average shares....... 11,890,047  10,671,096  3,119,590
                                             ==========  ==========  =========
Basic and diluted per share data:
  Loss before extraordinary item............ $    (0.91) $    (0.41) $   (5.29)
  Extraordinary item........................        --        (0.18)       --
                                             ----------  ----------  ---------
  Net loss per share of common stock ....... $    (0.91) $    (0.59) $   (5.29)
                                             ==========  ==========  =========

  The earnings per share amounts in the above table have been calculated in compliance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." For further information regarding earnings per share and capitalization of TresCom, see Notes 2 and 5.

14. SUBSEQUENT EVENTS

  In February 1998, TresCom entered into a definitive Agreement and Plan of Merger with Primus Telecommunications Group, Inc. ("Primus") and Taurus Acquisition Corporation, a wholly-owned subsidiary of Primus ("Taurus"). Pursuant to the terms of the Agreement and Plan of Merger, as amended, it is contemplated that Taurus will merge with and into TresCom, that TresCom will be the surviving corporation and that Primus will acquire 100% of the issued and outstanding shares of TresCom common stock. The transaction is expected to be completed during the second quarter of 1998 and is subject to, among other things, the approval of both Primus's and TresCom's shareholders and certain regulatory authorities.

                          TRESCOM INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                        MARCH 31,  DECEMBER 31,
                                                          1998         1997
                                                       ----------- ------------
                                                       (UNAUDITED)
                                                        (IN THOUSANDS, EXCEPT
                                                         SHARE AND PER SHARE
                                                                DATA)
                        ASSETS
                        ------
Current assets:
  Cash................................................  $    102     $  1,481
  Accounts and notes receivable, net of allowance for
   doubtful accounts of $7,918 and $8,149,
   respectively.......................................    26,956       31,743
  Other current assets................................     2,492        2,406
                                                        --------     --------
    Total current assets..............................    29,550       35,630
Property and equipment, at cost:
  Transmission and communications equipment...........    30,517       29,720
  Furniture, fixtures and other.......................    10,272        9,620
                                                        --------     --------
                                                          40,789       39,340
  Less accumulated depreciation and amortization......   (10,894)      (9,668)
                                                        --------     --------
                                                          29,895       29,672
Other assets:
  Customer bases, net of accumulated amortization of
   $2,650 and $2,385, respectively....................     3,010        3,274
  Excess of cost over net assets of businesses
   acquired, net of accumulated amortization of $3,830
   and $3,508, respectively ..........................    38,596       38,826
  Other...............................................       940        1,027
                                                        --------     --------
    Total assets......................................  $101,991     $108,429
                                                        ========     ========
         LIABILITIES AND SHAREHOLDERS' EQUITY
         ------------------------------------
Current liabilities:
  Accounts payable....................................  $    907     $  1,237
  Accrued network costs...............................    18,667       19,497
  Other accrued expenses..............................     4,733        6,365
  Long-term obligations due within one year...........     1,299        1,098
  Deferred revenue and other current liabilities......     1,762        1,689
                                                        --------     --------
    Total current liabilities.........................    27,368       29,886
Long-term obligations.................................    19,842       19,593
Shareholders' equity:
  Preferred stock, $.01 par value; 1,000,000 shares
   authorized; no shares issued and outstanding ......       --           --
  Common stock, $.0419 par value; 50,000,000 shares
   authorized; 12,161,844 shares issued and
   outstanding; 12,104,960 shares issued and
   outstanding .......................................       508          505
  Deferred compensation...............................      (391)        (551)
  Additional paid-in capital..........................   108,497      108,354
  Accumulated deficit.................................   (53,833)     (49,358)
                                                        --------     --------
    Total shareholders' equity........................    54,781       58,950
                                                        --------     --------
Total liabilities and shareholders' equity............  $101,991     $108,429
                                                        ========     ========

                            See accompanying notes.

                          TRESCOM INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                         THREE MONTHS ENDED
                                                              MARCH 31,
                                                        ----------------------
                                                           1998        1997
                                                        ----------  ----------
                                                        (IN THOUSANDS, EXCEPT
                                                           PER SHARE DATA)
Revenues..............................................  $   38,137  $   36,143
Cost of services......................................      30,971      27,812
                                                        ----------  ----------
Gross profit..........................................       7,166       8,331
Selling, general and administrative...................       9,262       8,108
Depreciation and amortization.........................       1,944       1,501
                                                        ----------  ----------
  Operating loss......................................      (4,040)     (1,278)
  Interest expense (income), net......................         415          (2)
  Other expense, net..................................          20         --
                                                        ----------  ----------
Net loss..............................................  $   (4,475) $   (1,276)
                                                        ==========  ==========
Basic and diluted net loss per share of common stock..  $    (0.37) $    (0.11)
                                                        ==========  ==========
Weighted average number of shares of common stock
 outstanding..........................................      12,146      11,816
                                                        ==========  ==========


                            See accompanying notes.

                          TRESCOM INTERNATIONAL, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                  (UNAUDITED)

                                 COMMON STOCK
                         ----------------------------
                                           ADDITIONAL                              TOTAL
                                            PAID-IN     DEFERRED   ACCUMULATED SHAREHOLDERS'
                           SHARES   AMOUNT  CAPITAL   COMPENSATION   DEFICIT      EQUITY
                         ---------- ------ ---------- ------------ ----------- -------------
                                          (IN THOUSANDS, EXCEPT SHARE DATA)
Balance at December 31,
 1997................... 12,104,960  $505   $108,354     $(551)     $(49,358)     $58,950
  Exercise of stock
   options..............     56,884     3        143       --            --           146
  Non-cash compensation
   expense..............        --    --         --        160           --           160
  Net loss..............        --    --         --        --         (4,475)      (4,475)
                         ----------  ----   --------     -----      --------      -------
Balance at March 31,
 1998................... 12,161,844  $508   $108,497     $(391)     $(53,833)     $54,781
                         ==========  ====   ========     =====      ========      =======



                            See accompanying notes.

                          TRESCOM INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                           THREE MONTHS ENDED
                                                                MARCH 31,
                                                           --------------------
                                                             1998       1997
                                                           ---------  ---------
                                                             (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss.................................................  $  (4,475) $  (1,276)
Adjustments to reconcile net loss to net cash used in op-
 erating activities:
  Depreciation and amortization..........................      1,944      1,501
  Non-cash compensation..................................        160        162
  Changes in operating assets and liabilities, net of ef-
   fects of acquisitions:
    Accounts and notes receivable........................      4,787     (1,770)
    Other current assets.................................       (117)      (355)
    Accounts payable.....................................       (330)    (1,195)
    Accrued network costs................................       (830)     2,263
    Other accrued expenses...............................     (1,632)    (1,142)
    Deferred revenue and other current liabilities.......        (20)    (1,611)
                                                           ---------  ---------
Net cash used in operating activities....................       (513)    (3,423)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment......................       (840)    (1,080)
Expenditures for line installations......................        (13)       (72)
                                                           ---------  ---------
Net cash used in investing activities....................       (853)    (1,152)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from debt.......................................        --       2,500
Proceeds from revolving credit agreement, net............        162        --
Repayment of debt........................................         (4)        (4)
Proceeds from stock option exercise......................        146          7
Principal payments on capital lease obligations..........       (317)      (176)
                                                           ---------  ---------
Net cash (used in) provided by financing activities......        (13)     2,327
                                                           ---------  ---------
Net change in cash.......................................     (1,379)    (2,248)
Cash at beginning of period..............................      1,481      6,020
                                                           ---------  ---------
Cash at end of period....................................  $     102  $   3,772
                                                           =========  =========
Interest paid............................................  $     466  $     163
                                                           =========  =========
Capital lease obligations incurred.......................  $     609  $     --
                                                           =========  =========

                            See accompanying notes.

                          TRESCOM INTERNATIONAL, INC.

             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

1. GENERAL

 Organization and Basts of Presentation

  TresCom International, Inc. (together with its subsidiaries collectively referred to as the "Company") is a facilities-based long-distance telecommunications carrier focused on international long-distance traffic. The Company offers telecommunications services, including direct dial "1 plus" and toll-free long distance, calling and debit cards, international toll-free service, 24-hour bilingual operator services, intra-island local service in Puerto Rico, private lines, frame relay, international inbound service, international country to country calling services and international callthrough from selected markets.

  These financial statements have been prepared in accordance with generally accepted accounting principles for interim financial reporting and Securities and Exchange Commission regulations. Certain information and footnote disclosures normally included to financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such regulations. In the opinion of management, the information contained herein reflects all adjustments necessary to make the financial position, results of operations and cash flows for the interim periods a fair representation. All such adjustments are of a normal recurring nature. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. These financial statements should be read in conjunction with the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997. The results of operations for the interim periods shown are not necessarily indicative of results of operations to be expected for the entire fiscal year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Reference should be made to the Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, specifically Note 2, for a summary of the Company's significant accounting policies.

 Reclassification

  Certain prior year amounts have been reclassified to conform with current year presentation.

 New Accounting Pronouncement

  In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform with SFAS 128.

                          TRESCOM INTERNATIONAL, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

3. LONG-TERM OBLIGATIONS

  A summary of long-term obligations is as follows;

                                                          MARCH 31, DECEMBER 31,
                                                            1998        1997
                                                          --------- ------------
   Revolving Credit Agreement, interest payable monthly
    at rates based upon the lender's commercial lending
    rate plus 0.5% (9.0% at March 31, 1998), maturing in
    July 2002...........................................   $15,808    $15,645
   Loans payable to the Small Business Administration,
    bearing interest at 4%, due in monthly principal and
    interest payments of $3 through February 2015,
    collateralized by a security agreement covering
    certain assets......................................       396        401
   Capital leases bearing interest at rates ranging from
    9% to 11% and payable in monthly installments
    totaling $167.......................................     4,937      4,645
                                                           -------    -------
                                                            21,141     20,691
   Less amounts due within one year.....................     1,299      1,098
                                                           -------    -------
                                                           $19,842    $19,593
                                                           =======    =======

  The Company has a $25,000 revolving credit and security agreement (the
"Revolving Credit Agreement") with a commercial bank secured by the Company's accounts receivable. As of March 31, 1998, availability under the Revolving
Credit Agreement was approximately $19,400 of which approximately $16,494
(including approximately $686 of letters of credit) had been utilized. As of March 31, 1998, the Company was in compliance with all covenants contained in the Revolving Credit Agreement. See "Management's Discussion and Analysis of
Financial Condition and Results of Operations--Liquidity and Capital
Resources."

  Assets totaling $609 were acquired via a capital lease during the first quarter of 1998.

4. EARNINGS PER SHARE

  The following table sets forth the computation of basic and diluted earnings per share:

                                                            THREE MONTHS ENDED
                                                                MARCH 31,
                                                          ----------------------
                                                            1998        1997
                                                          --------- ------------
   Numerator:
     Numerator for basic and diluted earnings per
      share--net loss applicable to common stock........   $(4,475)   $(1,276)
                                                           =======    =======
   Denominator:
     Denominator for basic and diluted earnings per
      share--weighted average shares....................    12,146     11,816
                                                           =======    =======
   Basic and diluted net loss per share of common
    stock...............................................   $ (0.37)   $ (0.11)
                                                           =======    =======

                          TRESCOM INTERNATIONAL, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

5. PROPOSED MERGER

  In February 1998, the Company entered into a definitive Agreement and Plan of Merger, which was subsequently amended by Amendments No. 1 and 2, dated as of April 8, 1998 and as of April 16, 1998, respectively, with Primus Telecommunications Group, Incorporated ("Primus") and Taurus Acquisition Corporation, a wholly-owned subsidiary of Primus ("Taurus"). Pursuant to the terms of the Agreement and Plan of Merger, as amended, it is contemplated that Taurus will merge with and into the Company, that the Company will be the surviving corporation and that Primus will acquire 100% of the issued and outstanding shares of the Company's common stock. The transaction is expected to be completed during the second quarter of 1998 and is subject to, among other things, the approval of both Primus' and the Company's shareholders and certain regulatory authorities.

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors
TresCom International, Inc.

  We have audited the consolidated financial statements of TresCom International, Inc. and its subsidiaries ("TresCom") as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, and have issued our report thereon dated February 27, 1998. Our audit also included the accompanying financial statement schedule of TresCom. This schedule is the responsibility of TresCom's management. Our responsibility is to express an opinion based on our audits.

  In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          Ernst & Young LLP

Atlanta, Georgia
February 27, 1998

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                          TRESCOM INTERNATIONAL, INC.
                                 (IN THOUSANDS)

                                          ADDITIONS
                                    ---------------------
                         BALANCE AT CHARGED TO CHARGED TO             BALANCE AT
                         BEGINNING  COSTS AND    OTHER                  END OF
      DESCRIPTION        OF PERIOD   EXPENSES   ACCOUNTS  DEDUCTIONS    PERIOD
------------------------ ---------- ---------- ---------- ----------  ----------
Year ended December 31,
 1997:
Reserve and allowance
 deducted from asset
 accounts:
  Allowance for doubtful
   accounts.............   $7,588     $4,159      $500(1)   $4,098(3)   $8,149
  Valuation allowance
   for deferred taxes...    8,479      5,574       --          --       14,053
Year ended December 31,
 1996:
Reserve and allowance
 deducted from asset
 accounts:
  Allowance for doubtful
   accounts.............    4,140      5,036       --        1,588(3)    7,588
  Valuation allowance
   for deferred taxes...    8,793        --        --          314(2)    8,479
Year ended December 31,
 1995:
Reserve and allowance
 deducted from asset
 accounts:
  Allowance for doubtful
   accounts.............    3,761      1,791       700(4)    2,112(3)    4,140
  Valuation allowance
   for deferred taxes...    5,737      3,056       --          --        8,793

--------

(1) In connection with acquisitions.

(2) Change in deferred taxes.

(3) Write-off of uncollectible accounts.

(4) Uncollectible accounts in U.S. Virgin Islands resulting from Hurricane Marilyn.

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESEN-
TATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMA-TION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITA-TION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE NOTES OFFERED HEREBY NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE NOTES TO ANY PERSON IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER, SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN
THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               -----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Available Information.................................................... iii
Incorporation of Certain Documents by Reference.......................... iii
Summary..................................................................   1
Risk Factors.............................................................  14
The Exchange Offer.......................................................  27
Recent Developments......................................................  35
Capitalization...........................................................  36
Selected Financial Data..................................................  37
Unaudited Pro Forma Financial Data.......................................  41
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  45
Business.................................................................  59
Management...............................................................  85
Certain Transactions.....................................................  97
Principal Stockholders...................................................  99
Description of Certain Indebtedness...................................... 102
Description of Exchange Notes............................................ 103
Certain Federal Income Tax Considerations................................ 131
Plan of Distribution..................................................... 135
Legal Matters............................................................ 136
Experts.................................................................. 136
Index to Financial Statements............................................ F-1
Financial Statement Schedule of TresCom.................................. S-1

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                       OFFER TO EXCHANGE ALL OUTSTANDING
                          9 7/8% SENIOR NOTES DUE 2008
                        ($150,000,000 PRINCIPAL AMOUNT)

                   FOR 9 7/8% SERIES B SENIOR NOTES DUE 2008

               [LOGO OF PRIMUS TELECOMMUNICATIONS GROUP, INC.]

                               -----------------

                                   PROSPECTUS
                                 July 16, 1998

                               -----------------

All tendered Initial Notes, executed Letters of Transmittal and other related documents should be directed to the Exchange Agent. Questions and requests for assistance and requests for additional copies of the Prospectus, the Letter of Transmittal and other related documents should be addressed to the Exchange Agent as follows:

                      BY MAIL, HAND OR OVERNIGHT DELIVERY:
                    First Union Customer Information Center
                     Reorganization Department, 3C3-NC 1153
                        1525 West W.T. Harris Boulevard
                             Charlotte, N.C. 28262

                            FACSIMILE TRANSMISSION:
                                 (704) 590-7628

                              TO CONFIRM RECEIPT:
                                 (704) 590-7408

  (Originals of all documents submitted by facsimile should be sent promptly by hand, overnight courier or registered or certified mail)

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